NEW PACIFIC METALS CORP.

Suite 1750 – 1066 West Hastings Street

Vancouver, British Columbia, Canada V6E 3X1

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE 2020 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD AT 9:00 A.M. ON SEPTEMBER 30, 2020

Dated August 27, 2020

NEW PACIFIC METALS CORP.

Suite 1750 – 1066 West Hastings Street

Vancouver, British Columbia, Canada V6E 3X1

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the 2020 annual general and special meeting (the "Meeting") of the shareholders (the "Shareholders") of New Pacific Metals Corp. (the "Company") will be held at Suite 1750 - 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1 on Wednesday, September 30, 2020 at 9:00 a.m. (Vancouver time), and at any adjournment or postponement thereof, for the following purposes:

(a) to receive the audited financial statements of the Company for the year ended June 30, 2020, together with the report of the auditor thereon;

(b) to fix the number of directors at six (6);

(c) to elect directors for the ensuing year;

(d) to re-appoint Deloitte LLP, Chartered Professional Accountants, as auditor for the Company for the ensuing year and to authorize the directors to fix the auditor's remuneration;

(e) to consider and, if deemed appropriate, to pass with or without variation, an ordinary resolution of the Shareholders ratifying, approving and adopting the Company's amended and restated share based compensation plan (the "Omnibus Plan"), approved by the Company's board of directors on August 25, 2020, and all unallocated awards and entitlements thereunder, as more particularly described in the management information circular accompanying this notice (the "Circular");

(f) if the Omnibus Plan is not ratified, approved and adopted by the Shareholders, to re-approve the Company's existing share based compensation plan and all unallocated awards and entitlements thereunder;

(g) to consider and, if deemed appropriate, to pass with or without variation, a special resolution of the Shareholders, the full text of which is attached as Schedule "A" to the Circular, approving an arrangement under Division 5 of Part 9 of the Business Corporations Act (British Columbia), which involves, among other things, the distribution of common shares of Whitehorse Gold Corp. ("Whitehorse") to the Shareholders, as more particularly described in the Circular;

(h) to consider and, if deemed appropriate, to pass with or without variation, an ordinary resolution of the Disinterested Shareholders (within the meaning of the Circular), the full text of which is attached as Schedule "B" to the Circular, approving the private placement of common shares of Whitehorse for gross proceeds of up to $9 million, as more particularly described in the Circular; and

(i) to transact such further and other business as may be properly brought before the Meeting or at any adjournments thereof.

Particulars of the foregoing matters are set forth in the Circular accompanying this notice. Only Shareholders of record on August 20, 2020 are entitled to receive notice of and vote at the Meeting.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Shareholders who are unable to attend the Meeting are requested to read, complete, sign, date and return the enclosed form of proxy and deliver it to the Company's transfer agent, Computershare Investor Services Inc., in accordance with the instructions set out in the form of proxy and the Circular accompanying this notice.

As of the date of this notice, the Company intends to proceed with the Meeting and encourages you to vote by proxy in advance of the Meeting in light of public health directives and recommendations relating to the ongoing novel coronavirus ("COVID-19") pandemic and efforts to reduce its spread, including restrictions on in-person gatherings of any size, which continue to be strongly discouraged, and physical distancing requirements, and overarching concern for the wellbeing of Shareholders, directors, their families and others. At a minimum, only registered Shareholders or their duly appointed proxyholders will be permitted to attend the Meeting. Those attending the Meeting in person who are experiencing any of the known COVID-19 symptoms including fever, cough or difficulty breathing will not be permitted to attend the Meeting. Those attending in person will be required to comply with the then current direction and advice from federal, provincial and municipal levels of government concerning public gatherings. Note however that, in light of ongoing concerns related to the spread of COVID-19 and the constantly evolving restrictions on the size of public gatherings which are beyond the control of the Company, attendance at the Meeting in person may be difficult or not permitted. Accordingly, we encourage you to vote by proxy in advance of the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, this 27th day of August, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

"Mark Cruise"

Dr. Mark Cruise

Chief Executive Officer and Director

New Pacific Metals Corp.

AUDITOR	67

OTHER BUSINESS	67

ADDITIONAL INFORMATION	68

BOARD APPROVAL	68

Schedule "A" ARRANGEMENT RESOLUTION

Schedule "B" WHITEHORSE FINANCING RESOLUTION

Schedule "C" FAIRNESS OPINION

Schedule "D" ARRANGEMENT AGREEMENT AND PLAN OF ARRANGEMENT

Schedule "E" INTERIM ORDER

Schedule "F" DISSENT PROVISIONS OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Schedule "G" WHITEHORSE GOLD CORP. FOLLOWING THE ARRANGEMENT

Schedule "H" TAGISH LAKE GOLD CORP. AUDITED FINANCIAL STATEMENTS AND MD&A

Schedule "I" WHITEHORSE GOLD CORP. AUDITED FINANCIAL STATEMENTS AND MD&A

Schedule "J" WHITEHORSE GOLD CORP. PRO-FORMA FINANCIAL STATEMENTS

Schedule "K" CHARTER FOR THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Schedule "L" NEW PACIFIC METALS CORP. FOLLOWING THE ARRANGEMENT Schedule "M" OMNIBUS PLAN

Schedule "N" MANDATE OF THE BOARD OF DIRECTORS OF NEW PACIFIC METALS CORP.

Schedule "O" CHARTER FOR THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS OF NEW PACIFIC METALS CORP.

Schedule "P" CHARTER FOR THE CORPORATE GOVERNANCE COMMITTEE OF THE BOARD OF DIRECTORS OF NEW PACIFIC METALS CORP.

Schedule "Q" WHITEHORSE OPTION PLAN

(ii)

NEW PACIFIC METALS CORP.

Suite 1750 – 1066 West Hastings Street

Vancouver, BC V6E 3X1

MANAGEMENT INFORMATION CIRCULAR

FOR THE 2020 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD AT 9:00 A.M. ON SEPTEMBER 30, 2020

NOTICE TO READERS

The information herein is given as at August 27, 2020, except as otherwise stated.

This Circular is furnished in connection with the solicitation of proxies by the management ("Management") of New Pacific Metals Corp. (the "Company") for use at the annual general and special meeting of the shareholders of the Company (the "Shareholders") to be held at the time and place and for the purposes set forth in the accompanying notice of meeting (the "Notice of Meeting") and at any adjournments thereof.

All capitalized terms used in this Circular (including the Schedules hereto) but not otherwise defined herein have the meanings set forth under the heading "Glossary of Terms".

In considering whether to vote for the approval of the Arrangement, Shareholders should be aware that there are various risks, including, but not limited to, those described under the heading "Risk Factors Relating to the Arrangement" in this Circular. Shareholders should carefully consider these risk factors, together with the other information included in this Circular, before deciding whether to approve the Arrangement.

Information contained in this Circular should not be construed as legal, tax or financial advice and Shareholders are urged to consult their own professional advisors in connection therewith.

Descriptions in the body of this Circular of the terms of the Arrangement Agreement and the Plan of Arrangement are merely summaries of the terms of those documents. Shareholders should refer to the full text of the Arrangement Agreement and the Plan of Arrangement for complete details of those documents. The full text of the Arrangement Agreement is attached to this Circular as Schedule "D" and the Plan of Arrangement is attached as Exhibit "A" to the Arrangement Agreement.

INFORMATION FOR UNITED STATES SHAREHOLDERS

NONE OF THE ARRANGEMENT, THIS CIRCULAR OR THE SECURITIES ISSUABLE PURSUANT TO THE ARRANGEMENT HAVE BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES, NOR HAS ANY OF THE FOREGOING AUTHORITIES OR ANY CANADIAN SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The New Common Shares to be issued and the Spin-Out Shares to be distributed to Shareholders pursuant to the Arrangement described in this Circular have not been and will not be registered under the 1933 Act or any U.S. state securities laws, and are being issued and distributed in reliance on the exemption from registration under the 1933 Act set forth in Section 3(a)(10) thereof on the basis of the approval of the Court, and similar exemptions from registration under applicable state securities laws. Section 3(a)(10) of the 1933 Act provides an exemption from the general requirement of registration under the 1933 Act for offers and sales of securities issued in exchange for one or more bona fide outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court authorized to grant such approval after a hearing upon the substantive and procedural fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on August 27, 2020 and, subject to the approval of the Arrangement by the Shareholders at the Meeting on September 30, 2020, it is expected that the hearing on the Arrangement will be held by the Court on October 2, 2020 at 9:45 a.m. (Vancouver time) at the Law Courts, 800 Smithe Street, Vancouver, British Columbia. All Shareholders are entitled to appear and be heard at this hearing. The Final Order will constitute a basis for the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof with respect to the New Common Shares to be issued and the Spin-Out Shares to be distributed to Shareholders pursuant to the Arrangement. Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order. See "The Arrangement – Court Approval of the Arrangement" in this Circular.

The solicitation of proxies for the Meeting made pursuant to this Circular is not subject to the requirements applicable to proxy statements under the 1934 Act by virtue of an exemption applicable to foreign private issuers (as defined in Rule 3b-4 under the 1934 Act). The securities to be issued and distributed to Shareholders pursuant to the Arrangement described in this Circular will not be listed for trading on any United States stock exchange or registered under the 1934 Act. Accordingly, the solicitations and transactions contemplated in this Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act.

The financial statements and pro-forma and historical financial information included in this Circular have been prepared based upon IFRS and are subject to Canadian auditing standards and auditor independence standards and thus are not comparable in all respects to financial statements prepared in accordance with United States Generally Accepted Account Principles and subject to standards of the Public Company Accounting Oversight Board. Likewise, information concerning the operations of the Company, Whitehorse and Tagish Lake contained herein have been prepared based on IFRS disclosure standards, which are not comparable in all respects to United States disclosure standards.

The enforcement by investors of civil liabilities under the United States securities laws may be adversely affected by the fact that the Company and Whitehorse and certain of their respective subsidiaries are organized under the laws of jurisdictions outside the United States, that certain of their officers and directors are residents of countries other than the United States, that the experts named in this Circular are residents of countries other than the United States and that a significant portion of the assets of the Company and Whitehorse and their respective subsidiaries and substantially all of the assets of such persons are located outside the United States. As a result, it may be difficult or impossible for Shareholders in the United States to effect service of process within the United States upon the Company and Whitehorse, their respective officers or directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States. In addition, Shareholders in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States.

In addition, information concerning the properties and operations of the Company and Whitehorse has been prepared in accordance with Canadian standards, and may not be comparable to similar information for United States companies. For example, the terms "mineral reserve" and "mineral resource" have been reported in accordance with Canadian reporting standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. U.S. reporting requirements for such information are governed by the SEC's Industry Guide 7 ("Industry Guide 7"). The information included or incorporated by reference in this Circular includes estimates of "mineral reserves" and "mineral resources" reported in accordance with NI 43-101. The reporting standards under NI 43-101 and Industry Guide 7 are materially different. For example, under Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made, which is not the case under NI 43-101. Consequently, the definitions of "proven mineral reserve" and "probable mineral reserve" under NI 43-101 differ in certain material respects from the standards of Industry Guide 7. In addition, the Company and Whitehorse also report estimates of "mineral resource" in accordance with NI 43-101. While the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized by NI 43-101, they are not recognized under the standards of Industry Guide 7. As a result, U.S. companies are generally not permitted to report estimates of "mineral resources" of any category in documents filed with the SEC under Industry Guide 7. As such, certain information included in this Circular concerning descriptions of mineralization and estimates of "mineral reserves" and "mineral resources" reported in accordance with Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of Industry Guide 7. Readers are cautioned not to assume that all or any part of a "measured mineral resource" or "indicated mineral resource" estimate will ever be converted into a "mineral reserve". Readers should also not assume that all or any part of a "mineral resource" will ever be upgraded to a higher category. In particular, an "inferred mineral resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility and, under NI 43-101, an "inferred mineral resource" estimate may not form the basis of feasibility or other economic studies. Readers are, therefore, further cautioned not to assume that all or any part of an "inferred mineral resource" exists or is, or will ever be, economically or legally mineable. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Accordingly, information included or incorporated by reference in this Circular containing descriptions of the Company's or Whitehorse's mineral properties may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of Industry Guide 7.

The New Common Shares to be issued and the Spin-Out Shares to be distributed to Shareholders pursuant to the Arrangement will generally be freely transferable under U.S. federal securities laws, except by persons who are "affiliates" (as defined in Rule 144 under the 1933 Act) of the Company and Whitehorse after the Effective Date, or were "affiliates" of the Company and Whitehorse within 90 days prior to the Effective Date. Persons who may be deemed to be "affiliates" of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such New Common Shares or the Spin-Out Shares by such an affiliate (or former affiliate) may be subject to the registration requirements of the 1933 Act, absent an exemption therefrom. See "Certain Securities Law Matters – United States Securities Laws".

FORWARD LOOKING STATEMENTS

This Circular includes and incorporates statements that are prospective in nature that constitute forward-looking information and/or forward-looking statements within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements include, but are not limited to, statements concerning (i) the completion and proposed terms of, and matters relating to, the anticipated election of the Company's proposed directors, (ii) completion of the Arrangement, the expected timing related thereto, and TSX acceptance and Shareholder approval thereof, (iii) the expected terms of, purchasers and completion of the Whitehorse Financing, the expected timing related thereto and TSX approval thereof, (iv) the Canadian and U.S. tax treatment of the Arrangement, including with respect to the New Common Shares and Spin-Out Shares, (v) the treatment of both the New Common Shares and the Spin-Out Shares as qualified investments for the purposes of a Registered Plan, (vi) the expected operations, financial results and condition of the Company and Whitehorse following the Arrangement, (vii) each company's future objectives and strategies to achieve those objectives, (viii) the future prospects of each company as an independent company, including any benefits from separation of the Spin-Out Assets and the Company Assets, (ix) the anticipated listing of the Whitehorse Shares on the TSX-V, meeting of the initial listing requirements of the TSX-V, and TSX-V acceptance and approval of Whitehorse's listing application, (x) the continued listing of the Company's common shares on the TSX, including TSX's approval of the substitutional listing of the New Common Shares, (xi) any market created for the Spin-Out Shares, (xii) the expected status of Whitehorse as a reporting issuer in each of the provinces of Canada following the Arrangement, (xiii) the estimated cash flow, capitalization and adequacy thereof for each company following the Arrangement, (xiv) the expected benefits of the Arrangement to, and resulting treatment of, Shareholders, holders of Whitehorse Shares, and holders of Options and RSUs, and each company, (xv) the anticipated effects of the Arrangement, (xvi) the estimated costs of the Arrangement, (xvii) the satisfaction of the conditions to consummate the Arrangement, as well as other statements with respect to management's beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "outlook", "objective", "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue", or similar expressions suggesting future outcomes or events.

Forward-looking statements reflect the current beliefs, expectations and assumptions of Management are based on information currently available to Management, Management's historical experience, perception of trends and current business conditions, expected future developments and other factors which management considers appropriate. With respect to the forward-looking statements included in or incorporated into this Circular, Management has made certain assumptions with respect to, among other things, (i) the anticipated approval of the Arrangement by Shareholders and the Court, and acceptance of the Arrangement by the TSX, (ii) the anticipated approval of the Whitehorse Financing by Disinterested Shareholders and the TSX, (iii) the anticipated completion of the Whitehorse Financing on the terms described in this Circular or at all, (iv) the anticipated receipt of any required regulatory approvals and consents for the Arrangement, the Whitehorse Financing, listing of Whitehorse Shares and substitutional listing of the New Common Shares (including approval of the TSX and the TSX-V), (v) the expectation that each of the Company and Whitehorse will comply with the terms and conditions of the Arrangement Agreement, (vi) the expectation that the New Common Shares will be listed on the TSX, (vii) the expectation that Whitehorse will meet the initial listing requirements of the TSX-V, (viii) the expectation that no event, change or other circumstance will occur that could give rise to the termination of the Arrangement Agreement, (ix) the belief that the assumptions underlying the Whitehorse Pro-forma Financial Statements are reasonable, (x) the expectation that Court approval, if obtained, will not be set aside or modified, (xi) the expectation that the Court will determine that the Arrangement is procedurally and substantively fair and that such determination will form the basis for an exemption from the registration requirements of the 1933 Act pursuant to Section 3(a)(10) of the 1933 Act, (xii) that no unforeseen changes in the legislative and operating framework for the respective businesses of Whitehorse and the Company will occur, (xiii) the belief that separation of the Spin-Out Assets and Company Assets will enable investors to more accurately compare and evaluate each company, (xiv) the belief that each company will benefit from pursuing independent growth and capital allocation strategies, that each company will meet its future objectives and priorities, that each company will have access to adequate capital to fund its future projects and plans, and that each company's future projects and plans will proceed as anticipated, (xv) the belief that the factual basis, assumptions, qualifications and conclusions of the Fairness Option and the Independent Valuation are reasonable and accurate, (xvi) the belief that the facts and assumptions underlying the calculation of NAV of Whitehorse Shares and the pricing of the Whitehorse Financing are reasonable and accurate, (xvii) Whitehorse's ability to continue as a going concern, and (xviii) assumptions concerning general economic and industry growth rates, commodity prices, currency exchange and interest rates and competitive intensity.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve known and unknown risks and uncertainties and other factors that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include, but are not limited to: (i) conditions precedent or approvals required for the Arrangement not being satisfied, obtained or waived, including, without limitation, the Arrangement Resolution not being approved by the Shareholders at the Meeting, the Whitehorse Financing Resolution not being approved by Disinterested Shareholders at the Meeting, the Final Order not being granted by the Court, the TSX not approving the Arrangement, substitutional listing of the New Common Shares and the Whitehorse Financing and the TSX-V not approving the listing of the Whitehorse Shares as of the Effective Time; (ii) the potential benefits of the Arrangement not being realized; (iii) the risk of tax liabilities as a result of the Arrangement; (iv) general business and economic uncertainties and adverse market conditions; (v) the potential for the combined trading prices of the New Common Shares and the Spin-Out Shares after the Arrangement being less than the trading price of Common Shares immediately prior to the Arrangement; (vii) there being no established market for the New Common Shares or the Spin-Out Shares; (viii) the Company's ability to delay or amend the implementation of all or part of the Arrangement or to proceed with the Arrangement even if certain consents and approvals are not obtained on a timely basis; (ix) the reduced diversity of the Company and Whitehorse as separate companies; (x) the costs related to the Arrangement that must be paid even if the Arrangement is not completed; (xi) obtaining approvals and consents, or satisfying other requirements, necessary or desirable to permit or facilitate completion of the Arrangement; (xii) global financial and commodity markets, general economic conditions, competitive business environments, and other factors may negatively impact the Company's and Whitehorse's financial condition; (xiii) future factors that may arise making it inadvisable to proceed with, or advisable to delay, all or part of the Arrangement; (xiv) the potential inability or unwillingness of current Shareholders to hold New Common Shares and/or Spin-Out Shares following the Arrangement; (xv) the potential for the Whitehorse Shares issued in the Whitehorse Financing to be issued at a greater discount to NAV than as disclosed in this Circular; (xvi) the potential for the Whitehorse Shares issued in the Whitehorse Financing to be issued at a discount to the market value of Whitehorse Shares once and if Whitehorse is publicly listed; (xvii) the potential for Whitehorse to apply for and obtain listing of the Whitehorse Shares on another stock exchange or to not obtain listing of the Whitehorse Shares at all; (xvii) Whitehorse's inability to continue as a going concern; and (xviii) the potential for the actual value of the Tagish Lake Project to differ from the value as determined by the Independent Valuation as set out in this Circular. For a further description of these and other factors that could cause actual results to differ materially from the forward-looking statements included in or incorporated into this Circular, see the risk factors discussed under the headings "Risk Factors Relating to the Arrangement" and "Risk Factors Relating to the Whitehorse Financing" and the risk factors discussed in Schedule "G" under the heading "Risk Factors" and in Schedule "L" under the heading "Risk Factors", as well as the risk factors included in the Company's MD&A and AIF, and as described from time to time in the reports and disclosure documents filed by the Company with Canadian securities regulatory authorities, which are available under the Company's profile on SEDAR at www.sedar.com. This list is not exhaustive of the factors that may impact the Company's forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company's forward-looking statements. As a result of the foregoing and other factors, there can be no assurance that actual results will be consistent with these forward-looking statements.

All forward-looking statements included in or incorporated by reference into this Circular are qualified by these cautionary statements. The forward-looking statements contained herein are made as of the date of this Circular and, except as required by applicable law, neither the Company nor Whitehorse undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Readers are cautioned that the actual results achieved will vary from the information provided herein and that such variations may be material. Consequently, there are no representations by the Company or Whitehorse that actual results achieved will be the same in whole or in part as those set out in the forward-looking statements.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated by reference and form part of this Circular. Copies of these documents may be obtained by accessing the SEDAR website at www.sedar.com under the profile of the Company. In addition, copies of the following documents may also be obtained on request without charge from the Company's General Counsel and Corporate Secretary at ykim@newpacificmetals.com:

(a) the audited consolidated financial statements of the Company for the year ended June 30, 2020, together with the notes thereto and the auditor's report thereon;

(b) management's discussion and analysis for the year ended June 30, 2020 (the "MD&A");

(c) the amended and restated technical report of the Company prepared in accordance with NI 43-101 entitled "Amended and Restated Technical Report – Skukum Gold-Silver Project" dated July 16, 2012, as amended July 31, 2013, with an effective date of July 16, 2012 in respect of the Tagish Lake Gold Project (the "Tagish Lake Gold Project Technical Report"); and

(d) annual information form of the Company for the year ended June 30, 2019 (the "AIF").

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained in this Circular or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

CURRENCY AND EXCHANGE RATES

Unless otherwise indicated herein, reference to "$", "C$" or "Canadian dollars" are to Canadian dollars, and references to "US$", "U.S. dollars" or "USD" are to United States dollars.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Circular, including the summary hereof and the Schedules to the Circular.

"1933 Act" means the United States Securities Act of 1933, as amended, and all rules and regulations promulgated from time to time thereunder.

"1934 Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder.

"allowable capital loss" has the meaning given to it under the heading "Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada - Taxation of Capital Gains and Capital Losses".

"Arrangement" means the arrangement of the Company and Whitehorse under Part 9, Division 5 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Plan of Arrangement or the Arrangement Agreement or made at the direction of the Court in the Final Order and acceptable to the Company.

"Arrangement Agreement" means the arrangement agreement dated August 25, 2020 between the Company and Whitehorse, a copy of which is attached as Schedule "D", as it may be amended or modified from time to time.

"Arrangement Resolution" means the special resolution to be considered by the Shareholders at the Meeting to approve the Arrangement, and which shall be in, or substantially in, the form set out at Schedule "A".

"Audit Committee" has the meaning given to it under the heading "Audit Committee".

"BCBCA" means the Business Corporations Act (British Columbia), as amended.

"Beneficial Shareholder" has the meaning given to it under the heading "How to Vote – Advice to Beneficial Holders of Common Shares".

"Board" means the board of directors of the Company, as currently constituted.

"Broadridge" has the meaning given to it under the heading "How to Vote – Advice to Beneficial Holders of Common Shares".

"Business Day" means a day which is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia.

"Circular" means this management information circular dated August 27, 2020, together with all schedules, appendices and exhibits hereto, as amended, supplemented or otherwise modified from time to time.

"Class A Shares" means the Common Shares after they have been re-named and re-designated as "Class A common shares without par value" pursuant to the Plan of Arrangement.

"Common Shares" means the common shares without par value in the capital of the Company, as constituted from time to time, as the context requires.

"Company" has the meaning given to it under the heading "Notice to Readers".

"Company Assets" means the Silver Sand Project, the Silverstrike Project, as well as other assets subject to exploration activities in Bolivia.

"Computershare" has the meaning given under the heading "Solicitation of Proxies".

"Court" means the British Columbia Supreme Court.

"CRA" means Canada Revenue Agency, or any successor agency thereto.

"Depositary" means Computershare, or such other depositary as the Company may determine.

"Disinterested Shareholders" means Shareholders other than: (a) Shareholders who are participating in the Whitehorse Financing; and (b) Shareholders whose affiliates or associates (within the meaning of the TSX Company Manual) are participating in the Whitehorse Financing.

"Dissent Notice" has the meaning given to it under the heading "Dissent Rights".

"Dissent Procedures" means the rules pertaining to the exercise of Dissent Rights as set forth in Division 2 of Part 8 of the BCBCA and Article 5 of the Plan of Arrangement, as the same may be modified by the Plan of Arrangement, the Interim Order and the Final Order.

"Dissent Rights" means the rights of a Registered Shareholder to dissent from the Arrangement Resolution in accordance with the provisions of the BCBCA, as modified by the Interim Order, and to be paid the fair value of the Common Shares in respect of which the holder dissents.

"Dissent Shares" means the Common Shares held a Dissenting Shareholder at the Effective Time and in respect of which Dissent Rights were validly exercised.

"Dissenting Non-Resident Holder" has the meaning given under the heading "Material Income Tax Considerations– Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Dissenting Non- Resident Holders".

"Dissenting Resident Holder" has the meaning given under the heading "Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Dissenting Resident Holders".

"Dissenting Shareholder" mean a Registered Shareholder who is entitled to and does validly dissent in respect of the Arrangement in strict compliance with the Dissent Procedures, and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights at the Effective Time, but only with respect to the Common Shares in respect of which Dissent Rights are validly exercised by such registered holder.

"Effective Date" means the date that the Arrangement becomes effective as agreed to by the Company and Whitehorse in accordance with the Final Order.

"Effective Time" means such time on the Effective Date as agreed to by the Company and Whitehorse.

"Encumbrance" means any lien, charge, claim, adverse interest, security interest, third party right or encumbrance of any kind or nature.

"Existing Omnibus Plan" has the meaning given to it under the heading "Particulars of Matters to be Acted Upon – Approval of Amended and Restated Share Based Compensation Plan".

"Fairness Opinion" means the fairness opinion of the Independent Valuator dated effective August 24, 2020 in respect of the Arrangement and the Whitehorse Financing, taken as a whole.

"Final Order" means the final order of the Court approving the Arrangement.

"FMV Reduction of a New Common Share" means the reduction in the fair market value of a Common Share, immediately prior to the Effective Time, as compared to a New Common Share, that arises solely as a result of the distribution by the Company of the Spin-Out Shares pursuant to Section 3.1(d)(ii) of the Plan of Arrangement, and which will be calculated by subtracting (i) the volume weighted average trading price of a New Common Share on the TSX for a five-day trading period commencing on the first trading day upon which the New Common Shares commence trading on the TSX after the Effective Date from (ii) the volume weighted average trading price of a Common Share on the TSX for a five-day trading period ending immediately before the Effective Date, subject to any requirements of the TSX.

"forward-looking statements" has the meaning given to it under the heading "Forward Looking Statements".

"Holder" has the meaning given to it under the heading "Material Income Tax Considerations - Certain Canadian Federal Income Tax Considerations".

"Independent Valuation" means the independent valuation prepared by the Independent Valuator on the Tagish Lake Gold Project, dated August 1, 2020, as more particularly described under the heading "Whitehorse Financing – Independent Valuation".

"Independent Valuator" means Stephen Semeniuk, Chartered Financial Analyst (CFA).

"Interim Order" means the interim order of the Court providing advice and directions in connection with the Meeting and the Arrangement, a copy of which is attached as Schedule "E".

"Intermediary" or "Intermediaries" has the meaning given to it under the heading "How to Vote – Advice to Beneficial Holders of Common Shares".

"Letter of Transmittal" means the letter of transmittal sent to Registered Shareholders with this Circular for the purpose of receiving the New Common Shares and the Spin-Out Shares.

"Meeting" means the annual general and special meeting of Shareholders to be held on September 30, 2020, and any adjournment(s) or postponement(s) thereof, held in order to, among other things, consider and, if thought fit, approve the Arrangement.

"New Common Shares" means the common shares without par value in the capital of New Pacific, to be created and issued to Shareholders pursuant to the Plan of Arrangement, and which, immediately after completion of the transactions comprising the Plan of Arrangement, will be identical in every relevant respect to the Common Shares.

"New Pacific-Whitehorse Debt" means the interest-bearing indebtedness of Whitehorse owing to the Company having a principal amount of $3,000,000, as issued by Whitehorse to the Company under the Share Exchange Agreement, plus the interest-bearing indebtedness in the principal amount of $500,000 otherwise owing by Whitehorse to New Pacific, and which will be fully repaid and extinguished prior to the Effective Time.

"NI 43-101" means National Instrument 43-101 Standards of Disclosure for Mineral Projects.

"NI 52-110" has the meaning given to it under the heading "Corporate Governance – Composition of the Board".

"NI 54-101" has the meaning given to it under the heading "How to Vote – Advice to Beneficial Holders of Common Shares".

"NOBOs" has the meaning given to it under the heading "How to Vote – Advice to Beneficial Holders of Common Shares".

"Non-Resident Holder" has the meaning given under the heading "Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada".

"Notice of Meeting" has the meaning given to it under the heading "Notice to Readers".

"OBOs" has the meaning given to it under the heading "How to Vote – Advice to Beneficial Holders of Common Shares".

"Option" means an option to purchase Common Shares granted pursuant to the Omnibus Plan or Existing Omnibus Plan, as applicable.

"Plan of Arrangement" means the plan of arrangement of the Company, substantially in the form set forth in Exhibit "A" to Schedule "D" hereto, and any amendments or variations thereto made in accordance with the Plan of Arrangement or upon the direction of the Court in the Final Order.

"Proposed Amendments" has the meaning given to it under the heading "Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations".

"RDSP" has the meaning given under the heading "Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Eligibility for Investment".

"Record Date" has the meaning given under the heading "Voting Shares and Principal Shareholders".

"Registered Plans" has the meaning given under the heading "Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Eligibility for Investment".

"Registered Shareholder" has the meaning given under the heading "How to Vote".

"Registrar" means the Registrar of Companies appointed pursuant to the BCBCA.

"Replacement Option" means an option to purchase a New Common Share granted by the Company to a holder of an Option in accordance with the Plan of Arrangement, with the exercise price of each such Replacement Option determined in accordance with the Plan of Arrangement and the other terms and conditions of each such Replacement Option determined in accordance with the Existing Omnibus Plan or Omnibus Plan, as applicable, and any agreements thereunder including, where necessary, appropriate adjustments to any performance-based or other vesting conditions, as such plan and agreements may be amended by the Board or a committee thereof.

"Resident Holder" has the meaning given under the heading "Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada".

"RESP" has the meaning given under the heading "Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Eligibility for Investment".

"RRIF" has the meaning given under the heading "Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Eligibility for Investment".

"RRSP" has the meaning given under the heading "Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Eligibility for Investment".

"RSU" means a restricted share unit of the Company granted pursuant to the Omnibus Plan or Existing Omnibus Plan, as applicable.

"SEDAR" means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators, accessible at www.sedar.com.

"Share Exchange Agreement" means the share exchange agreement dated effective February 12, 2020 between the Company and Whitehorse, as amended from time to time, providing for, among other things, the acquisition by Whitehorse of all of the issued and outstanding shares of Tagish Lake from New Pacific.

"Shareholders" has the meaning given to it under the heading "Notice to Readers".

"Silver Sand Project" means the Silver Sand project in the Potosí Department, Bolivia, that is wholly-owned by the Company.

"Spin-Out Assets" means the Tagish Lake Gold Project.

"Spin-Out Shares" means that number of Whitehorse Shares held by the Company immediately prior to the Effective Time, to be distributed to the Shareholders pursuant to the Plan of Arrangement.

"Tagish Lake" means Tagish Lake Gold Corp., a wholly-owned subsidiary of Whitehorse.

"Tagish Lake Audited Financial Statements and MD&A" means the audited financial statements of Tagish Lake for the years ended June 30, 2020, 2019 and 2018, and the related management's discussion and analyses thereon, attached as Schedule "H".

"Tagish Lake Gold Project" means the Tagish Lake gold project located in the Yukon, Canada, that is wholly-owned by Tagish Lake.

"Tagish Lake Gold Project Technical Report" has the meaning given to it under the heading "Documents Incorporated by Reference".

"Tax Act" means the Income Tax Act (Canada), including the regulations promulgated thereunder, as amended.

"TFSA" has the meaning given under the heading "Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Eligibility for Investment".

"Treaty" has the meaning given under the heading "Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada - Dividends on New Common Shares or Spin-Out Shares (Post-Arrangement)".

"TSX" means the Toronto Stock Exchange.

"TSX-V" means the TSX Venture Exchange.

"VIF" has the meaning given to it under the heading "How to Vote – Advice to Beneficial Holders of Common Shares".

"Whitehorse" means Whitehorse Gold Corp., a wholly-owned subsidiary of the Company.

"Whitehorse Audit Committee" has the meaning given to it in Schedule "G" under the heading "Whitehorse Audit Committee".

"Whitehorse Board" means the board of directors of Whitehorse, as constituted from time to time, as the context requires.

"Whitehorse Charter" has the meaning given to it in Schedule "G" under the heading "Whitehorse Audit Committee - Audit Committee Charter".

"Whitehorse Financing" the private placement by Whitehorse of Whitehorse Shares to raise estimated gross proceeds of up to $9 million (but in any event no less than $6 million), or such other amount as the Whitehorse Board may determine, on terms acceptable to Whitehorse, such private placement to be completed prior to the Effective Time.

"Whitehorse Financing Resolution" means the ordinary resolution of the Disinterested Shareholders to approve the Whitehorse Financing.

"Whitehorse Audited Financial Statements and MD&A" means the audited consolidated financial statements of Whitehorse from incorporation on November 27, 2019 to June 30, 2020 and the related management's discussion and analysis thereon, attached as Schedule "I".

"Whitehorse Option Plan" means the stock option plan of Whitehorse.

"Whitehorse Options" means stock options of Whitehorse granted under the Whitehorse Option Plan.

"Whitehorse Pro-forma Financial Statements" means the unaudited pro-forma financial statements of Whitehorse from the date of incorporation until June 30, 2020, attached as Schedule "J".

"Whitehorse Shares" means the common shares without par value in the capital of Whitehorse.

"Whitehorse Shareholders" means the holders of Whitehorse Shares from time to time, as the context requires.

SUMMARY OF CIRCULAR

The following is a summary of information relating to the Company and Whitehorse and should be read together with the more detailed information and financial data and statements contained elsewhere in this Circular.

The Meeting

The Meeting will be held in Vancouver, British Columbia, at the offices of the Company at Suite 1750 - 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1 on Wednesday, September 30, 2020 at 9:00 a.m. (Vancouver time) for the purposes set forth in the Notice of Meeting. At the Meeting, Shareholders will attend to certain annual business, including the election and appointment of the directors of the Company and the approval of the Omnibus Plan. Shareholders will also consider and vote upon the Arrangement to be implemented pursuant to the Arrangement Resolution and the Whitehorse Financing to be implemented pursuant to the Whitehorse Financing Resolution. See "Particulars of Matters to be Acted Upon".

The Companies

New Pacific Metals Corp.

The Company is a Canadian based company which is focused on the exploration and development of its Silver Sand Project in Potosí Department, Bolivia. Its head office is located at 1750 – 1066 West Hasting Street, British Columbia V6E 3X1. The Common Shares are currently listed for trading on the TSX under the symbol "NUAG". On July 22, 2020, the date of the Company's announcement of its intention to complete the Arrangement, the closing price for the Common Shares was $5.48. On August 25, 2020, the date the Company entered into the Arrangement Agreement, the closing price for the Common Shares was $6.27.

Whitehorse Gold Corp.

Whitehorse is a wholly-owned subsidiary of the Company and was incorporated on November 27, 2019, pursuant to the provisions of the BCBCA. Whitehorse holds 100% of the Spin-Out Assets, as further described in the Circular, through its wholly-owned subsidiary, Tagish Lake. The registered and records office is located at Suite 1750 – 1066 West Hastings Street, Vancouver, BC V6E 3X1. The directors of Whitehorse are: Dr. Mark Cruise, Lorne Waldman and Kevin Weston. Management of Whitehorse consists of: Kevin Weston (Chief Executive Officer), Jean Zhang (Chief Financial Officer and Corporate Secretary), Tim Kingsley (Vice President, Exploration) and Steve Stakiw (Vice President, Corporate Affairs).

The Arrangement

The purpose of the Arrangement and the related transactions is to reorganize the Company into two separate publicly- traded companies: (a) the Company, which will be an exploration and development company focused on the Company Assets and (b) Whitehorse, which will be an exploration and development company focused on the Spin-Out Assets. The Arrangement will result in, among other things, participating Shareholders holding, immediately following completion of the Arrangement, all of the outstanding New Common Shares and the Spin-Out Shares (representing approximately 40% of the issued and outstanding Whitehorse Shares assuming the Whitehorse Financing is fully subscribed) in proportion to their holdings of Common Shares at the Effective Time. For a summary of the steps of the Arrangement and related transactions, see the section entitled "The Arrangement – Details of the Arrangement".

Reasons for the Arrangement

The Board believes that the separation of the Spin-Out Assets and the Company Assets into two separate publicly- traded companies will provide a number of benefits to the Company, Whitehorse and the Shareholders, including: (a) providing Shareholders with enhanced value by creating a company focused on the development of the Spin-Out Assets and a company focused on the development of the Company Assets; (b) providing Shareholders with 100% ownership of the Company and approximately 40% ownership of Whitehorse (assuming the Whitehorse Financing is fully subscribed) following completion of the Arrangement; (c) providing each company with a sharper business focus, enabling them to pursue independent business and financing strategies best suited to their respective business plans; (d) enabling investors, analysts and other stakeholders or potential stakeholders to more accurately compare and evaluate each company; (e) enabling each company to pursue independent growth and capital allocation strategies; (f) allowing each company to be led by experienced executives and directors who have experience in each company's respective resource sector; and (g) the reorganization is anticipated to occur on a generally tax-deferred basis for Shareholders resident in Canada who hold their Common Shares as capital property for purposes of the Tax Act and who participate in the Arrangement. See further details under the section entitled "The Arrangement – Reasons for the Arrangement".

Recommendation of the Board

The Board, having reviewed the Plan of Arrangement and related transactions and considered among other things the reasons for the Arrangement, has determined that the Arrangement is in the best interests of the Company and the Shareholders. The Board has approved the Arrangement and the transactions contemplated thereby, and recommends that Shareholders vote FOR the Arrangement Resolution. See further details under the section entitled "The Arrangement – Recommendation of the Board".

Fairness of the Arrangement

The Arrangement was determined to be fair to the Shareholders by the Board based upon the following factors, among others:

(a) the procedures by which the Arrangement will be approved, including Shareholder approval of the Arrangement Agreement and approval by the Court after a hearing at which the fairness of the Arrangement will be considered;

(b) upon completion of the Arrangement, each Shareholder participating in the Arrangement will continue to hold the same proportionate interest in the Company and Whitehorse (before giving effect to the Whitehorse Financing);

(c) the listing of Whitehorse Shares on the TSX-V and the listing of the New Common Shares on the TSX as conditions to the completion of the Arrangement;

(d) the opportunity for Shareholders who are opposed to the Arrangement, upon compliance with certain conditions, to exercise Dissent Rights under the BCBCA, as modified by the Interim Order; and

(e) the Fairness Opinion to the effect that, as at August 24, 2020, based upon and subject to the assumptions, limitations and qualifications set out therein, the Arrangement and the Whitehorse Financing, taken as a whole, is fair, from a financial point of view, to the Shareholders.

See further details under the section entitled "The Arrangement – Fairness of the Arrangement".

Fairness Opinion

The Independent Valuator was retained by the Board to prepare and deliver to the Board his opinion as to the fairness, from a financial point of view, of the Arrangement and the Whitehorse Financing, taken as a whole to the Shareholders. Based upon and subject to the assumptions, limitations and qualifications set out in the Fairness Opinion, the Independent Valuator is of the opinion that, as of August 24, 2020, the Arrangement and the Whitehorse Financing, taken as a whole, is fair, from a financial point of view, to the Shareholders. The full text of the Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Fairness Opinion, is attached as Schedule "C" to this Circular. The summary of the Fairness Opinion described in this Circular is qualified in its entirety by reference to the full text of the Fairness Opinion. See further details under the section entitled "The Arrangement – Fairness Opinion".

Conditions to Closing

The Arrangement will be subject to the satisfaction or waiver, as applicable, of certain conditions, including, without limitation, the following:

(a) the Arrangement Resolution must be approved and adopted at the Meeting by the Shareholders, in accordance with the Arrangement Agreement;

(b) the Whitehorse Financing Resolution must be approved and adopted at the Meeting by the Disinterested Shareholders, in accordance with the Arrangement Agreement;

(c) the Final Order must be obtained in form and substance satisfactory to each of the Company and Whitehorse;

(d) the TSX must have approved (i) the Arrangement, including the substitutional listing of the New Common Shares, and (ii) the Whitehorse Financing, subject to customary post-closing conditions;

(e) the TSX-V must have approved the listing of the Whitehorse Shares;

(f) the Whitehorse Financing must have been completed prior to the Effective Time;

(g) Whitehorse must have fully repaid the principal amount and any accrued interest under the New Pacific–Whitehorse Debt and there shall be no inter-company debt existing between the Company and each of Whitehorse and Tagish Lake as of the Effective Time;

(h) all other consents, orders and approvals that are required, necessary or desirable for the completion of the Arrangement must have been obtained or received, each in a form acceptable to the Company; and

(i) Shareholders must not have exercised Dissent Rights with respect to greater than 5% of the outstanding Common Shares.

The TSX has conditionally approved the Whitehorse Financing, accepted the Arrangement and conditionally approved the substitutional listing of the New Common Shares. See further details under the section entitled "The Arrangement

– Conditions to the Arrangement".

Shareholder Approval of the Arrangement

Prior to mailing this Circular, the Company obtained the Interim Order, which provides for the calling and holding of the Meeting and certain other procedural matters, including the requisite level of Shareholder approval to approve the Arrangement. Pursuant to the Interim Order, and subject to any further order(s) of the Court, the Arrangement Resolution must be approved by at least 66⅔% of the votes cast by Shareholders present, in person or by proxy, and entitled to vote at the Meeting.

In the absence of any instruction to the contrary, the Common Shares represented by proxies appointing the director and management designees named in the form of proxy will be voted in favour of the Arrangement Resolution.

By passing the Arrangement Resolution, the Shareholders will also be giving authority to the Board to use its judgment whether or not to proceed with and cause the Company to complete the Arrangement or to abandon the Arrangement, without any requirement to seek or obtain any further approval of the Shareholders. See "The Arrangement – Shareholder Approval".

Court Approval of the Arrangement

An arrangement under the BCBCA requires approval of the Court. Prior to mailing this Circular, the Company obtained the Interim Order, which provides for the calling and holding of the Meeting, Dissent Rights and certain other procedural matters.

Subject to the approval of the Arrangement Resolution by Shareholders at the Meeting, the hearing for the Final Order is currently scheduled to take place on October 2, 2020 at 9:45 a.m. (Vancouver time) in Vancouver, British Columbia. At the hearing, any Shareholder or other interested party who wishes to participate or be represented or present arguments or evidence may do so by serving a response to petition in compliance with the Interim Order, a copy of which is attached as Schedule "E". See further details under the section entitled "The Arrangement – Court Approval of the Arrangement".

Effective Date

Upon receipt of the Final Order, the Company will announce by news release the proposed Effective Date of the Arrangement. The Effective Date is expected to be two Business Days following the date on which all of the conditions to completion of the Arrangement are satisfied or waived, as applicable.

Stock Exchange Listings

The Common Shares are currently listed and traded on the TSX under the symbol "NUAG". The TSX has conditionally approved the substitutional listing of the New Common Shares on the TSX under the same symbol, which approval is anticipated to be subject to meeting certain conditions of the TSX.

Whitehorse is not currently listed on any stock exchange and there is currently no trading market for Whitehorse Shares. Whitehorse intends to use commercially reasonable efforts to meet the initial listing requirements under the policies of the TSX-V, and to apply for and obtain approval of the listing of the Whitehorse Shares on the TSX-V prior to the Effective Time. Listing of the Whitehorse Shares on the TSX-V will be subject to satisfying all of the TSX-V's initial listing requirements. It is a condition of the Arrangement that the TSX-V shall have approved the listing of the Whitehorse Shares. See further details under the section entitled "The Arrangement – Stock Exchange Listings".

The Company Following the Arrangement

Following completion of the Arrangement, the Company will continue to explore and develop the Company Assets. The New Common Shares will continue to trade on the TSX under the symbol "NUAG". See Schedule "L" – "New Pacific Metals Corp. Following the Arrangement" for information regarding the Company following completion of the Arrangement.

Whitehorse Following the Arrangement

Following completion of the Arrangement, Whitehorse will focus on exploration and development of the Spin-Out Assets. See "Schedule "G" – Whitehorse Gold Corp. Following the Arrangement" for detailed information regarding Whitehorse following completion of the Arrangement.

Distribution of Share Certificates

Concurrently with the mailing of the Circular, the Company will cause Computershare to mail the Letter of Transmittal to Registered Shareholders, which will be used to exchange their certificates or DRS advices representing Common Shares for share certificates or DRS advices representing New Common Shares and Spin-Out Shares. Each Common Share will be exchanged for one New Common Share and a pro rata portion of the Spin-Out Shares (approximately 0.13 of a Whitehorse Share based on the number of Common Shares outstanding as at the Record Date). Until it is exchanged, each certificate or DRS advice representing Common Shares will, after the Effective Time, represent only the right to receive, upon surrender, New Common Shares and Spin-Out Shares. Any fractional shares issuable pursuant to the Arrangement will be rounded down to the nearest whole number without any compensation in lieu thereof.

Shareholders who fail to submit their certificates or DRS advices representing Common Shares together with a duly completed Letter of Transmittal and any other documents required by the Depositary on or before the sixth anniversary of the Effective Date will cease to have any right or claim against or interest of any kind or nature in the Company or Whitehorse. Accordingly, persons who tender certificates or DRS advices for Common Shares after the sixth anniversary of the Effective Date will not receive any New Common Shares or Spin-Out Shares, will not own any interest in the Company or Whitehorse and will not be paid any cash or other compensation in lieu thereof.

Dissent Rights

Registered Shareholders are entitled to exercise Dissent Rights by providing written notice to the Company at or before 9:00 a.m. (Vancouver time) on September 28, 2020 (or on the Business Day that is two Business Days immediately preceding any adjourned or postponed Meeting) in the manner described under the heading "Dissent Rights". If a Registered Shareholder exercises Dissent Rights in strict compliance with the BCBCA and Interim Order and the Arrangement is completed, such Dissenting Shareholder is entitled to be paid the "fair value" of the Common Shares with respect to which the Dissent Rights were exercised, as calculated immediately before the passing of the Arrangement Resolution. Only Registered Shareholders are entitled to exercise Dissent Rights. Shareholders should carefully read the section of this Circular entitled "Dissent Rights" and consult with their advisors if they wish to exercise Dissent Rights.

Canadian Securities Laws Matters

The New Common Shares to be issued and the Spin-Out Shares to be distributed to Shareholders pursuant to the Arrangement will be issued and distributed pursuant to exemptions from the registration and prospectus requirements contained in applicable provincial securities legislation in Canada. Under applicable provincial securities laws, the New Common Shares and Spin-Out Shares may be resold in Canada without hold period restrictions, provided that the sale is not a "control distribution" as defined by applicable securities laws, no unusual effort is made to prepare the market or create a demand for the securities, no extraordinary commission or consideration is paid in respect of the sale and, if the selling securityholder is an insider or officer of the Company or Whitehorse, as applicable, such securityholder has no reasonable grounds to believe that the Company or Whitehorse, as the case may be, is in default of securities legislation. See further details under the section entitled "Certain Securities Law Matters – Canadian Securities Laws".

United States Securities Law Matters

The New Common Shares and Spin-Out Shares to be issued and distributed, respectively, pursuant to the Arrangement will not be registered under the 1933 Act or the securities laws of any state of the United States and will be issued and distributed in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act and available exemptions from applicable state registration requirements. The New Common Shares and Spin-Out Shares will generally not be subject to resale restrictions under U.S. federal securities laws for persons who are not "affiliates" (as defined in Rule 144 of the 1933 Act) of the Company or Whitehorse following the Arrangement or within 90 days prior to the Arrangement. See further details under the section entitled "Certain Securities Law Matters – United States Securities Laws".

Certain Canadian Income Tax Considerations

A summary of certain Canadian federal income tax considerations for Shareholders who participate in the Arrangement is set out under the heading "Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations". Shareholders should carefully review the tax considerations applicable to them under the Arrangement and are urged to consult their own legal, tax and financial advisors in regards to their particular circumstances.

Certain United States Income Tax Considerations

Shareholders who are resident in, or citizens of, the United States are advised to consult their own tax advisors to determine the particular United States tax consequences to them of the Arrangement in light of their particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction. This Circular does not contain a description of the United States tax consequences of the Arrangement or the ownership of New Common Shares or Spin-Out Shares.

Whitehorse Financing

Under the Whitehorse Financing, Whitehorse proposes to issue up to 30,000,000 Whitehorse Shares for gross proceeds of up to $9 million (but in any event no less than $6 million), including up to 11,192,333 Whitehorse Shares to certain insiders of the Company and Whitehorse. Proceeds from the Whitehorse Financing are expected to be used towards:

(i) repayment of the New Pacific-Whitehorse Debt; (ii) the advancement of the Tagish Lake Gold Project; (iii) working capital and general corporate purposes; and (iv) modest Q4 2020 exploration, environmental and social programs. For a summary of the principal terms of the Whitehorse Financing, see the section entitled "Whitehorse Financing – Description".

Shareholder and TSX Approval of Whitehorse Financing

As the Whitehorse Shares to be issued in the Whitehorse Financing may be issued at a "significant discount" to the market price (taking into account the maximum allowable discount of the TSX) of the Whitehorse Shares once, and if, the Whitehorse Shares begin trading on TSX-V, the TSX requires that the Whitehorse Financing Resolution be approved by a simple majority of the Disinterested Shareholders. The TSX has conditionally approved the Whitehorse Financing subject to, among other things, approval of the Whitehorse Financing Resolution by the Disinterested Shareholders. As there is currently no market for Whitehorse Shares, there can be no certainty whether the Whitehorse Shares issued in the Whitehorse Financing will be issued at a premium or discount to the market price of the Whitehorse Shares once, and if, the Whitehorse Shares begin trading on the TSX-V.

It is a condition to completion of the Arrangement that Whitehorse will have completed the Whitehorse Financing prior to the Effective Time. In the event that the Whitehorse Financing Resolution is not approved at the Meeting by the Disinterested Shareholders and the condition that Whitehorse will have completed the Whitehorse Financing prior to the Effective Time is not waived by the Company and Whitehorse, the Arrangement will not be completed. It is also a condition to completion of the Whitehorse Financing that all conditions to the Arrangement Agreement (other than the conditions relating to the Whitehorse Financing) shall have been satisfied or waived. See "Whitehorse Financing – Shareholder and TSX Approval".

Independent Valuation

The Independent Valuator was engaged to prepare the Independent Valuation on the Tagish Lake Gold Project. Subject to the assumptions, limitations and qualifications set out in the Independent Valuation, the Independent Valuator determined that the range of value for the Tagish Lake Gold Project was between $12.16 million and $15.20 million as at August 1, 2020. The Independent Valuation was taken into consideration for purposes of establishing the pricing of the Whitehorse Financing in accordance with the requirements of the TSX. See "Whitehorse Financing – Independent Valuation".

Risk Factors

Shareholders should be aware that there are various known and unknown risk factors in connection with the Arrangement and the Whitehorse Financing and the ownership of New Common Shares and Spin-Out Shares following the completion of the Arrangement. Shareholders should carefully consider the risks identified in this Circular under the headings "Risk Factors Relating to the Arrangement" and "Risk Factors Relating to the Whitehorse Financing", in Schedule "G" under the heading "Risk Factors", and in Schedule "L" under the heading "Risk Factors" before deciding whether or not to approve the Arrangement Resolution and the Whitehorse Financing Resolution.

SOLICITATION OF PROXIES

This Circular is furnished in connection with the solicitation of proxies by Management for use at the Meeting to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournments thereof. Solicitation of proxies will be conducted by mail, and may be supplemented by telephone or other personal contact to be made without special compensation by directors, officers and employees of the Company or by the Company's registrar and transfer agent, Computershare Investor Services Inc. ("Computershare"). All costs of solicitation will be borne by the Company. This Circular does not constitute the solicitation of an offer to purchase, or the making of an offer to sell, any securities or the solicitation by proxy by any person in any jurisdiction in which such solicitation or offer is not authorized or in which the person making such solicitation or offer is not qualified to do so or to any person to whom it is unlawful to make such solicitation or offer.

Unless the context otherwise requires, references herein to the Company means New Pacific Metals Corp. and its subsidiaries. The principal executive office of the Company is located at Suite 1750 – 1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X1. The telephone number is (604) 633-1368 and the facsimile number is (604) 669-9387. The Company's website address is www.newpacificmetals.com. The information on that website is not incorporated by reference into this Circular. The registered and records office of the Company is located at Suite 1750 – 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1.

PROXY INSTRUCTIONS

Appointment of Proxyholders

The persons named in the accompanying form of proxy (the "Form of Proxy") are directors and officers of the Company. Each Shareholder has the right to appoint some other person, who need not be a shareholder, to represent the Shareholder at the Meeting by striking out the names of the persons designated in the accompanying Form of Proxy and by inserting that other person's name in the blank space provided.

The instrument appointing a proxyholder must be signed in writing by the Shareholder, or such shareholder's attorney duly authorized in writing. If signed by a duly authorized attorney, the Form of Proxy must be accompanied by the original power of attorney or a notarially certified copy thereof. If the Shareholder is a corporation, the instrument appointing a proxyholder must be in writing signed by an officer or attorney of the corporation duly authorized by resolutions of the directors of such corporation, which resolutions must accompany such instrument.

A proxy will only be valid if it is duly completed, signed, dated and received by Computershare in accordance with the instructions in the Form of Proxy, not less than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) prior to the time set for the holding of the Meeting, (or any adjournment or postponement thereof) unless the Chair of the Meeting elects to exercise his discretion to accept proxies received subsequently.

REVOCATION OF PROXIES

A Shareholder may revoke a proxy by delivering an instrument in writing executed by the Shareholder or by the Shareholder's attorney authorized in writing, or where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, either at the office of the Company at any time up to and including the last Business Day preceding the day of the Meeting, or with the consent of the Chair of the Meeting on the day of the Meeting or on the day of any adjournment thereof, before any vote in respect of which the proxy is to be used shall have been taken. A Shareholder may also revoke a proxy by depositing another properly executed instrument appointing a proxyholder bearing a later date with Computershare in the manner described above, or in any other manner permitted by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to revocation.

HOW TO VOTE

Only registered Shareholders (each a "Registered Shareholder") or their duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons ("Intermediaries"), or who otherwise do not hold their Common Shares in their own name ("Beneficial Shareholders") are not permitted to vote at the Meeting as only proxies from Registered Shareholders can be recognized and voted at the Meeting. You may vote as follows:

Registered Shareholders: If you are a Registered Shareholder, you may vote by attending the Meeting in person, or if you do not plan to attend the Meeting, by completing the proxy and delivering it according to the instructions contained in the Form of Proxy and this Circular.

Beneficial Shareholders: If you are a Beneficial Shareholder, you must vote by proxy by carefully following the instructions included in the proxy provided to you by your Intermediary. If you do not follow the special procedures described by your Intermediary, you will not be entitled to vote. See "Advice to Beneficial Holders of Common Shares" below for more information.

As of the date of this Circular, the Company intends to proceed with the Meeting and encourages you to vote by proxy in advance of the Meeting in light of public health directives and recommendations relating to the ongoing novel coronavirus ("COVID-19") pandemic and efforts to reduce its spread, including restrictions on in-person gatherings of any size, which continue to be strongly discouraged, and physical distancing requirements, and overarching concern for the wellbeing of shareholders, directors, their families and others. At a minimum, only Registered Shareholders or their duly appointed proxyholders will be permitted to attend the Meeting. Those attending the Meeting in person who are experiencing any of the known COVID-19 symptoms including fever, cough or difficulty breathing will not be permitted to attend the Meeting. Those attending in person will be required to comply with the then current direction and advice from federal, provincial and municipal levels of government concerning public gatherings. Note however, that, in light of ongoing concerns related to the spread of COVID-19 and the constantly evolving restrictions on the size of public gatherings which are beyond the control of the Company, attendance at the Meeting in person may be difficult or not permitted. Accordingly, we encourage you not to plan to attend the Meeting in person and instead ensure you vote by proxy in advance of the Meeting.

The Company reserves the right to take any additional precautionary measures deemed appropriate in relation to the Meeting in response to further developments in respect of the COVID-19 pandemic including, if considered necessary or advisable, hosting the Meeting solely by means of remote communication. Changes to the Meeting date and/or means of holding the Meeting may be announced by way of news release. Please monitor the news releases filed under the Company's profile on SEDAR at www.sedar.com prior to the Meeting for the most current information. We do not intend to prepare or mail an amended Circular in the event of changes to the Meeting format.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Beneficial Shareholders should note that only proxies deposited by Shareholders who appear on the records maintained by the Company's registrar and transfer agent as Registered Shareholders will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by an Intermediary, then those Common Shares will, in all likelihood, not be registered in the Shareholder's name. Such Common Shares will more likely be registered under the name of the Intermediary or agent thereof. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co., the registration name for The Depository Trust Company, which acts as nominee for many United States brokerage firms. Common Shares held by Intermediaries on behalf of a Beneficial Shareholder can only be voted or withheld at the direction of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting Common Shares for the Beneficial Shareholders. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. The various Intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of instrument of proxy supplied to a Beneficial Shareholder by an Intermediary is substantially similar to the Form of Proxy provided directly to Registered Shareholders by the Company. However, its purpose is limited to instructing the Registered Shareholder (i.e., Intermediary) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. ("Broadridge") in Canada. Broadridge typically prepares a machine-readable voting instruction form ("VIF"), mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder who receives a VIF from Broadridge cannot use that form to vote Common Shares directly at the Meeting. The VIFs must be returned to Broadridge (or instructions respecting the voting of Common Shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through an Intermediary, please contact that Intermediary for assistance.

The Notice of Meeting, this Circular, the Form of Proxy and VIF, as applicable, are being provided to both Registered Shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories - those who object to their identity being known to the issuers of securities which they own ("OBOs") and those who do not object to their identity being made known to the issuers of the securities which they own ("NOBOs"). Subject to the provisions of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54- 101"), issuers may request and obtain a list of their NOBOs from Intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials directly (not via Broadridge) to such NOBOs. If you are a Beneficial Shareholder and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Common Shares on your behalf.

The Company has distributed copies of the Notice of Meeting, Circular and VIF to intermediaries for distribution to NOBOs. Unless you have waived your right to receive the Notice of Meeting, Circular and VIF, intermediaries are required to deliver them to you as a NOBO of the Company and to seek your instructions on how to vote your Common Shares.

The Company's OBOs can expect to be contacted by Broadridge or their brokers or their broker's agents as set out above. The Company does not intend to pay for Intermediaries to deliver the Notice of Meeting, Circular and VIF to OBOs and accordingly, if the OBO's Intermediary does not assume the costs of delivery of those documents in the event that the OBO wishes to receive them, the OBO may not receive the documentation.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of its Intermediary, a Beneficial Shareholder may attend the Meeting as proxyholder for the Registered Shareholder and vote the Common Shares in that capacity. NI 54-101 allows a Beneficial Shareholder who is a NOBO to submit to the Company or an applicable intermediary any document in writing that requests that the NOBO or a nominee of the NOBO be appointed as proxyholder. If such a request is received, the Company or an Intermediary, as applicable, must arrange, without expenses to the NOBO, to appoint such NOBO or its nominee as a proxyholder and to deposit that proxy within the time specified in this Circular, provided that the Company or the Intermediary receives such written instructions from the NOBO at least one Business Day prior to the time by which proxies are to be submitted at the Meeting, with the result that such a written request must be received by 9:00 a.m. (Vancouver time) on the day which is at least three Business Days prior to the Meeting. A Beneficial Shareholder who wishes to attend the Meeting and to vote their Common Shares as proxyholder for the Registered Shareholder, should enter their own name in the blank space on the VIF or such other document in writing that requests that the NOBO or a nominee of the NOBO be appointed as proxyholder and return the same to their Intermediary or agent thereof in accordance with the instructions provided by such Intermediary.

All references to Shareholders in the Notice of Meeting, this Circular and the accompanying Form of Proxy are to Registered Shareholders of the Company as set forth on the list of registered shareholders of the Company as maintained by the registrar and transfer agent of the Company, Computershare, unless specifically stated otherwise.

QUORUM

The Articles of the Company provide that quorum for the transaction of business at any meeting of Shareholders is one Shareholder present at the Meeting in person or by proxy.

VOTING OF SHARES AND EXERCISE OF DISCRETION BY PROXIES

If you complete your proxy properly, then the nominee named in the accompanying Form of Proxy will vote or withhold from voting the Shares represented by the proxy in accordance with your instructions. If you do not specify a choice on any given matter to be voted upon, your Shares will be voted in favour of such matter. The proxy grants the nominee the discretion to vote on amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that may properly come before the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

In considering the recommendation of the Board with respect to the Arrangement, Whitehorse Financing and the Omnibus Plan, Shareholders should be aware that certain members of the Company's senior management and the Board have certain interests in connection with the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement.

The directors and executive officers of the Company hold or control the following securities of the Company:

		Common Shares
Name	Current Position	Beneficially Owned	Options	RSUs
Mark Cruise	CEO and Director	0	0	300,000
Jalen Yuan	CFO	97,500	260,000	22,500
Gordon Neal	President	42,400	661,600	75,000
Alex Zhang	VP, Exploration	225,000	550,000	37,500
David Tingey	VP, Sustainability	0	0	0
Yong-Jae Kim	Corporate Secretary	10,000	16,667	15,000
	and General Counsel
Jack Austin	Chair and Director	582,975	125,000	23,925
Rui Feng	Director	10,227,400	700,000	150,000
David Kong	Director	491,275	240,000	23,925
T. Gregory Hawkins	Director	1,006,675	250,000	23,925
Martin Wafforn	Director	7,975	216,667	23,925
Total		12,691,200	3,019,934	695,700

The directors and executive officers of the Company hold, in the aggregate, 12,691,200 Common Shares which represent 8.3% of the voting rights attached to all of the issued and outstanding Common Shares on the Record Date. Such directors and executive officers hold, in aggregate, 3,019,934 Options, representing approximately 64.9% of the Options outstanding on the Record Date, and 695,700 RSUs, representing approximately 75.4% of the RSUs outstanding on the Record Date. On a fully-diluted basis, such directors and executive officers would hold 16,406,834 Common Shares in aggregate, representing 10.4% of the voting rights attached to all issued and outstanding Common Shares.

All of the Common Shares, Options and RSUs held by the Company's directors and executive officers will be treated in the same fashion under the Arrangement as Common Shares held by every other holder of Common Shares, Options and RSUs, as the case may be.

In addition, the Company expects that each of the foregoing directors and officers of the Company will be participating in the Whitehorse Financing. See the section entitled "Whitehorse Financing – Description" for further details about the expected participation by such persons in the Whitehorse Financing.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The Company is authorized to issue an unlimited number of Common Shares without par value, each share carrying the right to one vote. As of the Record Date, the Company has issued and outstanding 152,310,111 fully paid and non- assessable Common Shares. The Company has no other classes of voting securities.

The Board has fixed August 20, 2020 as the record date (the "Record Date") for the determination of Shareholders entitled to receive the Notice of Meeting and to vote at the Meeting. Any transferee who acquires Shares after the Record Date and who wishes to attend the Meeting and to vote the transferred Shares must demand, not later than 10 days before the Meeting, to be included in the list of Shareholders prepared for the Meeting. Registered Shareholders should contact Computershare and non-Registered Shareholders should contact the Intermediary through whom they acquired the Shares.

On a show of hands, every individual who is present as a Registered Shareholder or as a representative of a Registered Shareholder will have one vote (no matter how many Shares such Registered Shareholder holds). On a poll, every Registered Shareholder present in person or represented by a proxy and every person who is a representative of a Registered Shareholder, will have one vote for each Common Share registered in the name of the Registered Shareholder on the list of Registered Shareholders, which is available for inspection during normal business hours at Computershare and at the Meeting. Registered Shareholders represented by proxyholders are not entitled to vote on a show of hands.

To the best of the knowledge of the directors and officers of the Company, as at the date of this Circular, there are no persons or companies beneficially owning or controlling or directing, directly or indirectly, Common Shares carrying

10% or more of the voting rights attached to all outstanding Common Shares of the Company, except as follows:

Name	Number of Shares	Percentage of Outstanding Common Shares
Silvercorp Metals Inc. ("Silvercorp")	43,917,216	28.8%

FINANCIAL STATEMENTS

Financial information regarding the Company and its affairs is provided in the Company's comparative financial statements for its financial year ended June 30, 2020 and the MD&A. Shareholders may contact the Company at the address set out on the face page of this Circular to request free copies of the Company's financial statements and the MD&A. Alternatively, they can be found under the Company's profile on SEDAR at www.sedar.com and the Company's website at www.newpacificmetals.com.

PARTICULARS OF MATTERS TO BE ACTED UPON

NUMBER OF DIRECTORS

The Board presently consists of six directors. Management proposes that the number of directors on the Board be fixed at six. Shareholders will therefore be asked at the Meeting to approve an ordinary resolution that the number of directors elected be fixed at six (6) for the ensuing year, subject to such increases as may be permitted by the Articles of the Company and the provisions of the BCBCA. The Board recommends a vote "FOR" the approval of the resolution setting the number of directors at six (6). In the absence of contrary instructions, the management proxy nominees named as proxyholders in the enclosed Form of Proxy will cast the votes represented by any proxy FOR the approval of the resolution setting the number of directors at six (6).

ELECTION OF DIRECTORS

Each director of the Company is elected annually and holds office until the next annual general meeting of the Shareholders, or until his or her successor is elected or appointed, unless that person's office is earlier vacated in accordance with the Articles of the Company or with the provisions of the BCBCA.

Management has received written consent from each of Management's nominees for election as a director as to their willingness and ability to serve as a director. The Company has adopted a majority voting policy where any nominee proposed for election as a director is required to tender their resignation if the director receives more withheld votes than for votes (i.e., a majority of withheld votes) at any meeting where Shareholders vote on the uncontested election of directors. An uncontested election means the number of director nominees for election is the same as the number of directors to be elected to the Board. The Corporate Governance Committee (as defined below) will then submit a recommendation regarding whether or not to accept the resignation to the Board. Within 90 days of receiving the final voting results, the Board will issue a press release either announcing the resignation of the director or explaining the reasons justifying its decision not to accept the resignation. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board or the Corporate Governance Committee at which the resignation is considered. No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company.

In the absence of contrary instructions, the management proxy nominees named as proxyholders in the enclosed Form of Proxy will cast the votes represented by any proxy FOR the election of the nominees named below.

The following table sets out the names of the management's nominees for election as directors, their ages as at the date of the Circular, the municipality and province or state, and country in which each is ordinarily resident, all offices of the Company now held by each of them, each nominee's principal occupation, business or employment, the period of time for which each nominee has served as a director of the Company, and the number of Common Shares beneficially owned by each, directly or indirectly, or over which each nominee exercises control or direction as of the date of this Circular:

Name and	Current		Date of	Common Shares
Municipality of	Position and	Principal Occupations during the	Appointment as a	Beneficially
Residence(1)	Office Held	Last Five Years(1)	Director	Owned (1)
Rui Feng, 56	Director	CEO, Chair and Director of Silvercorp	May 12, 2004	10,227,400(2)
Beijing,		since September 2003; Director of the
China		Canada China Business Council - BC
Chapter Board; Vice President of
Canada-China Business Association.
Jack Austin, 87
	Chair and	Chair and Director of the Company;	May 13, 2008	582,975(6)
Vancouver, B.C.,	Director (3)(4)(5)	Advisor to Stern Partners Inc. and
Canada		Silvercorp; Honorary Professor and
Senior Fellow at the Institute of Asian
Research at the University of British
Columbia.
David Kong, 73
	Director (3)(5)	Partner of Ernst & Young LLP from	November 29,	491,275(7)
Richmond, B.C.,		2005 to 2010. Director of Silvercorp,	2010
Canada		Uranium Energy Corp., and Gold
Mining Inc.
T. Gregory
	Director (3)(4)(5)	Founding director and/or consultant of	November 29,	1,006,675
Hawkins, 69		public and private exploration	2010
Vancouver, B.C.,		development ventures (Brohm Mining
Canada		Inc., Dayton Mining Inc., Nevsun
Resources Ltd., Banro Resource Corp.,
Tagish Lake Gold Corp., and African
Gold Group Inc.). Chairman of
Yellowhead Mining Inc. Director of
Discovery-Corp Enterprises Inc.
Managing Director of CME and Co.
from 1993 to 2014.
Martin G.
	Director(4)	Senior Vice President of Pan American	November 27,	7,975
Wafforn, 60		Silver Corp.	2017
Vancouver, B.C.,
Canada
Mark Cruise, 49,
	Director and	CEO and Director of Trevali Mining	May 28, 2020	Nil
Vancouver, B.C.,	Chief	Corp., COO of the Company and
Canada	Executive	director of Velocity Minerals Ltd.
Officer
Total
12,316,300

Notes:

(1) The information as to residence, principal occupation or employment and shares beneficially owned, directly or indirectly, or controlled is not within the knowledge of the Management of the Company and has been furnished by the respective director or officer.

(2) Silvercorp itself, or through subsidiaries, beneficially owns and controls 43,917,216 Common Shares representing 28.8% of the Company's outstanding common shares. Dr. Rui Feng and Silvercorp, acting jointly and in concert, beneficially own, directly and indirectly, or exercise control or direction over 54,144,616 or 35.5% of the outstanding Common Shares of the Company as at the Record Date.

(3) Denotes member of the Audit Committee.

(4) Denotes member of the Compensation Committee.

(5) Denotes member of the Corporate Governance Committee.

(6) Of these Common Shares, 10,000 are held in the name of Mr. Austin's spouse.

(7) Of these Common Shares, 185,000 are held in the name of Mr. Kong's spouse.

The Company confirms that no director, together with his or her associates or affiliates, owns or controls directly or indirectly 10% or more of the outstanding Common Shares.

No proposed director:

(a) is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(i) was subject to an order that was issued while the proposed director was acting the capacity as director, chief executive officer or chief financial officer; or

(ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer,

(b) is, as at the date of this Circular, or has been within the 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c) has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No proposed director has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITOR

It is proposed that Deloitte LLP, Chartered Professional Accountants, of Vancouver, British Columbia be reappointed as the auditors of the Company to hold office until the next annual meeting of the Shareholders or until a successor is appointed, and that the directors be authorized to determine the auditor's remuneration.

The Board recommends a vote "FOR" the approval of the resolution appointing Deloitte LLP, Chartered Professional Accountants, as auditors of the Company at remuneration to be fixed by the Board. In the absence of contrary instructions, the management proxy nominees named as proxyholders in the enclosed Form of Proxy will cast the votes represented by any proxy FOR the appointment of Deloitte LLP as auditor of the Company at remuneration to be fixed by the Board.

APPROVAL OF AMENDED AND RESTATED SHARE BASED COMPENSATION PLAN

The Board has determined that it is advisable to adopt an amended and restated share based compensation plan (the "Omnibus Plan"), a copy of which is attached as Schedule "M" to this Circular, which it believes is in the best interests of the Company. The Omnibus Plan will amend and restate the Company's existing share based compensation plan (the "Existing Omnibus Plan"). Awards (as defined below) granted under the Existing Omnibus Plan will remain outstanding and be governed by the terms of the Omnibus Plan if the Omnibus Plan is approved by the Shareholders. If the Omnibus Plan is not approved, the Existing Omnibus Plan will remain in place and Awards will continue to be governed by such Existing Omnibus Plan, and the Company will seek confirmation of the Existing Omnibus Plan by the Shareholders in accordance with the policies of the TSX. If the Shareholders do not pass the resolution approving the Existing Omnibus Plan at the Meeting, the Awards previously granted before August 25, 2020 will be valid.

As at the date hereof, there are (a) Awards representing 5,576,634 Common Shares outstanding under the Existing Omnibus Plan (approximately 3.65% of the Company's issued and outstanding Common Shares as at the date hereof) and (b) Awards representing 9,683,477 Common Shares remaining available for future issuance under the Existing Omnibus Plan (approximately 6.35% of the Company's issued and outstanding Common Shares as at the date hereof). The following table sets out the annual burn rate of the Existing Omnibus Plan (and the Company's prior stock option, as applicable) for each of the Company's three most recently completed fiscal years. The annual burn rate represents the total number of securities granted under the Existing Omnibus Plan (and the Company's prior stock option plan, as applicable) during the applicable fiscal year, divided by the weighted average number of Common Shares outstanding for the applicable fiscal year.

Fiscal Year	Annual Burn Rate (%)

2020	0.73%
2019	1.61%
2018	1.77%

The Board is of the view that the Omnibus Plan is required in order to provide additional incentive to the directors, officers, employees and consultants who provide services to the Company to act in the best interests of the Company. The terms of the Omnibus Plan are largely consistent with the terms of the Existing Omnibus Plan. In addition to minor administrative changes, the substantive amendments are to remove (a) the limit on the maximum number of RSUs and PSUs (as defined below) that the Company may grant under the Omnibus Plan, (b) and certain other requirements that are no longer applicable to the Company as a TSX listed issuer.

The following is a description of the key terms of the Omnibus Plan, which is qualified in its entirety by reference to the full text of the Omnibus Plan.

• Types of Awards – Pursuant to the Omnibus Plan, the Company may issue Options, RSUs, Performance Share Units ("PSUs", and together with the Options and RSUs, collectively the "Awards").

• Participants – Pursuant to the Omnibus Plan, the Company may issue Awards to the directors, officer, employees and consultants of the Company (each an "Eligible Person"). Each such Eligible Person granted Awards pursuant to the Omnibus Plan, a "Participant".

• Maximum Number of Common Shares Issuable – The maximum number of Common Shares issuable under the Omnibus Plan, together with the number of Common Shares issuable under any other security-based compensation arrangements of the Company, shall not in the aggregate exceed 10% of the issued and outstanding Common Shares of the Company, from time to time (the "Outstanding Issue").

• Plan Limits – When combined with all of the Company's other security-based compensation arrangements, the Omnibus Plan shall not result in:

○ the number of Common Shares issuable to any one person at any time exceeding 5% of the Outstanding Issue;

o the number of Common Shares (i) issued to Insiders (as defined in the Omnibus Plan) within a one- year period, and (ii) issuable to Insiders at any time, exceeding 10% of the Outstanding Issue;

o the issuance to any one Insider and such Insider's associates, within any one year period, exceeding 5% of the Outstanding Issue;

o the issuance to any Eligible Person, in a 12-month period, of a number of RSUs and PSUs, on an aggregate basis, exceeding 1% of the Outstanding Issue at the time of granting of the Awards and the issuance to all Eligible Persons, in a 12-month period, of a number of RSUs and PSUs, on an aggregate basis, exceeding 2% of the Outstanding Issue at the time of granting of the Awards; or

o a number of Common Shares issuable to any one non-executive Director within a one-year period exceeding an Award value of $150,000 per such non-executive Director, of which no more than $100,000 may comprise Options based on a valuation method acceptable to the Board.

Options

• Terms and Exercise Price – The number of Common Shares subject to each Option grant, the exercise price, vesting, expiry date and other terms and conditions thereof will be determined by the Board. The exercise price of each Option shall in no event be lower than the closing price of the Common Shares on the TSX (the "Market Price") on the date prior to the grant date.

• Term – Unless otherwise specified at the time of grant, Options shall expire 10 years from the date of grant, unless terminated earlier in accordance with the Omnibus Plan.

• Vesting Schedule – Unless otherwise specified at the time of grant, Options vest and become exercisable in 25% increments on each of the 6 month, 12 month, 18 month, and 24 month anniversaries from the grant date.

• Exercise of Option – A participant may exercise vested Options by payment of the exercise price per Share subject to each Option.

• Termination of Employment – If a Participant ceases to be a director, officer, employee or consultant of the Company for any reason other than death, such director, officer, consultant or employee of the Company shall have such rights to exercise any Option not exercised prior to such termination within the lesser of a period of 90 calendar days after the date of termination, or the expiry date of the Option, or such shorter period as may be set out in the Participant's Option Award Agreement.

• Death – If a Participant dies prior to the expiry of his Option, his legal representatives may, within the lesser of one year from the date of the Participant's death or the expiry date of the Option, exercise that portion of an Option granted to the director, officer, employee or consultant of the Company under this Plan which remains outstanding.

Restricted Share Units and Performance Share Units

• Terms – RSUs and PSUs are notional securities that entitle the recipient to receive cash or Common Shares at the end of a vesting period. The terms applicable to RSUs and PSUs under the Omnibus Plan (including the vesting schedule, performance cycle, performance criteria for vesting and whether dividend equivalents will be credited to a participant's account) are determined by the Board at the time of the grant.

• Vesting – Unless otherwise provided, RSUs typically vest on the second anniversary of the date the RSU was granted and shall be settled in accordance with the settlement provisions described below. Unless otherwise noted, PSUs shall vest as at the date that is the end of their specified performance cycle, subject to any performance criteria having been satisfied and shall be settled in accordance with the settlement provisions described below. Vesting of PSUs is contingent upon achieving certain performance criteria.

• Settlement – On settlement, the Company shall, for each vested RSU or PSU being settled, deliver to a Participant either (a) one Share, (b) a cash payment equal to the Market Price of one Share as of the vesting date, or (c) any combination of cash and Common Shares equal to the Market Price of one Share as of the vesting date, at the discretion of the Board.

• Dividend Equivalents – As dividends are declared, additional RSUs and PSUs may be credited to a Participant in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the payment date therefore by (ii) the Market Price of one Share on such date.

• Termination of Employment – If a director, officer, consultant or employee of the Company ceases to be so engaged by the Company for any reason other than death, all outstanding RSUs and PSUs that were vested on or before the date of the termination of employment or services of such Participant shall be settled in accordance with the applicable settlement provisions of the Omnibus Plan as of the date of termination, after which time the RSUs and PSUs shall in all respects terminate.

• Death – If a Participant dies, all outstanding RSUs and PSUs that were vested on or before the date of the date of death such Participant shall be settled in accordance with the applicable settlement provisions of the Omnibus Plan as of the date of death. Outstanding RSUs that were not vested on or before the date of death shall vest and be settled in accordance applicable settlement provisions of the Omnibus Plan as of the date of death, prorated to reflect the actual period between the grant date of the RSU and the date of death. Outstanding PSUs that were not vested on or before the date of death shall vest and be settled in accordance with the applicable settlement provisions of the Omnibus Plan as of the date of death, prorated to reflect the actual period between the commencement of the performance cycle and the date of death, based on the performance criteria for the applicable performance period(s) up to the date of death. Subject to the foregoing, any remaining RSUs and PSUs shall in all respects terminate as of the date of death.

General

• Assignment – Awards granted under the Omnibus Plan are non-assignable and non-transferable other than by will or by the laws of descent and distribution.

• Change of Control – In the event of a Change of Control, all unvested Awards then outstanding will, as applicable, be substituted by or replaced with awards of the surviving corporation (or any affiliate thereof) or the potential successor (or any affiliate thereto) (the "continuing entity") on the same terms and conditions as the original Awards, subject to appropriate adjustments that do not diminish the value of the original Awards. If, upon a Change of Control, the continuing entity fails to comply with this requirement, the vesting of all then outstanding Awards (and, if applicable, the time during which such Awards may be exercised) will be accelerated in full. Additionally, in the event of a potential Change of Control, the Board will have the power, in its sole discretion, to modify the terms of the Omnibus Plan and/or the Awards to assist the Participants in tendering to a take-over bid or other transaction leading to a Change of Control (including to accelerate the vesting of Awards and to permit Participants to conditionally exercise their Awards).

• Amendments Not Requiring Shareholder Approval – The Board may amend the Omnibus Plan or Awards at any time, provided, however, that no such amendment may adversely affect any Award previously granted to a Participant without the consent of the Participant, except to the extent required by applicable law (including TSX requirements). Any such amendment will be subject to all necessary regulatory approvals. Without limiting the generality of the foregoing, the Board may, without prior notice to the shareholders and without further shareholder approval, at any time and from time to time, amend the Omnibus Plan or any provisions thereof, or the form of Award Agreement or instrument to be executed pursuant to the Omnibus Plan, in such manner as the Board, in its sole discretion, determines appropriate:

○ for the purposes of making formal minor or technical modifications to any of the provisions of the Omnibus Plan;

○ to correct any ambiguity, defective provisions, error or omission in the provisions of the Omnibus Plan;

○ to change any vesting provisions of Awards;

○ to change the termination provisions of the Awards or the Omnibus Plan;

○ to change the persons who qualify as Eligible Persons under the Omnibus Plan; and

○ to add or change provisions relating to any form of financial assistance provided by the Company to Participants that would facilitate the purchase of securities under the Omnibus Plan.

• Amendments Requiring Shareholder Approval – Shareholder approval (or disinterested shareholder approval, if required by the policies of the TSX) will be required for the following types of amendments:

○ an increase in the number of Common Shares issuable under Awards granted pursuant to the Omnibus Plan;

○ a reduction in the exercise price of an Option, or a cancellation and reissuance of an Option;

○ an extension of (i) the term of an Option beyond its original expiry date, or (ii) the date on which a PSU or RSU will be forfeited or terminated in accordance with its terms, other than in accordance with the Omnibus Plan;

○ a revision to the assignment provisions to permit Awards granted under the Omnibus Plan to be transferable or assignable other than for estate settlement purposes;

○ a revision to the insider participation limits or the non-executive director limits;

○ a revision to the amending provisions; or

○ any amendment required to be approved by shareholders of the Company under applicable law (including without limitation, pursuant to the policies of the TSX).

• Black Out Periods – If the expiry date or vesting date of an Award falls (other than a PSU or RSU awarded to a Canadian resident) is during a self-imposed blackout period imposed under any insider trading policy or similar policy of the Company (a "Blackout Period"), the expiry date or vesting date, as applicable, will be automatically extended for a period of ten business day after the earlier of the end of such Blackout Period, or, provided the Blackout Period has ended, the expiry date or vesting date of such Award. In the case of a RSU or PSU awarded to a Canadian resident, any settlement that is effected during a Blackout Period shall be settled in cash, notwithstanding any other provision of the Omnibus Plan.

Regulatory and Shareholder Approval

The rules and policies of the TSX require shareholder approval of security-based compensation arrangements in respect of arrangements that involve the issuance from treasury or potential issuance from treasury of securities of the issuer.

As the Omnibus Plan provides for the potential issuance from treasury of securities of the Company, the Shareholders will be asked to vote for or against an ordinary resolution ratifying, approving and adopting the Omnibus Plan in accordance with the policies of the TSX as follows:

"NOW THEREFORE BE IT RESOLVED as an ordinary resolution of the shareholders of New Pacific Metals Corp. (the "Company"), that:

1. the Omnibus Plan, as disclosed in the information circular of the Company dated August 27, 2020, including reserving for issuance under the Omnibus Plan at any time a maximum of 10% of the outstanding common shares of the Company for issuance from time to time pursuant to the exercise or settlement of awards thereunder, is hereby approved, ratified and confirmed;

2. all unallocated awards and entitlements under the Omnibus Plan are hereby approved, ratified and confirmed, and the Company shall have the ability to continue to grant awards and entitlements under the Omnibus Plan until September 30, 2023; and

3. any one director or officer of the Company be and is hereby authorized and directed to do such things and to execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolution."

The Board has determined that the Omnibus Plan is in the best interests of the Company and the Shareholders and recommends a vote "FOR" the approval of the resolution ratifying, approving and adopting the Omnibus Plan. The resolution regarding the approval of the Omnibus Plan must be passed by the majority of the votes cast by the Shareholders present or represented by proxy who are entitled to vote at the Meeting.

In the event the shareholders of the Company do not approve the Omnibus Plan at the Meeting, the Shareholders will be asked to pass an ordinary resolution confirming the approval of the Existing Omnibus Plan in accordance with the policies of the TSX as follows:

"NOW THEREFORE BE IT RESOLVED as an ordinary resolution of the shareholders of New Pacific Metals Corp. (the "Company"), that:

1. the Company's existing share based compensation plan (the "Existing Omnibus Plan") is hereby approved and confirmed;

2. all unallocated awards and entitlements under the Existing Omnibus Plan are hereby approved and confirmed, and the Company shall have the ability to continue to grant awards and entitlements under the Existing Omnibus Plan until September 30, 2023; and

3. any one director or officer of the Company be and is hereby authorized and directed to do such things and to execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolution."

In the event that the Shareholders do not approve the Omnibus Plan, the Board recommends a vote "FOR" the approval of the resolution confirming approval of the Existing Omnibus Plan. In order to be effective, the resolution regarding the approval of the Existing Omnibus Plan must be passed by the majority of the votes cast by the Shareholders present or represented by proxy who are entitled to vote at the Meeting.

THE ARRANGEMENT

The purpose of the Arrangement is to reorganize the Company and its assets and operations into two separate public companies: the Company and Whitehorse. Upon the Arrangement becoming effective, Shareholders as of the Effective Time will become shareholders in both companies and will receive one New Common Share and approximately 0.13 of a Spin-Out Share (based on the number of Common Shares outstanding as at the Record Date) for each Common Share held by such Shareholder. Whitehorse intends to apply to have the Whitehorse Shares listed on the TSX-V. It is a condition of the Arrangement that the TSX-V shall have approved the listing of the Whitehorse Shares.

On July 22, 2020, the Company announced the proposed Arrangement to separate the Spin-Out Assets from the Company Assets in an effort to maximize value to Shareholders. Upon completion of the Arrangement, the Company will continue to hold its interest in the Company Assets and Whitehorse will hold the Spin-Out Assets. Prior to the completion of the Arrangement, Whitehorse is expected to complete the Whitehorse Financing.

Reasons for the Arrangement

The Board believes that the separation of the Spin-Out Assets from the Company Assets into two separate publicly-traded companies will provide a number of benefits to the Company, Whitehorse and the Shareholders, including:

(a) providing Shareholders with enhanced value by creating a company focused on the development of the Spin-Out Assets and a company focused on the development of the Company Assets;

(b) providing Shareholders with 100% ownership of the Company and 40% ownership of Whitehorse (assuming the Whitehorse Financing is fully subscribed) following completion of the Arrangement;

(c) providing each company with a sharper business focus, enabling them to pursue independent business and financing strategies best suited to their respective business plans;

(d) enabling investors, analysts and other stakeholders or potential stakeholders to more accurately compare and evaluate each company;

(e) enabling each company to pursue independent growth and capital allocation strategies;

(f) allowing each company to be led by experienced executives and directors who have experience in each company's respective resource sector; and

(g) the reorganization is anticipated to occur on a generally tax-deferred basis for Shareholders resident in Canada who hold their Common Shares as capital property for purposes of the Tax Act and who participate in the Arrangement.

Recommendation of the Board

The Board approved the Arrangement and recommended and authorized the submission of the Arrangement to the Shareholders and the Court for approval. The Board has concluded that the Arrangement is in the best interests of the Company and the Shareholders and recommends that Shareholders vote "FOR" the approval of the Arrangement Resolution, the full text of which is attached as Schedule "A" hereto.

In reaching this conclusion, the Board considered, among other things, the Fairness Opinion, the benefits to the Company and its Shareholders, as well as the financial position, opportunities and outlook for the future potential and operating performance of the Company and Whitehorse, respectively.

Fairness of the Arrangement

The Arrangement was determined to be fair to the Shareholders by the Board based upon the following factors, among others:

(a) the procedures by which the Arrangement will be approved, including the requirement for at least 66⅔% Shareholder approval at the Meeting and approval by the Court after a hearing at which fairness will be considered;

(b) each Shareholder, as at the Effective Time, will participate in the Arrangement such that each Shareholder, upon completion of the Arrangement will continue to hold the same proportionate interest in the Company and Whitehorse (before giving effect to the Whitehorse Financing);

(c) the listing of the Whitehorse Shares on the TSX-V and listing of the New Common Shares on the TSX as conditions to the completion of the Arrangement;

(d) the opportunity for Registered Shareholders who are opposed to the Arrangement, upon compliance with certain conditions, to exercise Dissent Rights in accordance with the Dissent Procedures; and

(e) subject to the assumptions, limitations and qualifications set out in the Fairness Opinion, the Independent Valuator is of the opinion that, as of August 24, 2020, the Arrangement and the Whitehorse Financing, taken as a whole, is fair, from a financial point of view, to the Shareholders.

Fairness Opinion

The Independent Valuator was retained by the Board to prepare and deliver to the Board his opinion as to the fairness, from a financial point of view, of the Arrangement and the Whitehorse Financing, taken as a whole, to the Shareholders. Based upon and subject to the assumptions, limitations and qualifications set out in the Fairness Opinion, the Independent Valuator is of the opinion that, as of August 24, 2020, the Arrangement and the Whitehorse Financing, taken as a whole, is fair, from a financial point of view, to the Shareholders. The full text of the Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Fairness Opinion, is attached as Schedule "C" to this Circular. The summary of the Fairness Opinion described in this Circular is qualified in its entirety by reference to the full text of the Fairness Opinion.

Details of the Arrangement

The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of which is attached as Exhibit A to the Arrangement Agreement attached as Schedule "D" to this Circular. Shareholders are urged to carefully read the Plan of Arrangement in its entirety.

Commencing at the Effective Time, each of the steps, events or transactions set out below shall, except for steps, events or transactions deemed to occur concurrently with other steps, events or transactions as set out below, occur and shall be deemed to occur consecutively in ten minute intervals in the following order (or in such other manner, order or times as the parties to the Arrangement Agreement may agree in writing) without any further act or formality, except as otherwise provided herein:

(a) Each Common Share held by a Dissenting Shareholder shall be, and shall be deemed to have been, transferred by the holder thereof to, and acquired for cancellation, by the Company (free and clear of any Encumbrances), and:

(i) such Dissenting Shareholders shall cease to be holders of such Common Shares and to have any rights as Shareholders other than the right to be paid fair value for such Common Shares by the Company in accordance with Article 5 of the Plan of Arrangement;

(ii) all such Common Shares so transferred to the Company pursuant to Section 3.1(a) of the Plan of Arrangement shall be cancelled;

(iii) the balance of the capital account maintained by the Company in respect of the Common Shares shall be reduced by an amount equal to the product obtained when (A) the balance of the capital account maintained by the Company in respect of the Common Shares immediately prior to the effective time of Section 3.1(a) of the Plan of Arrangement is multiplied by (B) a fraction, the numerator of which is the number of Common Shares surrendered and cancelled pursuant to Section 3.1(a) of the Plan of Arrangement, and the denominator of which is the number of Common Shares outstanding immediately prior to the effective time of Section 3.1(a) of the Plan of Arrangement; and

(iv) such Dissenting Shareholders' names shall be removed from the register of holders of Common Shares maintained by or on behalf of the Company as it relates to the Common Shares so transferred.

(b) The authorized share structure, Notice of Articles and Articles of the Company shall be amended to re-name and re-designate the Common Shares as "Class A common shares without par value", being the Class A Shares, and to create special rights and restrictions attached thereto to provide the holders thereof with two votes in respect of each Class A Share held, and concurrently therewith, outside of and not part of the Plan of Arrangement, the Class A Shares will be represented for listing purposes on the TSX by the continued listing of the Common Shares.

(c) In conjunction with the reorganization of the capital of the Company contemplated in Section 3.1 of the Plan of Arrangement, the authorized share structure, Notice of Articles and Articles of the Company shall be amended to create and authorize the issuance of (in addition to the shares it is authorized to issue immediately before such amendment) an additional class of shares to be designated as "Common Shares without par value", being the New Common Shares, which shares shall be unlimited in number and have terms and special rights and restrictions identical to those of the Common Shares immediately prior to giving effect to Section 3.1(b) of the Plan of Arrangement.

(d) Pursuant to a reorganization of capital of the Company contemplated in Section 3.1 of the Plan of Arrangement, all Class A Shares outstanding immediately after giving effect to Section 3.1(b) of the Plan of Arrangement shall be, and shall be deemed to be, simultaneously surrendered and transferred by the holder thereof to the Company (free and clear of any Encumbrances), and in sole exchange therefor the Company shall:

(i) issue to the Shareholders one New Common Share for each Class A Share so exchanged; and

(ii) subject to Section 3.2 of the Plan of Arrangement, distribute to the Shareholders the Spin- Out Shares held by the Company (other than any Spin-Out Shares set aside pursuant to Section 5.3 of the Plan of Arrangement), pro rata to the number of Class A Shares held by them and surrendered to the Company pursuant to Section 3.1(d) of the Plan of Arrangement;

and:

(iii) such Shareholders shall cease to be holders of such Class A Shares or have any rights as holders of Class A Shares and shall be removed from the register of holders of Class A Shares maintained by or on behalf of the Company;

(iv) all such Class A Shares so transferred to the Company pursuant to Section 3.1(d) of the Plan of Arrangement shall be cancelled;

(v) such Shareholders' names shall be added to the register of holders of New Common Shares maintained by or on behalf of the Company;

(vi) the Company shall cease to be a holder of the Spin-Out Shares distributed pursuant to Section 3.1(d)(ii) of the Plan of Arrangement and shall be removed from the register of holders of Whitehorse Shares maintained by or on behalf of Whitehorse; and

(vii) such Shareholders' names shall be added as holders to the register of holders of Whitehorse Shares, to the extent of the Spin-Out Shares, maintained by or on behalf of Whitehorse, and in connection therewith, the balance in the capital account maintained by the Company in respect of the Class A Shares shall be reduced to nil and the balance of the capital account maintained by the Company in respect of the New Common Shares shall be increased by an amount equal to the "paid-up capital" (as determined for purposes of the Tax Act) of the Class A Shares immediately prior to Section 3.1(d) of the Plan of Arrangement minus the fair market value of the Spin-Out Shares distributed pursuant to Section 3.1(d) of the Plan of Arrangement. For greater certainty, the exchange of Class A Shares for New Common Shares and the Spin-Out Shares pursuant to Section 3.1(d) of the Plan of Arrangement is intended to be governed by section 86 of the Tax Act.

(e) Concurrently with Section 3.1(d) of the Plan of Arrangement, outside of and not as part of the Plan of Arrangement:

(i) the Common Shares (representing for listing purposes the Class A Shares) will be delisted from the TSX and the New Common Shares will be, simultaneously and without interruption, listed for trading on the TSX (subject to standard post-closing listing conditions imposed by the TSX in similar circumstances); and

(ii) the Whitehorse Shares will be listed for trading on the TSX-V (subject to standard post- closing listing conditions imposed by the TSX-V in similar circumstances).

(f) Concurrently with Section 3.1(d) of the Plan of Arrangement, pursuant to and in accordance with the Omnibus Plan or Existing Omnibus Plan, as applicable, and in order to reflect the FMV Reduction of a New Common Share, each Option outstanding immediately prior to Section 3.1(f) of the Plan of Arrangement shall be, and shall be deemed to be, simultaneously surrendered and transferred by the holder thereof to the Company (free and clear of any Encumbrances), and as the sole consideration therefor, the Company shall grant to such holder thereof a number of Replacement Options (with the aggregate number of Replacement Options being rounded down to the nearest whole number), such that, for each Common Share the holder would have been entitled to acquire under the Option, the holder will instead be entitled to acquire one New Common Share pursuant to the corresponding Replacement Option for an exercise price (within the meaning of the Omnibus Plan or Existing Omnibus Plan, as applicable) (rounded up to the nearest cent) that has been reduced to reflect the FMV Reduction of a New Common Share, provided that, for greater certainty:

(i) the exercise price of the Replacement Option shall be further adjusted to the extent, if any, required to ensure that (A) the amount by which the total value of New Common Shares which may be acquired under the Replacement Option exceeds the aggregate exercise price payable thereunder, determined immediately after Section 3.1(f) of the Plan of Arrangement, does not exceed (B) the amount by which the total value of the Common Shares which could be acquired under the Option exceeds the aggregate exercise price payable thereunder, determined immediately prior to Section 3.1(f) of the Plan of Arrangement;

(ii) the holder of an Option will receive no consideration other than the Replacement Option in respect of the transfer of the Option pursuant to Section 3.1(f) of the Plan of Arrangement;

(iii) no Replacement Options will be exercisable until after the date that is after five trading days following the date the New Common Shares appear on the TSX's publicly disseminated trading list;

(iv) the other terms and conditions of the Replacement Option will be identical to the Option so exchanged; and

(v) the Options so transferred to the Company pursuant to Section 3.1(f) of the Plan of Arrangement shall be cancelled.

For greater certainty, the exchange of the Options for Replacement Options pursuant to Section 3.1(f) of the Plan of Arrangement is intended to be governed by subsection 7(1.4) of the Tax Act.

(g) Concurrently with Section 3.1(d) of the Plan of Arrangement, pursuant to and in accordance with the Omnibus Plan or Existing Omnibus Plan, as applicable, the notional account maintained by the Company for each Participant (within the meaning of the Omnibus Plan or Existing Omnibus Plan, as applicable) pursuant to the Omnibus Plan or Existing Omnibus Plan, as applicable, shall be adjusted such that the aggregate number of RSUs credited to each such Participant as of immediately prior to Section 3.1(g) of the Plan of Arrangement shall be proportionately increased (and rounded down to the nearest whole number) by crediting the Participant with additional RSUs to reflect the FMV Reduction of a New Common Share, and the "Share" as defined in the Omnibus Plan or Existing Omnibus Plan, as applicable, applicable to each RSU shall refer to a New Common Share in place of a Common Share; and further provided that all other terms and conditions of the RSUs as adjusted pursuant to Section 3.1(g) of the Plan of Arrangement shall be identical to the non- adjusted RSUs.

(h) The authorized share structure, Notice of Articles and Articles of the Company will be amended by eliminating the Class A Shares and deleting the special rights and restrictions attached thereto, such that, following such amendment, the Company will be authorized to issue an unlimited number of New Common Shares.

(i) Any remaining Spin-Out Shares (including any portion or fraction of a Spin-Out Share) registered in the name of the Company (excluding, for the avoidance of doubt, any Spin-Out Shares distributed by the Company pursuant to Section 3.1(d)(ii) of the Plan of Arrangement or set aside pursuant to Section 5.3 of the Plan of Arrangement) shall be surrendered by the Company to Whitehorse (free and clear of all Encumbrances) for cancellation without any payment or repayment of capital in respect thereof, and upon such surrender, the Company shall be removed from the register of holders of Whitehorse Shares maintained by or on behalf of Whitehorse in respect of such Spin-Out Shares.

Upon completion of the Arrangement, Whitehorse will no longer be a subsidiary of the Company and Tagish Lake will continue to be a wholly-owned subsidiary of Whitehorse.

Effects of the Arrangement

As a result of the Arrangement, Shareholders will no longer hold Common Shares, and will receive, for each Common Share held immediately prior to the Effective Time, one New Common Share and approximately 0.13 of a Spin-Out Share (based on the number of Common Shares outstanding as at the Record Date), and as a result, will hold shares in two public companies.

Holders of Options will receive, for Options held immediately prior to the Effective Time, Replacement Options to acquire New Common Shares. The exercise price of the Replacement Option will be adjusted using a weighted average trading price formula that is acceptable to the TSX and which ensures that the economic value of an Option is not enhanced. Holders of RSUs will be credited with, for RSUs held immediately prior to the Effective Time, additional RSUs to reflect the FMV Reduction of a New Common Share and RSUs following the Effective Date will be referable in value to the New Common Shares. All other terms and conditions of the Replacement Options and adjusted RSUs will be identical to the Options and non-adjusted RSUs, respectively.

The Arrangement is not expected to affect the creditors of either the Company or Whitehorse (except with respect to the New Pacific-Whitehorse Debt) or the Whitehorse Options. Upon completion of the Arrangement, Whitehorse expects to be a reporting issuer in each of the provinces of Canada and for the Whitehorse Shares to be listed on the TSX-V.

Authority of the Board

By passing the Arrangement Resolution, the Shareholders will also be giving authority to the Board to use its judgment to proceed with and cause Whitehorse to complete the Arrangement or to abandon the Arrangement without any requirement to seek or obtain any further approval of the Shareholders.

The Arrangement Resolution also provides that the terms of the Plan of the Arrangement may be amended by the Board before or after the Meeting without further notice to Shareholders, unless directed by the Court. Although the Board has no current intention to amend the terms of the Plan of Arrangement, it is possible that the Board may determine that certain amendments are appropriate, necessary or desirable.

Conditions to the Arrangement

The Arrangement Agreement provides that the consummation of the Arrangement will be subject to the fulfilment or waiver of certain conditions, including the following:

(a) the Interim Order will have been granted in form and substance satisfactory to the Company;

(b) the Arrangement Resolution, with or without amendment, will have been approved and adopted at the Meeting by the Shareholders in accordance with Part 9, Division 5 of the BCBCA, the constating documents of the Company, the Interim Order and the requirements of any applicable regulatory authorities;

(c) the Whitehorse Financing Resolution, with or without amendment, will have been approved and adopted at the Meeting by the Disinterested Shareholders in accordance with the constating documents of the Company and subject to the requirements of the TSX;

(d) the Final Order will have been obtained in form and substance satisfactory to each of the Company and Whitehorse;

(e) the TSX will have approved (i) the Arrangement, including the substitutional listing of the New Common Shares as of the effective time of Section 3.1(e)(i) of the Plan of Arrangement, and (ii) the Whitehorse Financing (subject to standard post-closing conditions imposed by the TSX in similar circumstances);

(f) the TSX-V will have approved the listing of the Whitehorse Shares as of the effective time of Section 3.1(e)(ii) of the Plan of Arrangement (subject to standard post-closing listing conditions imposed by the TSX-V in similar circumstances);

(g) the Whitehorse Financing will have been completed prior to the Effective Time;

(h) Whitehorse will have fully repaid the principal amount and any accrued interest under the New Pacific–Whitehorse Debt and such debt will have been extinguished and the parties will have confirmed that there is no inter-company debt existing between the Company and each of Whitehorse and Tagish Lake as of the Effective Time;

(i) if requested by the Company pursuant to the Share Exchange Agreement, the Company and Whitehorse will have jointly made and filed the election in the prescribed form and manner pursuant to Section 85(1) of the Tax Act as contemplated in the Share Exchange Agreement prior to the Effective Time;

(j) all other consents, orders, regulations and approvals, including regulatory and judicial approvals and orders required or necessary or desirable for the completion of the transactions provided for in the Arrangement Agreement and the Plan of Arrangement will have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances each in form acceptable to the Company and Whitehorse;

(k) there will not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement;

(l) no law, regulation or policy will have been proposed, enacted, promulgated or applied which interferes or is inconsistent with the completion of the Arrangement and Plan of Arrangement, including any material change to the Tax Act or other income tax laws of Canada, which would reasonably be expected to have a material adverse effect on any of the Company, the Shareholders, Whitehorse or holders of Whitehorse Shares if the Arrangement is completed;

(m) notices of dissent pursuant to Article 5 of the Plan of Arrangement will not have been delivered by Shareholders holding greater than 5% of the outstanding Common Shares; and

(n) the Arrangement Agreement will not have been terminated under Article 6 thereof.

If any of the conditions set forth in the Arrangement Agreement are not fulfilled or performed, on or prior to the Effective Time, the Company may terminate the Arrangement Agreement or waive, in its discretion and to the extent permitted by the Arrangement Agreement, certain of the applicable conditions in whole or in part. As soon as practicable after the fulfilment (or waiver) of the conditions contained in the Arrangement Agreement, the Board intends to cause a copy of the Final Order to be filed with the Registrar under the BCBCA, together with such other material as may be required by the Registrar in order that the Arrangement will become effective.

The TSX has conditionally approved the Whitehorse Financing, accepted the Arrangement and conditionally approved the substitutional listing of the New Common Shares.

Court Approval of the Arrangement

The Arrangement requires the approval of the Court. Prior to mailing this Circular, the Company obtained the Interim Order authorizing the calling and holding of the Meeting and providing for certain other procedural matters. The Interim Order is attached as Schedule "E".

Assuming approval of the Arrangement Resolution by the Shareholders at the Meeting, the hearing for the final Order is scheduled to take place at 9:45 a.m. (Vancouver time) on October 2, 2020 at the Law Courts, 800 Smithe Street, Vancouver, British Columbia, or as soon thereafter as counsel may be heard. At this hearing, any securityholder or other interest party who wishes to participate or to be represented or present evidence or argument may do so, subject to filing an appearance and satisfying certain other requirements.

The Court has broad discretion under the BCBCA when making orders in respect of arrangements, and the Court may approve the Arrangement as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks appropriate. The Court, in hearing the application for the Final Order, will consider, among other things, the fairness of the terms and conditions of the Arrangement to Shareholders. The Court will be advised prior to the hearing for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, such approval will be relied upon in seeking an exemption from the registration requirements of the 1933 Act, pursuant to Section 3(a)(10) thereof, with respect to the offer and sale of the New Common Shares and Spin-Out Shares to be issued or distributed, respectively, pursuant to the Arrangement.

Shareholder Approval of the Arrangement

Subject to any further order(s) of the Court, the Arrangement must be approved by at least 66⅔% of the votes cast by Shareholders present, in person or by proxy, and entitled to vote at the Meeting. Notwithstanding the foregoing, the Arrangement Resolution authorizes the Board, without further notice to or approval of the Shareholders and subject to the terms of the Arrangement Agreement, to amend the Plan of Arrangement or to decide not to proceed with the Arrangement at any time prior to the Effective Time.

In the absence of any instruction to the contrary, the Common Shares represented by proxies appointing the director and management designees named in the form of proxy will be voted in favour of the Arrangement Resolution.

Stock Exchange Listings

The Common Shares are currently listed and traded on the TSX under the symbol "NUAG". The TSX has conditionally approved the substitutional listing of the New Common Shares on the TSX under the same symbol, which approval is anticipated to be subject to meeting certain conditions of the TSX.

Whitehorse is not currently listed on any stock exchange and there is currently no trading market for Whitehorse Shares. Whitehorse intends to use commercially reasonable efforts to meet the initial listing requirements under the policies of the TSX-V and to apply for, and receive approval of, the listing of the Whitehorse Shares on the TSX-V prior to the Effective Time. Listing of the Whitehorse Shares on the TSX-V will be subject to satisfying all of the TSX-V's initial listing requirements and there can be no certainty that Whitehorse will meet such initial listing requirements or that the TSX-V will approve any application by Whitehorse for listing of the Whitehorse Shares on the TSX-V. It is a condition of the Arrangement that the TSX-V shall have approved the listing of the Whitehorse Shares.

Proposed Timetable for the Arrangement

The anticipated timetable for the completion of the Arrangement and the key dates proposed are asfollows:

Annual and special meeting:	September 30, 2020

Final Court approval:	October 2, 2020

Effective Date:	As soon as practicable after all conditions to the completion of the Arrangement have been satisfied or waived in accordance with the Arrangement Agreement

Notice of the actual Effective Date will be made through one or more news releases issued by the Company. The Board will determine the Effective Date upon satisfaction or waiver of the conditions to the Arrangement. The Company and Whitehorse will execute a certificate confirming the Effective Date and Effective Time.

Distribution of Certificates

Concurrently with the mailing of the Circular, the Company will mail the Letter of Transmittal to Registered Shareholders, which will be used to exchange their certificates or DRS advices representing Common Shares for share certificates or DRS advices representing the New Common Shares and certificates or DRS advices representing the Spin-Out Shares. Until exchanged, each certificate or DRS advice representing Common Shares will, after the Effective time, represent only the right to receive, upon surrender, certificates or DRS advices representing the requisite numbers of New Common Shares and Spin-Out Shares. Shareholders will not receive any fractional Spin- Out Shares. Any fractional Spin-Out Shares will be rounded down to the nearest whole number and Shareholders will not receive any compensation in lieuthereof.

Cancellation of Rights after Six Years

Any certificate or DRS advice which immediately prior to the Effective Time represented Common Shares and which has not been surrendered with all other documents required by the Depositary, on or prior to the sixth anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in either the Company or Whitehorse. Persons who tender certificates or DRS advices for Common Shares after the sixth anniversary of the Effective Date will not receive New Common Shares or Spin-Out Shares, will not own any interest in the Company or Whitehorse and will not be paid any cash or other compensation in lieuthereof.

Expenses of the Arrangement

The costs relating to the Arrangement, including, without limitation, financial advisory, accounting and legal fees, will be borne by the party that incurred the expense, unless otherwise mutually agreed by the parties.

Risk Factors Relating to the Arrangement

The following risk factors should be considered by Shareholders in evaluating whether to approve the Arrangement. These risk factors should be considered in conjunction with the other information included in this Circular the risk factors disclosed under the heading "Risk Factors" in Schedule "G" and Schedule "L".

Termination of the Arrangement Agreement or Failure to Obtain Required Approvals

Each of the Company and Whitehorse has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can the Company provide any assurance, that the Arrangement Agreement will not be terminated before the completion of the Arrangement. In addition, the completion of the Arrangement is subject to a number of conditions, certain of which are outside the control of the Company, including Shareholders approving the Arrangement and Disinterested Shareholders approving the Whitehorse Financing and required regulatory approvals, including of the Court, the TSX-V (including for the listing of Whitehorse Shares) and the TSX, being obtained. There is no certainty, nor can the Company provide any assurance, that these conditions will be satisfied. If for any reason the Arrangement is not completed, the market price of Common Shares may be adversely affected and Shareholders will lose the prospective benefits of the Arrangement. Moreover, if the Arrangement Agreement is terminated, there is no assurance that the Company will pursue or be able to complete an alternative transaction to spin-out or realize the value of the Spin-Out Assets, and Shareholders will continue to be subject to the risk factors of both the Company and Whitehorse as disclosed in thisCircular.

Tax Consequences

The Arrangement may give rise to adverse tax consequences to Shareholders, and each Shareholder is urged to consult with his, her or its own tax advisor. See "Material Income Tax Considerations". The disclosure included in this Circular regarding the tax consequences of the Arrangement is general in nature and the applicability of such disclosure may vary from Shareholder to Shareholder. In addition, this Circular does not contain disclosure regarding the potential tax consequences on Shareholders which are subject to U.S. taxation or taxation in any other non- Canadian jurisdiction. As such, all Shareholders are urged to consult with their own tax advisors to obtain a better understanding on the tax consequences of the Arrangement.

Costs of the Arrangement

There are certain costs related to the Arrangement, such as legal and accounting fees incurred, that must be paid even if the Arrangement is not completed.

Pro-forma Financial Statements

The pro-forma financial statements attached to this Circular and information derived therefrom contained in this Circular are presented for illustrative purposes only and may not be an indication of the Company's or Whitehorse's financial condition following the Arrangement for several reasons. For example, such pro-forma financial statements have been derived from the historical financial statements of Whitehorse and certain assumptions have been made. The information upon which these assumptions have been made is historical, preliminary and subject to change. Moreover, the pro-forma financial statements do not reflect all costs that are expected to be incurred by Whitehorse in connection with the Arrangement. In addition, the assumptions used in preparing the pro-forma financial statements may not prove to be accurate.

Exercise of Dissent Rights

Registered Shareholders have the right to exercise Dissent Rights and demand payment equal to the fair value of their Common Shares in cash. If Dissent Rights are exercised in respect of a significant number of Common Shares, a substantial cash payment may be required to be made to such Shareholders, which could have an adverse effect on the Company's financial condition and cash resources. The Company may elect, in its sole discretion, not to complete the Arrangement if a significant number of Shareholders exercise Dissent Rights.

Trading Price of the Common Shares, New Common Shares and Whitehorse Shares

The trading price of the Common Shares on the Effective Date may vary from the price as at the date of execution of the Arrangement Agreement, the date of this Circular and the date of the Meeting and may fluctuate depending on investors' perceptions of the merits of the Arrangement. The combined trading price of the New Common Shares and the Whitehorse Shares, once and if the Whitehorse Shares are publicly listed, may be lower than the trading price of the Common Shares before giving effect to the Arrangement.

Issuance of Whitehorse Shares

The number of Whitehorse Shares being issued in connection with the Arrangement will not change despite decreases or increases in the market price of the Common Shares. Many of the factors that affect the market price of the Common Shares are beyond the control of the Company. These factors include fluctuations in commodity prices, fluctuations in currency exchange rates, changes in the regulatory environment, adverse political developments, prevailing conditions in the capital markets and interest rate fluctuations and other risk factors referenced in this Circular.

WHITEHORSE FINANCING

Description

Under the Whitehorse Financing, Whitehorse proposes to issue up to 30,000,000 Whitehorse Shares for gross proceeds of up to $9 million (but in any event no less than $6 million), including up to 11,192,333 Whitehorse Shares to insiders of the Company and Whitehorse. Proceeds from the Whitehorse Financing are expected to be used towards: (i) repayment of the New Pacific-Whitehorse Debt; (ii) the advancement of the Tagish Lake Gold Project; (iii) working capital and general corporate purposes; and (iv) modest 2020-2021 exploration, development and social programs.

The price at which the Whitehorse Shares will be issued in the Whitehorse Financing has been established at $0.30, which is a $0.132 discount to the net asset value ("NAV") of Whitehorse (as calculated by management of Whitehorse). Such NAV has been calculated based on the following: (i) the value of the Tagish Lake Gold Project;

(ii) working capital as at June 30, 2020; (iii) the New Pacific-Whitehorse Debt; and (iv) the expected expenses relating to the Arrangement and the Whitehorse Financing that will be borne by Whitehorse and not the Company. The following table reflects the determination of $0.432 as the NAV per Whitehorse Share as required by the TSX:

Tagish Lake Gold Project(1)	$12.16 million
Working Capital	$0.40 million
New Pacific-Whitehorse Debt	$(3.61) million
Expenses Related to Arrangement and Whitehorse Financing(2)	$(0.31) million
Whitehorse NAV	$8.64 million
Whitehorse Shares outstanding(3)	20,000,001
NAV per Whitehorse Share	$0.432

Notes:

(1) Based on the range of value for the Tagish Lake Gold Project as described in the Independent Valuation. See "Whitehorse Financing – Independent Valuation".

(2) Represents expenses related to the Arrangement and Whitehorse Financing not borne by the Company.

(3) Represents Whitehorse Shares outstanding after giving effect to the Arrangement but before giving effect to the Whitehorse Financing and assuming no Dissenting Shareholders.

The Board believes that the pricing of the Whitehorse Financing is appropriate, including for insiders of the Company and Whitehorse, based on the following:

(a) The Independent Valuation completed by the Independent Valuator which supports a value attributed Tagish Lake Gold Project of $12.16 million.

(b) The Fairness Opinion, which sets out that the Independent Valuator is of the opinion that, as of August 24, 2020, the Arrangement and the Whitehorse Financing, taken as a whole, is fair, from a financial point of view, to the Shareholders.

(c) The price of $0.30 per Whitehorse Share represents an acceptable discount to NAV, which is reflective of various inherent uncertainties and risk factors, including:

(i) environmental liabilities of historical operations on the Tagish Lake Gold Project and potential required remediation measures;

(ii) applicable Government of Yukon environmental bonding requirements to advance and undertake exploration and development programs on the Tagish Lake Gold Project;

(iii) Whitehorse's independent environmental consultants, have estimated the liability of the Tagish Lake Gold Project to be in the range of $1 million to $5 million (including reclamation and closure of site infrastructure) based on their recent experience in the Yukon preparing reclamation and security estimates for other projects located in the Yukon;

(iv) uncertainty in securing a social licence with local stakeholders and resulting implications in obtaining required Yukon Government exploration and operating permits for the Tagish Lake Gold Project;

(v) uncertainty in ongoing market conditions and underlying commodity prices could have a material effect on the valuation of Whitehorse upon listing on the TSX-V; and

(vi) the market price of Whitehorse Shares is currently unknown as there is currently no market for Whitehorse Shares.

The following is an estimate of the number of Whitehorse Shares proposed to be subscribed for by officers, directors, employees of the Company, Whitehorse, Silvercorp and other non-related subscribers under the Whitehorse Financing, however, actual numbers may vary from those set out below. There will be no other payments or benefits (including retention bonuses, golden parachutes, pension fund contributions or potential gain on accelerated options) made to insiders, management or directors of the Company or Whitehorse as a result of the Arrangement or the Whitehorse Financing which are not otherwise available to the Shareholders.

Whitehorse Shares Subscribed For in the Whitehorse Financing

	Number and Class	Subscription Price
Mark Cruise, CEO and Director(1)	333,333 Whitehorse Shares	$0.30
Jack Austin, Chairman and Director(2)(3)	100,000 Whitehorse Shares	$0.30
Rui Feng, Director(2)(4)	2,400,000 Whitehorse Shares	$0.30
Greg Hawkins, Director(2)(3)	100,000 Whitehorse Shares	$0.30
David Kong, Director(2)(3)	500,000 Whitehorse Shares	$0.30
Martin Wafforn, Director(2)(3)	250,000 Whitehorse Shares	$0.30
Jalen Yuan, CFO	66,667 Whitehorse Shares	$0.30
Gordon Neal, President	100,000 Whitehorse Shares	$0.30
Alex Zhang, VP, Exploration	100,000 Whitehorse Shares	$0.30
David Tingey, VP, Sustainability	33,333 Whitehorse Shares	$0.30
Yong-Jae Kim, Corporate Secretary and General Counsel(5)	100,000 Whitehorse Shares	$0.30
Directors and Officers of the Company	4,083,333 Whitehorse Shares	$0.30
Kevin Weston, CEO and Director	100,000 Whitehorse Shares	$0.30
Jean Zhang, CFO and Corporate Secretary	10,000 Whitehorse Shares	$0.30
Lorne Waldman, Director(2)(3)	150,000 Whitehorse Shares	$0.30
Steve Stakiw, VP, Corporate Development	150,000 Whitehorse Shares	$0.30
Directors and Officers of Whitehorse	410,000 Whitehorse Shares	$0.30
Silvercorp	5,774,000 Whitehorse Shares	$0.30

Derek Liu, CFO	50,000 Whitehorse Shares	$0.30
Lon Shaver, Vice President	125,000 Whitehorse Shares	$0.30
Marina Katusa, Director	50,000 Whitehorse Shares	$0.30
Paul Simpson, Director	300,000 Whitehorse Shares	$0.30
Yikang Liu, Director	100,000 Whitehorse Shares	$0.30
Song Hong, Manager of China Operations	300,000 Whitehorse Shares	$0.30
Directors and Officers of Silvercorp	925,000 Whitehorse Shares	$0.30
Employees of the Company, Whitehorse and Silvercorp(5)	4,235,000 Whitehorse Shares	$0.30
Other Non-Related Subscribers(5)	14,572,667 Whitehorse Shares	$0.30

Notes:

(1) Mark Cruise is also a director of Whitehorse.

(2) Deemed to be independent of the Company and Whitehorse as at the date of this Circular within the meaning of the TSX Company Manual.

(3) Rui Feng is also CEO, Chairman and a director of Silvercorp.

(4) Yong-Jae Kim is also General Counsel and Corporate Secretary of Silvercorp.

(5) Aggregated as a group.

Shareholder and TSX Approval

As the Whitehorse Shares to be issued in the Whitehorse Financing may be issued at a "significant discount" to the market price (taking into account the maximum allowable discount of the TSX) of the Whitehorse Shares once, and if, the Whitehorse Shares begin trading on TSX-V, the TSX requires that the Whitehorse Financing Resolution be approved by a simple majority of the Disinterested Shareholders as a separate, standalone resolution. As there is currently no market for Whitehorse Shares, there can be no certainty whether the Whitehorse Shares issued in the Whitehorse Financing will be issued at a premium or discount to the market price of the Whitehorse Shares once, and if, the Whitehorse Shares begin trading on the TSX-V.

At the Meeting, the Disinterested Shareholders will be asked to consider and, if deemed advisable, pass an ordinary resolution, the full text of which is attached as Schedule "B" hereto, approving the Whitehorse Financing. Although the identities of the "Other Non-Related Subscribers" in the above table are not finalized as at the date of this Circular and, thus, their Common Share holdings have not been ascertained, the other subscribers in the above table (and the affiliates and associates of such subscribers) hold 57,701,230 Common Shares as at the date of this Circular. Accordingly, as at the date of this Circular and to the Company's knowledge, "Disinterested Shareholders" does not include Shareholders holding at least 57,701,230 Common Shares or approximately 37.8% of the total issued and outstanding Common Shares. For greater certainty, any Common Shares held by the "Other Non-Related Subscribers" (and their affiliates and associates), once determined, will also be excluded for purposes of obtaining Disinterested Shareholder approval.

It is a condition to completion of the Arrangement that Whitehorse will have completed the Whitehorse Financing prior to the Effective Time. In the event that the Whitehorse Financing Resolution is not approved at the Meeting by the Disinterested Shareholders and the condition that Whitehorse will have completed the Whitehorse Financing prior to the Effective Time is not waived by the Company and Whitehorse, the Arrangement will not be completed. It is also a condition to completion of the Whitehorse Financing that all conditions to the Arrangement Agreement (other than the conditions relating to the Whitehorse Financing) shall have been satisfied or waived.

The TSX has conditionally approved the Whitehorse Financing subject to, among other things, approval of the Whitehorse Financing Resolution by the Disinterested Shareholders. The Whitehorse Shares issued in the Whitehorse Financing will also be subject to applicable escrow requirements under TSX-V policies once and if Whitehorse is listed on the TSX-V, and any applicable statutory hold periods under Canadian securities laws.

The Board has concluded that the Whitehorse Financing is in the best interests of the Company and the Shareholders and recommends that the Disinterested Shareholders vote "FOR" the approval of the Whitehorse Financing Resolution.

MI 61-101

As the Company is listed on the TSX and is a reporting issuer in each of the provinces of Canada, the Company is subject to MI 61-101. Under MI 61-101, "related party transactions" (as defined in MI 61-101) require minority approval under Section 5.6 of MI 61-101 and, in certain circumstances, a formal valuation under Section 5.4 of MI 61-101, absent an available exemption.

As certain "related parties" (as defined in MI 61-101) of the Company will be participating in the Whitehorse Financing, as described under the heading "Whitehorse Financing – Description" above, the Whitehorse Financing may be considered a "related party transaction" for the purposes of MI 61-101. However, the Company is relying on the exemptions from the formal valuation and minority approval requirements under Section 5.5(a) of MI 61-101 and Section 5.7(a) of MI 61-101, respectively, as at the time the Whitehorse Financing was agreed to, neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the Whitehorse Financing, insofar as it involves "interested parties" (as defined in MI 61-101), exceeds 25 per cent of the Company's market capitalization.

Independent Valuation

Notwithstanding that the Company is relying on the exemption from the formal valuation requirements under MI 61- 101, the TSX expects that the pricing of a NAV Private Placement (within the meaning of TSX Staff Notice 2005- 0003), such as the Whitehorse Financing, is supported by an independent valuation that is prepared and disclosed in accordance with the requirements of Part 6 of MI 61-101. Accordingly, the Company engaged the Independent Valuator to conduct an Independent Valuation of the Tagish Lake Gold Project, forming substantially all of the assets of Whitehorse prior to completion of the Arrangement and Whitehorse Financing.

Qualifications and Independence

The Board has determined that the Independent Valuator is qualified and independent (within the meaning of MI 61- 101).

The Independent Valuator, is an experienced independent financial consultant that has been providing securities valuation services, fairness opinions and financial consulting and research services to lawyers, governments, investment dealers and industry participants since 1991. The Independent Valuator holds a M.B.A. degree from Michigan State University and is a CFA charter holder. The Independent Valuator has held securities research positions with Odlum Brown Ltd. and Brink Hudson and Lefever Ltd. and was previously Vice President, Research, with LOM Western Securities Ltd. and as a condition of employment was required to pass the Partners, Directors and Officers examination administered by the Canadian Securities Institute and was subsequently registered by the British Columbia Securities Commission under the category: Trading Partner, Director, Officer. The Independent Valuator also served as Research and Financial Analyst with the Vancouver Stock Exchange & Securities Commission (i.e. Matkin Commission) in 1993.

The Independent Valuator has confirmed that he has no past, present or intended interest in the Common Shares, the Whitehorse Shares, the Company, Whitehorse, or their respective associates and affiliates, and has no prior association with the Company or Whitehorse except that between 2006 and 2013, the Independent Valuator provided opinions to the Company regarding the acquisition of Yangtze Mining Ltd. and its subsequent sale to Silvercorp, and the Company's acquisition of Fortress Mining Inc. The Independent Valuator also provided an opinion to Silvercorp on the values of certain restricted securities. In reaching a determination of the independence of the Independent Valuator, the Board considered the following factors set out in Section 6.1(3) of MI 61-101:

(a) The Independent Valuator is not an associated or affiliated entity or issuer insider of an interested party in the Arrangement or Whitehorse Financing (within the meaning of MI 61-101);

(b) The Independent Valuator does not act as an adviser to an interested party in the Arrangement or Whitehorse Financing in respect of the Arrangement or Whitehorse Financing;

(c) the compensation of the Independent Valuator does not depend in whole or in part on an agreement, arrangement or understanding that gives the Independent Valuator a financial incentive in respect of the conclusion reached in the Independent Valuation or the outcome of Arrangement or Whitehorse Financing;

(d) The Independent Valuator is not (i) a manager or co-manager of a soliciting dealer group for the Arrangement or Whitehorse Financing, or (ii) a member of a soliciting dealer group for the Arrangement or Whitehorse Financing;

(e) The Independent Valuator is not the external auditor of the Company or of an interested party in the Arrangement or Whitehorse Financing; and

(f) The Independent Valuator has no material financial interest in the completion of the Arrangement or Whitehorse Financing,

and for the purposes of the foregoing, references to the Independent Valuator include any affiliated entity of the Independent Valuator.

Compensation

Pursuant to an engagement letter dated July 10, 2020, and an addendum thereto dated August 12, 2020, the Company engaged the Independent Valuator to prepare the Independent Valuation and Fairness Opinion. The Independent Valuator will be paid a fixed fee by the Company that does not depend, in whole or in part, on any arrangement, agreement or understanding that gives the Independent Valuator a financial incentive in respect of the conclusion reached in the Independent Valuation or the outcome of the Arrangement or the Whitehorse Financing.

Summary of Independent Valuation

The Independent Valuator was engaged to prepare the Independent Valuation on the Tagish Lake Gold Project, which is effective as of August 1, 2020. In preparing the Independent Valuation, the Independent Valuator reviewed the Tagish Lake Gold Project Technical Report, among various other publicly available materials relating to the Tagish Lake Gold Project, and was provided full access to all information requested from the Company.

The Independent Valuator based the conclusions in the Independent Valuation on the assumption that the value of early-stage mineral projects is related to the value of in situ metals contained in such deposits, as well as other macro considerations (including political considerations, permitting and licensing regulations, currency exchange rates, taxation and royalty regimes and the rule of law) and site-specific considerations (including location, environmental issues and construction constraints). Following a review of a number of acquisitions involving comparable assets to the Tagish Lake Gold Project, the Independent Valuator determined a value range of between 0.8% and 1.0% of in situ gold equivalent ounces for the Tagish Lake Gold Project was appropriate. Based on approximately 600,000 in situ gold equivalent ounces in all resource categories contained at the Tagish Lake Gold Project, the Independent Valuator arrived at a valuation for the Tagish Lake Gold Project of between $12.16 million to $15.20 million.

To the best of the Company's knowledge, there is no "interested party" (as defined in MI 61-101) as a consequence of the Arrangement and the Whitehorse that would be entitled to the earlier use of available tax losses, lower income taxes, reduced costs or increased revenues.

A copy of the Independent Valuation is available at the Company's principal executive office located at Suite 1750 – 1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X1 for inspection. The Company will, upon request, send a copy of the Independent Valuation to a Shareholder without charge or at a nominal charge sufficient to cover the cost of printing and postage, in the discretion of the Company.

Risk Factors Relating to the Whitehorse Financing

Completion, Size of and Participation in the Whitehorse Financing

There is no assurance that the Whitehorse Financing will be completed or that it will be fully subscribed. While Whitehorse has received expressions of interest from various parties (including those persons identified under "Whitehorse Financing – Description" above) to participate in the Whitehorse Financing, such parties may ultimately decide to not participate in the Whitehorse Financing or to not participate in the Whitehorse Financing to the extent described in this Circular. If the entire Whitehorse Financing is not completed, the Company and Whitehorse may still proceed with the Arrangement provided Whitehorse will have sufficient funds to meet the initial listing requirements of the TSX-V and repay the New Pacific-Whitehorse Debt.

Calculation of NAV of Whitehorse and Independent Valuation

The calculation of the NAV of Whitehorse as described under the heading "Whitehorse Financing – Description" has been prepared by management of Whitehorse. While management of Whitehorse believes such calculation to be accurate and reasonable, the actual NAV of Whitehorse could prove to be materially different. In preparing the calculation of the NAV of Whitehorse, management of Whitehorse has relied, in part, on the Independent Valuation, and accordingly, such calculation is subject to the assumptions and qualifications set forth therein as well as any discrepancies, errors or inconsistencies contained therein.

CORPORATE GOVERNANCE

Board of Directors

In compliance with the requirements of the BCBCA, the directors are elected by the Shareholders to manage or supervise the management of the business and affairs of the Company. In exercising their powers and discharging their duties, the directors are required to act honestly and in good faith with a view to the best interests of the Company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board is responsible for approving long-term strategic plans and annual operating budgets recommended by Management. Board consideration and approval is also required for material contracts and business transactions, and all debt and equity financing transactions. Any responsibility which is not delegated to Management or to the committees of the Board remains with the Board. The Board meets and engages in discussions on a regular basis, as required by the state of the Company's affairs, and also from time to time as deemed necessary to enable it to fulfill its responsibilities.

The Board believes that good corporate governance is important to the effective performance of the Company and plays a significant role in protecting Shareholders' interests and maximizing value for the Shareholders. The Company has reviewed its own corporate governance practices in light of National Instrument 58-101 Disclosure of Corporate Governance Practices and National Policy 58-201 Corporate Governance Guidelines ("NP 58-201"). The Board has adopted a written mandate for the Board which is attached hereto as Schedule "N" and is posted on the Company's website at www.newpacificmetals.com. The Board is committed to sound corporate governance practices in the interest of its Shareholders and to effective and efficient decision making. The Company will continue to review and implement corporate governance guidelines as the business of the Company progresses.

Composition of the Board

NP 58-201 recommends that the board of directors of a reporting issuer be composed of a majority of independent directors. During the most recently completed financial year, the Company had a majority of independent directors; Jack Austin, David Kong, Greg Hawkins, and Martin Wafforn are "independent" within the meaning of National Instrument 52-110 Audit Committees ("NI 52-110"). Dr. Rui Feng is not considered independent as he is the former Chief Executive Officer (the "CEO") of the Company and Dr. Mark Cruise is not considered independent as he is the current CEO of the Company.

The Company has taken steps to ensure that adequate structures and processes are in place to permit the Board to function independently of Management. The size of the Company is such that all the Company's operations are conducted by a relatively small Management team which is also represented on the Board. Any director may submit items for inclusion in the agenda of matters to be discussed at a meeting of the Board. The Board considers that Management is effectively supervised by the independent directors on an informal basis, as the independent directors are actively and regularly involved in reviewing the operations of the Company and has regular and full access to Management. Many of the Company's directors sit on the board of other issuers. This information is listed under each director profile under the heading "Election of Directors".

The Board holds four regularly scheduled quarterly meetings throughout the year. Meetings are also conducted on an as-required basis in order to deal with matters as business developments warrant. The following table summarizes directors' attendance at all Board meetings during the fiscal year ended June 30, 2020:

	Number of meetings	Number of meetings
Director	attended	eligible to attend
Rui Feng	6	6
Jack Austin	6	6
David Kong	6	6
Greg Hawkins	6	6
Martin G. Wafforn	6	6
Mark Cruise	1	1

The Board has developed written position descriptions for the Chair of the Company, the CEO, and the chairs of each committee of the Board.

Orientation and Education

The Company provides new directors with an orientation program upon joining the Company that includes copies of relevant financial, information regarding its properties, as well as opportunities for meetings with Management. Board members are encouraged to communicate with Management and auditors, to keep themselves current with industry trends and development, and to attend related industry seminars. Board members have full access to the Company's records.

Ethical Business Conduct

The Board has adopted a written code of business conduct and ethics (the "Code"). A copy of the Code may be obtained by contacting the Company at the address on the cover of this Circular. Alternatively, a copy of the Code can be found under the Company's profile on SEDAR at www.sedar.com and the Company's website at www.newpacificmetals.com. When proposed transactions or agreements in which directors or officers may have an interest, material or not, are presented to the Board, the directors are required to disclose any such interest and the persons who have such an interest are excluded from all discussion on the matter and are not permitted to vote on the proposal. All such interests in transactions or agreements involving senior Management are dealt with by the Board, regardless of apparent immateriality.

Compensation Committee

The compensation committee of the Board (the "Compensation Committee") is responsible for determining and approving compensation for directors and senior officers. Fees payable to Management and directors have been determined using a number of factors, such as the nature and extent of the contributions by individual directors, and by direct comparison with other companies of similar size, complexity and risk profile. The Compensation Committee is currently comprised of three directors: David Kong (Chair), Jack Austin, and Greg Hawkins. Each member of the committee is independent. All Compensation Committee members have direct experience that is relevant to their responsibilities in executive compensation. All members have advised on compensation matters for several public companies and within the resource sector. The charter of the Compensation Committee is attached hereto as Schedule "O". A description of the responsibilities, powers and operation of the Compensation Committee can be found therein.

Corporate Governance Committee

The corporate governance committee of the Board (the "Corporate Governance Committee") is responsible for assisting the Board in establishing and maintaining a sound system of corporate governance through a process of continuing assessment and enhancement. The Corporate Governance Committee works to ensure that the Board functions independently of Management, that Management is clearly accountable to the Board, and that procedures are in place to monitor the effectiveness of the performance of the Board, the committees of the Board and individual directors. The Corporate Governance Committee is currently comprised of four directors: Jack Austin (Chair), Martin Wafforn and Greg Hawkins. Each member of the committee is independent. The charter of the Corporate Governance Committee is attached hereto as Schedule "P". A description of the responsibilities, powers and operation of the committee can be found therein.

Assessments

The Corporate Governance Committee and the Board annually, and at such other times as they deem fit, monitor the adequacy of information given to directors, communications between the Board and Management, and the strategic direction and processes of the Board and its committees. As part of the assessments, the Board and/or the committees may review their respective charter and conduct reviews of applicable corporate policies. Each Board member is well- qualified through current or previous professions. Each member participates fully in each meeting, having in all cases been specifically canvassed for their input.

AUDIT COMMITTEE

The Company's audit committee (the "Audit Committee") assists the Board in fulfilling its responsibilities for oversight of financial and accounting matters. The Audit Committee is currently comprised of three directors: David Kong (Chair), Jack Austin, and Greg Hawkins. All of the members are considered independent and financially literate pursuant to NI 52-110. A description of responsibilities, powers and operation of the Audit Committee and a copy of the Audit Committee Charter is attached to the Company's AIF, filed with the Canadian securities regulators and posted on SEDAR at www.sedar.com.

EXECUTIVE COMPENSATION

Executive Compensation

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers" or "NEOs"): (a) the Company's CEO; (b) the Company's Chief Financial Officer (the "CFO"); (c) each of the Company's three most highly compensated executive officers, or three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an executive officer of the company, nor acting in a similar capacity, at the end of the most recently completed financial year.

Compensation Discussion and Analysis

The Company's executive compensation program is overseen by the Compensation Committee. See "Compensation Committee" for a description of the composition of this committee. The Compensation Committee is responsible for making recommendations to the Board with respect to the compensation of executive officers of the Company as well as with respect to the Company's share based compensation plan. The Compensation Committee also assumes responsibility for reviewing and monitoring the long-term compensation strategy for the senior Management of the Company.

The Compensation Committee attempts to ensure that the compensation packages for executive officers and the overall equity participation plan are in line with publicly listed mining and mineral exploration companies of a comparable size and with operations at a similar or a more advanced stage. The Compensation Committee does not rely on any formula, or objective criteria and analysis to determine an exact amount of compensation to pay. Compensation decisions are made through discussion by the Compensation Committee, with input from the CEO, with the final recommendations of the Compensation Committee being submitted to the Board for further discussion and final approval.

The Compensation Committee considered the implications of the risks associated with the Company's compensation policies and practices and concluded that, given the nature of the Company's business and the role of the Compensation Committee in overseeing the Company's executive compensation practices, the compensation policies and practices do not serve to encourage any NEO or individual at a principal business unit or division to take inappropriate or excessive risks, and no risks were identified arising from the Company's compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

No NEOs or directors are permitted to purchase financial instruments including forward contracts, equity swaps, collars, or like instruments, that are designed to hedge against a decrease in market value of securities of the Company granted to such NEOs or directors as compensation.

No new actions, decisions or policies were made after the end of the most recently completed financial year that could affect a reasonable person's understanding of an NEO's compensation for the year ended June 30, 2020.

Performance Graph

The following chart compares the total cumulative shareholder return for CDN$100 invested in Common Shares of the Company on June 30, 2016, with the cumulative total return of the S&P/TSX Composite Index for the period from June 30, 2016 to June 30, 2020. The Common Share performance as set out in the graph does not necessarily indicate future price performance. The Company has never paid dividends to its Shareholders. The Company does take into account overall share price performance in determining executive compensation amounts; however, share price performance is just one of the many factors, as discussed above, that the Company takes into consideration. There is not a direct correlation between the Company's share price performance and the amount of compensation paid to NEOs.

NUAG
S&P/TSX Composite Index
1,600
1,400
1,200
1,000
800
600
400
200
0
2016
2017
2018
2019
2020

Cumulative Total Return

Date	2016	2017	2018	2019	2020

NUAG	100.00	269.23	405.13	615.38	1,417.95
S&P/TSX Composite Index	100.00	107.95	115.74	116.48	110.31
NUAG Closing Price(1)	0.39	1.05	1.58	2.40	5.53
S&P/TSX Composite Index	14,064,50	15,182,20	16,277.70	16,382.20	15,515.20

Note:

(1) From February 16, 2012 to June 30, 2016, the Common Shares of the Company traded on the Toronto Stock Exchange ("TSX") and thereafter on the TSX-V under the symbol "NUX". On April 10, 2017, the Company announced a proposed acquisition and an intended Change of Business and Change of Name. Trading of the Common Shares on the TSX-V was halted pending completion of the transaction, and resumed trading on July 24, 2017 with a new ticker symbol "NUAG". On August 11, 2020, the Common Shares of the Company commenced trading on the TSX under the same ticker symbol "NUAG".

Base Compensation

In the Compensation Committee's view, paying base compensation that is competitive in the market in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. The Compensation Committee makes assessments by making reference to independent salary surveys, and comparing salaries with that of other Canadian mining companies with similar size as discussed above.

Short Term Incentive Plan

The Company does not maintain any short term incentive plans for its CEO or other NEOs.

Share-based Awards

The Company believes that encouraging its executive officers and employees to become Shareholders is the best way of aligning their interests with those of its Shareholders. Equity participation is accomplished through the Company's share based compensation plan. Options are granted to executive officers taking into account a number of factors, including the amount and terms of Options previously granted, base compensation and performance bonuses, if any, and competitive factors. During the 2020 fiscal year, the Board granted RSUs to employees and directors for an aggregate of 1,064,600 Common Shares which represents 0.7% of the outstanding Common Shares as at June 30, 2020. The RSUs granted in the 2020 fiscal year were granted at market prices with a term of three years, and vesting in equal 6-month amounts over a two year vesting period.

Compensation Governance

See "Compensation Committee" for a description of the composition of the Compensation Committee.

Summary Compensation Table

					Non-Equity Incentive
					Plan Compensation
					($)
	Fiscal			Option-		Long
	Year		Share-	Based	Annual	Term	Pension	All Other	Total
Name and Principal	Ended	Salary	Based	Awards	Incentive	Incentive	Value	Compensation	Compensation
Position	June 30	($)	Awards ($)	($)(5)	Plans	Plans	($)	($)	($)
Mark Cruise, CEO
and Director(1)	2020	279,394	1,410,000	Nil	Nil	Nil	Nil	4,107	1,693,501
Rui Feng(2)	2020	71,667	705,000	Nil	200,000	Nil	Nil	Nil	976,667
Former CEO and	2019	72,000	Nil	226,222	Nil	Nil	Nil	Nil	298,222
Director	2018	72,000	Nil	47,409	Nil	Nil	Nil	Nil	119,409
Jalen Yuan	2020	Nil	141,000	Nil	20,000	Nil	Nil	Nil	161,000
CFO	2019	20,000	Nil	54,293	Nil	Nil	Nil	Nil	74,293
	2018	Nil	Nil	63,212	Nil	Nil	Nil	Nil	63,212
Gordon Neal(3)	2020	275,000	470,000	Nil	120,000	Nil	Nil	10,850	875,850
President	2019	356,250	Nil	226,222	Nil	Nil	Nil	Nil	584,472
	2018	229,167	Nil	316,061	Nil	Nil	Nil	Nil	545,228
Alex Zhang, Vice
President,	2020	240,000	235,000	Nil	24,000	Nil	Nil	7,554	506,554
Exploration	2019	240,000	Nil	135,733	Nil	Nil	Nil	Nil	375,733
	2018	160,000	Nil	79,015	Nil	Nil	Nil	Nil	239,015
David Tingey(4)
Vice President,	2020	66,968	Nil	Nil	Nil	Nil	Nil	Nil	66,968
Sustainability

Notes:

(1) Dr. Mark Cruise was appointed CEO on April 27, 2020 and director on May 28, 2020. Dr. Mark Cruise was COO of the Company from November 19, 2019 until April 27, 2020.

(2) Dr. Rui Feng resigned as CEO on April 27, 2020.

(3) Gordon Neal was appointed President on August 1, 2017.

(4) David Tingey was appointed Vice President, Sustainability on March 9, 2020.

(5) The Company has adopted IFRS 2 – Share-based Payments to account for the issuance of Options to employees and non-employees. The fair value of Options is estimated at the grant date using the Black-Scholes Option Pricing Model which requires the input of a number of assumptions. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions generally outside of the control of the Company. The following summarizes the key assumptions used to calculate the fair value of each set of Options granted.

									Weighted
						Weighted			average
	Fiscal					average	Weighted		fair value
	Year of			Exercise		expected	average	Weighted	per
	Options		Options	price		life	risk free	average	Option
Name	Granted	Grant Date	Granted(1)	($)	Expiry Date	(years)	rates	volatilities	($)
Mark Cruise,
CEO and Director	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Rui Feng, former	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
CEO and Director	2019	22-Feb-2019	250,000	2.15	22-Feb-2024	2.75	1.78%	64.44%	0.90
	2018	01-Aug-2017	75,000	1.15	31-Jul-2022	2.75	1.32%	91.43%	0.63
Jalen Yuan,	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
CFO	2019	22-Feb-2019	60,000	2.15	22-Feb-2024	2.75	1.78%	64.44%	0.90
	2018	01-Aug-2017	100,000	1.15	31-Jul-2022	2.75	1.32%	91.43%	0.63
Gordon Neal,	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
President	2019	22-Feb-2019	250,000	2.15	22-Feb-2024	2.75	1.78%	64.44%	0.90
	2018	01-Aug-2017	500,000	1.15	31-Jul-2022	2.75	1.32%	91.43%	0.63
Alex Zhang, Vice	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
President,	2019	22-Feb-2019	150,000	2.15	22-Feb-2024	2.75	1.78%	64.44%	0.90
Exploration	2018	01-Aug-2017	125,000	1.15	31-Jul-2022	2.75	1.32%	91.43%	0.63
David Tingey,
Vice President,	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Sustainability

Outstanding Share-based Awards and Option-based Awards

The following table summarizes awards outstanding at fiscal year ended June 30, 2020, for each NEO:

	Option-Based Awards				Share-Based Awards
						Market or
						Payout
	Number of			Value of	Number of	Value of	Market or Payout
				Unexercised	Shares or	Share-Based	Value of Vested
	Securities	Option	Option	In-The-	Units of	Awards that	Share-Based
	Underlying			Money	Shares that	have not	Awards not Paid
	Unexercised	Exercise Price	Expiration	Options (1)	have not	Vested	Out or Distributed
Name	Options	($)	Date	($)	Vested (#)	($)	($)
Mark Cruise,
CEO and Director	Nil	Nil	Nil	Nil	300,000	1,659,000	Nil
Rui Feng,	-	-	-	-	112,500	622,125	207,375
Former CEO and	500,000	0.55	31-Oct-2021	2,490,000	-	-	-
Director	75,000	1.15	31-July-2022	328,000	-	-	-
	250,000	2.15	22-Feb-2024	845,000	-	-	-
Jalen Yuan,	-	-	-	-	22,500	124,425	Nil
CFO	130,000	0.55	31-Oct-2021	647,400	-	-	-
	100,000	1.15	31-July-2022	438,000	-	-	-
	60,000	2.15	22-Feb-2024	202,800	-	-	-
Gordon Neal,	-	-	-	-	75,000	414,750	Nil
President	36,600	0.55	31-Oct-2021	182,268	-	-	-
	500,000	1.15	31-July-2022	2,190,000	-	-	-
	250,000	2.15	22-Feb-2024	845,000	-	-	-
Alex Zhang,	-	-	-	-	37,500	207,375	Nil
Vice President,	350,000	0.55	31-Oct-2021	1,743,000	-	-	-
Exploration	125,000	1.15	31-July-2022	547,000	-	-	-
	150,000	2.15	22-Feb-2024	507,000	-	-	-

		Option-Based Awards				Share-Based Awards
Market or
				Value of	Number of	Payout	Market or Payout
Value of
	Number of			Unexercised	Shares or	Share-Based	Value of Vested
	Securities	Option	Option	In-The-	Units of	Awards that	Share-Based
	Underlying			Money	Shares that	have not	Awards not Paid
	Unexercised	Exercise Price	Expiration	Options (1)	have not	Vested	Out or Distributed
Name	Options	($)	Date	($)	Vested (#)	($)	($)
David Tingey,
Vice President,	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Sustainability

Note:

(1) The value of the unexercised in-the-money options is based on the closing price of the Common Shares on the TSX-V of $5.53 per Common Share as at June 30, 2020 (using the last trading date price of $5.47 as of June 29, 2020) net of the exercise price of the Options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table discloses the number of option-based grants to the NEOs that have vested during the fiscal year ended June 30, 2020 and provides the aggregate dollar value that would have been realized if these Options had been exercised on the vesting date by determining the difference between the market price of the underlying securities and the exercise price of the Options on the vesting date.

			Non-equity incentive plan
	Option-based awards – Value	Share-based awards – Value	compensation – Value earned
	vested during the year	vested during the year	during the year
Name	($)(1)	($)	($)
Mark Cruise,
CEO and Director	Nil	Nil	Nil

Rui Feng,
CEO and Director	593,246	207,375	200,000

Jalen Yuan,
CEO	254,763	41,475	20,000

Gordon Neal,
President	778,751	138,250	120,000

Alex Zhang,
Vice President, Exploration	479,419	69,125	24,000

David Tingey, Vice President,
Sustainability	Nil	Nil	Nil

Note:

(1) This amount is calculated based on the dollar value that would have been realized by determining the difference between the closing market price of the Common Shares and the exercise price of the Options on the vesting date.

Pension Plan Benefits

The Company does not provide any pension plan benefits.

Termination and Change of Control Benefits

Other than as disclosed herein, the Company does not have any contract, agreement, plan or arrangement that provides for payments to an NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO's responsibilities. There are no deferred compensation plans.

Mark Cruise

In the event of change of control and if Mr. Cruise is terminated at any time within 12 months of a change of control, Mr. Cruise will be entitled to a lump sum payment equal to 24 months' base compensation, plus any other salary, bonus or benefits which have been accrued or earned.

In the event that Mr. Cruise is terminated following a change in control, all incentive share compensation awards, including Options and RSUs, granted to Mr. Cruise under the Omnibus Plan or Existing Omnibus Plan, as applicable, by the Company under any agreement that is entered into between Mr. Cruise and the Company, which incentive share based compensation awards have not yet vested, shall immediately vest upon the termination of Mr. Cruise and shall be fully exercisable in accordance with the terms of the agreement or agreements under which such share based compensation were granted.

Gordon Neal

In the event of a change of control and if Mr. Neal is terminated at any time within 12 months of a change of control, Mr. Neal shall be entitled to a lump sum payment equal to 12 months' base compensation, plus any other salary, bonus or benefits which have been accrued or earned.

In the event that Mr. Neal is terminated following a change in control, all incentive share compensation awards, including Options and RSUs, granted to Mr. Neal under the Omnibus Plan or Existing Omnibus Plan, as applicable, by the Company under any agreement that is entered into between Mr. Neal and the Company, which incentive share based compensation awards have not yet vested, shall immediately vest upon the termination of Mr. Neal and shall be fully exercisable in accordance with the terms of the agreement or agreements under which such share based compensation were granted.

David Tingey

In the event of a change of control and if Mr. Tingey is terminated at any time within 12 months of a change of control, Mr. Tingey shall be entitled to a lump sum payment equal to 12 months' base compensation, plus any other salary, bonus or benefits which have been accrued or earned.

In the event that Mr. Tingey is terminated following a change in control all Options, RSUs, or other share based compensation granted to Mr. Tingey under the Omnibus Plan or Existing Omnibus Plan, as applicable, by the Company under any agreement that is entered into between Mr. Tingey and the Company, which incentive share based compensation have not yet vested, shall immediately vest upon the termination of Mr. Tingey and shall be fully exercisable in accordance with the terms of the agreement or agreements under which such share based compensation were granted.

DIRECTOR COMPENSATION

Compensation for Directors

Each director, except those who are NEOs, is paid an annual cash compensation of $10,000. In addition, the Company pays Jack Austin annual cash compensation of $30,000 for being Chair of the Board. No other cash compensation was paid to the Company`s directors during the most recently completed financial year other than the reimbursement of out-of-pocket expenses.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of Options in accordance with the terms of the Company's Existing Omnibus Plan, or if approved at the Meeting, the Omnibus Plan. The following table sets out compensation paid to directors in their capacity as such in the financial year ended June 30, 2020:

	Fees	Share-	Option	Non-equity	Pension	All other	Total
		based	based	incentive plan
Name	earned	awards	awards	compensation	value	compensation	compensation
	($)	($)	($)(1)	($)	($)	($)	($)
Jack Austin	40,000	149,903	Nil	Nil	Nil	Nil	189,903

Rui Feng	10,000	Nil	Nil	Nil	Nil	Nil	10,000

David Kong	10,000	149,903	Nil	Nil	Nil	Nil	159,930

Greg Hawkins	10,000	149,903	Nil	Nil	Nil	Nil	159,930

John McCluskey	5,000	Nil	Nil	Nil	Nil	Nil	5,000

Martin Wafforn	10,000	149,903	Nil	Nil	Nil	Nil	159,930

Note:

(1) The Company has adopted IFRS 2 – Share-based Payment to account for the issuance of stock options to employees and non-employees. The fair value of Options is estimated at the grant date using the Black-Scholes Option Pricing Model which requires the input of a number of assumptions. The assumptions used reflect management's best estimates, but involve inherent uncertainties based on market conditions outside of the control of the Company.

Outstanding Share-based Awards and Option-based Awards

The following tables table summarizes awards outstanding at fiscal year ended June 30, 2020, for each non-executive director.

	Option-Based Awards					Share-Based Awards
						Market or
				Value of	Number of	Payout	Market or
					Shares or	Value of	Payout Value
	Number of			Unexercised	Units of	Share-Based	of Vested
	Securities			In-The-	Shares	Awards that	Share-Based
	Underlying	Option	Option	Money	that have	have not	Awards not
	Unexercised	Exercise Price	Expiration	Options (1)	not Vested	Vested	Paid Out or
Name	Options	($)	Date	($)	(#)	($)	Distributed ($)
Jack Austin	-	-	-	-	23,925	132,305	Nil
	75,000	1.15	31-Jul-2022	328,500	-	-	-
	100,000	2.15	22-Feb-2024	338,000	-	-	-
David Kong	-	-	-	-
	115,000	0.55	31-Oct-2021	572,700	23,925	132,305	Nil
	75,000	1.15	31-July-2022	328,500	-	-	-
	100,000	2.15	22-Feb-2024	338,000	-	-	-
Greg Hawkins	-	-	-	-	23,925	132,305	Nil
	125,000	0.55	31-Oct-2021	622,500	-	-	-
	75,000	1.15	31-July-2022	328,500	-	-	-
	100,000	2.15	22-Feb-2024	338,000	-	-	-
Martin Wafforn	-	-	-	-	23,925	132,305	Nil
	200,000	1.57	07-Dec-2022	792,000	-	-	-
	100,000	2.15	22-Feb-2024	338,000	-	-	-

Note:

(1) The value of the unexercised in-the-money options is based on the closing price of the Common Shares on the TSX-V of $5.53 per Common Share as at June 30, 2020 (using the last trading date price of $5.47 as of June 29, 2020) net of the exercise price of the Options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table discloses the number of option-based grants to each non-executive directors of the Company that have vested during the fiscal year ended June 30, 2020 and provides the aggregate dollar value that would have been realized if these Options had been exercised on the vesting date by determining the difference between the market price of the underlying securities and the exercise price of the Options on the vesting date.

			Non-equity incentive plan
	Option-based awards – Value	Share-based awards – Value	compensation – Value earned
	vested during the year	vested during the year	during the year
Name	($)(1)	($)	($)
Jack Austin	237,996	44,102	Nil
David Kong	237,996	44,102	Nil
Greg Hawkins	237,996	44,102	Nil
John McCluskey	408,164	Nil	Nil
Martin Wafforn	303,499	44,102	Nil

Note:

(1) This amount is calculated based on the dollar value that would have been realized by determining the difference between the closing market price of the Common Shares and the exercise price of the Options on the vesting date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the Existing Omnibus Plan which was approved by the Shareholders on November 29, 2019. A copy of the Existing Omnibus Plan is attached as Appendix A to the Company's management information circular for the year ended June 30, 2019 and may be obtained by contacting the Company at the address on the cover of this Circular or under the Company's profile on SEDAR at www.sedar.com.

The Existing Omnibus Plan has been established to attract and retain employees, consultants, officers or directors to the Company and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company. The Existing Omnibus Plan is administered by the directors and Compensation Committee. The maximum number of Common Shares that may be reserved for issuance for all purposes under the Existing Omnibus Plan is 10% of the issued and outstanding Common Shares, from time to time. Any Common Shares reserved for issuance pursuant to an Award which for any reason is cancelled or terminated without having been exercised will again be available for grant under the Existing Omnibus Plan, provided, however that any RSU or PSU that has been exercised will no longer be available to be subsequently granted the Existing Omnibus Plan.

The Company has an authorized capital of an unlimited number of common shares without par value, of which 152,310,111 Common Shares were issued and outstanding as fully paid and non-assessable as of the Record Date. As at the Record Date, the total number of Common Shares which may be subject to issuance pursuant to Awards granted under the Existing Omnibus Plan is 15,231,011 (representing 10% of the Company's issued and outstanding Common Shares).

The following table sets out equity compensation plan information as at the end of the financial year ended June 30, 2020.

Equity Compensation Plan Information as at June 30, 2020

	Number of securities to be	Weighted-average exercise	Number of securities
	issued upon exercise of		remaining available for
	outstanding options,	price of outstanding options,	future issuance under equity
Plan Category	warrants and rights	warrants and rights	compensation plans
Equity compensation plans approved by security holders	5,576,634 Common Shares	$1.14	9,654,377 Common Shares

Equity compensation plans not approved by security holders	Nil	N/A	Nil

Total	5,576,634 Common Shares	$1.14	9,654,377 Common Shares

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

During the Company's last completed financial year-ended June 30, 2020, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any of the foregoing persons has been indebted to the Company or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

There are no management functions of the Company that are to any substantial degree performed by a person or company other than the directors or executive/senior officers (or private companies controlled by them, either directly or indirectly) of the Company or its subsidiaries.

DISSENT RIGHTS

If you are a Registered Shareholder, you are entitled to exercise Dissent Rights from the Arrangement Resolution by strictly following and adhering to the Dissent Procedures.

Any Registered Shareholder is ultimately entitled to be paid the fair value of their Common Shares if such Registered Shareholder duly dissents in respect of the Arrangement in strict accordance with the Dissent Procedures provided that the Arrangement becomes effective. A Registered Shareholder is not entitled to dissent with respect to such holder's Common Shares if such Registered Shareholder votes any of those Common Shares in favour of the Arrangement Resolution. A Dissenting Shareholder ceases to have any rights as a Shareholder, other than the right to be paid the fair value of such holder's Common Shares, and the Common Shares held by such Dissenting Shareholder will be deemed to be repurchased by the Company in accordance with the terms of the Plan of Arrangement.

A brief summary of the Dissent Procedures is set out below. A Registered Shareholder's failure to follow exactly the Dissent Procedures will result in the loss of such Registered Shareholder's Dissent Rights. If you are a Registered Shareholder and wish to dissent, you should obtain your own legal advice and carefully read the provisions of Division 2 of Part 8 of the BCBCA, the Plan of Arrangement and the Interim Order which are attached at Schedules "F", "D" and "E" respectively. The Court, upon hearing the application for the Final Order, has the discretion to alter the Dissent Procedures described herein based on the evidence presented at such hearing.

A Registered Shareholder wishing to dissent must send a written notice of dissent (a "Dissent Notice") contemplated by Section 242 of the BCBCA which must be received by the Company, in the manner set out below, not later than 9:00 a.m. (Vancouver time) on the Business Day that is at least two Business Days before the date of the Meeting. All notices of dissent to the Arrangement pursuant to Section 242 of the BCBCA should be delivered by mail or hand delivery to New Pacific Metals Corp., Suite 1750 – 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1 (Attention: Corporate Secretary and General Counsel). A vote against the Arrangement Resolution, an abstention, or the execution of a proxy to vote against the Arrangement Resolution, does not constitute a Dissent Notice.

Beneficial Shareholders with Common Shares registered in the name of a broker, custodian, nominee or other Intermediary who wish to dissent should be aware that only Registered Shareholders are entitled to exercise Dissent Rights. Accordingly, a non-Registered Shareholder desiring to exercise Dissent Rights must make arrangements for the Common Shares beneficially owned by such Shareholder to be registered in his, her or its name prior to the time the Dissent Notice is required to be received or, alternatively, make arrangements for the Registered Shareholder to exercise Dissent Rights on the beneficial holder's behalf.

After the Arrangement Resolution is approved by Shareholders and within one month after the Company notifies the dissenting Registered Shareholder of the Company's intention to act upon the Arrangement Resolution pursuant to Section 243 of the BCBCA, the dissenting Registered Shareholder must, pursuant to Section 244(1) of the BCBCA, send to the Company a written notice that such holder requires the purchase of all of the Common Shares in respect of which such holder has given notice of dissent, together with the share certificate or certificates representing those Common Shares (including a written statement prepared in accordance with Subsection 244(1)(c) of the BCBCA if the dissent is being exercised by the Registered Shareholder on behalf of a Beneficial Shareholder). Any dissenting Registered Shareholder who has duly complied with Section 244(1) of the BCBCA and the Company may agree on the amount of the fair value of their Dissent Shares calculated immediately before the passing of the Arrangement Resolution, or, if there is no such agreement, either such dissenting Registered Shareholder or the Company may apply to the Court (although the Company is under no obligation to do so), and the Court may determine the fair value of their Dissent Shares calculated immediately before the passing of the Arrangement Resolution and make consequential orders and give directions as the Court considers appropriate. Promptly after the determination of the fair value of such Dissent Shares, such amount shall be paid out to the dissenting Registered Shareholder in cash by the Company. Failure to comply strictly with and adhere to the Dissent Procedures may result in the loss of all rights thereunder. A dissenting Registered Shareholder who does not strictly comply with the Dissent Procedures or, for any other reason, is not entitled to be paid fair value for their Dissent Shares will be deemed to have participated in the Arrangement on the same basis as non-dissenting Shareholders.

The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the obligations of the Company and Whitehorse to complete the Arrangement that, on or before the Effective Date, holders of not more than an aggregate of 5% of the issued and outstanding Common Shares shall have exercised Dissent Rights. If the number of outstanding Common Shares in respect of which Dissent Rights have been exercised exceeds 5%, the Arrangement will not proceed unless the Company waives such condition.

The above is only a summary of the Dissent Procedures which are technical and complex. If you are a Registered Shareholder and wish to exercise your Dissent Rights, you should seek your own legal advice as failure to strictly comply with the Dissent Procedures, will result in the loss of your Dissent Rights. For a general summary of certain income tax implications to a Dissenting Shareholder, see "Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Dissenting Resident Holders" and "Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Dissenting Non-Resident Holders". Registered Shareholders considering exercising Dissent Rights should also seek the advice of their own tax, legal and financial advisors.

CERTAIN SECURITIES LAW MATTERS

Canada Securities Laws

The following discussion is only a general overview of certain requirements of Canadian securities laws applicable to trades in securities of the Company or Whitehorse. All holders of securities are urged to consult with their own legal counsel to ensure that any resale of their securities of the Company or Whitehorse complies with applicable securities legislation.

The New Common Shares issued and Spin-Out Shares distributed pursuant to the Arrangement will be issued in reliance on exemptions from prospectus requirements of applicable Canadian securities laws. In accordance with the applicable securities legislation, the New Common Shares and Spin-Out Shares may be resold without restriction, provided that the sale is not a "control distribution" as defined by applicable securities laws, no unusual effort is made to prepare the market or create a demand for the securities, no extraordinary commission or consideration is paid in respect of the sale and, if the selling securityholder is an insider or officer of the Company or Whitehorse, as applicable, such securityholder has no reasonable grounds to believe that the Company or Whitehorse, as the case may be, is in default of securities legislation.

United States Securities Laws

The New Common Shares and Spin-Out Shares to be issued and distributed, respectively, pursuant to the Arrangement will not be registered under the 1933 Act or the securities laws of any state of the United States, and will be issued and distributed in reliance upon the exemption from registration under the 1933 Act provided by Section 3(a)(10) thereof and available exemptions from applicable state registration requirements. Section 3(a)(10) of the 1933 Act provides an exemption from registration under the 1933 Act for offers and sales of securities issued in exchange for one or more bona fide outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court authorized to grant such approval after a hearing upon the substantive and procedural fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on August 27, 2020 and, subject to the approval of the Arrangement by the Shareholders at the Meeting, it is expected that a hearing on the Arrangement will be held on October 2, 2020 at 9:45 a.m. (Vancouver time), or as soon thereafter as counsel may be heard, at the Law Courts, 800 Smithe Street, Vancouver, British Columbia. All Shareholders are entitled to appear and be heard at this hearing. The Final Order will constitute a basis for the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof with respect to the New Common Shares to be issued and the Spin-Out Shares to be distributed to the Shareholders pursuant to the Arrangement. Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order.

Shareholders who are not "affiliates" of the Company or Whitehorse immediately after the Arrangement and have not been "affiliates" of the Company or Whitehorse within 90 days of the resale in question, may resell New Common Shares or Spin-Out Shares received by them in the Arrangement within or outside the United States without restriction under the 1933 Act. Shareholders who are "affiliates" of the Company or Whitehorse after the Arrangement or within 90 days of the resale in question may not resell their New Common Shares or Spin-Out Shares in the absence of registration under the 1933 Act, unless an exemption from registration is available, such as the exemptions afforded by Regulation S or Rule 144 under the 1933 Act. For the purposes of the 1933 Act, an "affiliate" of the Company or Whitehorse is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the Company or Whitehorse, whether through the ownership of voting securities, by contract, or otherwise, and generally includes executive officers and directors as well as principal shareholders, as the case may be.

Each of the Company and Whitehorse is expected to continue to qualify as a "foreign issuer" as defined in Regulation S on the Effective Date. Therefore, subject to applicable Canadian requirements, holders of New Common Shares or Spin-Out Shares who are affiliates of the Company or Whitehorse, respectively, solely by virtue of serving as an officer or director, may immediately resell such securities outside the United States without registration under the 1933 Act pursuant to Regulation S. Any such sales must be made in "offshore transactions" within the meaning of Regulation S and neither the seller, nor an affiliate, nor any person acting on their behalf may engage in "directed selling efforts" (as defined in Regulation S) in the United States. Additionally, no selling concession, fee or other remuneration may be paid in connection with any such offer or sale other than a usual and customary broker's commission that would be received by a person executing such transaction as agent. For the purposes of Regulation S, "directed selling efforts" means any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the New Common Shares or Spin-Out Shares.

For the purposes of Regulation S, an "offshore transaction" is a transaction that meets the following requirements: (i) the offer is not made to a person in the United States, and (ii) either (A) at the time the buy order is originated, the buyer is outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer is outside the United States, or (B) the transaction is executed in, on or through the facilities of a designated offshore securities market (which would currently include the TSX-V and the TSX), and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; and (iii) offers and sales are not specifically targeted at identifiable groups of U.S. citizens abroad.

Certain additional Regulation S restrictions are applicable to a holder of New Common Shares or Spin-Out Shares who will be an affiliate of the Company or Whitehorse, respectively, other than by virtue of his status as an officer or director.

In addition, under Rule 144, persons who are affiliates of the Company or Whitehorse, as applicable, after the Arrangement or within 90 days of the period immediately prior to the Effective Date, will be entitled to resell in the United States during any three-month period, that number of New Common Shares or Spin-Out Shares that does not exceed the greater of one percent of the then outstanding securities of such class, subject to certain restrictions on manner of sale, notice requirements, aggregation rules and the availability of current public information about the Company or Whitehorse (as to which there can be no assurance). Affiliates of the Company or Whitehorse prior to the Arrangement who are not affiliates of the Company or Whitehorse after the Arrangement must, for 90 days following the Arrangement, comply with the requirements set forth in the preceding sentence but thereafter may resell such New Common Shares or Spin-out Shares without regard to any of these requirements, provided that such persons have not been affiliates of Whitehorse during the 90 days preceding the resale.

The foregoing discussion is only a general overview of the requirements of United States securities laws for the resale of the New Common Shares and Spin-out Shares received pursuant to the Plan of Arrangement. Shareholders are urged to consult their legal advisors prior to disposing of New Common Shares or Spin-Out Shares received in the Arrangement to determine the extent of all applicable resale provisions.

The Replacement Options to be issued pursuant to the Arrangement will not be registered under the 1933 Act or the securities laws of any state of the United States, and will be distributed in reliance upon the exemption from registration under the 1933 Act provided by Section 3(a)(10) thereof and similar available exemptions from applicable state registration requirements. The New Common Shares issuable upon exercise of the Replacement Options will not be registered under the 1933 Act or any state securities laws. The distribution of such New Common Shares will not be covered by the registration exemption provided by Section 3(a)(10) of the 1933 Act, and the exercise of the Replacement Options in the United States, or by or for the account or benefit of any U.S. person (as defined in Rule 902(k) of Regulation S) will be conditioned on the availability of an exemption from the registration requirements of the 1933 Act and applicable state securities laws.

MATERIAL INCOME TAX CONSIDERATIONS

THE TAX CONSEQUENCES OF THE ARRANGEMENT WILL VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER AND OTHER FACTORS. ACCORDINGLY, SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE ARRANGEMENT.

Certain Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to a beneficial owner of a Common Share who disposes of or exchanges, or is deemed to have disposed of or exchanged, a Class A Share pursuant to the Arrangement and who, for purposes of the Tax Act and at all relevant times, (a) deals at arm's length with and is not affiliated with the Company or Whitehorse, and (b) holds all Common Shares, and will hold all Class A Shares, New Common Shares, and Whitehorse Shares held or acquired under the Arrangement, as capital property (each, a "Holder"). A Common Share, Class A Share, New Common Share, or Whitehorse Share, as applicable, will generally be considered to be capital property to a holder thereof for purposes of the Tax Act provided that the holder does not use or hold such share in the course of carrying on a business of trading or dealing in securities and has not acquired such share in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (a) that is a "financial institution" for purposes of the mark-to-market rules; (b) that is a "specified financial institution"; (c) that is a partnership; (d) an interest in which is a "tax shelter" or a "tax shelter investment"; (e) that has elected to determine its Canadian tax results in a foreign currency pursuant to the functional currency reporting rules; (f) that has entered or will enter into, in respect of the Common Shares, the Class A Shares, the New Common Shares, or the Whitehorse Shares, as the case may be, a "synthetic disposition arrangement" or a "derivative forward agreement"; (g) that will receive dividends on the Common Shares, the New Common Shares, or the Whitehorse Shares, as the case may be, under or as part of a "dividend rental arrangement", (h) that is a "foreign affiliate" of a taxpayer resident in Canada, or (i) that is a corporation resident in Canada and is, or becomes, or does not deal at arm's length with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the New Common Shares, controlled by a non-resident corporation for purposes of the "foreign affiliate dumping" rules, each within the meaning of the Tax Act. Any such Holders should consult their own tax advisors to determine the particular Canadian federal income tax consequences to them of the Arrangement.

This summary does not address tax considerations applicable to holders of Options or RSUs and may not address all considerations applicable to Holders that acquired Common Shares pursuant to the exercise of a Option or settlement of an RSU. Any such holders should consult their own tax advisors to determine the particular Canadian federal income tax consequences to them of the Arrangement.

This summary is based on the facts set out in this Circular, the assumptions set out herein, the current provisions of the Tax Act and the regulations thereto in force as at the date of this Circular, and the Company's understanding of the current administrative and assessing practices and policies of the CRA published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all Proposed Amendments will be enacted in the form proposed; however, no assurance can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may be different from those discussed herein.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income or other tax considerations applicable to the Arrangement. The income and other tax consequences of acquiring, holding or disposing of securities will vary depending on a Holder's particular status and circumstances, including the country, province or territory in which the Holder resides or carries on business. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. No representations are made with respect to the income or other tax consequences to any particular Holder. No advance income tax ruling has been obtained from the CRA to confirm the tax consequences of the Arrangement. Shareholders should consult their own tax advisors for advice with respect to the income and other tax consequences of the Arrangement in their particular circumstances, including the application and effect of the income and other tax laws of any applicable country, province, state or local tax authority.

This summary does not discuss any non-Canadian income or other tax consequences of the Arrangement. Holders resident or subject to taxation in a jurisdiction other than Canada should be aware that the Arrangement may have tax consequences both in Canada and in such other jurisdiction. Such consequences are not described herein. Holders should consult with their own tax advisors with respect to their particular circumstances and the tax considerations applicable to them.

Holders Resident in Canada

The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and any applicable tax treaty or convention, and at all relevant times, is or is deemed to be a resident of Canada and is not exempt from tax under Part I of the Tax Act (a "Resident Holder").

Amendment of Articles of the Company and Re-designation of Common Shares as Class A Shares

Consistent with the published administrative position of the CRA, the amendments, pursuant to the Arrangement, to the authorized share structure, Notice of Articles and Articles of the Company to re-name and re-designate the Common Shares as Class A Shares and to create special rights and restrictions attached thereto to provide the holders thereof with two votes in respect of each Class A Share should not, in and of itself, result in Holders being deemed to have disposed of their Common Shares or otherwise constitute a taxable event for the purposes of the Tax Act. As such, the adjusted cost base, within the meaning of the Tax Act, to a Resident Holder of their Common Shares immediately prior to such amendments will continue to be the adjusted cost base of their Class A Shares immediately after such amendments.

Exchange of Class A Shares for New Common Shares and Spin-Out Shares

Pursuant to the Arrangement, the authorized share structure, Notice of Articles, and Articles of the Company will be amended to create and authorize the issuance of the New Common Shares and each outstanding Class A Share will be transferred to the Company in consideration for the issuance by the Company of one New Common Share and the pro rata distribution of Spin-Out Shares. Consistent with the published administrative position of the CRA, such transactions should be considered to occur "in the course of a reorganization of capital" of the Company, within the meaning of section 86 of the Tax Act. Accordingly, a Resident Holder whose Class A Shares are exchanged for New Common Shares and Spin-Out Shares under the Arrangement will be considered to have disposed of the Class A Shares for proceeds of disposition equal to the greater of: (a) the Resident Holder's adjusted cost base of the Class A Shares immediately before the effective time of the exchange; and (b) the fair market value, at the effective time of the exchange, of the Spin-Out Shares received by the Resident Holder. Such proceeds of disposition would generally be reduced by the amount of the dividend, if any, referred to in the following paragraph that the Resident Holder is deemed to have received (which is not expected to be the case). Consequently, a Resident Holder will realize a capital gain only if, and to the extent that, the fair market value of the Spin-Out Shares received on the exchange exceeds the adjusted cost base of the Resident Holder's Class A Shares immediately before the effective time of the exchange. See "Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Taxation of Capital Gains and Capital Losses" below for a general description of the taxation of capital gains and losses under the Tax Act.

The Company expects that the aggregate fair market value of the Spin-Out Shares when they are distributed pursuant to the Arrangement will not exceed the aggregate "paid-up capital", as defined in the Tax Act, of the Class A Shares immediately before the share exchange. Accordingly, the Company should not be deemed to have paid, nor should a Resident Holder be deemed to receive, a dividend as a result of the distribution of Spin-Out Shares in exchange for Class A Shares under the Arrangement. If, however, the fair market value of the Spin-Out Shares at the time of their distribution were to exceed the aggregate paid-up capital of the Class A Shares immediately before that time (which is not expected to be the case), the Company would be deemed to have paid a dividend on the Common Shares equal to the amount of the excess and each Resident Holder would be deemed to have received a pro rata portion of the dividend, based on the proportion of Common Shares held. See "Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Dividends on New Common Shares or Whitehorse Shares (Post- Arrangement)" below for a general description of the taxation of dividends under the Tax Act.

The aggregate cost to a Resident Holder of the New Common Shares acquired on the share exchange will be equal to the amount, if any, by which the adjusted cost base of the Resident Holder's Class A Shares, immediately before the exchange, exceeds the fair market value, at the time of the exchange, of the Spin-Out Shares acquired by such Resident Holder on the share exchange. The aggregate cost to a Resident Holder of the Spin-Out Shares acquired on the share exchange will be equal to the fair market value of the Spin-Out Shares at the time of exchange. A Resident Holder who acquires Spin-Out Shares pursuant to the Arrangement and who holds other Whitehorse Shares will generally be subject to the detailed cost averaging rules in the Tax Act in determining the adjusted cost base to the Resident Holder of each Whitehorse Share. Such Resident Holders should consult with their own tax advisors.

Dividends on New Common Shares or Whitehorse Shares (Post-Arrangement)

A Resident Holder who is an individual (other than certain trusts) will be required to include in income any dividends received or deemed to be received on the New Common Shares or the Whitehorse Shares, as the case may be, and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit rules that apply to any dividends designated by the Company or Whitehorse, as the case may be, as "eligible dividends" as defined in the Tax Act. There can be no assurance that any dividend paid by the Company or by Whitehorse, as applicable, will be designated as an "eligible dividend" and neither the Company nor Whitehorse make any commitments in this regard.

Dividends received or deemed to be received by an individual and certain trusts may give rise to a liability for minimum tax under the Tax Act. Resident Holders should consult their own tax advisors with respect to the minimum tax provisions.

A Resident Holder that is a corporation will be required to include in income any dividend received or deemed to be received on its New Common Shares or Whitehorse Shares, as the case may be, and generally will be entitled to deduct an equivalent amount in computing its taxable income, subject to certain limitations in the Tax Act. A Resident Holder that is a "private corporation" or a "subject corporation" (each as defined in the Tax Act) may also be liable under Part IV of the Tax Act to pay a special tax (refundable in certain circumstances) on any dividend that it receives or is deemed to receive on its New Common Shares or Whitehorse Shares, as the case may be, to the extent that the dividend is deductible in computing the corporation's taxable income. A Resident Holder that is, throughout the year, a "Canadian-controlled private corporation", as defined in the Tax Act, may be subject to an additional refundable tax on its "aggregate investment income" which is defined to include dividends that are not deductible in computing taxable income. Subsection 55(2) of the Tax Act provides that, where certain corporate holders of shares receive a dividend or deemed dividend in specified circumstances, all or part of such dividend may be treated as a capital gain from the disposition of capital property and not as a dividend. For a description of the tax treatment of capital gains and capital losses, see "Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Taxation of Capital Gains and Capital Losses" below.

Disposition of New Common Shares or Whitehorse Shares (Post-Arrangement)

A Resident Holder that disposes or is deemed to dispose of a New Common Share or a Whitehorse Share, as the case may be, after the Arrangement (other than a disposition to the issuer corporation that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market) will recognize a capital gain (or sustain a capital loss) equal to the amount by which the proceeds of disposition of the New Common Share or the Whitehorse Share, as applicable, exceeds (or is less than) the adjusted cost base to the Resident Holder of such New Common Share or Whitehorse Share, as applicable, determined immediately before the disposition, and any reasonable costs of disposition. For a description of the tax treatment of capital gains and capital losses, see "Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Taxation of Capital Gains and Capital Losses" below.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain realized by a Resident Holder in a taxation year will be included in computing the Resident Holder's income in that taxation year as a taxable capital gain and, generally, one-half of any capital loss realized in a taxation year (an "allowable capital loss") must be deducted from the taxable capital gains realized by the Resident Holder in the same taxation year, in accordance with the rules contained in the Tax Act. Allowable capital losses in excess of taxable capital gains realized by a Resident Holder in a particular taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Holder in such taxation year, subject to and in accordance with the rules contained in the Tax Act.

Capital gains realized by an individual and certain trusts may give rise to a liability for minimum tax under the Tax Act. Resident Holders should consult their own tax advisors with respect to the minimum tax provisions. A Resident Holder that is, throughout the year, a "Canadian-controlled private corporation", as defined in the Tax Act, may be subject to an additional refundable tax on its "aggregate investment income" which is defined to include taxable capital gains.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a New Common Share or Whitehorse Share, as applicable, may be reduced by the amount of dividends received or deemed to be received by it on such share (or on a share for which the share has been substituted) to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, directly or indirectly through a partnership or a trust. Resident Holders to whom these rules may apply should consult their own tax advisors.

Dissenting Resident Holders

A Resident Holder who validly exercises Dissent Rights and who receives a cash payment from the Company equal to the fair value of such Resident Holder's Common Shares (a "Dissenting Resident Holder") will be deemed to receive a taxable dividend equal to the amount, if any, by which the amount received (excluding interest) for the Dissenting Resident Holder's Common Shares exceeds the paid-up capital, within the meaning of the Tax Act, of such Common Shares determined immediately before the Arrangement. The general tax consequences to a Dissenting Resident Holder of being deemed to have received a dividend are described above under the heading "Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Dividends on New Common Shares or Whitehorse Shares (Post- Arrangement)". The Dissenting Resident Holder will also be deemed to have received proceeds of disposition for the Common Shares equal to the amount (excluding interest) received by the Dissenting Resident Holder from the Company less the amount of the deemed dividend referred to above. Consequently, the Dissenting Resident Holder will recognize a capital gain (or sustain a capital loss) to the extent that such proceeds of disposition exceed (or are exceeded by) the adjusted cost base of such Dissenting Resident Holder's Common Shares. The general tax consequences to a Dissenting Resident Holder of realizing a capital gain or capital loss are described above under the heading, "Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Taxation of Capital Gains and Losses".

Any interest awarded to a Dissenting Resident Holder will be included in such Holder's income for the purposes of and in accordance with the Tax Act.

Additional income tax considerations may be relevant to Resident Holders who fail to perfect or withdraw their claims pursuant to the Dissent Rights.

Resident Holders should consult their own tax advisors with respect to the tax consequences to them of exercising Dissent Rights.

Eligibility for Investment

Subject to the provisions of any particular plan, the New Common Shares will, when issued pursuant to the Arrangement, constitute qualified investments under the Tax Act for a trust governed by a registered retirement savings plan ("RRSP"), a registered retirement income fund ("RRIF"), a registered disability savings plan ("RDSP"), a registered education savings plan ("RESP"), a tax-free savings account ("TFSA") or a deferred profit sharing plan (collectively, "Registered Plans"), provided that, at such time, the New Common Shares are listed on a "designated stock exchange", within the meaning of the Tax Act (which currently includes the TSX) or the Company is otherwise a "public corporation" (other than a mortgage investment corporation) for the purposes of the Tax Act. The Company expects that the New Common Shares will be qualified investments as described above at the time such shares are issued pursuant to the Arrangement.

Subject to the provisions of any particular plan, the Spin-Out Shares will constitute qualified investments under the Tax Act for a Registered Plan at a particular time provided that, at such time, the Whitehorse Shares are listed on a "designated stock exchange", within the meaning of the Tax Act (which currently includes the TSX-V) or Whitehorse is otherwise a "public corporation" for the purposes of the Tax Act. The Company and Whitehorse expect that the Spin-Out Shares will be qualified investments as described above at the time such shares are distributed pursuant to the Arrangement, either because the Whitehorse Shares will be considered to be listed on the TSX-V at the time of their distribution pursuant to the Arrangement or because the Whitehorse Shares will become listed on the TSX-V shortly thereafter and Whitehorse will timely make a specific tax election to constitute a public corporation from all times from its incorporation to the time it becomes a public corporation as provided in the Arrangement Agreement.

Notwithstanding the foregoing, if the New Common Shares or the Whitehorse Shares, as applicable, are "prohibited investments", within the meaning of the Tax Act, for a particular RRSP, RRIF, RDSP, RESP, or TFSA, the annuitant, holder or subscriber, as the case may be, of the Registered Plan will be subject to a penalty tax under the Tax Act. The New Common Shares and the Whitehorse Shares will generally not be a "prohibited investment" for these purposes unless the annuitant, holder or subscriber, as the case may be, of the Registered Plan, (a) does not deal at arm's length with the Company or Whitehorse, as applicable, for purposes of the Tax Act, or (b) has a "significant interest", as defined in the Tax Act, in the Company or Whitehorse, as applicable. In addition, the New Common Shares or Whitehorse Shares will generally not be a "prohibited investment" if such shares are "excluded property" for purposes of the prohibited investment rules for a Registered Plan.

Holders, subscribers, or annuitants, as the case may be, of Registered Plans which currently hold Common Shares and will acquire New Common Shares and Spin-Out Shares pursuant to the Arrangement are urged to consult their own tax advisors having regard to their own particular circumstances.

Holders Not Resident in Canada

The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, is not and is not deemed to be a resident of Canada and does not use or hold, and is not deemed to use or hold, Common Shares and will not use or hold, or be deemed to use or hold, Class A Shares, New Common Shares, or Whitehorse Shares in connection with carrying on a business in Canada (a "Non-Resident Holder"). This portion of the summary is not generally applicable to a Non- Resident Holder carrying on an insurance business in Canada and elsewhere; (b) a "financial institution"; or (c) an "authorized foreign bank", each as defined in the Tax Act.

This portion of the summary assumes that, at all relevant times prior to the re-designation of the Common Shares as Class A Shares pursuant to the Arrangement, the Common Shares will be listed on a "designated stock exchange" (which includes the TSX), within the meaning of the Tax Act, and that, at all times following such re-designation and prior to the exchange of the Class A Shares for New Common Shares and Spin-Out Shares pursuant to the Arrangement, the Class A Shares will be listed on a designated stock exchange (which includes the TSX). The Company has requested the TSX to confirm that the New Common Shares will be considered to be listed for trading on the TSX at the time of their issuance pursuant to the Arrangement, and it is assumed for the purposes of this summary, that the New Common Shares will be so listed, although no assurances can be provided in this regard. This portion of the summary also assumes that the Whitehorse Shares will be listed on a designated stock exchange (which includes the TSX-V) when distributed pursuant to the Arrangement. Whitehorse will request the TSX-V to confirm that the Spin-Out Shares will be considered to be listed for trading on the TSX-V at the time of their distribution pursuant to the Arrangement, and it is assumed for the purposes of this summary, that the Whitehorse Shares will be so listed, although no assurances can be provided in this regard. In each case, listing will be subject to the Company or Whitehorse, as the case may be, fulfilling all the applicable listing requirements of the TSX or TSX-V, as the case may be.

Status of Common Shares, Class A Shares, New Common Shares or Whitehorse Shares as "Taxable Canadian Property"

Generally, a Common Share, Class A Share, New Common Share, or Whitehorse Share, as the case may be, of a particular Non-Resident Holder will not be "taxable Canadian property" (within the meaning of the Tax Act) of a Non- Resident Holder at any time at which such share is listed on a "designated stock exchange" within the meaning of the Tax Act (which includes the TSX and the TSX-V), unless at any time during the 60-month period that ends at that time: (A) one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder does not deal at arm's length for purposes of the Tax Act, and (iii) partnerships in which the Non-Resident Holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of the Company or Whitehorse, as applicable, and (B) more than 50% of the fair market value of the Common Shares, Class A Shares, New Common Shares, or the Whitehorse Shares, as the case may be, was derived (directly or indirectly) from one or any combination of: (i) real or immovable properties situated in Canada, (ii) "Canadian resource properties", (iii) "timber resource properties", and (iv) options in respect of, or interests in, or for civil law rights in, any of the foregoing property whether or not the property exists, all as defined for the purposes of the Tax Act.

Based on the current assets of Whitehorse, it is expected that the Whitehorse Shares will constitute taxable Canadian property to a Non-Resident Holder during the period, if any, between the time the Spin-Out Shares are distributed to the Non-Resident Holder pursuant to the Arrangement and the time that the Whitehorse Shares are listed on the TSX-V.

Common Shares, Class A Shares, New Common Shares and/or Whitehorse Shares may also be deemed to be "taxable Canadian property" in certain circumstances as set out in the Tax Act.

In the event that a Common Share, Class A Share, New Common Share, or Whitehorse Share is "taxable Canadian property", within the meaning of the Tax Act, to a Non-Resident Holder at the time of the disposition of such share, including pursuant to the Arrangement, such Non-Resident Holder should consult its own tax advisor as to the Canadian federal income tax consequences of the disposition, including any Canadian compliance obligations.

Amendment of Articles of the Company and Re-designation of Common Shares as Class A Shares

Consistent with the published administrative position of the CRA, the amendments, pursuant to the Arrangement, to the authorized share structure, Notice of Articles and Articles of the Company to re-name and re-designate the Common Shares as Class A Shares and to create special rights and restrictions attached thereto to provide the holders thereof with two votes in respect of each Class A Share should not, in and of itself, result in Holders being deemed to have disposed of their Common Shares or otherwise constitute a taxable event for the purposes of the Tax Act. The adjusted cost base to a Non-Resident Holder of their Common Shares immediately prior to such amendments should continue to be the adjusted cost base of their Class A Shares immediately after such amendments.

Exchange of Class A Shares for New Common Shares and Spin-Out Shares

A Non-Resident Holder whose Class A Shares are exchanged for New Common Shares and Spin-Out Shares under the Arrangement will not be subject to tax under the Tax Act on any capital gain realized on such exchange unless the Class A Shares are "taxable Canadian property" to the Non-Resident Holder at the effective time of the share exchange and the Class A Shares are not "treaty-protected property", each within the meaning of the Tax Act.

In the event that a Class A Share is taxable Canadian property to a Non-Resident Holder at the effective time of the share exchange, the tax consequences described above under "Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Exchange of Class A Shares for New Common Shares and Whitehorse Shares" will generally apply.

The Company expects that the aggregate fair market value of the Spin-Out Shares when they are distributed pursuant to the Arrangement will not exceed the aggregate "paid-up capital", as defined in the Tax Act, of the Class A Shares immediately before the share exchange. Accordingly, the Company should not be deemed to have paid, nor should a Non-Resident Holder be deemed to receive, a dividend as a result of the distribution of Spin-Out Shares in exchange for Common Shares under the Arrangement. If, however, the fair market value of the Spin-Out Shares at the time of their distribution were to exceed the aggregate paid-up capital of the Common Shares immediately before that time (which is not expected to be the case), the Company would be deemed to have paid a dividend on the Class A Shares equal to the amount of the excess and each Non-Resident Holder would be deemed to have received a pro rata portion of the dividend, based on the proportion of Common Shares held. See "Certain Canadian Federal Income Tax Considerations - Holders Not Resident in Canada - Dividends on New Common Shares or Whitehorse Shares (Post- Arrangement)" below for a general description of the taxation of dividends under the Tax Act, including the Canadian withholding tax implications thereof.

Dividends on New Common Shares or Whitehorse Shares (Post-Arrangement)

Dividends paid or credited, or deemed to be paid or credited, on New Common Shares or Whitehorse Shares, as the case may be, to a Non-Resident Holder will be subject to Canadian withholding tax at a rate of 25% of the gross amount of the dividend, unless the rate is reduced under the provisions of an applicable income tax convention between Canada and the Non-Resident Holder's jurisdiction of residence. The rate of withholding tax under the Canada-U.S. Income Tax Convention (1980) (the "Treaty") applicable to a Non-Resident Holder who is a resident of the United States for the purposes of the Treaty who is the beneficial owner of the dividend, who is entitled to benefits under the Treaty, and who holds less than 10% of the voting stock of the Company or Whitehorse, as the case may be, generally will be 15%. The Company or Whitehorse, as the case may be, will be required to withhold and deduct the required amount of withholding tax from the dividend, and to remit it to the CRA for the account of the Non-Resident Holder. Non-Resident Holders who may be eligible for a reduced rate of withholding tax on dividends pursuant to any applicable income tax convention should consult with their own tax advisors with respect to taking all appropriate steps in this regard.

Disposition of New Common Shares or Whitehorse Shares (Post-Arrangement)

A Non-Resident Holder that disposes or is deemed to dispose of a New Common Share or Whitehorse Share, as the case may be, after the Arrangement will not be subject to tax under the Tax Act on any capital gain realized on such disposition unless the New Common Share or Whitehorse Share, as applicable, constitutes "taxable Canadian property" of the Non-Resident Holder at the time of the disposition and such share is not "treaty-protected property", each within the meaning of the Tax Act.

In the event that a New Common Share or Whitehorse Share is taxable Canadian property to a Non-Resident Holder at the time of the disposition, the tax consequences described above under "Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Disposition of the Company or Whitehorse Shares (Post- Arrangement)" will generally apply. Non-Resident Holders may also be subject to Canadian tax compliance obligations in such a circumstance and should consult with their own tax advisors as to the same.

Dissenting Non-Resident Holders

A Non-Resident Holder who validly exercises Dissent Rights and who receives a cash payment from the Company equal to the fair value of such Non-Resident Holder's Common Shares (a "Dissenting Non-Resident Holder") will be deemed to receive a taxable dividend equal to the amount, if any, by which the amount received (excluding interest) for the Dissenting Non-Resident Holder's Common Shares exceeds the paid-up capital, within the meaning of the Tax Act, of such Common Shares determined immediately before the Arrangement. The general tax consequences to a Dissenting Non-Resident Holder of being deemed to have received a dividend are described above under the heading "Certain Canadian Federal Income Tax Considerations - Holders Not Resident in Canada - Dividends on New Common Shares or Whitehorse Shares (Post-Arrangement)", including the Canadian withholding tax implications thereof. The Dissenting Non-Resident Holder will also be deemed to have received proceeds of disposition for the Common Shares equal to the amount (excluding interest) received by the Dissenting Non-Resident Holder from the Company less the amount of the deemed dividend referred to above. Consequently, the Dissenting Non-Resident Holder will recognize a capital gain (or sustain a capital loss) to the extent that such proceeds of disposition exceed (or are exceeded by) the adjusted cost base of such Dissenting Resident Holder's Common Shares. A Dissenting Non- Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized unless the Common Shares are "taxable Canadian property" to the Non-Resident Holder and are not "treaty-protected property", each within the meaning of the Tax Act. A Dissenting Non-Resident Holder whose Common Shares are taxable Canadian property should consult its own tax advisor as to the Canadian tax consequences of exercising Dissent Rights.

Any interest awarded to a Dissenting Non-Resident Holder in respect of the exercise of Dissent Rights will not be subject to Canadian withholding tax, provided that such interest does not constitute "participating debt interest" within the meaning of the Tax Act.

Additional income tax considerations may be relevant to Non-Resident Holders who fail to perfect or withdraw their claims pursuant to the Dissent Rights.

Non-Resident Holders should consult their own tax advisors with respect to the tax consequences to them of exercising Dissent Rights.

Certain United States Federal Income Tax Considerations

Shareholders who are resident in, or citizens of, the United States are advised to consult their own tax advisors to determine the particular United States tax consequences to them of the Arrangement in light of their particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction. This Circular does not contain a description of the United States tax consequences of the Arrangement or the ownership of New Common Shares, Spin-Out Shares, Replacement Options or adjusted RSUs.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in this Circular, during the most recently completed financial year, no informed person of the Company, nominee for election as a director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. An "informed person" means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as, it has purchased, redeemed or otherwise acquired any of its shares.

Material Transactions - Since July 1, 2019

Related Party Transactions

The following summarizes the Company's relationship with related parties:

	Years ended June 30,
Transactions with related parties	2020	2019
Silvercorp	$787,008	$304,561

Related party transactions are entered into based on normal market conditions at the amounts agreed on by the parties. As at June 30, 2020, the balances with related parties, which are unsecured, non-interest bearing, and due on demand, are as follows:

Due to related parties	June 30, 2020	June 30, 2019
Silvercorp	$84,742	$89,189

Silvercorp has two common directors and one officer with the Company and shares office space and provides various general and administrative services to the Company. During the year ended June 30, 2020, the Company recorded total expenses of $787,008 (year ended June 30, 2019 - $304,561) for services rendered and expenses incurred by Silvercorp on behalf of the Company.

AUDITOR

Deloitte LLP, Chartered Professional Accountants, of Vancouver, British Columbia, are the auditors for the Company and are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of British Columbia.

OTHER BUSINESS

Management knows of no other matters which will come before the Meeting, other than as set forth above and in the Notice of Meeting, but if such should occur, the persons named in the enclosed Form of Proxy intend to vote on them in accordance with their best judgment exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting, or any adjournments thereof.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company's profile under SEDAR at www.sedar.com.

Financial information regarding the Company and its affairs is provided in the Company's comparative financial statements for its financial year ended June 30, 2020 and the MD&A. Shareholders may contact the Company at the address set out on the face page of this Circular to request free copies of the Company's financial statements and MD&A. Alternatively, they can be found under the Company's profile on SEDAR at www.sedar.com and the Company's website at www.newpacificmetals.com.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing has been authorized by the directors of the Company.

Dated at Vancouver, British Columbia, this 27th day of August, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

"Mark Cruise"

Dr. Mark Cruise

Chief Executive Officer and Director

New Pacific Metals Corp.

SCHEDULE "A"

ARRANGEMENT RESOLUTION

NOW THEREFORE BE IT RESOLVED as a special resolution of the shareholders of New Pacific Metals Corp. (the "Company"), that:

1. The arrangement (the "Arrangement") under Section 288 of the Business Corporations Act (British Columbia) (the "BCBCA") involving the Company, its shareholders and Whitehorse Gold Corp. ("Whitehorse"), as more particularly described and set forth in the information circular of the Company dated August 27, 2020 (the "Circular"), accompanying the notice of meeting (as the Arrangement may be, or may have been, modified or amended), is hereby authorized, approved and adopted.

2. The plan of arrangement, as it may be or has been amended (the "Plan of Arrangement"), involving the Company, its shareholders and Whitehorse, and implementing the Arrangement, the full text of which is set out in Exhibit A to Schedule "D" to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

3. The arrangement agreement (the "Arrangement Agreement") between the Company and Whitehorse dated August 25, 2020 and all the transactions contemplated therein, the actions of the directors of the Company in approving the Arrangement and any amendments thereto and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto are hereby confirmed, ratified, authorized and approved.

4. Notwithstanding that these resolutions have been passed (and the Arrangement adopted) or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Company are hereby authorized and empowered, without further notice to, or approval of, any securityholders of the Company:

(a) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5. Any one or more directors or officers of the Company is hereby authorized, for and on behalf and in the name of the Company, to execute and deliver, all such agreements, applications, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a) all actions required to be taken by or on behalf of the Company, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b) the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by the Company;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE "B"

WHITEHORSE FINANCING RESOLUTION

NOW THEREFORE BE IT RESOLVED as an ordinary resolution of the Disinterested Shareholders (within the meaning of the Circular (as defined below)) of New Pacific Metals Corp. (the "Company"), that:

1. The issuance of up to 30,000,000 common shares in the capital of Whitehorse Gold Corp. (the "Whitehorse Shares") on a private placement basis at a price of $0.30 per share (the "Whitehorse Financing"), including the issuance of up to 11,192,333 Whitehorse Shares to insiders of the Company and Whitehorse, under the terms of Subscription Agreements to be entered into between the Company and purchasers under the Whitehorse Financing, as more particularly set out in the information circular of the Company dated August 27, 2020 (the "Circular"), is hereby authorized, approved and adopted.

2. The directors of the Company are hereby authorized to make any changes to the form of Subscription Agreement as may be required by the Toronto Stock Exchange and TSX Venture Exchange.

3. Notwithstanding that these resolutions have been passed, the Whitehorse Financing is conditional upon receipt of final approval by the Toronto Stock Exchange, the directors of the Company are hereby authorized and empowered, without further notice to, or approval of, any securityholders of the Company, to abandon all or any part of these resolutions at any time prior to giving effect thereto.

4. Any one or more directors or officers of the Company is hereby authorized, for and on behalf and in the name of the Company, to execute and deliver, all such agreements, applications, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions and the Whitehorse Financing, including:

(a) all actions required to be taken by or on behalf of the Company, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b) the signing of the certificates, consents and other documents or declarations required in connection with the Whitehorse Financing or otherwise to be entered into by the Company;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE "C"

FAIRNESS OPINION

(attached)

New Pacific Metals Corp.

Fairness Opinion on the Arrangement involving Whitehorse Gold Corp. and the Concurrent Private Placement Financing of Whitehorse Gold Corp.

Prepared by: Stephen W. Semeniuk, CFA

Effective Date: August 24, 2020

Table of Contents

Table of Contents	2
Summary and Conclusions	3
Introduction	5
Description of Whitehorse Gold Corp	6
Description of the Tagish Lake Gold Project	7
NI 43-101 Technical Reports Submitted by NUAG	10
Valuing In Situ Mineral Resources	11
Summary Table - Reference Comparables	14
Credentials of the Writer	14
Proposed Whitehorse Private Placement	15
Considerations as to Fairness	15
Opinion on the Pricing of the Whitehorse Private Placement	16
Conclusion as to Fairness	19
Statement of Qualifications	20

Summary and Conclusions

The writer was engaged to provide the fairness opinion on the proposed statutory plan of arrangement (‘Arrangement) under the British Columbia Business Corporations Act (‘BCBCA’) by which New Pacific Metals Corp. (‘NUAG’) and Whitehorse Gold Corp. (‘Whitehorse’) will proceed with a series of transactions whereby NUAG will distribute all of the Whitehorse common shares (‘Whitehorse Shares’) held by NUAG (such Whitehorse Shares, being the 'Spin-Out Shares’) to the holders of NUAG common shares (‘NUAG Shareholders’) such that holders of NUAG common shares other than any NUAG dissenting shareholders will become holders of the Spin-Out Shares and Whitehorse will cease to be a subsidiary of NUAG. The valuator considers the distribution of the Spin-Out Shares to NUAG Shareholders to be the first element of the Arrangement.

The second element of the Arrangement, which is a condition to the completion of the Arrangement, is a private placement of up to 30,000,000 Whitehorse Shares (the ‘Whitehorse Private Placement’) including the issuance of up to 11,192,333 Whitehorse Shares to certain insiders of NUAG, at a price of $0.30 per Whitehorse Share, for gross proceeds of up to $9 million, such that following the Arrangement and completion of the Whitehorse Private Placement for 30,000,000 Whitehorse Shares, there is expected to be 50,000,001 Whitehorse Shares outstanding. Whitehorse, as a junior mining exploration company with no immediate prospect of generating revenues will require working capital to become a going concern, to hire professional staff, to evaluate, plan and support the exploration and development of the Tagish Lake Gold Project. To this end, NUAG agreed to provide a start up loan to Whitehorse to be repaid through part of the proceeds of the Whitehorse Private Placement as a condition to closing of the Arrangement.

The purpose of the Arrangement and the related transactions is to reorganize NUAG into two separate publicly-traded companies: (a) NUAG, which will be an exploration and development company focused on NUAG’s assets in Bolivia and (b) Whitehorse, which will be an exploration and development company focused on the Tagish Lake Gold Project consisting of the gold resources located on the claims in the Mt. Skukum area near Whitehorse, Yukon. The Arrangement will result in, among other things, participating NUAG Shareholders holding, immediately following completion of the Arrangement, all of the issued and outstanding common shares of NUAG following the Arrangement and a pro rata number of Spin-Out Shares.

Based on the information provided to the valuator, his observations and analyses as well as other relevant factors applicable to the companies, it is the valuator’s considered opinion that the Arrangement and the Whitehorse Private Placement, when taken as a whole (and when each is considered individually) is fair, from a financial point of view, to the NUAG securityholders (including NUAG Shareholders).

This opinion is given for the sole and exclusive use of the Board of Directors of NUAG and NUAG Shareholders. The writer reserves the right to amend or withdraw the conclusions reached in this Fairness Opinion, if a material change occurs in any of the facts, representations and reports which have been relied upon in preparing this report, or if information provided to the writer and upon which he has relied, is inaccurate in any material respect. This report should not be construed as a recommendation to buy or sell any of the securities mentioned herein and no representations or warranties of any kind are intended, neither nor implied.

August 24, 2020

Board of Directors	Board of Directors
New Pacific Minerals Corp.	Whitehorse Gold Corp.
Suite 1750 - 1066 West Hastings Street	Suite 1750 – 1066 West Hastings Street
Vancouver, BC V6E 3X1	Vancouver, BC V6E 3X1

Gentlemen,

You have engaged the writer to provide the fairness opinion on the proposed statutory plan of arrangement (‘Arrangement') under the British Columbia Business Corporations Act (‘BCBCA’) by which New Pacific Metals Corp. (‘NUAG’) and Whitehorse Gold Corp. (‘Whitehorse’) will proceed with a series of transactions whereby NUAG will distribute all of the Whitehorse common shares (‘Whitehorse Shares') held by NUAG (such Whitehorse Shares, being the 'Spin-Out Shares') to the holders ('NUAG Shareholders') of NUAG common shares ('NUAG Shares') such that NUAG Shareholders, other than dissenting NUAG Shareholders, will become holders of the Spin-Out Shares and Whitehorse will cease to be a subsidiary of NUAG. The valuator considers the distribution of the Spin-Out Shares to NUAG Shareholders to be the first element of the Arrangement.

To effect the proposed Arrangement, the NUAG Shares will be re-named and re-designated as NUAG Class A shares to facilitate the distribution of Spin-Out Shares to NUAG Shareholders at which point NUAG will cease to be a holder of the Spin-Out Shares and the capital account of NUAG will be reduced by the fair market value of the Whitehorse Spin-Out Shares. Current NUAG Shareholders will be asked to exchange their existing NUAG Shares for new NUAG Shares on a share for share basis and a pro rata portion of the Spin-Out Shares held by NUAG (approximately 0.13 Spin-Out Shares per NUAG Share as at the date hereof).

Similarly, dissenting NUAG Shareholders will not become holders of any Spin-Out Shares and will be paid the fair market value (‘FMV’) attributed to the NUAG shares such dissenting NUAG Shareholders hold immediately prior to the effective date of the distribution.

Holders of NUAG options will receive, for NUAG options held immediately prior to the effective time of the Arrangement, replacement NUAG options to acquire replacement NUAG Shares. The exercise price of the replacement NUAG option will be adjusted using a weighted average trading price formula that is acceptable to the Toronto Stock Exchange and which ensures that the economic value of a NUAG option is not enhanced. Holders of NUAG RSUs will be credited with, for NUAG RSUs held immediately prior to the effective time of the Arrangement, additional NUAG RSUs to reflect the reduction in FMV of replacement NUAG Shares and NUAG RSUs following the effective date of the Arrangement will be referable in value to the replacement NUAG Shares. All other terms and conditions of the replacement NUAG options and adjusted NUAG RSUs will be identical to the NUAG options and non-adjusted NUAG RSUs, respectively.

The second element of the Arrangement, which is a condition to the completion of the Arrangement, is a private placement of up to 30,000,000 Whitehorse Shares (the 'Whitehorse Private Placement'), including the issuance of up to 11,192,333 to certain insiders of NUAG, at a price of $0.30 per Whitehorse Share, for gross proceeds of up to $9 million, such that following the Arrangement and completion of the Whitehorse Private Placement for 30,000,000 Whitehorse Shares, there is expected to be 50,000,001 Whitehorse Shares outstanding. Whitehorse, as a junior mining exploration with no immediate prospect of generating revenues will require working capital to become a going concern, to hire professional staff, to evaluate, plan and support the exploration and development of the Tagish Lake Gold Project (the 'TLG Project). To this end, NUAG agreed to provide a start up loan to Whitehorse to be repaid through part of the proceeds of the Whitehorse Private Placement as a condition to closing of the Arrangement. The Whitehorse Placement will be subject to disinterested NUAG Shareholder approval. The details of the Whitehorse Private Placement, as now foreseen, are described in a separate section.

Description of Whitehorse Gold Corp.

Whitehorse was incorporated under the BCBCA on November 27, 2019 and is a 100% owned subsidiary of NUAG.

On February 12, 2020, Whitehorse entered into a share exchange agreement with NUAG, pursuant to which NUAG transferred to Whitehorse all of the issued and outstanding shares (the 'Tagish Shares') of Tagish Lake Gold Corp. ('TLGC') in exchange for (1) an aggregate of 20,000,001 Whitehorse Shares; and (2) a promise to pay the sum of CAD$3,000,000 plus interest to New Pacific on demand ('Share Exchange Debt'). Subsequent to June 30, 2020, NUAG announced its intention to spin-out Whitehorse and the TLG Project by way of directly or indirectly distributing the Spin-Out Shares to NUAG Shareholders on a pro rata basis by way of a plan of arrangement under the BCBCA.

When NUAG acquired its initial interest in the TLG Project in early 2010, the price of gold had been trading in a range of $1,100/oz to $1,200/oz. The price of gold reached a high of US$1,896/oz in 2011 and then traded back to within a range of $1,600/oz to $1,800/oz before breaking below $1,500/oz in 2013. Since NUAG’s acquisition of TLGC in December 2010, one exploration season has been completed on the TLG Project (work commenced on May 18, 2011 and ended on October 9, 2011). The TLG Project was placed on care and maintenance status from the end of exploration work until November 2014 at which time the camp was sealed and unmanned. Summer flooding in June 2014 closed the public road access to the TLG Project and the asset was written down to nil value.

Description of the Tagish Lake Gold Project

TLG Project is located 80 kilometres by road south of Whitehorse, Yukon, Canada. By helicopter the TLG Project is situated approximately 55 kilometres from the Whitehorse Airport. The land package is comprised of 1,510 mineral claims covering approximately 254 square kilometres. None of the claims are subject to any royalties, back-in rights or other encumbrances. Within the property, three geographically distinct zones of mineralization have been identified: the Skukum Creek, Goddell, and Mt. Skukum deposits. The latter deposit was briefly mined between February 1986 and August 1988 by Total Erikson with recovery of 77,790 troy ounces of gold.

The TLG Project was acquired by NUAG through the 2010 acquisition of all outstanding shares of TLGC. Since the acquisition of the TLG Project in December 2010, NUAG was only able to complete one exploration season that commenced on May 18, 2011 and ended on October 9, 2011. Between the end of exploration work and November 2014, the property was placed on care and maintenance. The property's previous infrastructure included an all-weather access road, extensive underground workings and roads to each project site, a 300 tonne per day mill, a tailings reclamation site, service buildings and an all-weather 50-person camp that has been sealed and unmanned since November 2014. All major onsite equipment items were removed and sold. Permafrost is prevalent in the area thereby restricting any unauthorized access to any residual underground infrastructure.

As at June 30, 2020, the carrying amount of the TLG Project was re-measured to its recoverable amount, being its fair value less costs of disposal (‘FVLCD’), based on in situ multiples. As a result, Whitehorse recognized an impairment reversal of $11,714,944 for the period from incorporation on November 27, 2019 to June 30, 2020. The continuity schedule of mineral property interest is summarized as follows:

Cost	TLG Project
Balance, November 27, 2019	$-
Capitalized exploration expenditures
Acquisition of TLG Project	104,205
Permitting	851
Impairment Reversal	11,714,944
Balance, June 30, 2020	$11,820,000

Over the years, numerous companies were involved in conducting exploration on the Mt. Skukum properties. But the past expenditures of the predecessor explorers bear little significance to today’s value of the subject properties. Based on information contained in the NI 43 101 technical reports a significant amount of exploration work has been conducted on the TLG Project. Historical exploration included surface surveys, trenching, geochemical and geo physical surveys, trenching and surface and underground drilling. The technical reports summarize surface and underground drilling for a combined total of 121,000 metres in more than 910 holes. It is reported that more than 910 holes and 7,630 metres of underground drifting and crosscuts were developed.

NUAG undertook an exploration program in 2011 that included digital data compilation, supplemental sampling of historical drill holes and conducting 12,488 metres of drilling in 51 holes from surface as well as underground.

During the year ended June 30, 2014, NUAG decided to cease operations at the TLG Project and realized impairment charges in the total amount of $39,966,831 taken in fiscal year 2014 against the carrying amounts of the project’s mineral interests and plant and equipment. These charges were followed by a charge of $175,901 for expenses incurred in the 2015 fiscal year.

Three geographically distinct target zones have been identified on the property. Prior mining operations were conducted on the Mt. Skukum Zone and exploration drifts have been driven on the Skukum Creek Zone and Goddell Zone. Some of the past exploration activities on the various zones are described to indicate that other parties likely would have recognized impairment charges associated with their activities on the TLG Project.

Agip Canada Ltd. (‘Agip’) conducted exploration in the Mt. Skukum (map area #1 – see appendix to this report) in 1980 and in 1984 entered into a joint venture agreement with a predecessor of Total Energold to develop a mine and 270 tpd mill. Mining was conducted between February 1986 and August 1988 recovering 77,790 oz of gold. Subsequently, in 1991 the Mt. Skukum claims and mill were acquired by Wheaton River Minerals Ltd. (‘Wheaton’). In September 1994, Wheaton’s 820 claims, augmented to include the Skukum Creek claims discussed below, and the Mt. Skukum mill were sold to Omni Resources Inc. (‘Omni’). Omni amalgamated with Trumpeter Yukon Gold Inc. (‘Trumpeter’) in November 2000 to form TLGC.

The Skukum Creek area, map area #2, was originally staked in 1922 to cover anomalous gold and antimony indications. Exploration was conducted by a series of companies including the rehabilitation of the adit where a grab sample returned 13.03 g/t Au and 82.29 g/t Ag. In 1984 the Skukum Creek claims were purchased by Omni through an agreement with the prospector who had originally staked the claims for another party which were then transferred to Skukum Gold Inc. (‘SGI’) and finally to Omni via purchase from Wheaton. Omni conducted extensive exploration on Skukum Creek area, including diamond drilling as well as reverse circulation drilling that outlined 10 anomalous gold zones.

In 1988, SGI and Omni entered a joint venture to bring the Skukum Creek into production. Underground work conducted in 1988 included 1,571 metres of tunneling to provide for drifting and sampling at the 1300 and 1350 levels along the Rainbow and Kuhn veins. Underground drilling into the Kuhn, Rainbow and Sterling zones amounted to 13 holes with a combined length of 1,416 metres. Surface drilling consisted of 24 holes over a combined length of 5,165 metres that tested the Sterling zone as well as the two prior-mentioned zones. For zones referenced above see maps included in the Appendix.

In June 1991, the Skukum Creek property reverted to Omni as SGI failed to meet the conditions of the joint venture agreement between the parties. In August 1991, Wheaton purchased the assets of SGI that included the nearby the Mt. Skukum property and mill and entered into an agreement with Omni to bring the Skukum Creek property into production. Wheaton backed out of the agreement in 1994 and the Skukum Creek project and the Skukum mine and mill were transferred to Omni.

Through a joint venture agreement, Omni acquired a 60% initial interest in the Goddell property (map area #3) from Arkona Resources Inc. (‘Arkona’) in 1995. A 10% royalty interest held by Taurus Ventures Ltd. was later acquired by Omni. Also in 1996, Omni granted an option to Trumpeter to acquire a 50% interest in the Mt. Skukum properties. Trumpeter fulfilled its obligations under the agreement in 1997.

The ownership position in the Skukum claim group had increased as TLGC acquired the remaining 30% interest in the Goddell property from a successor company to Arkona. This move combined the three Skukum area gold deposits into a single 100% owned land package and expanding the size of the TLG Project areas beyond the Mt. Skukum mine and Skukum Creek project areas to include the Goddell interests.

NUAG completed the acquisition of all outstanding shares of TLGC in December 2010 through a plan of arrangement. The acquisition was made by offer of either $0.10 in cash, or 0.137 of a NUAG share or a combination of 50% in cash and 50% in NUAG shares. The purchase consideration was booked as $20,392,409. Of this amount $1,476,286 represented cash, and $17,018,303 was assigned as the value of 15,613,122 NUAG shares that were issued and the balance represented other transaction costs and balance sheet items.

NI 43 101 Reports Submitted by NUAG

On September 14, 2012, NUAG filed an updated National Instrument 43‐101 (‘NI 43‐101’) report for the Skukum Creek, Goddell, and Mt. Skukum projects. On August 14, 2013, a revised version of the 2012 NI 43‐101 report was filed.

Further to the original NI 43-101 technical report filed on September 14, 2012, NUAG filed an amended and restated 43-101 technical report with an effective date of July 16, 2013, in response to concerns as set out by the BC Securities Commission to the September 14, 2012 report. NUAG undertook drilling in 2011 that is referenced in the July 2013 43-101 report although not segregated in a separate section of that report. The work was performed by four drilling contractors. The program consisted of 51 drill holes over a combined total of 12,487.77 metres of which number 2,266.25 metres represents abandoned core. Significantly, as stated in the Summary section of the restated and amended report ‘none of the changes made in this revision to the September 14, 2012 filing materially affect the GeoSim Services, Inc.’s opinions, conclusion and recommendations, and the effective date of remains July 16, 2012’. The resource estimates that appear in the 2012 and 2013 43-101 reports are identical and pertain to the three project target zones within the SLP area. The resources in the Skukum Creek Zone are identified as separate areas that can be located on the map in the appendix, these being indicated as Rainbow Zone, Kuhn Zone, Berg Zone and Rainbow 2 Zone.

The NI 43-101 technical reports presented the mineral resource estimates for the three project targets. A cut-off grade of 3.0 g/t gold equivalent was used as being consistent with the cut-off grade for other mineral deposits of similar characteristics of scale and location. The gold and silver prices used for the resource estimates of July 16, 2012 were US$1,300 oz Au and US$26.00 oz Ag.

Sustaining revenue levels for mining operations must consider the cyclicality of Au and Ag prices whereas market spot prices, at times, are can be influenced by emotional factors such as fear and greed. Based on average July prices to the 30th, the combined gross value of contained Au and Ag in the three project target areas has increased by approximately 30% from the sustaining revenue prices referenced in the 2012 technical reports. The historical resources outlined in the TLG Project, by the writer’s calculations amount to 582,458 AuEq oz or 601,353 AuEq oz depending on what silver to gold ratio is used. The 90:1 Au to Ag ratio is based on the average of the beginning day and ending day closing prices for June 30th and July 30th, actually calculated as being 89.3 : 1. The following table summarizes the total TLG Project resources by zone and categories and provides conversions to AuEq oz. For some valuation calculations that will follow, the contained gold equivalent ounces were rounded to 600,000 AuEq.

	tonnes	Au g/t	Ag g/t	oz AU	oz Ag
Indicated
Skukum Creek	1,086,800	5.54	159.0	193,700	5,547,600
Goddell Gully	329,700	8.13		86,210
Inferred
Lake Zone	90,500	9.25	13.0	26,900	37,800
Skukum Creek	586,000	4.74	105.0	89,200	1,972,700
Goddell Creek	483,900	7.13		110,867
Total tonnes	2,576,900
Total oz				506,877	7,558,100
Equivalent oz Au with Ag @100:1 ratio				582,458
Equivalent oz Au with Ag @ 90:1 ratio				590,856
Equivalent oz Au with Ag @ 80:1 ratio				601,353

NUAG considers the 3.0 g/t cutoff grade does not demonstrate economic viability although the current prices for Au and Ag have increased significantly to approximately US$1,960 oz Au and US$24 oz Ag. The combined gross values of the contained metals in the three project targets have increased by approximately 30% using average July prices to the 30th, but the gain is offset by the 25% decline in Canadian currency since 2012 meaning that equipment and other input costs and supplies will offset gains from higher values for Au and Ag. However, the total amount of the TLG resources, in all categories, is relatively small compared to many recent gold and silver resources transactions than contain millions of ounces of gold equivalent resources. The following table summarizes the TLG Project resources by zone.

Valuing In Situ Metal Resources

Under CIMVal Standards and Guidelines, the two valuation approaches for valuing exploration projects are market and cost. The writer considers the cost method to be problematic. Costs may be relevant if incurred over a relatively short span of time, but if exploration activities were conducted by numerous parties over longer periods of time, inflation and changes in technology may challenge the relative significance of such expenditures a process that the writer describes as an attrition of value. Consequently, the past expenditures of predecessor explorers may bear little significance to today’s value of the subject properties.

The valuator considers the Parrish and Mullen article in Mining Magazine, June 1998, represents a landmark article in valuing mineral projects. The authors reviewed approximately 35 mineral property acquisitions largely involving gold and copper projects. The authors found that the price of copper projects ranged upwards from 1% of in situ resources and gold projects from 2% and upwards depending on the advancement of the projects. Prices of other base metals projects tended to be priced at a lower limit of 0.5% likely due to their smaller scale. These observations provided a system for comparing or establishing prices for mineral resources projects within the context of current market conditions or those existing when such transactions occurred.

The pricing differentiation of different metal resources is due to many factors. Financing costs for gold projects are lower through the use of low-interest, gold loans thereby making gold projects worth more on the basis of present value calculations not to mention gold’s inherent reserve value, portability and liquidity relative to most other metals. Gold and copper projects are usually larger than other base metals projects with up to 80% to 90% of recoverable contained metal.

The pricing of metal and mineral reserves and resources relative to the current market pricing of the underlying metal or mineral commodities facilitates pricing comparisons. Prices for many metal commodities are subject to cyclical influences and prices can vary widely. The transaction values of the corresponding deposits of such metal and mineral reserves and resources will tend to reflect the market pricing of the underlying commodities. In such cases the appropriate measure of resources value should relate to the underlying in situ value of the resources because often the payment in such transactions may consist entirely or in part with shares, which will likely reflect cyclical influences and fluctuate in value.

In short, the stock prices of a companies producing copper and/or precious metals will tend to move in the direction of the price changes of the respective metals. However, as will be pointed out in the discussion of some market comparable transactions, there may be a distinction, if the payment in shares for properties or projects is made by a seasoned market participant or by a newly listed junior company. Conversely, political factors or potential environmental problems or regulatory permitting problems are factors that could tend to suppress the value of in the ground mineral resources.

In recent months there has been a flurry of acquisition activity involving companies holding gold and/or silver-oriented projects. However, actual mine producers of gold and silver as well as junior explorer gold companies in the process of outlining larger deposits with higher grades of undeveloped resources are not suitable comparables for valuing the TLG Project with its resources in all categories approaching 600,000 gold equivalent ounces. For contrast, Shandong Gold’s currently outstanding offer to purchase Cardinal Resources Ltd. (‘Cardinal’) at a revised offer of A$0.70 per share that Cardinal’s directors have recommended acceptance and which they estimate values Cardinal as being A$395 million (i.e. US$280 million) targets the Namdini project in Ghana, West Africa. The project is at the feasibility stage and proven and probable reserves are stated as 5.1 million ounces and represent approximately 70% of the global resources of 7.0 million ounces as previously outlined in the measured, indicated and inferred categories. However, as the spot price of gold has now surpassed US$2,050 per ounce Shandong’s revised offer of A$0.70 per Cardinal share represents US$40 per ounce or 2.1% of contained gold resources based on the price of gold at the time of offer. This calculation makes no provision for positive exploration results reported for Cardinal’s Ndongo project located 15 kilometres from the Namdini project.

The historic resources at the TLG Project in all categories (measured, indicated and inferred) at approximately 600,000 ounces of gold equivalent ounces represent less than 10% of the 7.0 million oz Au resources outlined at Cardinal’s Namdini project. The Narndini project and the TLG Project, represent extremes in size, geology (i.e. surface versus narrow veins) and geography (climate, energy consumption) and potential timing to production. Consequently, in searching for market comparable transactions, an important consideration is that larger projects provide economies of scale and can command pricing premia. Conversely, it is logical to expect that projects with lesser amounts of resources may be priced at lower values for units acquired.

Some recent acquisitions of Au-oriented companies have involved operating mines as well as undeveloped resources but are not considered suitable comparables for valuing the TLG Project. Higher prices for actual producers of Au and Ag impact the value of such companies as commodity prices rise because there is an immediate effect on operating margins. The values of undeveloped resources may not appreciate quickly due to the various risks and time involved in getting such deposits into production. The historic resources outlined at the TLG Project amount to approximately 600,000 au eq oz whereas at least two of the eight smaller acquisitions involved resources in the range of 3,000,000 to 5,000,000 Au eq oz. The following table shows the eight reference transactions selected to establish a range of value for TLG Project.

Summary Table – Reference Comparables
Parties or Assets Transacted	Adjusted Value	% of	In Situ Value
Month/Year
Silvercorp/JDS Silver	$15.1 mm	0.71%	Mar/2013
Hecla/Revett	$27.9 mm	0.30%	Mar/2015
First Mining/Clifton Star	$7.6 mm	1.32%	Feb/2016
Endeavour/Oro Silver	$10.5 mm	3.15%	May/2016
Hecla/Mines Management	$36.8 mm	0.50%	May/2016
Bluestone/Goldcorp	$33.0 mm	2.95%	Jan/2017
Integra/Delamar & Florida Mtn.	$52.4 mm	1.07%	Sept/2017
Titan Minerals/Core Gold	$70.0 mm	0.93%	June/2019

The valuer arrived at a range of value for the TLG Project as being within a range of 0.8% to 1.0% of the value of approximately 600,000 in situ gold equivalent ounces contained in all resource categories. In dollar terms the value is within a range of US$9.12 million to US$11.40 million or approximately $12.16 million to $15.20 million, if held within a publicly listed company. If such assets were to be held in a non listed entity, a significant illiquidity discount would be expected to apply. The effective date of the valuation when submitted is July 30, 2020.

Credentials of the Writer

The Valuator, is an experienced independent financial consultant that has been providing securities valuation services, fairness opinions and financial consulting and research services to lawyers, governments, investment dealers and industry participants since 1991. The Independent Valuator holds a M.B.A. degree from Michigan State University and is a CFA charter holder.

The Independent Valuator has held securities research positions with Odlum Brown Ltd. and Brink Hudson and Lefever Ltd. and was previously Vice President, Research, with LOM Western Securities Ltd. and as a condition of employment was required to pass the Partners, Directors and Officers examination administered by the Canadian Securities Institute and was subsequently registered by the British Columbia Securities Commission under the category: Trading Partner, Director, Officer. The Independent Valuator also served as Research and Financial Analyst with the Vancouver Stock Exchange & Securities Commission (i.e. Matkin Commission) in 1993.

The Valuator has confirmed that he has no past, present or intended interest in the Common Shares, the Whitehorse Shares, the Company, Whitehorse, or their respective associates and affiliates, and has no prior association with the Company or Whitehorse except that between 2006 and 2013, the Independent Valuator provided opinions to the Company regarding the acquisition of Yangtze Mining Ltd. and its subsequent sale to Silvercorp, and the Company’s acquisition of Fortress Mining Inc. The Independent Valuator also provided an opinion to Silvercorp on the values of certain restricted securities.

Proposed Whitehorse Private Placement

The initial capitalization of Whitehorse consists of 20,000,001 shares. Based on the valuator’s estimate of the value of the TLG Project, NUAG has calculated the Net Asset Value (‘NAV’) of Whitehorse as $0.432 per share. The supporting calculations are shown below.

TLG Project	$12.16 million
Working Capital	$0.40 million
New Pacific-Whitehorse Debt	$(3.61) million
Expenses Related to Arrangement and Whitehorse Private	$(0.31) million
Placement
Whitehorse NAV	$8.64 million
Whitehorse Shares outstanding(2)	20,000,001
NAV per Whitehorse Share	$0.432

A condition of the Arrangement is the completion of the Whitehorse Private Placement, being a private placement of up to 30,000,000 Whitehorse Shares at a price of $0.30 per Whitehorse Share. The valuator established that the value of the TLG Project was in a range of $12.16 million to $15.20 million. Consultants for NUAG estimated that the potential cost of remediation of the tailings from past mining activities, infrastructure removal and permitting to secure regulator and social approval to advance new exploration and development activities on the part of Whitehorse to be in a range of $1.0 million to $5.0 million. With these facts in mind the NAV of Whitehorse Shares as presented above appears reasonable as the market comparable transactions referred to by the Valuator pertain to public companies listed on organized stock exchanges.

Considerations as to Fairness

In assessing the fairness of the elements of the Arrangement and the Whitehorse Private Placement as set out in the introduction of this report, the valuator analyzed, reviewed and considered numerous factors. Among such are the following:

• the absence of ownership dilution implications inherent in the first element of the Arrangement as the respective ownership positions of NUAG and Whitehorse, except for dissenting NUAG Shareholders, will remain unchanged;

• current NUAG Shareholders, except for dissenting NUAG Shareholders, may be able to dispose of their Whitehorse Shares or acquire additional Whitehorse Shares when the Company attains a listing on the TSXV

• the arrangement will facilitate the financing of the exploration and development activities required to advance the TLG Project as NUAG’s main exploration focus, since 2017, has become the Silver Sand project (‘SSP’) in Bolivia and has been able to raise funds and establish a strategic partnership on that basis;

• the fact that on becoming a separate entity from NUAG, Whitehorse will immediately require to access funding to become a viable operating business entity and to qualify for a listing on an organized stock exchange;

• often such immediate funding requirements can be made available through private placements of shares with investors who are able to forego the illiquidity of their investment as such shares are typically not tradable; and

• the pricing of private placements to fulfil regulatory requirements.

Opinion on the Pricing of the Whitehorse Private Placement

The proposed Whitehorse Private Placement, being a private placement of up to 30,000,000 Whitehorse Shares priced at $0.30 per Whitehorse Share to raise up to $9.0 million is priced at a discount of $0.132 to the calculated NAV of Whitehorse Shares. The NAV of the shares is a proxy for the market price of Whitehorse Shares as the reference transactions referred to by the valuator pertain to public companies listed on organized stock exchanges. Raising funds through a private placement is time and cost effective. The writer understands that insiders of NUAG have expressed indications of interest to subscribe to up to approximately 37% of the Whitehorse Private Placement (assuming completion of the maximum offering amount). The Valuator is of the opinion that the indicated discount of approximately 31% implied by the proposed pricing of $0.30 per Whitehorse Share for the Whitehorse Private Placement is fair and reasonable.

Spanning a period of perhaps 40 years, the literature of finance is now replete with accumulated studies dealing with illiquidity discounts. Some of these studies focused on the valuation of minority interests in shares of private companies on the basis of illiquidity due to lack marketability or regulatory or contractual restrictions on resale of publicly listed shares issued under regulated or contractual escrow requirements or, prior to 2008, to share holdings that were subject to Rule 144 provisions in the United States. One notable example of the latter is the research by William Silber3 that concluded that stock subject to Rule 144 with a two-year trading restriction priced at an average discount of 33.75% to identical registered shares.

Other studies focused on the valuation of privately held companies prior to going public. Of note is the fact that in 1977 even the United States Internal Revenue Service (‘IRS’) issued ruling 77- 287 recognizing the validity of restricted stock studies as supporting lack of marketability discounts. The IRS release was intended to provide information and guidance to taxpayers, Internal Revenue Service personnel and others concerned with valuation, for Federal tax purposes, of securities that could be immediately resold because they are restricted from resale pursuant to Federal securities laws. The IRS ruling made reference to and drew on the Security Exchange Commission’s Investment Company Act Release No. 5847, dated October 21, 1969, that concluded there could be no automatic formula to value the restricted securities in portfolios and that it was the responsibility on the boards of directors of investment companies to establish the ‘fair value’ of each such issue held.

Subsequently, Congress directed the SEC to undertake ‘an analysis of the purchases, sales, and holding of securities by financial institutions, to determine the effect of institutional activity upon the securities market’. The study report was released in March 1971 in eight volumes. The fifth volume of the Institutional Investors Study (‘IIS’) focused on restricted securities and dealt with the characteristics of the restricted securities purchasers and issuers, the size of transactions (dollars and shares), the marketability discounts on different trading markets, and the resale provisions.

This research project provided some guidance for measuring discounts as it contains information, based on the actual experience of the marketplace, showing that, during the survey period (January 1, 1966, through June 30, 1969) the amount of discount allowed for restricted securities from the trading price of the unrestricted securities was generally related to a number factors with the foremost being the level and consistency of earnings and sales, the relative size of the issuer in terms of sales and trading market of the shares in question with larger illiquidity discounts observed in issues of companies listed on markets junior to the NYSE.

It is worth expanding on some aspects of the impact of earnings and sales, or lack thereof as consistently having a significant influence on the size of restricted securities discounts according to the IIS. Earnings played the major part in establishing the ultimate discounts at which these stocks were sold from the current market price. Apparently earnings patterns, rather than sales patterns, determine the degree of risk of an investment. The dollar amount of sales of issuers' securities also has a major influence on the amount of discount at which restricted securities sell from the current market price. The results of the IIS generally indicate that the companies with the lowest dollar amount of sales during the period or investigation accounted for most of the transactions involving the highest discount rates, while they accounted for only a small portion of all transactions involving the lowest discount rates.

According to the study, discount rates were highest on restricted stocks with unrestricted counterparts traded over-the-counter, followed by those with unrestricted counterparts listed on the American Stock Exchange, while the discount rates for those stocks with unrestricted counterparts listed on the NYSE were the smallest. Some other attributes affecting value were issue specific such as pre-emptive purchase rights on new security issues, the ability to appoint directors and preferential dividend provisions to name a few of such characteristics. IRS Ruling 77-287 incorporated the above points in some form and added the relative negotiating strengths of the buyer and seller and the market performance of publicly traded shares of the same class as the restricted shares.

The large body of literature dealing with illiquidity discounts exists because US markets are very liquid compared to their counterparts in other countries. The studies are generally classified as ‘restricted stock studies’ and ‘pre-IPO studies’. Some companies have shares outstanding that are not registered for public trading or subject to escrow restrictions that limit or prevent public trading until certain criteria are met. Some private placements and acquisition transactions as well as regulatory requirements are examples as to how such restrictions can arise.

Concurrently with restricted stock studies, other researchers focussed on the quantification of valuation discounts observed when privately held companies subsequently completed initial public offerings. The discounts were calculated on the pricing of financings made available to private companies by venture capitalists and the subsequent pricing of IPOs when such companies were taken public. Numerous studies have been completed that have reviewed literally hundreds of transactions. Discounts ranging from 10% to 85% my surprise some readers but first level discounts in a range of 45% to 55% applied to value private companies relative to comparable peer companies are easily supported. However, US courts generally have preferred references being made to specific cases to demonstrate discounts rather than citing average or median results of studies. It has been suggested to the Valuator that the taxation authorities in Canada seem less inclined to accept significant illiquidity discounts. A chapter ‘Discounts and Premia’ is included in the Seminar Proceedings ‘Valuation of Closely Held Companies and Inactively Traded Securities’ published by the Institute of Chartered Financial Analyst in 1990 and therefore can be considered as part of the profession’s body of knowledge.

Conclusions as to Fairness

The purpose of the Arrangement and the related transactions is to reorganize NUAG into two separate publicly-traded companies: (a) NUAG, which will be an exploration and development company focused on NUAG's assets in Bolivia and (b) Whitehorse, which will be an exploration and development company focused on the TLG Project, consisting of the gold resources located on the claims in the Mt. Skukum area near Whitehorse, Yukon Territory. The Arrangement will result in, among other things, participating NUAG Shareholders holding, immediately following completion of the Arrangement, all of the issued and outstanding common shares of NUAG following the Arrangement and a pro rata number of Spin-Out Shares (representing approximately 40% of the issued and outstanding Whitehorse Shares following completion of the Arrangement and the Whitehorse Private Placement, assuming the Whitehorse Private Placement is fully subscribed).

Based on the above information, observations and analyses by the writer as well as other relevant factors applicable to the companies, it is the writer’s considered opinion that the Arrangement and the Whitehorse Private Placement, when taken as a whole (and when each is considered individually), is fair, from a financial point of view, to the NUAG securityholders (including NUAG Shareholders).

This opinion is given for the sole and exclusive use of the Board of Directors of NUAG and the NUAG Shareholders. The writer reserves the right to amend or withdraw the conclusions reached in this Fairness Opinion, if a material change occurs in any of the facts, representations and reports which have been relied upon in preparing this report, or if information provided to the writer and upon which he has relied, is inaccurate in any material respect. This report has been prepared solely for the purpose of providing information. It should not be construed as a recommendation to buy or sell any of the securities mentioned herein and no representations or warranties of any kind are intended, neither implied nor should be inferred.

Yours truly,

(signed) "Stephen Semeniuk"

Stephen W. Semeniuk, CFA

Statement of Qualifications

I, Stephen Semeniuk, of 3845 Southridge Avenue, West Vancouver, Canada hereby certify that:

1. I am a graduate with a B. Comm. (Hons.) degree from the University of Windsor.

2. I completed an M.B.A. degree, finance major, from Michigan State University.

3. I am a CFA® charter holder, having completed the program offered by the Institute of Chartered Financial Analysts, charter #6621.

4. I have been practicing as an independent financial consultant since January 1991 in providing securities valuation services, fairness opinions, and financial consulting and research services to lawyers, government, investment dealers and industry.

5. I was formerly Vice President, Research of LOM Western Securities Ltd., at that time, the leading underwriter of junior resources and industrial companies in Western Canada. I have also held securities research positions with Vancouver-based Odlum Brown Ltd. and Brink Hudson and Lefever Ltd.

6. I have also held financial planning and operations analysis positions with British Columbia Resources Investment Corporation, Power Corporation of Canada, Chemcell Ltd. and Ford Motor Company of Canada.

7. The Fairness Opinion in respect of the Arrangement and Whitehorse Private Placement was prepared at the request of the Directors of the Company. The Fairness Opinion is based on information, documents, and data provided to me as well as other data, materials and analyses I collected or prepared. I reserve the right to amend or withdraw the conclusions reached in this report, if a material change occurs in or if any of the facts, information or representations provided to me is materially inaccurate.

8. In preparing this Fairness Opinion, I was not required to visit the TLG Project as I relied on the reports and assessments prepared and, in some cases, publicly filed by experts hired by other parties involved in prior exploration of the TLG Project.

9. I consent to use of this Fairness Opinion by New Pacific Metals Corp. and Whitehorse Gold Corp. for corporate, judicial, audit and regulatory purposes, if so required. The Fairness Opinion, however, should not be construed as a recommendation to buy or sell any shares mentioned in this report. No such representations are intended or implied.

(signed) "Stephen Semeniuk"

     _____________________________________, West Vancouver, B.C., August 24, 2020.

Stephen W. Semeniuk, B. Comm., MBA, CFA

SCHEDULE "D"

ARRANGEMENT AGREEMENT AND PLAN OF ARRANGEMENT

(attached)

EXECUTION VERSION

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated as of the 25th day of August, 2020,

BETWEEN:

NEW PACIFIC METALS CORP., a company existing under the Business Corporations Act (British Columbia)

("New Pacific")

AND:

WHITEHORSE GOLD CORP., a company existing under the Business Corporations Act (British Columbia)

("Whitehorse")

WHEREAS:

A. Whitehorse is a wholly-owned subsidiary of New Pacific which has been incorporated to facilitate and participate in the Arrangement (as defined herein) and which, indirectly through its wholly-owned subsidiary, Tagish Lake (as defined herein), is the owner of the Tagish Lake Gold Project;

B. New Pacific and Whitehorse wish to proceed with a corporate restructuring by way of a statutory arrangement under the BCBCA (as defined herein), pursuant to which New Pacific and Whitehorse will participate in a series of transactions whereby, among other things, New Pacific will distribute Spin-Out Shares (as defined herein) to the holders of New Pacific Existing Shares (as defined herein) such that the holders of New Pacific Existing Shares (other than New Pacific Dissenting Shareholders) will become holders of Spin-Out Shares and Whitehorse will cease to be a subsidiary of New Pacific;

C. New Pacific proposes to convene a meeting of the New Pacific Shareholders to consider an Arrangement pursuant to Part 9, Division 5 of the BCBCA, on the terms and conditions set forth in the Plan of Arrangement attached as Exhibit A hereto; and

D. Each of the parties to this Agreement has agreed to participate in and support the

Arrangement.

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:

ARTICLE 1

DEFINITIONS, INTERPRETATION AND EXHIBIT

1.1 Definitions. In this Agreement including the Recitals, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms will have the following meanings:

(a) "Agreement" means this arrangement agreement, including the exhibits attached hereto as the same may be supplemented or amended from time to time;

(b) "Arrangement" means the arrangement pursuant to the Arrangement Provisions as contemplated by the provisions of this Agreement and the Plan of Arrangement;

(c) "Arrangement Provisions" means Part 9, Division 5 of the BCBCA;

(d) "Arrangement Resolution" means the special resolution of the New Pacific Shareholders to approve the Arrangement, as required by the Interim Order and the BCBCA;

(e) "BCBCA" means the Business Corporations Act, S.B.C. 2002, c. 57, as amended;

(f) "Board of Directors" means the current board of directors of New Pacific;

(g) "Business Day" means a day which is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia;

(h) "Constating Documents" means the Articles and related Notice of Articles under the BCBCA of New Pacific or Whitehorse, as applicable;

(i) "Court" means the Supreme Court of British Columbia;

(j) "Disinterested New Pacific Shareholders" means the New Pacific Shareholders which are not directly or indirectly (including through an associate or affiliate) participating in the Whitehorse Financing;

(k) "Dissent Procedures" means the rules pertaining to the exercise of Dissent Rights as set forth in Division 2 of Part 8 of the BCBCA and Article 5 of the Plan of Arrangement;

(l) "Dissent Rights" means the rights of a registered New Pacific Shareholder to dissent from the Arrangement Resolution in accordance with the provisions of the BCBCA, as modified by the Interim Order, and to be paid the fair value of the New Pacific Existing Shares in respect of which the holder dissents;

(m) "Effective Date" means the date that the Arrangement becomes effective as agreed to by New Pacific and Whitehorse in accordance with the Final Order;

(n) "Effective Time" means such time on the Effective Date as agreed to by New Pacific and Whitehorse;

(o) "Final Order" means the final order of the Court approving the Arrangement;

(p) "Information Circular" means the management information circular of New Pacific, including all schedules thereto, to be sent to the New Pacific Shareholders in connection with the Meeting, together with any amendments or supplements thereto;

(q) "Interim Order" means the interim order of the Court providing advice and directions in connection with the Meeting and the Arrangement;

(r) "Meeting" means the annual general and special meeting of the New Pacific Shareholders and any adjournment(s) or postponement(s) thereof to be held to, among other things, consider and, if deemed advisable, approve the Arrangement and the Whitehorse Financing;

(s) "New Pacific Class A Shares" means the New Pacific Existing Shares after they have been re-named and re-designated as "Class A common shares without par value" pursuant to Section 3.1(b) of the Plan of Arrangement;

(a) "New Pacific Dissenting Shareholder" means a registered holder of New Pacific Existing Shares who is entitled to and does validly dissent in respect of the Arrangement in strict compliance with the Dissent Procedures, and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights at the Effective Time, but only with respect to the New Pacific Existing Shares in respect of which Dissent Rights are validly exercised by such registered holder;

(t) "New Pacific Existing Shares" means the common shares without par value in the capital of New Pacific, as they exist immediately prior to the Effective Time;

(u) "New Pacific Shareholder" means a registered or beneficial holder of New Pacific Existing Shares or New Pacific Class A Shares, as the context requires;

(v) "New Pacific Shares" means the common shares without par value in the capital of New Pacific, to be created pursuant to Section 3.1(c) of the Plan of Arrangement, and to be issued to the New Pacific Shareholders pursuant to Section 3.1(d)(i) of the Plan of Arrangement;

(w) "New Pacific–Whitehorse Debt" means the interest-bearing indebtedness of Whitehorse owing to New Pacific having a principal amount of $3,000,000, as issued by Whitehorse to New Pacific under the Share Exchange Agreement, plus the interest-bearing debt in the principal amount of $500,000 owing by Whitehorse to New Pacific, and which will be fully repaid and extinguished prior to the Effective Time;

(x) "party" means either New Pacific or Whitehorse and "parties" means, collectively, New Pacific and Whitehorse;

(y) "Person" means and includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof;

(z) "Plan of Arrangement" means the plan of arrangement attached to this Agreement as Exhibit A, as the same may be amended from time to time;

(aa) "Registrar" means the Registrar of Companies under the BCBCA;

(bb) "Share Exchange Agreement" means the share exchange agreement dated effective as of February 12, 2020 between New Pacific and Whitehorse, as amended from time to time, providing for, among other things, the acquisition by Whitehorse of all of the issued and outstanding shares of Tagish Lake from New Pacific;

(cc) "Spin-Out Shares" means that number of Whitehorse Shares held by New Pacific immediately prior to Section 3.1(d) of the Plan of Arrangement, to be distributed to the New Pacific Shareholders pursuant to Section 3.1(d)(ii) of the Plan of Arrangement;

(dd) "Tagish Lake" means Tagish Lake Gold Corp., a company existing under the BCBCA which is a wholly-owned subsidiary of Whitehorse;

(ee) "Tagish Lake Gold Project" means the Tagish Lake gold project in the Yukon, Canada, indirectly owned by Whitehorse through Tagish Lake;

(ff) "Tax Act" means the Income Tax Act (Canada), as amended from time to time;

(gg) "TSX" means the Toronto Stock Exchange;

(hh) "TSXV" means the TSX Venture Exchange;

(ii) "U.S. Securities Act" means the United States Securities Act of 1933, as amended;

(jj) "Whitehorse Financing" means the private placement by Whitehorse of Whitehorse Shares to raise net proceeds of at least $6,000,000, or such other amount as the board of directors of Whitehorse may determine, on terms acceptable to Whitehorse, such private placement to be completed prior to the Effective Time;

(kk) "Whitehorse Financing Resolution" means the ordinary resolution of the Disinterested New Pacific Shareholders to approve the Whitehorse Financing; and

(ll) "Whitehorse Shares" means the common shares without par value in the capital of Whitehorse.

1.2 Currency. All amounts of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3 Interpretation Not Affected by Headings. The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of the provisions of this Agreement. The terms "this Agreement", "hereof", "herein", "hereunder" and similar expressions refer to this Agreement and the exhibits hereto as a whole and not to any particular article, section, subsection, paragraph or subparagraph hereof and include any agreement or instrument supplementary or ancillary hereto.

1.4 Number and Gender. In this Agreement, unless the context otherwise requires, words importing the singular will include the plural and vice versa and words importing the use of either gender will include both genders and neuter and words importing persons will include firms and corporations.

1.5 Date for any Action. In the event that any date on which any action is required to be taken hereunder by New Pacific or Whitehorse is not a Business Day in the place where the action is required to be taken, such action will be required to be taken on the next succeeding day which is a Business Day in such place.

1.6 Meaning. Words and phrases used herein and defined in the BCBCA will have the same meaning herein as in the BCBCA unless otherwise specified or the context otherwise requires.

1.7 Exhibits. Attached hereto and deemed to be incorporated into and form part of this Agreement as Exhibit A is the Plan of Arrangement.

ARTICLE 2

ARRANGEMENT

2.1 Arrangement. The parties agree to effect the Arrangement pursuant to the Arrangement Provisions on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

2.2 Effective Date of Arrangement. The Arrangement will become effective on the Effective Date, commencing at the Effective Time, as set out in the Plan of Arrangement.

2.3 Commitment to Effect. Subject to termination of this Agreement pursuant to Article 6, the parties will each use all reasonable efforts and do all things reasonably required to cause the conditions described in Section 5.1 to be complied with prior to the Effective Date. Without limiting the generality of the foregoing, the parties will proceed forthwith to apply for the Interim Order and New Pacific will call the Meeting and mail the Information Circular to the New Pacific Shareholders.

2.4 Filing of Final Order. Subject to the rights of termination contained in Article 6 upon the New Pacific Shareholders approving the Arrangement by special resolution in accordance with the provisions of the Interim Order and the BCBCA, New Pacific obtaining the Final Order and the other conditions contained in Article 5 being complied with or waived, New Pacific on its behalf and on behalf of Whitehorse will file with the Registrar:

(a) the records and information required by the Registrar pursuant to the Arrangement Provisions; and

(b) a copy of the Final Order.

2.5 U.S. Securities Law Matters. The parties agree that the Arrangement will be carried out with the intention that the New Pacific Shares and Spin-Out Shares delivered or deemed to be delivered upon completion of the Arrangement to New Pacific Shareholders will be issued and distributed, respectively, by New Pacific in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, the parties agree that the Arrangement will be carried out on the following basis:

(a) the Arrangement will be subject to the approval of the Court and the Court will hold a hearing approving the fairness of the terms and conditions of the Arrangement;

(b) prior to the hearing required to approve the Arrangement, the Court will be advised as to the intention of the parties to rely on the exemption under Section 3(a)(10) of the U.S. Securities Act;

(c) the Court will be required to satisfy itself as to the substantive and procedural fairness of the terms and conditions of the Arrangement to the New Pacific Shareholders subject to the Arrangement;

(d) New Pacific will ensure that each New Pacific Shareholder entitled to receive New Pacific Shares and Spin-Out Shares on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(e) the New Pacific Shareholders entitled to receive New Pacific Shares and Spin-Out Shares on completion of the Arrangement will be advised that such New Pacific Shares and Spin-Out Shares issued in the Arrangement have not been registered under the U.S. Securities Act and will be issued in reliance on the exemption under Section 3(a)(10) of the U.S. Securities Act;

(f) the Final Order approving the Arrangement that is obtained from the Court will expressly state that the terms and conditions of the Arrangement is approved by the Court as being fair, substantively and procedurally, to the New Pacific Shareholders;

(g) the Interim Order approving the Meeting will specify that each New Pacific Shareholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as the New Pacific Shareholder enters an appearance within a reasonable time and in accordance with the requirements of Section 3(a)(10) under the U.S. Securities Act; and

(h) the Final Order shall include a statement substantially to the following effect:

"This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that Act, regarding the issuance or deemed issuance of New Pacific Shares and Spin-Out Shares pursuant to the Plan of Arrangement."

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties. Each of the parties hereby represents and warrants to the other party that:

(a) it is a corporation duly incorporated and validly subsisting under the laws of its jurisdiction of incorporation, and has full capacity and authority to enter into this Agreement and to perform its covenants and obligations hereunder;

(b) it has taken all corporate actions necessary to authorize the execution and delivery of this Agreement and to consummate the transactions contemplated herein and this Agreement has been duly executed and delivered by it;

(c) neither the execution and delivery of this Agreement nor the performance of any of its covenants and obligations hereunder will constitute a material default under, or be in any material contravention or breach of (i) any provision of its Constating Documents or other governing corporate documents, (ii) any judgment, decree, order, law, statute, rule or regulation applicable to it, or (iii) any agreement or instrument to which it is a party or by which it is bound; and

(d) no dissolution, winding up, bankruptcy, liquidation or similar proceedings has been commenced or are pending or proposed in respect of it.

ARTICLE 4

COVENANTS

4.1 Covenants. Each of the parties covenants with the other that it will do and perform all such acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may reasonably be required to facilitate the carrying out of the intent and purpose of this Agreement.

4.2 Interim Order and Final Order. The parties acknowledge that New Pacific will apply to and obtain from the Court, pursuant to the Arrangement Provisions, the Interim Order providing for, among other things, the calling and holding of the Meeting for the purpose of considering and, if deemed advisable, approving and adopting the Arrangement Resolution. The parties each covenant and agree that if the approval of the Arrangement by the New Pacific Shareholders as set out in Section 5.1(b) is obtained, New Pacific will thereafter (subject to the exercise of any discretionary authority granted to New Pacific's directors) take the necessary actions to submit the Arrangement to the Court for approval and apply for the Final Order and, subject to compliance with any of the other conditions provided for in Article 5 and to the rights of termination contained in Article 6, file the material described in Section 2.4 with the Registrar.

4.3 Tax-Related Post-Closing Covenants.

(a) Each of the parties covenants and agrees with and in favour of the other that it will cooperate in the preparation and filing, in the form and within the time limits prescribed or otherwise contemplated in the Tax Act or other applicable tax law, of all tax returns, filings, notifications, designations and elections under the Tax Act in respect of the transactions contemplated in the Plan of Arrangement and this Agreement (and any similar tax returns, filings, elections, notifications or designations that may be required under applicable provincial or foreign legislation).

(b) Whitehorse will elect, in its return of income filed under the Tax Act for its first taxation year, to be deemed to be a "public corporation", within the meaning of the Tax Act, from the date of its incorporation until the time it becomes a public corporation by virtue of the listing of the Whitehorse Shares on the TSXV as contemplated in Section 5.1(f), such election to be made pursuant to the post- amble of the definition of "public corporation" in subsection 89(1) of the Tax Act.

ARTICLE 5

CONDITIONS

5.1 Conditions Precedent. The respective obligations of the parties to complete the transactions contemplated by this Agreement will be subject to the satisfaction of the following conditions:

(a) the Interim Order will have been granted in form and substance satisfactory to New Pacific;

(b) the Arrangement Resolution, with or without amendment, will have been approved and adopted at the Meeting by the New Pacific Shareholders in accordance with the Arrangement Provisions, the Constating Documents of New Pacific, the Interim Order and the requirements of any applicable regulatory authorities;

(c) the Whitehorse Financing Resolution, with or without amendment, will have been approved and adopted at the Meeting by the Disinterested New Pacific Shareholders in accordance with the Constating Documents of New Pacific and subject to the requirements of the TSX;

(d) the Final Order will have been obtained in form and substance satisfactory to each of New Pacific and Whitehorse;

(e) the TSX will have approved (i) the Arrangement, including the substitutional listing of the New Pacific Shares as of the effective time of Section 3.1(e)(i) of the Plan of Arrangement, and (ii) the Whitehorse Financing (subject to standard post- closing conditions imposed by the TSX in similar circumstances);

(f) the TSXV will have approved the listing of the Whitehorse Shares as of the effective time of Section 3.1(e)(ii) of the Plan of Arrangement (subject to standard post-closing listing conditions imposed by the TSXV in similar circumstances);

(g) the Whitehorse Financing will have been completed prior to the Effective Time;

(h) Whitehorse will have fully repaid the principal amount and any accrued interest under the New Pacific–Whitehorse Debt and such debt will have been extinguished and the parties will have confirmed that there is no inter-company debt existing between New Pacific and each of Whitehorse and Tagish Lake as of the Effective Time;

(i) if requested by New Pacific pursuant to the Share Exchange Agreement, New Pacific and Whitehorse will have jointly made and filed the election in the prescribed form and manner pursuant to Section 85(1) of the Tax Act as contemplated in the Share Exchange Agreement prior to the Effective Time;

(j) all other consents, orders, regulations and approvals, including regulatory and judicial approvals and orders required or necessary or desirable for the completion of the transactions provided for in this Agreement and the Plan of Arrangement will have been obtained or received from the Persons, authorities or bodies having jurisdiction in the circumstances each in form acceptable to New Pacific and Whitehorse;

(k) there will not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement and the Plan of Arrangement;

(l) no law, regulation or policy will have been proposed, enacted, promulgated or applied which interferes or is inconsistent with the completion of the Arrangement and Plan of Arrangement, including any material change to the Tax Act or other income tax laws of Canada, which would reasonably be expected to have a material adverse effect on any of New Pacific, the New Pacific Shareholders, Whitehorse or holders of Whitehorse Shares if the Arrangement is completed;

(m) notices of dissent pursuant to Article 5 of the Plan of Arrangement will not have been delivered by New Pacific Shareholders holding greater than 5% of the outstanding New Pacific Existing Shares; and

(n) this Agreement will not have been terminated under Article 6.

Except for the conditions set forth in Sections 5.1(a), (b), (d), (e)(i), (f) and (m), which may not be waived, any of the other conditions in this Section 5.1 may be waived by either New Pacific or Whitehorse at its discretion.

5.2 Pre-Closing. Unless this Agreement is terminated earlier pursuant to the provisions hereof, pre-closing will occur electronically on the Business Day immediately preceding the Effective Date at such time or on such other date as the parties may mutually agree, and each of them will deliver to the other:

(a) the documents required to be delivered by it hereunder to complete the transactions contemplated hereby, provided that each such document required to be dated the Effective Date will be dated as of, or become effective on, the Effective Date at the time specified in the Plan of Arrangement and will be held in escrow to be released upon the occurrence of the Effective Date; and

(b) written confirmation as to the satisfaction or waiver by it of the conditions in its favour contained in this Agreement.

5.3 Merger of Conditions. The conditions set out in Section 5.1 will be conclusively deemed to have been satisfied, waived or released upon the occurrence of the Effective Date.

5.4 Merger of Representations, Warranties and Certain Covenants. The representations and warranties in Section 3.1 will be conclusively deemed to be correct as of the Effective Date and the covenants in Section 4.1 will be conclusively deemed to have been complied with in all respects as of the Effective Date, and each will accordingly merge in and not survive the effectiveness of the Arrangement.

ARTICLE 6

AMENDMENT AND TERMINATION

6.1 Amendment. Subject to any mandatory applicable restrictions under the Arrangement Provisions or the Final Order, this Agreement, including the Plan of Arrangement, may at any time and from time to time before or after the holding of the Meeting, but prior to the Effective Date, be amended by the written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of the New Pacific Shareholders.

6.2 Termination. Subject to Section 6.3, this Agreement may at any time before or after the holding of the Meeting, and before or after the granting of the Final Order, but in each case prior to the Effective Date, be terminated by direction of the Board of Directors of New Pacific without further action on the part of the New Pacific Shareholders and nothing expressed or implied herein or in the Plan of Arrangement will be construed as fettering the absolute discretion by the Board of Directors of New Pacific to elect to terminate this Agreement and discontinue efforts to effect the Arrangement for whatever reasons it may consider appropriate.

6.3 Cessation of Right. The right of New Pacific or Whitehorse or any other party to amend or terminate the Plan of Arrangement pursuant to Section 6.1 and Section 6.2 will be extinguished upon the occurrence of the Effective Date.

ARTICLE 7

GENERAL

7.1 Notices. All notices which may or are required to be given pursuant to any provision of this Agreement will be given or made in writing and will be delivered or sent by electronic mail, addressed as follows:

in the case of New Pacific:

1750 - 1066 West Hastings Street

Vancouver, British Columbia

V6E 3X1

Attention:	Mark Cruise
Email:

in the case of Whitehorse:

1750 - 1066 West Hastings Street

Vancouver, British Columbia

V6E 3X1

Attention:	Kevin Weston
Email:

in each case with a copy to:

Bennett Jones LLP

Suite 2400 - 666 Burrard Street

Vancouver, British Columbia

V6C 2X8

Attention:	Kwang Lim
Email:

7.2 Assignment. Neither of the parties may assign its rights or obligations under this Agreement or the Arrangement without the prior written consent of the other.

7.3 Binding Effect. This Agreement and the Arrangement will be binding upon and will enure to the benefit of the parties and their respective successors and permitted assigns.

7.4 Waiver. Any waiver or release of the provisions of this Agreement, to be effective, must be in writing and executed by the party granting such waiver or release.

7.5 Governing Law. This Agreement will be governed by and be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

7.6 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original but all of which together will constitute one and the same instrument.

7.7 Expenses. All expenses incurred by a party in connection with this Agreement, the Arrangement and the transactions contemplated hereby and thereby will be borne by the party that incurred the expense or as otherwise mutually agreed by the parties.

7.8 Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties.

7.9 Time of Essence. Time is of the essence of this Agreement.

(Remainder of page left intentionally blank. Signature page follows.)

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

NEW PACIFIC METALS CORP.

By:     (signed) "Mark Cruise"

Authorized Signatory

WHITEHORSE GOLD CORP.

By:     (signed) "Kevin Weston"

Authorized Signatory

EXHIBIT A

TO THE ARRANGEMENT AGREEMENT

DATED AS OF THE 25th DAY OF AUGUST, 2020 BETWEEN

NEW PACIFIC METALS CORP. AND WHITEHORSE GOLD

CORP.

PLAN OF ARRANGEMENT UNDER PART 9, DIVISION 5 OF

THE BUSINESS CORPORATIONS ACT (BRITISH

COLUMBIA)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1 Definitions. In this plan of arrangement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms will have the following meanings:

(a) "Arrangement" means the arrangement pursuant to the Arrangement Provisions on the terms and conditions set out herein;

(b) "Arrangement Agreement" means the arrangement agreement dated as of August 25, 2020 between New Pacific and Whitehorse, as may be supplemented or amended from time to time;

(c) "Arrangement Provisions" means Part 9, Division 5 of the BCBCA;

(d) "BCBCA" means the Business Corporations Act, S.B.C. 2002, c. 57, as amended;

(e) "Board of Directors" means the current board of directors of New Pacific;

(f) "Business Day" means a day which is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia;

(g) "Court" means the Supreme Court of British Columbia;

(h) "Depositary" means Computershare Investor Services Inc., or such other depositary as New Pacific may determine;

(i) "Dissent Procedures" means the rules pertaining to the exercise of Dissent Rights as set forth in Division 2 of Part 8 of the BCBCA and Article 5 of this Plan of Arrangement;

(j) "Dissent Rights" means the rights of a registered New Pacific Shareholder to dissent from the Arrangement Resolution in accordance with the provisions of the BCBCA, as modified by the Interim Order, and to be paid the fair value of the New Pacific Existing Shares in respect of which the holder dissents;

(k) "Dissent Shares" means all New Pacific Existing Shares held by New Pacific Dissenting Shareholders at the Effective Time and in respect of which Dissent Rights were validly exercised;

(l) "Effective Date" means the date that the Arrangement becomes effective as agreed to by New Pacific and Whitehorse in accordance with the Final Order;

(m) "Effective Time" means such time on the Effective Date as agreed to by New Pacific and Whitehorse;

(n) "Encumbrance" means any lien, charge, claim, adverse interest, security interest, third party right or encumbrance of any kind or nature;

(o) "Final Order" means the final order of the Court approving the Arrangement;

(p) "FMV Reduction of a New Pacific Share" means the reduction in the fair market value of a New Pacific Existing Share, immediately prior to the Effective Time, as compared to a New Pacific Share, that arises solely as a result of the distribution by New Pacific of the Spin-Out Shares pursuant to Section 3.1(d)(ii) of this Plan of Arrangement, and which will be calculated by subtracting (i) the volume weighted average trading price of a New Pacific Share on the TSX for a five-day trading period commencing on the first trading day upon which the New Pacific Shares commence trading on the TSX after the Effective Date from (ii) the volume weighted average trading price of a New Pacific Existing Share on the TSX for a five-day trading period ending immediately before the Effective Date, subject to any requirements of the TSX;

(q) "Information Circular" means the management information circular of New Pacific, including all schedules thereto, to be sent to the New Pacific Shareholders in connection with the Meeting, together with any amendments or supplements thereto;

(r) "Interim Order" means the interim order of the Court providing advice and directions in connection with the Meeting and the Arrangement;

(s) "Letter of Transmittal" means the letter of transmittal in respect of the Arrangement to be sent to New Pacific Shareholders together with the Information Circular;

(t) "Meeting" means the annual general and special meeting of the New Pacific Shareholders and any adjournments thereof to be held to, among other things, consider and, if deemed advisable, approve the Arrangement;

(u) "New Pacific" means New Pacific Metals Corp., a company existing under the

BCBCA;

(v) "New Pacific Class A Shares" means the New Pacific Existing Shares after they have been re-named and re-designated as "Class A common shares without par value" pursuant to Section 3.1(b) of this Plan of Arrangement;

(w) "New Pacific Dissenting Shareholder" means a registered holder of New Pacific Existing Shares who is entitled to and does validly dissent in respect of the Arrangement in strict compliance with the Dissent Procedures, and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights at the Effective Time, but only with respect to the New Pacific Existing Shares in respect of which Dissent Rights are validly exercised by such registered holder;

(x) "New Pacific Existing Shares" means the common shares without par value in the capital of New Pacific, as they exist immediately prior to the Effective Time;

(y) "New Pacific Shareholder" means a registered or beneficial holder of New Pacific Existing Shares or New Pacific Class A Shares, as the context requires;

(z) "New Pacific Shares" means the common shares without par value in the capital of New Pacific, to be created pursuant to Section 3.1(c) of this Plan of Arrangement, and to be issued to the New Pacific Shareholders pursuant to Section 3.1(d)(i) of this Plan of Arrangement;

(aa) "Omnibus Plan" means the existing share based compensation plan of New Pacific as updated and amended from time to time;

(bb) "Option" means an option to purchase New Pacific Existing Shares granted pursuant to the Omnibus Plan which is outstanding as of the Effective Time;

(cc) "Plan of Arrangement" means this plan of arrangement, as the same may be amended from time to time;

(dd) "Registrar" means the Registrar of Companies under the BCBCA;

(ee) "Replacement Option" means an option to purchase a New Pacific Share granted by New Pacific to a holder of an Option in accordance with Section 3.1(f) of this Plan of Arrangement, with the exercise price of each such Replacement Option determined in accordance with this Plan of Arrangement and the other terms and conditions of each such Replacement Option determined in accordance with the Omnibus Plan and any agreements thereunder including, where necessary, appropriate adjustments to any performance-based or other vesting conditions, as such plan and agreements may be amended by the board of directors of New Pacific or a committee thereof;

(ff) "RSU" means a restricted share unit of New Pacific granted pursuant to the Omnibus Plan which is outstanding as of the Effective Time;

(gg) "Spin-Out Shares" means that number of Whitehorse Shares held by New Pacific immediately prior to Section 3.1(d) of this Plan of Arrangement, to be distributed to the New Pacific Shareholders pursuant to Section 3.1(d)(ii) of this Plan of Arrangement;

(hh) "Tax Act" means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp.) c.1, as amended;

(ii) "TSX" means the Toronto Stock Exchange;

(jj) "TSXV" means the TSX Venture Exchange;

(kk) "U.S. Securities Act" means the United States Securities Act of 1933, as amended;

(ll) "Whitehorse" means Whitehorse Gold Corp., a company incorporated under the BCBCA; and

(mm) "Whitehorse Shares" means the common shares without par value in the capital of Whitehorse.

1.2 Interpretation Not Affected by Headings. The division of this Plan of

Arrangement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise specifically indicated, the terms "this Plan of Arrangement", "hereof", "hereunder" and similar expressions refer to this Plan of Arrangement as a whole and not to any particular article, section, subsection, paragraph or subparagraph and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number and Gender. Unless the context otherwise requires, words importing the singular number only will include the plural and vice versa, words importing the use of either gender will include both genders and neuter and words importing persons will include firms and corporations.

1.4 Meaning. Words and phrases used herein and defined in the BCBCA will have the same meaning herein as in the BCBCA, except as otherwise provided or unless the context otherwise requires.

1.5 Date for any Action. If any date on which any action is required to be taken under this Plan of Arrangement is not a Business Day, such action will be required to be taken on the next succeeding Business Day.

1.6 Governing Law. This Plan of Arrangement will be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1 Arrangement Agreement. This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2 Arrangement Effectiveness. The Arrangement and this Plan of Arrangement will become final and conclusively binding on New Pacific, the New Pacific Shareholders (including New Pacific Dissenting Shareholders), the holders of Options, the holders of RSUs and holders of Whitehorse Shares commencing at the Effective Time without any further act or formality as required on the part of any person, except as expressly provided herein. New Pacific and Whitehorse shall execute a certificate confirming the Effective Date and the Effective Time.

ARTICLE 3

THE ARRANGEMENT

3.1 The Arrangement. Commencing at the Effective Time, each of the steps, events or transactions set out below shall, except for steps, events or transactions deemed to occur concurrently with other steps, events or transactions as set out below, occur and shall be deemed to occur consecutively in ten minute intervals in the following order (or in such other manner, order or times as the parties to the Arrangement Agreement may agree in writing) without any further act or formality, except as otherwise provided herein:

(a) Each New Pacific Existing Share held by a New Pacific Dissenting Shareholder shall be, and shall be deemed to have been, transferred by the holder thereof to, and acquired for cancellation, by New Pacific (free and clear of any Encumbrances), and:

(i) such New Pacific Dissenting Shareholders shall cease to be holders of such New Pacific Existing Shares and to have any rights as New Pacific Shareholders other than the right to be paid fair value for such New Pacific Existing Shares by New Pacific in accordance with Article 5 of this Plan of Arrangement;

(ii) all such New Pacific Existing Shares so transferred to New Pacific pursuant to this Section 3.1(a) shall be cancelled;

(iii) the balance of the capital account maintained by New Pacific in respect of the New Pacific Existing Shares shall be reduced by an amount equal to the product obtained when (A) the balance of the capital account maintained by New Pacific in respect of the New Pacific Existing Shares immediately prior to the effective time of this Section 3.1(a) is multiplied by (B) a fraction, the numerator of which is the number of New Pacific Existing Shares surrendered and cancelled pursuant to this Section 3.1(a), and the denominator of which is the number of New Pacific Existing Shares outstanding immediately prior to the effective time of this Section 3.1(a); and

(iv) such New Pacific Dissenting Shareholders' names shall be removed from the register of holders of New Pacific Existing Shares maintained by or on behalf of New Pacific as it relates to the New Pacific Existing Shares so transferred.

(b) The authorized share structure, Notice of Articles and Articles of New Pacific shall be amended to re-name and re-designate the New Pacific Existing Shares as "Class A common shares without par value", being the New Pacific Class A Shares, and to create special rights and restrictions attached thereto to provide the holders thereof with two votes in respect of each New Pacific Class A Share held, and, concurrently therewith, outside of and not as part of this Plan of Arrangement, the New Pacific Class A Shares will be represented for listing purposes on the TSX by the continued listing of the New Pacific Existing Shares.

(c) In conjunction with the reorganization of the capital of New Pacific contemplated in this Section 3.1, the authorized share structure, Notice of Articles and Articles of New Pacific shall be amended to create and authorize the issuance of (in addition to the shares it is authorized to issue immediately before such amendment) an additional class of shares to be designated as "Common Shares without par value", being the New Pacific Shares, which shares shall be unlimited in number and have terms and special rights and restrictions identical to those of the New Pacific Existing Shares immediately prior to giving effect to Section 3.1(b) of this Plan of Arrangement.

(d) Pursuant to a reorganization of the capital of New Pacific contemplated in this Section 3.1, all New Pacific Class A Shares outstanding immediately after giving effect to Section 3.1(b) of this Plan of Arrangement shall be, and shall be deemed to be, simultaneously surrendered and transferred by the holder thereof to New Pacific (free and clear of any Encumbrances), and in sole exchange therefor New Pacific shall:

(i) issue to the New Pacific Shareholders one New Pacific Share for each New Pacific Class A Share so exchanged; and

(ii) subject to Section 3.2 of this Plan of Arrangement, distribute to the New Pacific Shareholders the Spin-Out Shares held by New Pacific (other than any Spin-Out Shares set aside pursuant to Section 5.3), pro rata to the number of New Pacific Class A Shares held by them and surrendered to New Pacific pursuant to this Section 3.1(d);

and:

(iii) such New Pacific Shareholders shall cease to be holders of such New Pacific Class A Shares or have any rights as holders of New Pacific Class A Shares and shall be removed from the register of holders of New Pacific Class A Shares maintained by or on behalf of New Pacific;

(iv) all such New Pacific Class A Shares so transferred to New Pacific pursuant to this Section 3.1(d) shall be cancelled;

(v) such New Pacific Shareholders' names shall be added to the register of holders of New Pacific Shares maintained by or on behalf of New Pacific;

(vi) New Pacific shall cease to be a holder of the Spin-Out Shares distributed pursuant to Section 3.1(d)(ii) of this Plan of Arrangement and shall be removed from the register of holders of Whitehorse Shares maintained by or on behalf of Whitehorse; and

(vii) such New Pacific Shareholders' names shall be added as holders to the register of holders of Whitehorse Shares, to the extent of the Spin-Out Shares, maintained by or on behalf of Whitehorse, and in connection therewith, the balance in the capital account maintained by New Pacific in respect of the New Pacific Class A Shares shall be reduced to nil and the balance of the capital account maintained by New Pacific in respect of the New Pacific Shares shall be increased by an amount equal to the "paid-up capital" (as determined for purposes of the Tax Act) of the New Pacific Class A Shares immediately prior to this Section 3.1(d) minus the fair market value of the Spin- Out Shares distributed pursuant to this Section 3.1(d). For greater certainty, the exchange of New Pacific Class A Shares for New Pacific Shares and the Spin-Out Shares pursuant to this Section 3.1(d) is intended to be governed by section 86 of the Tax Act.

(e) Concurrently with Section 3.1(d) of this Plan of Arrangement, outside of and not as part of this Plan of Arrangement:

(i) the New Pacific Existing Shares (representing for listing purposes the New Pacific Class A Shares) will be delisted from the TSX and the New Pacific Shares will be, simultaneously and without interruption, listed for trading on the TSX (subject to standard post-closing listing conditions imposed by the TSX in similar circumstances); and

(ii) the Whitehorse Shares will be listed for trading on the TSXV (subject to standard post-closing listing conditions imposed by the TSXV in similar circumstances).

(f) Concurrently with Section 3.1(d) of this Plan of Arrangement, pursuant to and in accordance with the Omnibus Plan, and in order to reflect the FMV Reduction of a New Pacific Share, each Option outstanding immediately prior to this Section 3.1(f) shall be, and shall be deemed to be, simultaneously surrendered and transferred by the holder thereof to New Pacific (free and clear of any Encumbrances), and as the sole consideration therefor, New Pacific shall grant to such holders thereof a number of Replacement Options (with the aggregate number of Replacement Options being rounded down to the nearest whole number), such that, for each New Pacific Existing Share the holder would have been entitled to acquire under the Option, the holder will instead be entitled to acquire one New Pacific Share pursuant to the corresponding Replacement Option for an exercise price (within the meaning of the Omnibus Plan) (rounded up to the nearest cent) that has been reduced to reflect the FMV Reduction of a New Pacific Share, provided that, for greater certainty:

(i) the exercise price of the Replacement Option shall be further adjusted to the extent, if any, required to ensure that (A) the amount by which the total value of the New Pacific Shares which may be acquired under the Replacement Option exceeds the aggregate exercise price payable thereunder, determined immediately after this Section 3.1(f), does not exceed (B) the amount by which the total value of the New Pacific Existing Shares which could be acquired under the Option exceeds the aggregate exercise price payable thereunder, determined immediately prior to this Section 3.1(f);

(ii) the holder of an Option will receive no consideration other than the Replacement Option in respect of the transfer of the Option pursuant to this Section 3.1(f);

(iii) no Replacement Options will be exercisable until after the date that is after five trading days following the date the New Pacific Shares appear on the TSX's publicly disseminated trading list;

(iv) the other terms and conditions of the Replacement Option will be identical to the Option so exchanged; and

(v) the Options so transferred to New Pacific pursuant to this Section 3.1(f) shall be cancelled.

For greater certainty, the exchange of the Options for Replacement Options pursuant to this Section 3.1(f) is intended to be governed by subsection 7(1.4) of the Tax Act.

(g) Concurrently with Section 3.1(d), pursuant to and in accordance with the Omnibus Plan, the notional account maintained by New Pacific for each Participant (within the meaning of the Omnibus Plan) pursuant to the Omnibus Plan shall be adjusted such that the aggregate number of RSUs credited to each such Participant as of immediately prior to this Section 3.1(g) shall be proportionately increased (and rounded down to the nearest whole number) by crediting the Participant with additional RSUs to reflect the FMV Reduction of a New Pacific Share, and the "Share" as defined in the Omnibus Plan applicable to each RSU shall refer to a New Pacific Share in place of a New Pacific Existing Share; and further provided that all other terms and conditions of the RSUs as adjusted pursuant to this Section 3.1(g) shall be identical to the non-adjusted RSUs.

(h) The authorized share structure, Notice of Articles and Articles of New Pacific will be amended by eliminating the New Pacific Class A Shares and deleting the special rights and restrictions attached thereto, such that, following such amendment, New Pacific will be authorized to issue an unlimited number of New Pacific Shares.

(i) Any remaining Spin-Out Shares (including any portion or fraction of a Spin-Out Share) registered in the name of New Pacific (excluding, for the avoidance of doubt, any Spin-Out Shares distributed by New Pacific pursuant to Section 3.1(d)(ii) of this Plan of Arrangement or set aside pursuant to Section 5.3 of this Plan of Arrangement) shall be surrendered by New Pacific to Whitehorse (free and clear of all Encumbrances) for cancellation without any payment or repayment of capital in respect thereof, and upon such surrender, New Pacific shall be removed from the register of holders of Whitehorse Shares maintained by or on behalf of Whitehorse in respect of such Spin-Out Shares.

3.2 No Fractional Shares. Notwithstanding any other provision of this Plan of Arrangement, no fractional Spin-Out Shares will be distributed by New Pacific pursuant to Section 3.1(d)(ii) of the Plan of Arrangement. If a New Pacific Shareholder would, but for this Section 3.2, otherwise be entitled under this Plan of Arrangement to receive a fractional Spin- Out Share, the number of Spin-Out Shares actually distributable to such New Pacific Shareholder shall, notwithstanding any other provision of this Plan of Arrangement, be rounded down to the next lower whole number, and the fractional entitlement shall be cancelled without any compensation or other consideration therefor. For greater certainty, in calculating such fractional interests, all fractional entitlements of any particular New Pacific Shareholder shall be aggregated prior to rounding.

3.3 Deemed Fully Paid and Non-Assessable Shares. All New Pacific Shares and New Pacific Class A Shares issued pursuant hereto will be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the BCBCA.

3.4 Supplementary Actions. Notwithstanding that the transactions and events set out in Section 3.1 of this Plan of Arrangement will occur and will be deemed to occur in the chronological or concurrent order therein set out without any act or formality, each of New Pacific and Whitehorse will be required to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to give effect to, or further document or evidence, any of the transactions or events set out in Section 3.1 of this Plan of Arrangement, including, without limitation, any resolutions of directors authorizing the issue, transfer or redemption of shares, any share transfer powers evidencing the transfer of shares and any receipt therefor, any necessary additions to or deletions from share registers, and agreements for stock options.

3.5 Withholding. Each of New Pacific, Whitehorse and the Depositary will be entitled to deduct and withhold from any cash payment or any issue, transfer or distribution of New Pacific Shares or Spin-Out Shares made pursuant to this Plan of Arrangement such amounts as may be required to be deducted and withheld pursuant to the Tax Act or any other applicable law, and any amount so deducted and withheld will be deemed for all purposes of this Plan of Arrangement to be paid, issued, transferred or distributed to the person entitled thereto under the Plan of Arrangement, provided such amount is remitted to the appropriate governmental authority. Without limiting the generality of the foregoing, any New Pacific Shares or Spin-Out Shares so deducted and withheld may be sold on behalf of the person entitled to receive them for the purpose of generating cash proceeds, net of brokerage fees and other reasonable expenses, sufficient to satisfy all remittance obligations relating to the required deduction and withholding, and any cash remaining after such remittance will be paid to the person forthwith.

3.6 U.S. Securities Law Matters. The Court is advised that the Arrangement will be carried out with the intention that the New Pacific Shares issued and Spin-Out Shares distributed by New Pacific on completion of the Arrangement will be issued and distributed, respectively, in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act.

ARTICLE 4

CERTIFICATES

4.1 New Pacific Class A Shares. Recognizing that the New Pacific Existing Shares will be re-named and re-designated as New Pacific Class A Shares pursuant to Section 3.1(b) of this Plan of Arrangement and that the New Pacific Class A Shares will be exchanged for New Pacific Shares pursuant to Section 3.1(d) of this Plan of Arrangement, New Pacific will not issue replacement share certificates representing the New Pacific Class A Shares.

4.2 Spin-Out Share Certificates. As soon as practicable following the Effective Date, Whitehorse will deliver or cause to be delivered to the Depositary certificates representing the Spin-Out Shares of which each former registered holder of New Pacific Existing Shares will be the registered holder of in accordance with the provisions of Section 3.1(d) of this Plan of Arrangement, which certificates will be held by the Depositary as agent and nominee for such holders for distribution thereto in accordance with the provisions of Section 6.1 of this Plan of Arrangement.

4.3 New Pacific Share Certificates. As soon as practicable following the Effective Date, New Pacific will deliver or cause to be delivered to the Depositary certificates representing the New Pacific Shares issued to former registered holders of New Pacific Existing Shares in accordance with the provisions of Section 3.1(d) of this Plan of Arrangement, which certificates will be held by the Depositary as agent and nominee for such holders for distribution thereto in accordance with the provisions of Section 6.1 of this Plan of Arrangement.

4.4 Option Grant Agreements. Any grant agreement, certificate or other documentation previously evidencing an Option shall, following the effective time of Section 3.1(f) of this Plan of Arrangement, evidence and be deemed to evidence a Replacement Option without any further action required of New Pacific or the holder thereof.

ARTICLE 5

RIGHTS OF DISSENT

5.1 Dissent Right. Registered holders of New Pacific Existing Shares may exercise Dissent Rights with respect to their New Pacific Existing Shares in connection with the Arrangement pursuant to the Interim Order and in the manner set forth in the Dissent Procedures, as they may be amended by the Interim Order, Final Order or any other order of the Court, and provided that such dissenting New Pacific Shareholder delivers a written notice of dissent to New Pacific at least two Business Days before the day of the Meeting or any adjournment or postponement thereof.

5.2 Dealing with Dissent Shares. New Pacific Shareholders who duly exercise Dissent Rights with respect to their Dissent Shares and who:

(a) are ultimately entitled to be paid fair value for their Dissent Shares will be deemed to have transferred their Dissent Shares to New Pacific for cancellation as of the effective time of Section 3.1(a) of this Plan of Arrangement; or

(b) for any reason are ultimately not entitled to be paid for their Dissent Shares, will be deemed to have participated in the Arrangement on the same basis as a non- dissenting New Pacific Shareholder and will be entitled to receive only the securities contemplated in Section 3.1 hereof that such New Pacific Shareholder would have received pursuant to the Arrangement if such New Pacific Shareholder had not exercised Dissent Rights, but in no case will New Pacific be required to recognize such persons as holding New Pacific Existing Shares on or after the Effective Date.

5.3 Reservation of Spin-Out Shares. If a New Pacific Shareholder exercises Dissent Rights, New Pacific will, on the Effective Date, set aside and not distribute that number of whole Spin-Out Shares which are attributable to the New Pacific Existing Shares for which Dissent Rights have been exercised. If such dissenting New Pacific Shareholder is ultimately not entitled to be paid for their Dissent Shares, New Pacific will distribute to such dissenting New Pacific Shareholder his, her or its pro rata portion of the Spin-Out Shares. If such dissenting New Pacific Shareholder duly complies with the Dissent Procedures and is ultimately entitled to be paid for their Dissent Shares, then New Pacific will retain the portion of the Spin-Out Shares attributable to such dissenting New Pacific Shareholder and such Spin- Out Shares shall be surrendered by New Pacific to Whitehorse (free and clear of all Encumbrances) for cancellation without any payment or repayment of capital in respect thereof, and upon such surrender, New Pacific shall be removed from the register of holders of Whitehorse Shares maintained by or on behalf of Whitehorse.

ARTICLE 6

DELIVERY OF SHARES

6.1 Delivery of Shares.

(a) Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding New Pacific Existing Shares, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder following the Effective Time, a certificate representing the New Pacific Shares and a certificate representing the Spin-Out Shares that such holder is entitled to receive in accordance with Section 3.1(d) of this Plan of Arrangement.

(b) After the Effective Time and until surrendered for cancellation as contemplated by Section 6.1(a) of this Plan of Arrangement, each certificate that immediately prior to the Effective Time represented one or more New Pacific Existing Shares will be deemed at all times to represent only the right to receive in exchange therefor a certificate representing the New Pacific Shares and a certificate representing the Spin-Out Shares that such holder is entitled to receive in accordance with Section 3.1(d) of this Plan of Arrangement.

6.2 Lost Certificates. If any certificate that immediately prior to the Effective Time represented one or more outstanding New Pacific Existing Shares that were exchanged for New Pacific Shares and Spin-Out Shares in accordance with Section 3.1(d) of this Plan of Arrangement, will have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, the New Pacific Shares and Spin-Out Shares that such holder is entitled to receive in accordance with Section 3.1(d) of this Plan of Arrangement. When authorizing such delivery of New Pacific Shares and Spin-Out Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom such securities are to be delivered will, as a condition precedent to the delivery of such New Pacific Shares and Spin-Out Shares give a bond satisfactory to New Pacific, Whitehorse and the Depositary in such amount as New Pacific, Whitehorse and the Depositary may direct, or otherwise indemnify New Pacific, Whitehorse and the Depositary in a manner satisfactory to New Pacific, Whitehorse and the Depositary, against any claim that may be made against New Pacific, Whitehorse or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and will otherwise take such actions as may be required by the Articles of New Pacific.

6.3 Distributions with Respect to Unsurrendered Certificates. No dividend or other distribution declared or made after the Effective Time with respect to New Pacific Shares or Spin-Out Shares with a record date after the Effective Time will be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding New Pacific Existing Shares unless and until the holder of such certificate will have complied with the provisions of Section 6.1 or Section 6.2 of this Plan of Arrangement, as applicable. Subject to applicable law and to Section 3.5 of this Plan of Arrangement, at the time of such compliance, there will, in addition to the delivery of the New Pacific Shares and Spin- Out Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such New Pacific Shares and/or Spin-Out Shares, as applicable.

6.4 Limitation and Proscription. To the extent that a former holder of New Pacific Existing Shares will not have complied with the provisions of Section 6.1 or Section 6.2 of this Plan of Arrangement, as applicable, on or before the date that is six years after the Effective Date (the "Final Proscription Date"), then the New Pacific Shares and Spin-Out Shares that such former holder was entitled to receive will be automatically cancelled without any repayment of capital in respect thereof and the New Pacific Shares and Spin-Out Shares to which such former holder of New Pacific Existing Shares was entitled, will be delivered to Whitehorse (in the case of the Whitehorse Shares) or New Pacific (in the case of the New Pacific Shares) by the Depositary and certificates representing such New Pacific Shares and Spin-Out Shares will be cancelled by New Pacific and Whitehorse, as applicable, and the interest of the former holder of New Pacific Existing Shares in such New Pacific Shares and Spin-Out Shares or to which it was entitled will be terminated as of such Final Proscription Date.

6.5 Paramountcy. From and after the Effective Time: (i) this Plan of Arrangement will take precedence and priority over any and all New Pacific Existing Shares, Options and RSUs issued or granted prior to the Effective Time; and (ii) the rights and obligations of the registered holders of New Pacific Existing Shares and of New Pacific, Whitehorse, the Depositary and any transfer agent or other depositary therefor, will be solely as provided for in this Plan of Arrangement.

ARTICLE 7

AMENDMENTS & WITHDRAWAL

7.1 Amendments. New Pacific, in its sole discretion, reserves the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is filed with the Court and, if made following the Meeting, approved by the Court.

7.2 Amendments Made Prior to or at the Meeting. Any amendment, modification or supplement to this Plan of Arrangement may be proposed by New Pacific at any time prior to or at the Meeting with or without any prior notice or communication, and if so proposed and accepted by the New Pacific Shareholders voting at the Meeting, will become part of this Plan of Arrangement for all purposes.

7.3 Amendments Made After the Meeting. Any amendment, modification or supplement to this Plan of Arrangement may be proposed by New Pacific after the Meeting but prior to the Effective Time and any such amendment, modification or supplement which is approved by the Court following the Meeting will be effective and will become part of the Plan of Arrangement for all purposes. Notwithstanding the foregoing, any amendment, modification or supplement to this Plan of Arrangement may be made following the granting of the Final Order unilaterally by New Pacific, provided that it concerns a matter which, in the reasonable opinion of New Pacific, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any holder of New Pacific Existing Shares.

7.4 Withdrawal. Notwithstanding any prior approvals by the Court or by New Pacific Shareholders, the Board of Directors may decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to the Effective Time, without further approval of the Court or the New Pacific Shareholders.

SCHEDULE "E"

INTERIM ORDER

(attached)

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

AUG 2 7 2020

ENTERED

NO: S-208520
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 291 OF THE *BUSINESS CORPORATIONS ACT*, S.B.C. 2002, c. 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING NEW PACIFIC METALS CORP., ITS SECURITY HOLDERS, AND WHITEHORSE GOLD CORP.

NEW PACIFIC METALS CORP.

PETITIONER

ORDER MADE AFTER APPLICATION

BEFORE	MASTER MUIR.	August 27, 2020

ON THE APPLICATION of the Petitioner, New Pacific Metals Corp. (the "Petitioner" or "New Pacific"), without notice, for an interim order (the "Interim Order") for advice and directions pursuant to the Petition filed on August 25, 2020, coming on for hearing by telephone at 800 Smithe Street, Vancouver, British Columbia on August 27, 2020, and on hearing Alexandra Andrisoi, counsel for New Pacific, and upon reading the materials filed;

THIS COURT ORDERS THAT:

1. the Petitioner be permitted to convene, hold and conduct a special meeting of its registered holders of common shares (the "New Pacific Shareholders"), to be held at 9:00 a.m. (Vancouver Time) on September 30, 2020 in Vancouver, British Columbia at Suite 1750 – 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1 (the "Meeting");

2. at the Meeting, New Pacific Shareholders will consider and, if deemed advisable, pass, with or without variation, a special resolution (the "Arrangement Resolution"),

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authorizing, approving and agreeing to adopt a plan of arrangement (the "Plan of Arrangement") involving the Petitioner and Whitehorse Gold Corp. (the "Arrangement") as described in the Plan of Arrangement attached as part of Exhibit "A" to the Affidavit of Mark Cruise, sworn on August 25, 2020;

3. the Meeting shall be called, held and conducted in accordance with the provisions of the *Business Corporations Act* (British Columbia) (the "BCBCA"), the Articles of New Pacific, and will be subject to the terms of this Interim Order and any further Order of the Court.

4. the following information (collectively the "Meeting Materials"):

   (a) the Notice of the Meeting; and

   (b) the management information circular of New Pacific (the "Circular") and the appendices to the Circular,

in substantially the same form annexed as Exhibit "A" of the Affidavit of Mark Cruise sworn on August 25, 2020, with such amendments and inclusions thereto as counsel for the Petitioner may advise are necessary or desirable, provided that such amendments and inclusions are not inconsistent with the terms of this Order, will be mailed by prepaid ordinary mail or sent by electronic mail or other electronic transmission:

   (a) to the New Pacific Shareholders at their registered address as they appear on the books of the Petitioner at the close of business on August 20, 2020, being the record date for the determination of New Pacific Shareholders entitled to notice of the Meeting;

which mailing or delivery will occur at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing and excluding the date of the Meeting, and that service of the Meeting Materials as herein described, will constitute good and sufficient service of such Meeting Materials, upon all who may wish to appear in these proceedings, and no other service need be made, and such service will be effective on the

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fifth day after the said Meeting Materials are mailed or, if sent by facsimile or other electronic transmission, on the date of said transmission.

5. the accidental omission to give the Meeting Materials to, or the non-receipt of such notices by, one or more of the persons specified herein, will not invalidate any resolution passed or proceedings taken at the Meeting.

6. the Chair of the Meeting (the "Chair") will be an officer, director or legal counsel of the Petitioner or such other person as may be appointed by the New Pacific Shareholders for that purpose.

7. the Chair is at liberty to call on the assistance of legal counsel to the Petitioner at any time and from time to time, as the Chair may deem necessary or appropriate during the Meeting, and such legal counsel is entitled to attend the Meeting for this purpose.

8. each registered New Pacific Shareholder will have the right to dissent in respect of the Arrangement Resolution in accordance with the provisions of sections 237 to 247 of the BCBCA, as modified by the terms of this Interim Order and the Plan of Arrangement.

9. registered New Pacific Shareholders will be the only shareholders of New Pacific entitled to exercise rights of dissent. A beneficial holder of common shares of New Pacific (the "New Pacific Shares") registered in the name of a broker, custodian, trustee, nominee or other intermediary who wishes to dissent must make arrangements for the registered holder of such New Pacific Shares to dissent on behalf of the beneficial holder of such New Pacific Shares or, alternatively, make arrangements to become a registered New Pacific Shareholder.

10. notice to New Pacific Shareholders of their dissent rights with respect to the Arrangement Resolution and their right to receive, subject to the provisions of the BCBCA and the Arrangement, the fair value of their New Pacific Shares will be given by including information with respect to this right in the Circular to be sent to the New Pacific Shareholders in accordance with this Interim Order.

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11. subject to further order of this Court, the rights available to the New Pacific Shareholders under the BCBCA and the Plan of Arrangement to dissent from the Arrangement will constitute full and sufficient dissent rights for the New Pacific Shareholders with respect to the Arrangement.

12. the Meeting may be adjourned or postponed for any reason upon the approval of the Chair, and if the Meeting is adjourned or postponed, it will be reconvened or held at a place and time to be designated by the Chair. The Meeting may be adjourned without the necessity of first convening the Meeting or obtaining any vote of New Pacific Shareholders respecting such adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements will be given by news release, newspaper advertisement, or by notice sent to New Pacific Shareholders by one of the methods specified in paragraph 4 of this Interim Order. The record date will remain August 20, 2020 and will not change in respect of adjournments or postponements of the Meeting.

13. the quorum required at the Meeting will be the quorum required by the Articles of the Petitioner.

14. in accordance with the BCBCA votes required to adopt the Arrangement Resolution at the Meeting will be the affirmative vote of not less than 66⅔% of the votes cast by the New Pacific Shareholders in person or by proxy on the Arrangement Resolution at the Meeting on the basis of one vote per New Pacific Share held.

15. an officer or director of New Pacific will, in due course, file with the Court affidavit(s) verifying the actions taken and the decisions reached by the New Pacific Shareholders at the Meeting with respect to the Arrangement.

16. the only persons entitled to notice of or vote at the Meeting or any adjournment(s) or postponement(s) thereof either in person or by proxy will be the New Pacific Shareholders as at the close of business on August 20, 2020 and the directors and auditors of the Petitioner.

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17. the Petitioner be at liberty to serve the Meeting Materials on persons outside the jurisdiction of this Honourable Court in the manner specified herein.

18. unless the directors of the Petitioner by resolution determine to abandon the Arrangement, the Application for the Final Order (the "Final Application") will be set down for hearing before the presiding Judge in Chambers at the Courthouse at 800 Smithe Street, Vancouver, British Columbia on October 2, 2020 at 9:45 a.m. (Vancouver time) or at such other date and time as this Court may direct, and that, upon approval of the Arrangement Resolution at the Meeting in the manner set forth in this Interim Order, the Petitioner be at liberty to proceed with the Final Application on such date.

19. any New Pacific Shareholder or other party receiving notice of the Meeting, may appear at the Final Application provided that such person will file a Response to the Petition filed herein, in the form prescribed by the Rules of Court of the Supreme Court of British Columbia, and deliver a copy of the filed Response to counsel for the Petitioner at the address set out below, on or before 4:00 p.m. (Vancouver time) on September 25, 2020, or as the Court may otherwise direct.

Bennett Jones LLP
Suite 2500 – 666 Burrard Street
Vancouver, BC V6C 2X8
Telephone: (604) 891-7500
Attention: Alexandra Andrisoi
Lawyers for New Pacific Metals Corp.

20. subject to other provisions in this Interim Order no material other than that contained in the Meeting Materials need be served on any persons in respect of these proceedings.

21. if the Final Application is adjourned, only those persons who have filed and delivered a Response to the Petition in accordance with this Interim Order need to be served and provided with notice of the adjourned date.

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22. the provisions of Rule 8-1 (apart from the requirement for an Application Record) and 16-1 be hereby dispensed with for the purposes of any further application to be made pursuant to this Petition.

23. the Petitioner is authorized to make such amendments, revisions or supplements to the Plan of Arrangement in accordance with the Arrangement Agreement without any additional notice to the New Pacific Shareholders, and the Plan of Arrangement as so amended, revised and supplemented will be the Plan of Arrangement submitted to the Meeting, and the subject of the Arrangement Resolution.

24. the Petitioner and the New Pacific Shareholders, directors and auditors will, and hereby do, have liberty to apply for such further Orders as may be appropriate.

25. to the extent of any inconsistency or discrepancy between this Interim Order and the Circular, BCBCA, applicable securities laws or the Articles of New Pacific, this Interim Order will govern.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

____

Signature of lawyer for the Petitioner
Alexandra Andrisoi

BY THE COURT

____

Registrar

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CHECKED

SCHEDULE "F"

DISSENT PROVISIONS OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Definitions and application

237 (1) In this Division:

"dissenter" means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

"notice shares" means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

"payout value" means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d) in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles

(i) to alter restrictions on the powers of the company or on the business the company is permitted to carry on,

(ii) without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company's community purposes within the meaning of section 51.91, or

(iii) without limiting subparagraph (i), in the case of a benefit company, to alter the company's benefit provision;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution;

(h) in respect of any court order that permits dissent.

(1.1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent under section 51.995 (5) in respect of a resolution to alter its notice of articles to include or to delete the benefit statement.

(2) A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for

(i) the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c) dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) Provide to the company a separate waiver for

(i) the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and

(b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution,

(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) or (1.1) must,

(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i) the date on which the shareholder learns that the resolution was passed, and

(ii) the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a) on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3)

(b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i) the name and address of the beneficial owner, and

(ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i) the date on which the company forms the intention to proceed, and

(ii) the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a) be dated not earlier than the date on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the company to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and

(c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a) the dissenter is deemed to have sold to the company the notice shares, and

(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1)A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c) make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter's notice shares, or

(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or

(b) the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company;

(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purport

SCHEDULE "G"

WHITEHORSE GOLD CORP. FOLLOWING THE ARRANGEMENT

The following describes the proposed business of Whitehorse following the completion of the Arrangement, and should be read together with this Circular. Except where the context otherwise requires, all of the information contained in this Schedule "G" is made on the basis that the Arrangement has been completed as described in the Circular. This Schedule "G" is qualified in its entirety by, and should be read together with, the detailed information contained or referred to elsewhere, or incorporated by reference, in the Circular and applicable Schedules.

Capitalized words used in this Schedule "G" and not otherwise defined shall have the meaning ascribed to such terms in the Circular.

FORWARD LOOKING STATEMENTS

This Schedule "G" includes and incorporates statements that constitute forward-looking statements. All forward- looking statements included in or incorporated by reference into this Schedule "G" are qualified in their entirety by the cautionary statements described in this Circular under the heading "Forward Looking Statements". The forward- looking statements contained herein are made as of the date of this Circular and, except as required by applicable law, neither the Company nor Whitehorse undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Readers are cautioned that the actual results achieved will vary from the information provided herein and that such variations may be material. Consequently, there are no representations by the Company or Whitehorse that actual results achieved will be the same in whole or in part as those set out in the forward-looking statements.

CORPORATE STRUCTURE

Whitehorse was incorporated as "Whitehorse Gold Corp." on November 27, 2019 under the BCBCA. Its head office and registered office is located at Suite 1750 – 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1. Whitehorse has one wholly-owned subsidiary: Tagish Lake. Tagish Lake was formed on November 30, 2000 under the BCBCA as a result of an amalgamation between Omni Resources Inc. and Trumpeter Yukon Gold Inc.

Whitehorse is currently a wholly-owned subsidiary of the Company. Following the Arrangement and the distribution of the Spin-Out Shares by the Company to the Shareholders, Whitehorse will no longer be a wholly-owned subsidiary of the Company and Whitehorse will be owned by the Shareholders and the participants in the Whitehorse Financing. Assuming the Whitehorse Financing is fully subscribed, the Shareholders will own approximately 40% of Whitehorse and the participants in the Whitehorse Financing will own approximately 60% of Whitehorse (without accounting for the fact that certain Shareholders will also be participants in the Whitehorse Financing).

DESCRIPTION OF THE BUSINESS

Whitehorse was incorporated on November 27, 2019. Whitehorse entered into the Share Exchange Agreement with the Company, pursuant to which Whitehorse became the holder of all of the issued and outstanding shares of Tagish Lake on February 12, 2020. Since such date, Whitehorse has been working towards recommencing activities at the Tagish Lake Gold Project, which is 100% owned by Tagish Lake.

The Tagish Lake Gold Project will be considered Whitehorse's material property. The Tagish Lake Gold Project lies in the south western portion of the Yukon, Canada, approximately 55 km south of Whitehorse, Yukon. The land package consists of 1,051 mineral claims covering approximately 170km2. Upon completion of the Arrangement, Whitehorse intends to focus on further exploration and development of the Tagish Lake Gold Project.

Details regarding the business of Tagish Lake for the last three completed financial years are further described in the Tagish Lake Audited Financial Statements and MD&A attached to the Circular as Schedule "H".

Other than the Arrangement, the Whitehorse Financing and listing of the Whitehorse Shares on the TSX-V, Whitehorse does not expect there to be any material changes in Whitehorse's business during the current financial year.

Whitehorse Financing

The Whitehorse Financing involves the private placement of up to 30,000,000 Whitehorse Shares for gross proceeds of up to $9 million. The Whitehorse Financing is being conducted in connection with the Arrangement, and, if approved by Disinterested Shareholders at the Meeting and all conditions to the Whitehorse Financing are satisified, will close prior to the Effective Time. The Arrangement is conditional on the completion of the Whitehorse Financing. Up to an aggregate of 743,333 Whitehorse Shares are being purchased by the following directors and officers of Whitehorse for gross proceeds of up to $223,000: Mark Cruise, Lorne Waldman, Kevin Weston, Jean Zhang and Steve Stakiw. In connection with the Whitehorse Financing, Whitehorse does not currently expect to pay any finder's fees or similar commissions. The Whitehorse Shares issued in the Whitehorse Financing will be subject to any applicable TSX-V escrow requirements and hold periods under applicable Canadian securities laws. See "Particulars of the Matters to be Acted Upon – Whitehorse Financing" for further details.

Specialized Skill and Knowledge

All aspects of Whitehorse's business activities require specialized skills and knowledge. Such skills and knowledge include the fields of geology, mining, metallurgy, engineering, environment issues, permitting, social issues, and accounting. Competition in the resource mining industry has made it more difficult to locate and retain competent employees in such fields.

Competitive Conditions

Competition in the mineral exploration industry is intense. Whitehorse competes with other mining companies, many of which have greater financial resources and technical facilities for the acquisition and development of mineral concessions, claims, leases and other interests, as well as for the recruitment and retention of qualified employees and consultants.

Business Cycles

The mining business is subject to mineral price and investment climate cycles. The marketability of minerals is also affected by worldwide economic and demand cycles. In recent years, the significant demand for minerals in some countries has driven increased commodity process. It is difficult to assess if the current commodity prices are long- term trends, and there is uncertainty as to the recovery, or otherwise, of the world economy. If the global conditions weaken and commodity prices decline as a consequence, a continuing period of lower prices could significantly affect the economic potential of the Tagish Lake Gold Project.

Economic Dependence

Whitehorse's business is not substantially dependent on any contract such as a contract to see the major part of its products or services or to purchase the major part of its requirements for goods, services or raw materials, or on any franchise, license or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends.

Bankruptcy and Similar Procedures

There is no bankruptcy, receivership or similar proceedings against Whitehorse, nor is Whitehorse aware of any such pending or threatened proceedings. There have not been any voluntary bankruptcy, receivership or similar proceedings by Whitehorse since inception or currently proposed for the current financial year.

Employees

Whitehorse currently has 4 employees. Upon completion of the Arrangement, Whitehorse expects to have approximately 4 employees.

Tagish Lake Gold Project

The Tagish Lake Gold Project Technical Report, prepared by Ronald G. Simpson, P. Geo of GeoSim Services Inc., is the most recent technical report prepared for the Tagish Lake Gold Project in accordance with NI 43-101. The disclosure set out below regarding the Tagish Lake Gold Project is based on, without material modification or revision, the disclosure in Tagish Lake Gold Project Technical Report, which has been incorporated by reference into this Circular. The Tagish Lake Gold Project Technical Report is available for review under the Company's SEDAR profile at www.sedar.com. The Tagish Lake Gold Project Technical Report contains more detailed information and qualifications than are set out below and readers are encouraged to review the Tagish Lake Gold Project Technical Report. This summary is subject to all of the assumptions, information and qualifications set forth therein.

The Tagish Lake Gold Project is located in south western Yukon Territory, Canada, approximately 55 kilometers south of the territory's capital city, Whitehorse. The approximately 170km2 property consists of 1,051 full or fractional quartz mining claims and 3 crown grants which encompass the Skukum Creek gold-silver prospect, the Goddell gold prospect, and the past-producing Mt. Skukum gold mine. The Tagish Lake Gold Project is directly held by Tagish Lake. In September 2010, the Company completed the acquisition of a 100% interest in Tagish Lake through a court- approved plan of arrangement under the BCBCA. Tagish Lake is currently a wholly-owned subsidiary of Whitehorse, which in turn is a wholly owned subsidiary of the Company. Following completion of the Arrangement, Tagish Lake will remain a wholly-owned subsidiary of the Company.

The Tagish Lake Gold Project can be accessed by all-weather road from Whitehorse, Yukon Territory. Alternatively, the Tagish Lake Gold Project can be reached by helicopter from the Whitehorse Airport, which is 55 kilometers to the north-northwest of the Tagish Lake Gold Project.

The Tagish Lake Gold Project is situated on the boundary between the Jurassic andesites and siliciclastic rocks of the Stikine Terrane and Paleozoic gneisses of the Nisling Terrane. This package is intruded by the late Triassic to Jurassic Bennett Granite and Cretaceous intrusions of the Coast Plutonic Complex which includes: the Mt. McNeil granodiorite, the Mt. Ward granite and Carbon Hill quartz monzonite. Intermediate Cretaceous volcanic rocks of the Mt. Nansen Group deposited approximately coeval with the Coast Plutonic Complex, are present at the Tagish Lake Gold Project east of the Wheaton River. These rocks are separated from the late Paleocene to early Eocene rocks of the Mount Skukum volcanic complex, which outcrop in the northwestern part of the property, by east- to northeast- trending structures.

Three deposit types at the Tagish Lake Gold Project are typically structurally controlled gold±silver±base metal bearing veins, vein breccias or mylonites. The Mt. Skukum deposit is a structurally controlled epithermal gold deposit hosted in Eocene volcanics. Low temperature auriferous quartz-calcite-adularia veins occur along brittle fractures and faults with little shearing, and appear to be formed at shallow levels. The Skukum Creek deposit is a structurally controlled, polymetallic gold-silver, deep epithermal vein deposit hosted in Mid-Cretaceous Mt. McNeil granodiorite. In the Skukum Creek area, zones of mineralization are hosted primarily by a series of linked, northeast-trending faults that may represent splays off the Berney Creek fault system. The Goddell deposit is a structurally controlled shearhosted gold deposit. Mineralization is associated with altered andesite dykes within the shear zone. The shear zone is located within Mid-Cretaceous Carbon Hill granodiorites.

A considerable amount of historical exploration, including diamond drilling and underground exploration, has been undertaken at the Tagish Lake Gold Project. Historical exploration consisted of surface geological surveys, geochemical surveys, ground and airborne geophysical surveys, trenching, and surface and underground drilling. Approximately 121,000m was drilled in more than 910 holes, and 7,630 metres of underground drifting and crosscutting were developed, mainly at Mt. Skukum, Skukum Creek and Goddell.

In 2011, the Company undertook an exploration program consisting of digital data compilation; surface geochemical sampling, surface geological mapping, supplementary core sampling of historical drill holes, surface and underground diamond drilling, metallurgical testwork, rehabilitation of underground workings and camp upgrades. A total of 51 diamond drill holes totaling 12,487.77 metres were completed at various deposits and prospects at the Tagish Lake Gold Project, including Mt. Skukum (Lake Zone), Skukum Creek and Goddell.

As part of the preparation for a current resource estimate of the Lake Zone, Skukum Creek and Goddell, drill core verification samples confirmed the presence of gold and silver mineralization with comparable grades to those reported historically for the Lake Zone, and for samples collected by the Company during the 2011 diamond drilling exploration. Current resource estimates for the Mt. Skukum (Lake Zone), Skukum Creek and Goddell have been prepared by GeoSim Services, Inc. using all available exploration data, up to and including the results of the Company's 2011 exploration program. The current resource estimates, using a 3 g/t gold or 3 g/t gold-equivalent cut- off, are summarized below:

• Mt. Skukum (Lake Zone):

o Inferred Mineral Resource of 90,500 tonnes at 9.51 g/t Au equivalent;

• Skukum Creek:

o Indicated Mineral Resource of 1,086,800 tonnes at 8.73 g/t Au equivalent; and,

o Inferred Mineral Resource of 586,000 tonnes at 6.83 g/t Au equivalent.

• Goddell Gully:

o Indicated Mineral Resource of 329,700 tonnes at 8.13 g/t Au; and,

• Inferred Mineral Resource of 483,900 tonnes at 7.13 g/t Au.

The selected base case cut-off grade of 3.0 g/t gold or gold equivalent is considered to be generally consistent with the economic cut-off for other mineral deposits of similar characteristics, scale and location (using metal prices of US$1,300 per ounce Au and US$26 per ounce Ag). The effective date for the foregoing resource estimates is July 16, 2012.

AVAILABLE FUNDS AND PRINCIPAL PURPOSES

Available Funds

As part of the Arrangement, Whitehorse intends on completing the Whitehorse Financing. Pursuant to the Whitehorse Financing, Whitehorse will issue up to 30,000,000 Whitehorse Shares at a price of $0.30 per Whitehorse Share for gross proceeds of up to $9 million. Whitehorse does not currently expect to pay any type of finders' fee in connection with the Whitehorse Financing.

As a result of the Whitehorse Financing, following completion of the Arrangement, it is anticipated that Whitehorse will have total available funds of up to $5.4 million after repayment of the New Pacific-Whitehorse Debt. The New Pacific-Whitehorse Debt was incurred by Whitehorse in connection with the Share Exchange Agreement and funds provided by the Company to Whitehorse for purposes of interim working capital. Following closing of the Arrangement and Whitehorse Financing, Whitehorse is expected to have working capital of approximately $5.4 million.

Principal Purposes

The following table summarizes the expenditures anticipated by Whitehorse required to achieve its business objectives during the 12 months following completion of the Arrangement:

Principal Purpose	Cost
Exploration, Development and Social Programs (2020-2021)	$4.0 million
Expenses Relating to the Arrangement and Whitehorse Financing Not Borne by the Company	$0.31 million
Working Capital and General Corporate Purposes	$0.98 million
TOTAL	$5.29 million

Whitehorse intends to spend the funds available to it as stated in the table above. However, there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary for Whitehorse to achieve its objectives or to pursue other opportunities that management believes are in the interests of Whitehorse. If the Whitehorse Financing is completed for gross proceeds of less than $6 million, Whitehorse will spend the funds in the manner set out above, adjusted for such lower amount of gross proceeds in the manner determined by Whitehorse management. See "Risk Factors – Risks Relating to Whitehorse's Business" in this Schedule "G".

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSES

The following selected financial information and management's discussion and analysis should be read in conjunction with the Tagish Lake Audited Financial Statements and MD&A attached as Schedule "H" to the Circular, the Whitehorse Audited Financial Statements and MD&A attached as Schedule "I" to the Circular, and the Whitehorse Pro-forma Financial Statements attached as Schedule "J" to the Circular.

From the incorporation
on November 27, 2019 to
June 30, 2020
Operating expenses	$(138,323)
Impairment reversal of mineral property interests	$11,714,944
Comprehensive income for the period	$11,496,896
Total Assets	$12,269,831
Total Liabilities	$3,632,387

Net income of Whitehorse for the period from incorporation on November 27, 2019 to June 30, 2020 was $11,496,896, which mainly resulted from the impairment reversal of Tagish Lake Gold Project and offset by operating expense and interest expense.

Operating expenses for the period from incorporation on November 27, 2019 to June 30, 2020 were $138,323. Items included in operating expenses were as follows:

(i) Professional fees for the period were $9,010 related to the establishment of Whitehorse and spin-out related services with the Company, including the share exchange and promissory note arrangements.

(ii) Salaries and benefits expense for the period were $98,741.

(iii) Office and administration expenses for the period were $29,829.

Impairment reversal of mineral property interests for the period from incorporation on November 27, 2019 to June 30, 2020 was $11,714,944 related to the Tagish Lake Gold Project. Interest expense for the period from incorporation on November 27, 2019 to June 30, 2020 was $79,754 related to interests for the promissory note of $3,500,000 due to the Company at an annual interest rate of 6%.

DESCRIPTION OF SHARE CAPITAL

Whitehorse is authorized to issue an unlimited number of Whitehorse Shares. The holders of Whitehorse Shares are entitled to one vote per share at all meetings of Whitehorse Shareholders. The Whitehorse Shares are also entitled to dividends, if and when declared by the Whitehorse Board, and to the distribution of the residual assets of Whitehorse in the event of the liquidation, dissolution or winding-up of Whitehorse.

DIVIDEND POLICY

Whitehorse has not paid any dividends since its incorporation. Whitehorse does not anticipate paying any dividends in the short-term. Any decision to pay dividends on the Whitehorse Shares in the future will be made by the Whitehorse Board in its discretion on the basis of earnings, financial requirements, business objectives and opportunities and such other factors and conditions as it may consider relevant at such time. See "Risk Factors – Risks Relating to Whitehorse's Business" in this Schedule "G".

EQUITY PLAN DESCRIPTIONS AND INFORMATION

On July 2, 2020, the Whitehorse Board approved the Whitehorse Option Plan, a summary of which is described below. The Whitehorse Option Plan will be subject to approval of the Whitehorse Shareholders at the next scheduled meeting of Whitehorse Shareholders following completion of the Arrangement, as well as the requirements of the TSX-V in connection with Whitehorse's listing application and if Whitehorse is listed on the TSX-V.

The Whitehorse Option Plan was established to attract and retain employees, consultants, officers or directors to Whitehorse and to motivate them to advance the interests of Whitehorse by affording them with the opportunity to acquire an equity interest in Whitehorse. The Whitehorse Option Plan will be administered by the directors and the Compensation Committee.

The following information is intended as a brief description of the Whitehorse Option Plan and is qualified in its entirety by the full text of the Whitehorse Option Plan attached as Schedule "Q".

The Whitehorse Option Plan provides for the following terms and restrictions of stock option grants:

(a) Directors, officers, employees and consultants of Whitehorse or any of its subsidiaries are eligible to receive grants of options under the Whitehorse Option Plan.

(b) The maximum number of Whitehorse Shares issuable under the Whitehorse Option Plan, together with the number of Whitehorse Shares issuable under outstanding options granted otherwise than under the Whitehorse Option Plan, shall not exceed 10% of the issued and outstanding Whitehorse Shares. If a stock option is surrendered, terminated or expires without being exercised, the Whitehorse Shares reserved for issuance pursuant to such stock option shall be available for new stock options granted under the Whitehorse Option Plan.

(c) The aggregate number of Whitehorse issued to insiders in any 12-month period under the Whitehorse Option Plan or any other share compensation arrangements of Whitehorse shall not exceed 10% of the outstanding Whitehorse Shares.

(d) The aggregate number of stock options granted to any one person (and Companies wholly owned by that person) in a 12-month period must not exceed 5% of the issued Whitehorse Shares, calculated on the date a stock option is granted to the person (unless Whitehorse has obtained the requisite disinterested Whitehorse Shareholder approval).

(e) The aggregate number of options granted to any one consultant in a 12-month period must not exceed 2% of the issued Whitehorse Shares, calculated at the date a stock option is granted to the Consultant.

(f) The aggregate number of options granted to all persons retained to provide investor relations activities must not exceed 2% of the issued Whitehorse Shares in any 12-month period, calculated at the date a stock option is granted to any such person. For the purposes of the Whitehorse Option Plan, persons retained to provide investor relations activities shall include any consultant that performs investor relations activities and any employee or director whose role and duties primarily consist of investor relations activities.

(g) Major terms of the Whitehorse Option Plan terms in regards to exercise price, expiry, vesting, assignment, and cessation are as follows:

(i) The exercise price per Whitehorse Share for a stock option shall not be less than the last daily closing price per Whitehorse Share on the TSX-V on the last trading day immediately preceding any grant of stock options on the date of grant;

(ii) Every stock option granted pursuant to this Whitehorse Option Plan shall have a term not exceeding, and shall therefore expire no later than, ten years after the date of grant;

(iii) Pursuant to the policies of the TSX-V, the Whitehorse Board shall determine the manner in which a stock option shall vest and become exercisable;

(iv) No stock option granted under the Whitehorse Option Plan or any right thereunder or in respect thereof shall be transferable or assignable otherwise than by will or pursuant to the laws of succession except that, if permitted by the rules and policies of the TSX-V, an optionee shall have the right to assign any stock option granted to him hereunder to a trust, RRSP, RESP or similar legal entity established by such optionee;

(v) If an officer, employee or consultant is terminated for cause, each stock option held by such optionee shall terminate and shall therefore cease to be exercisable upon such termination for cause;

(vi) If a director, officer, employee or consultant dies prior to the expiry of his stock option, his legal representatives may, within the lesser of one year from the date of the optionee's death or the expiry date of the stock option, exercise that portion of an stock option granted to the director, officer, employee, or consultant under the Whitehorse Option Plan which remains outstanding;

(vii) If a director, officer, employee or consultant ceases to be an eligible person under the Whitehorse Option Plan for any reason whatsoever (other than for termination for cause or death) each stock option held by such party will cease to be exercisable 90 days after the termination date. The Whitehorse Board may extend the date of such termination and the resulting period in which the stock option remains exercisable to a date not exceeding the expiry date; and

(viii) In the event of a change of control, all stock options that are not vested shall vest immediately and automatically without further action by the Whitehorse Board, subject to any restrictions imposed by the TSX-V pursuant to its policies stated herein or otherwise at the time of vesting. Stock options granted to investor relations providers are not eligible for accelerated vesting without prior TSX-V approval.

(h) The Whitehorse Board may amend any stock option with the consent of the affected optionee and the TSX- V, including any shareholder approval as required by the TSX-V. Disinterested Whitehorse Shareholder approval will be obtained for any reduction in the exercise price if the optionee is an insider of Whitehorse at the time of the proposed amendment.

On July 2, 2020, Whitehorse granted the following Whitehorse Options to the following individuals:

Name	Number of Whitehorse Options
Kevin Weston	1,000,000
Steve Stakiw	500,000
Tim Kingsley	500,000
Mark Cruise	350,000
Wanjin Yang	300,000
Lorne Waldman	250,000
Yong-Jae Kim	250,000
Jalen Yuan	125,000
Jean Zhang	125,000
Monica Chen	20,000
Luke Sun	20,000
Sheryl Gao	10,000
Total	3,450,000

The foregoing Whitehorse Options have an exercise price of $0.05 per Whitehorse Share, a term of 10 years, and vest over a 3 year period in 1/6 increments, beginning on the 6-month anniversary following the date of grant, in accordance with the Whitehorse Option Plan. The grant of the foregoing Whitehorse Options, including the terms thereof, will be subject to the review and approval of the TSX-V.

PRIOR SALES

Whitehorse issued one Whitehorse Share on November 27, 2019, which was immediately transferred to the Company. Pursuant to the terms of the Share Exchange Agreement, Whitehorse issued an additional 20,000,000 Whitehorse Shares to the Company on February 12, 2020. On July 2, 2020, Whitehorse granted the Whitehorse Options described above under the heading "Equity Plan Descriptions and Information".

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFERS

To the knowledge of Whitehorse, as of the date of the Circular, no securities of any class of securities of Whitehorse are held in escrow or subject to contractual restrictions on transfer. Whitehorse expects some or all of the Whitehorse Shares issued in the Whitehorse Financing and the Whitehorse Options to be subject to applicable escrow requirements of the TSX-V.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Whitehorse is authorized to issue an unlimited number of Whitehorse Shares. As at the date of this Circular, there was 20,000,001 Whitehorse Shares outstanding, being the Spin-Out Shares. There are no other shares issued or outstanding of any other class.

To the knowledge of the directors and executive officers of Whitehorse, no person, firm or company, will upon completion of the Arrangement and the Whitehorse Financing, beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of Whitehorse other than as set out below.

Name	Number of Shares(1)	Percentage of Outstanding Whitehorse Shares(1)
Silvercorp	11,540,815	23.08%

Note:

(1) After giving effect to the Arrangement and the Whitehorse Financing, assuming that the Whitehorse Financing is fully subscribed and that Silvercorp participates up to the amount set out in the Circular under the heading "Whitehorse Financing – Description".

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets out the names, province or state and country of residence of the directors of Whitehorse, their principal occupations, business or employment within the five preceding years, the date of their appointment as director, and the number of Whitehorse Shares and Whitehorse Options each will beneficially own, directly or indirectly, or over which control or direction is exercised, as at completion of the Arrangement:

			Number of	Number of
Name, province or state			Whitehorse Shares	Whitehorse Options
and country of residence			beneficially owned,	beneficially owned,
and positions, current	Principal occupation for	Date	directly or indirectly,	directly or indirectly,
and former, if any, held			or controlled or	or controlled or
in the Company	last five years	Appointed	directed(3)	directed
Mark Cruise(1)(2)	Current CEO of the	March 4,	333,333	350,000
	Company; Former President	2020
	and CEO of Trevali Mining
	Corp.

Lorne Waldman(1)(2)	Former Corporate Secretary	March 4,	163,131	250,000
	and In-House Legal Counsel	2020
	of Silvercorp

Kevin Weston(1)	Current CEO of Whitehorse;	August 20,	100,000	1,000,000
	Consultant, VP Operations of	2020
	Jaguar Mining Inc. and COO
	at JDS Silver Inc.

Notes:

(1) Proposed member of the Audit Committee.

(2) Proposed member of the Compensation Committee.

(3) After giving effect to the Arrangement and the Whitehorse Financing, assuming that the Whitehorse Financing is fully subscribed and that such director participates up to the amount set out in the Circular under the heading "Whitehorse Financing – Description".

After completion of the Arrangement, the directors of Whitehorse will be elected by the Whitehorse Shareholders at each annual meeting of Whitehorse Shareholders, and will hold office until the next annual meeting of Whitehorse, unless: (i) his or her office is earlier vacated in accordance with the Articles of Whitehorse; or (ii) he or she becomes disqualified to act as a director.

Director and Officer Compensation

The following table sets for all direct and indirect compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by Whitehorse any subsidiary thereof to each officer and each director of Whitehorse, in any capacity, including, for greater certainly, all plan and non-plan compensation, direct and in-direct pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the officer or director for services provided and for services to be provided, directly or indirectly, to Whitehorse or any subsidiary thereof:

Salary,
		consulting		Committee		Value of all
Name		fee,		or meeting	Value of	other	Total
and		retainer or	Bonus	fees	perquisites	compensation	compensation
position	Year	commission ($)	($)	($)	($)	($)	($)

Kevin Weston(1)	2020(2)	Nil	Nil	Nil	Nil	Nil	Nil
CEO and Director

Jean Zhang(3)	2020(2)	Nil	Nil	Nil	Nil	Nil	Nil
CFO and Corporate
Secretary

Tim Kingsley(4)	2020(2)	Nil	Nil	Nil	Nil	Nil	Nil
VP, Exploration

Steve Stakiw(5)	2020(2)	52,500	Nil	Nil	Nil	Nil	52,500
VP, Corporate Affairs

Mark Cruise(6)	2020(2)	Nil	Nil	Nil	Nil	Nil	Nil
Director

Lorne Waldman(7)	2020(2)	Nil	Nil	Nil	Nil	Nil	Nil
Director

Michael Horner(8)	2020(2)	Nil	Nil	Nil	Nil	Nil	Nil
Former President,
CEO and Director

Notes:

(1) Mr. Weston was appointed as CEO effective July 7, 2020 and was appointed as a Director effective August 20, 2020.

(2) The period beginning on the date of Whitehorse's incorporation (November 27, 2019) ending on June 30, 2020.

(3) Ms. Zhang was appointed as CFO effective August 26, 2020.

(4) Mr. Kingsley was appointed VP, Exploration effective July 15, 2020.

(5) Mr. Stakiw was appointed VP, Corporate Affairs effective March 16, 2020

(6) Mr. Cruise was appointed as a Director effective March 4, 2020.

(7) Mr. Waldman was appointed as a Director effective March 4, 2020.

(8) Mr. Horner resigned as: (i) CEO effective July 7, 2020; (ii) President effective August 12, 2020; and (iii) a Director effective August 20, 2020.

Stock Options and Other Compensation Securities

The following table provides a summary of all compensation securities granted or issued to each director and officer by Whitehorse during the most recently completed financial year ended June 30, 2020 for services provided or to be provided, directly or indirectly, to Whitehorse or any of its subsidiaries.

Compensation Securities
		Number of			Closing price of	Closing price of
		compensation			security or	security or
		securities, number		Issue,	underlying	underlying
	Type of	of underlying	Date of	conversion or	security on date of	security at year
Name and	compensation	securities, and	issue or	exercise price	grant	end	Expiry
position	security	percentage of class	grant	($)	($)	($)	date
Kevin Weston	Stock options	1,000,000	July 2,	0.05	N/A(1)	N/A(1)	July 2, 2030
CEO			2020
Jean Zhang	Stock options	125,000	July 2,	0.05	N/A(1)	N/A(1)	July 2, 2030
CFO and			2020
Corporate
Secretary
Tim Kingsley	Stock options	500,000	July 2,	0.05	N/A(1)	N/A(1)	July 2, 2030
VP,			2020
Exploration

Steve Stakiw,	Stock options	500,000	July 2,	0.05	N/A(1)	N/A(1)	July 2, 2030
VP, Corporate			2020
Affairs

Mark Cruise	Stock options	350,000	July 2,	0.05	N/A(1)	N/A(1)	July 2, 2030
Director			2020

Lorne	Stock options	250,000	July 2,	0.05	N/A(1)	N/A(1)	July 2, 2030
Waldman			2020
Director

Note:

(1) The Whitehorse Shares are not currently traded on any public market.

Exercise of Stock Options

No director or officer exercised any compensation securities during the most recently completed financial period ending on June 30, 2020.

Description of Director and Officer Compensation

Compensation of Directors

There are no arrangements under which directors of Whitehorse who were not officers were compensated by Whitehorse or its subsidiaries during the most recently completed financial year end for their services in their capacity as directors or consultants, except as disclosed below.

Termination and Change of Control Benefits

There are no provisions in any contract, agreement, plan or arrangement, that provides for payments to an officer at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control in Whitehorse or a change in the officer's responsibilities, except as disclosed above under the heading "Compensation of Officers".

Oversight and Description of Director and Officer Compensation

Given Whitehorse's status as an early-stage exploration company, the Whitehorse Board does not feel that a compensation committee is required to evaluate compensation. The Whitehorse Board reviews and approves compensation paid to Whitehorse's directors and officers.

Compensation objectives include the following:

• attracting and retaining highly-qualified individuals;

• creating among directors, officers, consultants and employees, a corporate environment which will align their interests with those of the Whitehorse Shareholders; and

• ensuring competitive compensation that is also affordable for Whitehorse.

The compensation program is designed to provide competitive levels of compensation. Whitehorse recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each executive to that executive's level of responsibility. In general, Whitehorse's directors and officers may receive compensation that comprises three components:

• salary, wages or contractor payments;

• stock option grants; and

• bonuses.

The objectives and reasons for this system of compensation are to allow Whitehorse to remain competitive compared to its peers in attracting experienced personnel. The salaries are set on the basis of a review and comparison of salaries paid to executives at similar companies.

Grants of Whitehorse Options are designed to reward directors and officers for success on a similar basis as the Whitehorse Shareholders, although the level of reward provided by a particular stock option grant is dependent upon the volatile stock market.

Any bonuses paid are allocated on an individual basis and are based on review by the Whitehorse Board of the work planned during the year and the work achieved during the year, including work related to mineral exploration, administration, financing, shareholder relations and overall performance. The bonuses are paid to reward work done above the base level of expectations set by the base salary, wages or contractor payments.

As a junior mineral exploration company, Whitehorse remains at risk of losing qualified personnel to companies with greater financial resources and it attempts to mitigate this risk wherever possible through appropriate written contracts.

Option-Based Awards

The Whitehorse Option Plan is used to attract, retain and incentivize qualified and experienced personnel. The Whitehorse Option Plan is an important part of Whitehorse's long-term incentive strategy for its officers, as well as for other persons eligible to receive grants of Whitehorse Options thereunder, permitting them to participate in any appreciation of the market value of Whitehorse Shares over a stated period of time. The Whitehorse Option Plan is designed to foster a proprietary interest in stock ownership, and to reinforce a commitment to Whitehorse's long-term growth, performance and success as well as increasing shareholder value. See "Equity Plan Descriptions and Information" above.

The Whitehorse Board reviews the grant of Whitehorse Options to officers from time to time, based on various factors such as the officer's level of responsibility and role and importance in Whitehorse achieving its corporate goals, objectives and prospects. Previous grants of Whitehorse Options are taken into account when consider new grants of Whitehorse Options to officers.

Whitehorse has no equity compensation plans other than the Whitehorse Option Plan.

Use of Financial Instruments

Whitehorse does not have a policy that would prohibit a officers or director from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the officers or director. However, management is not aware of any officers or director purchasing such an instrument.

Corporate Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No director of Whitehorse is, or within the ten years prior to the date of the Circular has been, a director or executive officer of any company, including Whitehorse, that while that person was acting in that capacity:

(a) was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b) was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

CORPORATE GOVERNANCE PRACTICES

Board of Directors

The Whitehorse Board will have responsibility for the stewardship of Whitehorse including responsibility for strategic planning, identification of the principal risks of Whitehorse's business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management), communications with investors and the financial community and the integrity of Whitehorse's internal control and management information systems.

The Whitehorse Board will set long term goals and objectives for Whitehorse and will formulate the plans and strategies necessary to achieve those objectives and to supervise senior management in their implementation. The Whitehorse Board may delegate the responsibility for managing the day-to-day affairs of Whitehorse to senior management but will retain a supervisory role in respect of, and ultimate responsibility for, all matters relating to Whitehorse and its business. The Whitehorse Board is responsible for protecting Whitehorse Shareholders' interests and ensuring that the incentives of the Whitehorse Shareholders and of management are aligned.

The Whitehorse Board is currently comprised of three directors, being Mark Cruise, Lorne Waldman and Kevin Weston. Except for Kevin Weston, the Whitehorse Board considers all of the current directors to be "independent" in that they will be independent and free from any interest and any business or other relationship which could or could reasonably be perceived to, materially interfere with the director's ability to act with the best interests of Whitehorse, other than interests and relationships arising from shareholding, following the Arrangement. Mr. Weston is not considered to be independent, due to his role as the CEO of Whitehorse.

Directorships

As set out below, certain of the current directors of Whitehorse are also directors of other reporting issuers:

Director	Other Issuer
Mark Cruise	New Pacific Metals Corp., Velocity Minerals Ltd.
Lorne Waldman	N/A
Kevin Weston	N/A

Orientation and Continuing Education

Whitehorse has not yet developed an official orientation or training program for new directors. As required, new directors will have the opportunity to become familiar with Whitehorse by meeting with the other directors, officers and employees and by reviewing Whitehorse's corporate records and corporate governance policies. Orientation activities will be tailored to the particular needs and experience of each director and the overall needs of the Whitehorse Board. The Whitehorse Board will continue to look at outside sources to strengthen their skills. The Whitehorse Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management's assistance; and to attend related industry seminars.

Ethical Business Conduct

The Whitehorse Board will adopt a Code of Business Ethics and Conduct (the "Whitehorse Code") applicable to all of its directors, officers and employees, including the CEO, the CFO and other persons performing financial reporting functions. The Whitehorse Code will be used to communicate to directors, officers and employees standards for business conduct in the use of Whitehorse's resources and assets, and to identify and clarify proper conduct in areas of potential conflict of interest. The Whitehorse Code will be designed to deter wrongdoing and promote (a) honest and ethical conduct; (b) compliance with laws, rules and regulations; (c) prompt internal reporting of Whitehorse Code violations; and (d) accountability for adherence to the Whitehorse Code. Violations from standards established in the Whitehorse Code, and specifically under "Whistleblower" situations, will be reported to the chairperson of the Whitehorse Audit Committee and will be able to be reported anonymously.

The Whitehorse Board must also comply with the conflict of interest provisions of the BCBCA, as well as the relevant securities regulatory instruments, to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Other Board Committees

In addition to the Whitehorse Audit Committee, described in the next section, the Whitehorse Board will establish a Compensation Committee.

Each of the proposed committees of the Whitehorse Board will be comprised of a majority of independent directors. The Compensation Committee will be responsible for the review of all compensation paid by Whitehorse to the Whitehorse Board, senior management and employees of Whitehorse and any subsidiaries, to report to the Whitehorse Board on the results of those reviews and to make recommendations to the Whitehorse Board for adjustments to such compensation. Mark Cruise and Lorne Waldman are the proposed members of the compensation committee.

Assessments

The Whitehorse Board has not, as yet, adopted any formal procedures for regularly assessing the effectiveness of the Whitehorse Board, its committees or individual directors with respect to their effectiveness and contributions. Nevertheless, their effectiveness is subjectively measured on an ongoing basis by each director based on their assessment of the performance of the Whitehorse Board, its committees or the individual directors compared to their expectation of performance. In doing so, the contributions of an individual director are informally monitored by the  other Whitehorse Board members, bearing in mind the business strengths of the individual and the purpose of originally nominating the individual to the Whitehorse Board.

AUDIT COMMITTEE

Overview

The audit committee of the Whitehorse Board (the "Whitehorse Audit Committee") will be principally responsible for:

(a) recommending to the Whitehorse Board the external auditor to be nominated for election by the Whitehorse Shareholders at each annual general meeting of Whitehorse Shareholders and negotiating the compensation of such external auditor;

(b) overseeing the work of the external auditor;

(c) reviewing Whitehorse's annual and interim financial statements, management discussion and analysis and press releases regarding earnings before they are reviewed and approved by the Whitehorse Board and publicly disseminated by Whitehorse; and

(d) reviewing Whitehorse's financial reporting procedures and internal controls to ensure adequate procedures are in place for Whitehorse's public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph.

Audit Committee Charter

The Whitehorse Board has adopted a charter (the "Whitehorse Charter") for the Whitehorse Audit Committee which sets out the committee's mandate, organization, powers and responsibilities. The complete Whitehorse Charter is attached as Schedule "K" to the Circular.

Composition of the Audit Committee

The Whitehorse Audit Committee is expected to be comprised of Mark Cruise, Lorne Waldman and Kevin Weston. A majority of the members of the Whitehorse Audit Committee will be independent directors in accordance with the requirements of NI 52-110.

The following table sets out the names of the members of the Audit Committee and whether they will be "independent" are and "financially literate".

Name of Member	Independent(1)	Financially Literate(2)
Mark Cruise	Yes	Yes
Lorne Waldman	Yes	Yes
Kevin Weston	No	Yes

Notes:

(1) To be considered to be independent, a member of the Whitehorse Audit Committee must not have any direct or indirect "material relationship" with Whitehorse as defined under applicable securities laws. A material relationship is a relationship which could, in the view of the Whitehorse Board, reasonably interfere with the exercise of a member's independent judgment. Kevin Weston is not "independent" by virtue of being the CEO of Whitehorse.

(2) To be considered financially literate, a member of the Whitehorse Audit Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Whitehorse's financial statements.

Relevant Education and Experience

All proposed members of the Whitehorse Audit Committee are experienced business people with a background and experience in financial matters; each has a broad understanding of the accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles, as well as the internal controls and procedures necessary for financial reporting, garnered from working in their individual fields of endeavor. In addition, each member of the Whitehorse Audit Committee has knowledge of the role of an audit committee in the realm of reporting companies. Following are the biographies of members of the Whitehorse Audit Committees:

• Mark Cruise: Dr. Mark Cruise is a professional geologist and mining entrepreneur with in excess of 25 years global base and precious metal experience with both Major, Mid-Tier and Junior exploration, development and mining companies. He has extensive experience in equity and debt capital markets in addition to financial reporting and associated controls in increasing positions of authority throughout his career including most recently as co-founder and CEO of Trevali Mining Corporation.

• Lorne Waldman: Lorne Waldman, MBA, LL.B., was a corporate lawyer and senior executive for over 20 years, for NYSE and TSX listed reporting issuers in both the mining and electronics industry. He is a current member of the Law Society of British Columbia and was a Senior Vice President of Silvercorp, a TSX and NYSE American listed company. Prior to that, he held a senior management positions, including Corporate Secretary and in-house legal counsel with a NYSE listed electronics manufacturer. He has extensive experience in a wide range of corporate and securities matters, investor relations, corporate communications and first nations collaboration. He also recently served a director, and audit committee member for Nam Tai Property Inc., a NYSE listed real estate company.

• Kevin Weston: Kevin Weston is a Mining Engineer graduate from McGill University in Montreal, Quebec, Canada. With over 35 years' experience in the mining industry Kevin has worked in project evaluation, mine development and mine operations throughout the world. His most recent assignments were as VP Operations for a Brazilian gold mining company and COO for the financing and development of a base metals operation in Canada.

Complaints

The Whitehorse Audit Committee will establish a "Whistleblower Policy" which will outline procedures for the confidential, anonymous submission by employees regarding Whitehorse's accounting, auditing and financial reporting obligations, without fear of retaliation of any kind. If an applicable individual has any concerns about accounting, audit, internal controls or financial reporting matters which they consider to be questionable, incorrect, misleading or fraudulent, the applicable individual is urged to come forward with any such information, complaints or concerns, without regard to the position of the person or persons responsible for the subject matter of the relevant complaint or concern.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No individual who is a director or executive officer or employee of Whitehorse or an associate of any such director, officer or employee is indebted to Whitehorse and no indebtedness of any such individual to another entity is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Whitehorse.

STOCK EXCHANGE LISTING

There is no current trading market for the Whitehorse Shares. It is a condition of the Arrangement that the Whitehorse Shares distributed pursuant to the Arrangement be listed on the TSX-V. Listing of the Whitehorse Shares on the TSX- V will be subject to Whitehorse satisfying all of the applicable initial listing requirements of the TSX-V. There can be no certainty that Whitehorse will meet the initial listing requirements of the TSX-V nor that the TSX-V will approve any listing application made by Whitehorse. See "Risk Factors – Risks Relating to Whitehorse's Business" in this Schedule "G".

RISK FACTORS

Below are certain risk factors relating to Whitehorse that Shareholders should carefully consider in connection with and following the Arrangement. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information that appears elsewhere in the Circular. Additional risk factors relating to the Company and the Shareholders in connection with the Arrangement and Whitehorse Financing are set out in the Circular under the headings entitled "Risk Factors Relating to the Arrangement", "Risk Factors Relating to the Whitehorse Financing" as well as certain risk factors generally applicable to Whitehorse set out in the MD&A under the heading "Risk Factors".

Risks Related to Whitehorse with the Arrangement

Whitehorse may not Realize Anticipated Benefits of the Arrangement

The Company and Whitehorse are proposing to complete the Arrangement to strengthen the position of each entity in the mining and exploration industry and to create the opportunity to realize certain benefits, including those set forth in the Circular. Achieving the benefits of the Arrangement depends in part on the ability of Whitehorse to effectively capitalize on its scale, to realize the anticipated capital and operating synergies, to profitably sequence the growth prospects of its asset base and to maximize the potential of its improved growth opportunities and capital funding opportunities. A variety of factors, including those risk factors set forth in the Circular and in the documents referred to herein, may adversely affect the ability of Whitehorse to achieve the anticipated benefits of the Arrangement.

Whitehorse may be unable to Operate as an Independent Entity

Following the Arrangement, the separation of Whitehorse from the other business of the Company may materially affect Whitehorse. Whitehorse may not be able to implement successfully the changes necessary to operate independently. Whitehorse may incur additional costs relating to operating independently that could materially affect its cash flows and results of operations. Whitehorse may require the Company to provide Whitehorse with certain services and facilities on a transitional basis. Whitehorse may, as a result, be dependent on such services and facilities until it is able to provide or obtain its own.

No History of Operations, Earnings or Dividends

Upon the Arrangement becoming effective, Whitehorse will become an independent public company. The operating history of the Company cannot be regarded as the operating history of Whitehorse. The ability of Whitehorse to raise capital, satisfy its obligations and provide a return to its shareholders will be dependent on future performance. It will not be able to rely on the capital resources and cash flows of the Company.

Whitehorse has not yet commenced operations and therefore has no history of earnings or of a return on investment, and there is no assurance that certain of its royalty or streaming interests or other assets will generate earnings, operate profitably or provide a return on investment in the future. The likelihood of success of Whitehorse must also be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. Whitehorse's proposed business strategies described in the Circular incorporate its management's best analysis of potential markets, opportunities and difficulties that it may face. No assurance can be given that the underlying assumptions will be achieved. Whitehorse has never paid a dividend and, while it currently intends to seek to pay dividends in the future, has no current plans to pay dividends. The future dividend policy of Whitehorse will be determined by the Whitehorse Board.

Market Price and Listing of Whitehorse Shares

Whitehorse will seek to have the Whitehorse Shares listed and posted for trading on the TSX-V. The listing of the Whitehorse Shares will be subject to the satisfaction of all of the TSX-V's initial listing requirements. If Whitehorse receives final approval for listing the Whitehorse Shares on the TSX-V, there is no assurance that it will maintain such listing on the TSX-V or a listing on any other exchange or quotation service. There can be no assurance that an active trading market will develop or be sustained for the Whitehorse Shares. Shareholders may not be able to resell the Whitehorse Shares received pursuant to the Arrangement, which may affect the pricing of the Whitehorse Shares in the secondary market, the transparency and availability of trading prices and the liquidity of the Whitehorse Shares. If an active or liquid market for the Whitehorse Shares fails to develop or be sustained, the price at which the Whitehorse Shares trade may be adversely affected.

An investment in Whitehorse's securities is highly speculative, due to the high-risk nature of its business, lack of diversification and the present stage of its development. Whitehorse Shareholders may lose their entire investment.

Risks Relating to Whitehorse's Business

No Revenues or Ongoing Mining Operations

Whitehorse is a development stage mineral company and has no revenue from operations and no ongoing mining operations of any kind. Whitehorse has not developed or operated any mines, and has no operating history upon which an evaluation of Whitehorse's future success or failure can be made. Whitehorse's ability to achieve and maintain profitable mining operations is dependent upon a number of factors, including its ability to successfully build and operate mines, processing plants, and related infrastructure. Whitehorse may not successfully establish mining operations or profitably produce metals at its properties. As such, Whitehorse does not know if it will ever generate revenues. Such conditions, along with other matters set forth in the Whitehorse Audited Financial Statements and MD&A attached as Schedule "I" to the Circular, indicate that uncertainty exists that may cast a doubt on Whitehorse's ability to continue as a going concern.

Discretion in Use of Proceeds

Whitehorse intends to use the net proceeds of the Whitehorse Financing as set forth under "Available Funds and Principal Purposes". Management of Whitehorse maintains broad discretion to spend the proceeds in ways that it deems most efficient and may use the net proceeds other than as described and in ways that shareholders may not consider desirable. As a result, shareholders will be relying on the judgment of management for the application of the net proceeds of the Whitehorse Financing. The failure to apply the net proceeds as set forth under " Available Funds and Principal Purposes" or the failure of Whitehorse to achieve its stated business objectives set forth in such section, could adversely affect Whitehorse's business.

Mineral Deposits may not be Economical

The determination of whether any mineral deposits at the Tagish Lake Gold Project are economical is affected by numerous factors beyond the control of Whitehorse. These factors include: (a) the metallurgy of the mineralization forming the mineral deposit; (b) market fluctuations for metal prices; (c) the proximity and capacity of natural resource markets and processing equipment; and (d) government regulations, governing prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection.

Changes in Market Price of Metals

The potential of Whitehorse's mineral projects to be economically mined is significantly affected by changes in the market price of metals. The market price of metals is volatile and is impacted by numerous factors beyond the control of Whitehorse, including: (a) expectations with respect to the rate of inflation; (b) the relative strength of the U.S. dollar and certain other currencies; (c) interest rates; (d) global or regional political or economic conditions; (e) supply and demand for jewellery and industrial products containing metals; and (f) sales by central banks, other holders, speculators, and producers of gold and other metals in response to any of the above factors. A decrease in the market price of metals could make it difficult or impossible to finance the exploration or development of Whitehorse's mineral projects or cause Whitehorse to determine that it is impractical to continue development of such projects, which would have a material adverse effect on the financial condition and results of operations of Whitehorse. There can be no assurance that the market price of metals will not decrease.

Mining Operations May Not be Established or Profitable

Whitehorse has no history of production. The future development of Whitehorse's mineral project will require additional financing, permits, design, construction, processing plant, and related infrastructure. As a result, Whitehorse will be subject to all of the risks associated with establishing new mining operations and business enterprises, including: (a) the timing and cost, which will be considerable, of obtaining all necessary permits including environmental, construction, and operating permits; (b) the timing and cost, which will be considerable, of the construction of mining and processing facilities; (c) the availability and costs of skilled labour, power, water, transportation, and mining equipment; (d) the availability and cost of appropriate smelting and/or refining arrangements; (e) the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits; and (f) the availability of funds to finance construction and development activities.

It is common in new mining operations to experience unexpected problems and delays during permitting, construction, development, and mine start-up. In addition, delays in the commencement of mineral production often occur, and once commenced, the production of a mine may not meet expectations or the estimates set forth in feasibility or other studies. Accordingly, there are no assurances that Whitehorse will successfully establish mining operations or become profitable.

Estimates of Mineralization Figures

The mineralization figures presented in the Tagish Lake Gold Project Technical Report are based upon estimates made by qualified persons. These estimates are imprecise and depend upon interpretation of geologic formations, grade, and metallurgical characteristics and upon statistical inferences drawn from drilling and sampling analysis, any or all of which may prove to be unreliable. Material changes in mineral resources or mineral reserves, grades, stripping ratios, or recovery rates may affect the economic viability of any project. Estimates can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, and work interruptions. There can be no assurance that: (a) the estimates made by qualified persons upon which the mineralization figures presented in the Tagish Lake Gold Project Technical Report are based will be accurate; (b) mineral resource or other mineralization figures will be accurate; or (c) this mineralization could be mined or processed profitably.

Mineralization estimates for the Tagish Lake Gold Project may require adjustments or downward revisions based upon further exploration or development work. It is possible that the following may be encountered: unusual or unexpected geologic formations or other geological or grade problems, unanticipated changes in metallurgical characteristics and silver recovery, and unanticipated ground or earth conditions. If mining operations are commenced, the grade of mineralization ultimately mined, if any, may differ from that indicated by drilling results. Estimates of mineral recovery rates used in mineral reserve and mineral resource estimates are uncertain and there can be no assurance that mineral recovery rates in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

Management of Whitehorse is currently working with technical advisors and qualified persons to obtain updated information on the Tagish Lake Gold Project. Given the Tagish Lake Gold Project Technical Report was prepared in 2013, the information therein may require certain updates.

Operations and Exploration Subject to Governmental Regulations

Whitehorse's operations and exploration and development activities are subject to extensive laws and regulations governing various matters, including: (a) environmental protection; (b) management and use of toxic substances and explosives; (c) management of natural resources; (d) management of tailings and other wastes; (e) mine construction; (f) exploration, development of mines, production and post-closure reclamation; exports; (g) price controls; (h) taxation and mining royalties; (i) regulations concerning business dealings with indigenous groups; (j) labour standards and occupational health and safety, including mine safety; and (k) historic and cultural preservation. Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities, enjoining or curtailing operations, or requiring corrective measures, installation of additional equipment, or remedial actions, any of which could result in Whitehorse incurring significant expenditures. Whitehorse may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations, or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expenses, capital expenditures, restrictions on or suspensions of Whitehorse's operations, if any, and delays in the development of the Tagish Lake Gold Project.

Impact of Environmental Laws and Regulations

Whitehorse's mineral project is subject to regulation by governmental agencies under various environmental laws. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. Compliance with environmental laws and regulations may require significant capital outlays on behalf of Whitehorse and may cause material changes or delays in Whitehorse's intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect Whitehorse's business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of Whitehorse's business, causing it to re-evaluate those activities at that time.

Mining is Inherently Dangerous

The business of mining is subject to a number of risks and hazards including environmental hazards, industrial accidents, labour disputes, cave-ins, pit wall failures, flooding, fires, rock bursts, explosions, power outages, periodic interruptions due to inclement or hazardous weather conditions, and other acts of God or unfavourable operating conditions. Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, increased production costs, monetary losses, and possible legal liability.

Where considered practical to do so, Whitehorse will maintain insurance against risks in the operation of its business in amounts which it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums, or will be adequate to cover any resulting liability. In some cases, coverage is not available or is considered too expensive relative to the perceived risk. Whitehorse may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered sufficiently or at all by its insurance policies.

Financing Risks

Whitehorse expects to be substantially dependent upon the equity and debt capital markets or alternative sources of funding to pursue additional investments. There can be no assurance that such financing will be available to Whitehorse on acceptable terms or at all.

Additional equity or debt financings may significantly dilute Whitehorse Shareholders, increase Whitehorse's leverage or require Whitehorse to grant security over its assets. If Whitehorse is unable to obtain such financing, it may not be able to develop the Tagish Lake Gold Project or execute on its business strategy. If Whitehorse is unable to obtain financing for business activities, it may determine to allocate income, if any, from other investments to finance business activities.

Competition

The mining industry is intensely competitive. Whitehorse will compete with other mining companies, many of which have greater financial resources for the acquisition of mineral claims, permits, and concessions, as well as for the recruitment and retention of qualified employees. Increased competition could adversely affect Whitehorse's ability to attract necessary capital funding.

Title to Mineral Properties

Establishing title to mineral properties is a very detailed and time-consuming process. Title to the area of mineral properties may be disputed. While Whitehorse has investigated title to all of its mineral claims and, to the best of its knowledge, title to all of its properties are in good standing, Whitehorse's mineral properties may be subject to prior unregistered agreements or transfers and title may be affected by such undetected defects. There may be valid challenges to the title of Whitehorse's properties which, if successful, could impair exploration, development and/or operations. Whitehorse's mineral properties may be subject to aboriginal land claims, prior unregistered agreements or transfers and title may be affected by undetected defects. Whitehorse cannot give any assurance that title to its properties will not be challenged.

Potential Conflicts of Interest

Some of the individuals who are or will be Whitehorse's officers and directors are directors or officers of other resource or mining-related companies, including the Company, and these associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, Whitehorse may miss the opportunity to participate in certain transactions, which may have a material adverse effect on Whitehorse's financial position.

Attracting and Retaining Qualified Management

Whitehorse will be dependent on the services of key executives and other highly skilled personnel focused on advancing its corporate objectives, as well as the identification of new opportunities for growth and funding. Due to Whitehorse's relatively small size, the loss of these individuals or its inability to attract and retain additional highly skilled employees required for its activities may have a material adverse effect on Whitehorse's business and financial condition.

Market for Securities

There is currently no market through which the Whitehorse Shares may be sold and investors may not be able to resell the Whitehorse Shares acquired under the Plan of Arrangement. There can be no assurance that an active trading market will develop for the Whitehorse Shares following the completion of the Arrangement, or if developed, that such a market will be sustained at the trading price of the Whitehorse Shares on the TSX-V immediately after the Effective Date.

Fluctuations in the Market Value of Whitehorse Shares

If the Whitehorse Shares are publicly traded, the market price of the Whitehorse Shares may be affected by many variables not directly related to the corporate performance of Whitehorse, including the market in which it is traded, the strength of the economy generally, the availability and attractiveness of alternative investments and the breadth of the public market for its shares. The effect of these and other factors on the market price of the Whitehorse Shares in the future cannot be predicted. The lack of an active public market could have a material adverse effect on the price of the Whitehorse Shares.

Global Financial Conditions may be Volatile

Market events and conditions, including the ongoing novel coronavirus pandemic, disruptions in the international credit markets and other financial systems, along with political instability have resulted in commodity prices remaining volatile. These conditions have also caused a loss of confidence in global credit markets resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, tighter regulations, less liquidity, widening credit spreads, less price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks and investment banks, insurers and other financial institutions caused the broader credit markets to be volatile and interest rates to remain at historical lows. These events are illustrative of the effect that events beyond Whitehorse's control may have on commodity prices, demand for metals, including gold and silver, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect Whitehorse's business. Global financial conditions have always been subject to volatility. Access to public financing has been negatively impacted by sovereign debt concerns in Europe and emerging markets, as well as concerns over global growth rates and conditions. These and other factors may impact the ability of Whitehorse to obtain equity or debt financing in the future and, if obtained, the favourability of the terms of such financing to Whitehorse. Increased levels of volatility and market turmoil can adversely impact Whitehorse's operations and the price of the Whitehorse Shares.

PROMOTER

Under applicable Canadian securities laws, the Company may be considered a promoter of Whitehorse in that it took the initiative in founding Whitehorse for the purpose of implementing the Arrangement. Following the Effective Date, the Company will not beneficially own any Whitehorse Shares.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no legal proceedings to which the Company or Whitehorse is a party to, or in respect of which any of its assets are the subject of, which is or will be material to Whitehorse, and Whitehorse is not aware of any such legal proceedings that are contemplated.

Since incorporation, there have not been any penalties or sanctions imposed against Whitehorse by a court relating to provincial or territorial securities legislation or by a securities regulatory authority, nor have there been any other penalties or sanctions imposed by a court or regulatory body against Whitehorse, and Whitehorse has not entered into any settlement agreements before a court relating to provincial or territorial securities legislation or with a securities regulatory authority.

INTERESTS OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS

Except as set elsewhere in this Circular, none of the proposed directors or executive officers of Whitehorse, or any person that is expected to beneficially own or control or direct more than 10% of any class or series of shares of Whitehorse, or any associate or affiliate of any of the foregoing persons, has or has had any material interest in any past transaction within the three years before the date of this Circular, or any proposed transaction, that has materially affected or would materially affect Whitehorse or Tagish Lake.

Certain directors of Whitehorse are also the directors and officers of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Deloitte LLP, Chartered Professional Accountants, of Vancouver, British Columbia, are the auditors for Whitehorse and are independent with respect to Whitehorse within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of British Columbia.

The transfer agent and registrar of the Whitehorse Shares is expected to be Computershare Investor Services Inc. at its offices in Vancouver, British Columbia, Canada.

MATERIAL CONTRACTS

There are no other contracts, other than those entered into in the ordinary course of Whitehorse's business, that are material to Whitehorse and which were entered into in the most recently completed financial year ended June 30, 2020, or before the most recently completed financial year but are still in effect as of the date of this Circular.

EXPERTS

Deloitte LLP, is the auditors of the Company, Whitehorse and Tagish Lake.

Ronald G. Simpson, P. Geo, of GeoSim Services Inc. prepared the Tagish Lake Gold Project Technical Report which is referred to in this Circular. Mr. Simpson is a Qualified Person for the purposes of NI 43-101 and is independent of the Company and Whitehorse, and has reviewed, verified and approved the technical and scientific disclosure contained in this Schedule "G".

FINANCIAL STATEMENT DISCLOSURE

See Schedule "H" to the Circular for the Tagish Lake Audited Financial Statements and MD&A.

See Schedule "I" to the Circular for the Whitehorse Audited Financial Statements and MD&A.

See Schedule "J" to the Circular for the Whitehorse Pro-forma Financial Statements.

SCHEDULE "H"

TAGISH LAKE GOLD CORP. AUDITED FINANCIAL STATEMENTS AND MD&A

(attached)

Tagish Lake Gold Corp.

Audited Financial Statements

For the years ended June 30, 2020, 2019 and 2018

Deloitte LLP 939 Granville Street Vancouver, BC V6Z1L3 Canada Tel: 604-669-4466 Fax: 604-685-0395 www.deloitte.ca

Independent Auditor’s Report

To the Shareholders of

New Pacific Metals Corp.

Opinion

We have audited the financial statements of Tagish Lake Gold Corp. (the “Company”), which comprise the statements of financial position as at June 30, 2020, 2019 and 2018, and the statements of comprehensive income(loss), changes in equity and cash flows for the years then ended, and notes to the financial statements, including a summary of significant accounting policies (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2020, 2019 and 2018, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards (“Canadian GAAS”). Our responsibilities under those standards are further described in the Auditor’s

Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty related to Going Concern

We draw attention to Note 2 in the ﬁnancial statements, which indicates that the Company has not generated any revenues from operations. As at June 30, 2020, the Company’s current liabilities exceeded its current assets by $7,852. As stated in Note 2, these events or conditions, along with other matters as set forth in Note 2, indicate that a material uncertainty exists that may cast signiﬁcant doubt on the Company’s ability to continue as a going concern. Our opinion is not modiﬁed in respect of this matter.

Other Information

Management is responsible for the other information. The other information comprises the information, other than the financial statements and our auditor’s report thereon, in the Management’s Discussion and Analysis.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained the Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

• Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

• Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, British Columbia

August 25, 2020

Tagish Lake Gold Corp.

Statements of Financial Position

(Expressed in Canadian dollars)

	Notes	June 30, 2020	June 30, 2019	June 30, 2018
ASSETS
Current Assets
Cash		$19,414	$29,887	$17,775
GST receivable		499	124	50
		19,913	30,011	17,825
Non-current Assets
Reclamation deposit		15,075	15,075	15,075
Mineral property interests	3	11,820,000	-	-
Total Assets		$11,854,988	$45,086	$32,900

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$7,765	$-	$200
Due to Whitehorse Gold Corp.	4	20,000	-	-
Total Liabilities		27,765	-	$200

EQUITY
Share capital	5	71,731,951	71,593,946	$71,379,392
Deficit		(59,904,728)	(71,548,860)	(71,346,692)
Total Equity		$11,827,223	$45,086	$32,700

TOTAL LIABILITIES AND EQUITY		$11,854,988	$45,086	$32,900

See accompanying notes to the financial statements

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Tagish Lake Gold Corp.

Statements of Comprehensive Income (Loss)

(Expressed in Canadian dollars)

		Years ended June 30,
	Notes	2020	2019	2018
Operating expenses
Management fee	4	$30,000	$60,000	$60,000
Regulatory and filing fees		-	77,233	97,037
Professional fees		4,165	5,629	9,632
Office and administration		36,647	59,306	2,054
		70,812	202,168	168,723
Impairment reversal of mineral property interests	3	11,714,944	-	-

Comprehensive income (loss)		$11,644,132	$(202,168)	$(168,723)

See accompanying notes to the financial statements

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Tagish Lake Gold Corp.

Statements of Cash Flows

(Expressed in Canadian dollars)

		Years Ended June 30,
	Notes	2020	2019	2018
Cash provided by (used in)
Operating activities
Comprehensive income (loss)		$11,644,132	$(202,168)	$(168,723)
Add (deduct) items not affecting cash :
Impairment reversal on mineral property interest	3	(11,714,944)	-	-
Changes in non-cash operating working capital		7,390	(274)	(1,653)
Net cash used in operating activities		(63,422)	(202,442)	(170,376)

Investing activities
Capital expenditure on mineral property interest	3	(105,056)	-	-
Net cash used in investing activities		(105,056)	-	-

Financing activities
Funds received from Whitehorse Gold	4	20,000	-	-
Capital contribution	5	138,005	214,554	180,000
Net cash provided by financing activities		158,005	214,554	180,000

Increase (decrease) in cash		(10,473)	12,112	9,624

Cash, beginning of the year		$29,887	$17,775	$8,151
Cash, end of the year		$19,414	$29,887	$17,775

Changes in non-cash operating working capital
GST receivable		(375)	(74)	246
Accounts payable and accrued liabilities		7,765	(200)	(1,899)
		7,390	(274)	(1,653)

See accompanying notes to the financial statements

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Tagish Lake Gold Corp.

Statements of Changes in Equity

(Expressed in Canadian dollars, except for share figures)

	Notes	Share capital		Deficit	Total Equity
		Number of shares	Amount
Balance, July 1, 2017		138,990,892	$71,199,392	$(71,177,969)	$21,423
Capital contribution	5	-	180,000	-	180,000
Comprehensive loss		-	-	(168,723)	(168,723)
Balance, June 30, 2018		138,990,892	$71,379,392	$(71,346,692)	$32,700
Capital contribution	5	-	214,554	-	214,554
Comprehensive loss		-	-	(202,168)	(202,168)
Balance, June 30, 2019		138,990,892	$71,593,946	$(71,548,860)	$45,086
Capital contribution	5	-	138,005	-	138,005
Comprehensive income		-	-	11,644,132	11,644,132
Balance, June 30, 2020		138,990,892	$71,731,951	$(59,904,728)	$11,827,223

See accompanying notes to the financial statements

Page | 4

Tagish Lake Gold Corp. Notes to the Financial Statements For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian dollars, except for share figures)

1. CORPORATE INFORMATION

Tagish Lake Gold Corp. (the “Company”) is a Canadian mining company engaged in exploring and developing its Tagish Lake Gold Project (“TLG Project”) located in Yukon, Canada. Three identified deposits of high-grade gold and gold/silver are in the TLG Project: (a) past producer Mount Skukum; (b) Skukum Creek; and (c) Goddell Gully. The Company has been a 100% owned subsidiary of New Pacific Metals Corp. (“New Pacific”) since December 20, 2010. On February 12, 2020, New Pacific entered into a share exchange agreement with one of its 100% owned subsidiaries, Whitehorse Gold Corp. (“Whitehorse Gold”), to transfer its ownership in the Company to Whitehorse Gold.

The head office, registered address and records office of the Company are located at 1066 Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of Compliance and Going Concern

These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The policies applied in these financial statements are based on IFRS in effect as of June 30, 2020. These financial statements are presented in Canadian dollars, which is the Company’s functional currency.

These financial statements have been prepared on a going concern basis. The Company has not generated any revenues from operations. As at June 30, 2020, the Company’s current liabilities exceeded its current assets by $7,852. The above conditions, along with other factors indicated the existence of material uncertainties that may cast significant doubt upon the Company’s ability to continue as a going concern. The Company’s ability to continue operations in the normal course of business is dependent on several factors, including the operating of its mineral property, as well as the ability to secure additional financing from its parent company Whitehorse Gold. Whitehorse Gold will be required to raise additional funds in the future for the development of its projects and other activities through the issuance of additional equity or debt. Following completing the spin-out transaction (Note 8), Whitehorse Gold intends to apply for a listing on the TSX Venture Exchange as well as raise funds through a private placement financing.

The financial statements of the Company as at and for the years ended June 30, 2020, 2019 and 2018 were authorized for issue in accordance with a resolution of the Board of Directors (the “Board”) dated on August 25, 2020.

(b) Mineral Property Interests

The cost of acquiring mineral rights and properties either as an individual asset purchase or as part of a business combination is capitalized and represents the property’s fair value at the date of acquisition. Fair value is determined by estimating the value of the property’s reserves, resources and exploration potential.

Exploration and evaluation costs, incurred associated with specific mineral rights and properties prior to demonstrable technical feasibility and commercial viability of extracting a mineral resource, are capitalized. When a positive economic analysis of the mineral deposit is completed, the capitalized costs of the related property are transferred to mineral property and depreciated using the units of production method on commencement of commercial production.

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Tagish Lake Gold Corp. Notes to the Financial Statements For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian dollars, except for share figures)

(c) Impairment of Long-lived Assets

Long-lived assets, including mineral property interests and plant and equipment are reviewed and tested for impairment when indicators of impairment are considered to exist. Impairment assessments are conducted at the level of cash-generating units (“CGU”) or at the individual asset level, whichever is the lowest level for which identifiable cash inflows are largely independent of the cash flows of other assets. An impairment loss is recognized for any excess of carrying amount of a CGU over its recoverable amount, which is the greater of its fair value less costs to sell and value in use.

For exploration and evaluation assets, indication of impairment includes but is not limited to expiration of the right to explore, substantive expenditures in the specific area is neither budgeted nor planned, and exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources.

Impairment losses are reversed if there is evidence the loss no longer exists or has decreased. This reversal is recognized in net income in the period the reversal occurs limited by the carrying value that would have been determined, net of any depreciation, had no impairment charge been recognized in prior years.

(d) Income Taxes

Current tax for each taxable entity is based on the taxable income at the substantively enacted statutory tax rate at the balance sheet date and includes adjustments to taxes payable or recoverable in respect to previous periods.

Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax is recognized using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes. Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses, can be utilized, except:

- where the deferred tax asset or liability relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

Page | 6

Tagish Lake Gold Corp. Notes to the Financial Statements For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian dollars, except for share figures)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been substantively enacted by the end of the reporting period.

Deferred tax relating to items recognized outside profit or loss is recognized in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

(e) Financial Instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Initial recognition:

On initial recognition, all financial assets and financial liabilities are recorded at fair value adjusted for directly attributable transaction costs except for financial assets and liabilities classified as fair value through profit or loss (“FVTPL”), in which case transaction costs are expensed as incurred.

Subsequent measurement of financial assets:

Subsequent measurement of financial assets depends on the classification of such assets.

I. Non-equity instruments:

IFRS 9 includes a single model that has only two classification categories for financial instruments other than equity instruments: amortized cost and fair value. To qualify for amortized cost accounting, the instrument must meet two criteria:

i. The objective of the business model is to hold the financial asset for the collection of the cash flows; and

ii. All contractual cash flows represent only principal and interest on that principal.

All other instruments are mandatorily measured at fair value.

II. Equity instruments:

At initial recognition, for equity instruments other than held for trading, the Company may make an irrevocable election to designate it as either FVTPL or fair value through other comprehensive income (“FVTOCI”).

Financial assets classified as amortized cost are measured using the effective interest method. Amortized cost is calculated by taking into account any discount or premiums on acquisition and fees that are an integral part of the effective interest method. Amortization from the effective interest method is included in finance income.

Financial assets classified as FVTPL are measured at fair value with changes in fair values recognized in profit or loss. Equity investments designated as FVTOCI are measured at fair value with changes in fair values recognized in other comprehensive income (“OCI”). Dividends from that investment are recorded in profit or loss when the Company's right to receive payment of the dividend is established unless they represent a recovery of part of the cost of the investment.

Page | 7

Tagish Lake Gold Corp. Notes to the Financial Statements For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian dollars, except for share figures)

Impairment of financial assets carried at amortized cost:

The Company assesses at the end of each reporting period whether there is objective evidence that financial assets or group of financial assets measured at amortized cost are impaired. Impairment losses and reversal of impairment losses, if any, are recognized in profit or loss in the period they are incurred.

Subsequent measurement of financial liabilities

Financial liabilities classified as amortized cost are measured using the effective interest method. Amortized cost is calculated by taking into account any discount or premiums on acquisition and fees that are an integral part of the effective interest method. Amortization using the effective interest method is included in finance costs.

Financial liabilities classified as FVTPL are measured at fair value with gains and losses recognized in profit or loss.

The Company classifies its financial instruments as follows:

- Financial assets classified as FVTPL: cash and cash equivalents,

- Financial assets classified as amortized cost: GST receivable; and

- Financial liabilities classified as amortized cost: accounts payable and accrued liabilities and due to Whitehorse Gold Corp.

Derecognition of financial assets and financial liabilities:

A financial asset is derecognized when:

- The rights to receive cash flows from the asset have expired; or

- The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass- through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Gains and losses on derecognition of financial assets and liabilities classified as amortized cost are recognized in profit or loss when the instrument is derecognized or impaired, as well as through the amortization process.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability. In this case, a new liability is recognized, and the difference in the respective carrying amounts is recognized in the consolidated statement of income.

Offsetting of financial instruments:

Financial assets and liabilities are offset and the net amount is reported in the consolidated statement of financial position if and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle liabilities simultaneously.

Fair value of financial instruments:

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without deduction for transaction costs. For financial instruments that are not traded in active markets, the fair value is determined using appropriate valuation techniques, such as using a recent arm’s length market transaction between knowledgeable and willing parties, discounted cash flow analysis, reference to the current fair value of another instrument that is substantially the same, or other valuation models.

Page | 8

Tagish Lake Gold Corp. Notes to the Financial Statements For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian dollars, except for share figures)

(f) Significant Judgments and Estimation Uncertainties

Many amounts included in the financial statements require management to make judgments and/or estimates. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of relevant facts and circumstances. Actual results may differ from the amounts included in the consolidated statement of financial position.

Areas of significant judgment include:

- Capitalization of expenditures with respect to exploration and evaluation and development costs to be included in mineral rights and properties.

- Recognition, measurement and impairment or impairment reversal assessment for mineral rights and properties.

Areas of significant estimates include:

- The estimated fair values of CGUs for impairment or impairment reversal tests, including estimates of CGU’s fair value based on market information, cost of disposal and resource estimates.

3. MINERAL PROPERTY INTERESTS

The TLG Project is located 80 kilometres by road south of Whitehorse, Yukon, Canada, and consists of 1,051 mineral claims covering approximately 254 square kilometres. Within the property, three geographically distinct projects have been identified: the Skukum Creek, Goddell, and Mt. Skukum projects.

The Company completed a single exploration season in 2011 prior to placing the Project on care and maintenance. During the year ended June 30, 2020, the Company performed strategic reviews on its TLG Project. In Q4, fiscal 2020, significant changes with favourable effects on the TLG Project have taken place. The Company obtained a Class 1 exploration permit, commenced desktop technical studies and analysis of the project including an updated exploration plan. As a result, the Company reversed the previously recorded impairment on TLG Project to its recoverable amount, being its fair value less costs of disposal (“FVLCD”). The fair value was determined using a market approach based on the pricing parameters implied by the market value of selected comparable transactions involving the sale of similar companies or mineral properties. Specifically, the comparable in-situ resource multiples (Enterprise Value (“EV”) per ounce of contained gold (“EV/R&R”)) observed in comparable transactions has been used to estimate the fair value. As a result, the Company recognized an impairment recovery of $11,714,944 for the year ended June 30, 2020.

For the year ended June 30, 2020, total expenditures of $105,056 (year ended June 30, 2019 and 2018 - $nil and $nil, respectively) were capitalized under the project.

Page | 9

Tagish Lake Gold Corp. Notes to the Financial Statements For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian dollars, except for share figures)

The continuity schedule of mineral property interest is summarized as follows:

Cost	Tagish Lake
Balance, July 1, 2017	$-
Balance, June 30, 2018	$-
Balance, June 30, 2019	$-
Capitalized exploration expenditures
Permitting	105,056
Impairment reversal	11,714,944
Balance, June 30, 2020	$11,820,000

4. RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand.

The Company is a subsidiary of Whitehorse Gold since February 12, 2020. During the year ended June 30, 2020, Whitehorse Gold advanced funds of $20,000 to the Company to facilitate its operating activities (years ended June 30, 2019, $nil).

The Company is subsidiary of New Pacific since December 20, 2010. For the year ended June 30, 2020, the Company incurred management fee of $30,000 to New Pacific (year ended June 30, 2019 and 2018 - $60,000 and $60,000, respectively) for its managerial and administrative services.

5. SHARE CAPITAL

The Company has authorized share capital of unlimited number of common shares without par value.

The Company has been a direct wholly-owned subsidiary of New Pacific from December 20, 2010 to February 11, 2020. From February 12, 2020 to June 30, 2020, the Company was an indirect wholly-owned subsidiary of New Pacific through its ownership by Whitehorse Gold. New Pacific made capital contributions to the Company throughout the period to cover its operational needs.

For the year ended June 30, 2020, New Pacific made capital contribution of $138,005 (years ended June 30, 2019 and 2018 - $214,554 and $180,000, respectively) to the Company.

6. FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk and credit risk in accordance with its risk management framework. The Company’s Board has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair Value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurement (“IFRS 13”).

Page | 10

Tagish Lake Gold Corp. Notes to the Financial Statements For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian dollars, except for share figures)

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy as at June 30, 2020, 2019, and 2018 that are not otherwise disclosed. As required by IFRS 13, financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at June 30, 2020
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash	$19,414	$-	$-	$19,414

Recurring measurements	Fair value as at June 30, 2019
	Level 1	Level 2	Level 3	Total
Financial Assets
Cash	$29,887	$-	$-	$29,887

Recurring measurements	Fair value as at June 30, 2018
	Level 1	Level 2	Level 3	Total
Financial Assets
Cash	$17,775	$-	$-	$17,775

Fair value of other financial instruments excluded from the table above approximates their carrying amount as of June 30, 2020, 2019 and 2018 respectively.

There were no transfers into or out of Level 3 during the years ended June 30, 2020, 2019 and 2018.

(b) Liquidity Risk

The Company has a history of losses and no operating revenues from its operations. Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. The Company relies on its parent company’s funding through capital contributions or loan advances to cover its liquidity risk. As at June 30, 2020, the Company believes it will obtain sufficient funding from its parent company to meet the Company’s short-term financial liabilities and its planned exploration expenditures on the TLG project for, but not limited to, the next 12 months.

Page | 11

Tagish Lake Gold Corp. Notes to the Financial Statements For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian dollars, except for share figures)

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities:

	June 30, 2020	June 30, 2019	June 30, 2018
	Due within a year
Accounts payable and accrued liabilities	$7,765	$-	$200
Due to Whitehorse Gold Corp.	20,000	-	-
	$27,765	$-	$200

(c) Credit Risk

Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meets its contractual obligations. The Company’s exposure to credit risk is primarily associated with cash and cash equivalents and receivables. The carrying amount of financial assets included on the statement of financial position represents the maximum credit exposure.

The Company has deposits of cash equivalents that meet minimum requirements for quality and liquidity as stipulated by the Board. Management believes the risk of loss to be remote, as majority of its cash and cash equivalents are held with major financial institutions. As at June 30, 2020, the Company had a GST receivable balance of $499 (June 30, 2019 and 2018 - $124 and $50, respectively).

7. INCOME TAX

The provision for income taxes differs from the amount computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before income tax provision due to the following:

	Years ended June 30,
	2020	2019	2018
Canadian statutory tax rate	27.00%	27.00%	28.50%

Income (loss) before income taxes	$11,644,132	$(202,168)	$(168,723)

Income tax expense (recovery) computed at Canadian statutory rates	3,143,916	(54,585)	(48,086)
Temporary differences changes due to change in tax rates	-	-	1,169,287
Change in unrecognized deferred tax assets	(3,143,916)	54,585	(1,123,732)
Adjustments in respect of prior years	-	-	2,531
	$-	$-	$-

Deferred tax assets are recognized to the extent that the realization of the related tax benefit through future taxable profit is probable. The ability to realize the tax benefits is dependent upon numerous factors, including the future profitability of operations in the jurisdiction in which the tax benefit arise. Deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized are attributable to the following:

	June 30, 2020	June 30, 2019	June 30, 2018
Non-capital loss carry forward	$7,877,423	$7,806,612	$7,604,444
Plant and equipment	2,980,856	2,980,856	2,980,856
Mineral property interests	18,469,089	30,184,033	30,184,033
Investment tax credit	1,624,391	1,624,391	1,624,391
	$30,951,759	$42,595,892	$42,393,724

Page | 12

Tagish Lake Gold Corp. Notes to the Financial Statements For the years ended June 30, 2020, 2019 and 2018
(Expressed in Canadian dollars, except for share figures)

As of June 30, 2020, the Company has the following net operating losses, expiring various years to 2040 and available to offset future taxable income in Canada:

Canada
2030	1,108,972
2031	1,031,233
2032	1,321,934
2033	1,173,305
2034	1,337,753
2035	1,339,406
2037	123,118
2038	168,723
2039	202,167
2040	70,812
$7,877,423

8. SUBSEQUENT EVENT

Subsequent to June 30, 2020, New Pacific announced its plans, subject to customary approvals, to spin- out Whitehorse Gold and the TLG Project by way of directly or indirectly distributing Whitehorse Gold common shares to New Pacific’s shareholders on a pro rata basis through a plan of arrangement under the Business Corporations Act (British Columbia).

Page | 13

TAGISH LAKE GOLD CORP. Management’s Discussion and Analysis For the years ended June 30, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

DATE OF REPORT: August 25, 2020

This MD&A for Tagish Lake Gold Corp. (the “Company”) should be read in conjunction with the Company’s audited financial statements for the years ended June 30, 2020, 2019 and 2018 along with the related notes contained therein. In addition, the Company reports its financial position, financial performance and cash flow in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company’s significant accounting policies are set out in Note 2 of the audited financial statements for the years ended June 30, 2020, 2019 and 2018.

CORPORATE INFORMATION

Tagish Lake Gold Corp. (the “Company”) is a Canadian mining company engaged in exploring and developing the Tagish Lake Gold Project (“TLG Project”) located in the Yukon Territory (“Yukon”), Canada. Three identified deposits of high-grade gold and gold/silver form the TLG Project: (a) past producer Mount Skukum; (b) Skukum Creek; and (c) Goddell Gully. The Company is a 100% owned subsidiary of New Pacific Metals Corp. (“New Pacific”) since December 20, 2010. On February 12, 2020, New Pacific entered into a share exchange agreement with one of its 100% owned subsidiaries, Whitehorse Gold Corp. (“Whitehorse Gold”), to transfer its ownership in the Company to Whitehorse Gold.

The head office, registered address and records office of the Company are located at 1066 Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

PROJECT OVERVIEW

The TLG Project, covering an area of 166 km2, is located in Yukon Territory, Canada, and consists of 1,051 mining claims hosting three identified gold and gold-silver mineral deposits: Skukum Creek, Goddell Gully and Mount Skukum, respectively.

The Company completed a single exploration season in 2011 prior to placing the Project on care and maintenance. During the year ended June 30, 2020, the Company performed strategic reviews on its TLG Project. In Q4, fiscal 2020, significant changes with favourable effects on the TLG Project have taken place. The Company obtained a Class 1 exploration permit, commenced desktop technical studies and analysis of the project including an updated exploration plan. As a result, the Company reversed the previously recorded impairment on TLG Project to its recoverable amount, being its fair value less costs of disposal (“FVLCD”). The fair value was determined using a market approach based on the pricing parameters implied by the market value of selected comparable transactions involving the sale of similar companies or mineral properties. Specifically, the comparable in-situ resource multiples (Enterprise Value (“EV”) per ounce of contained gold (“EV/R&R”)) observed in comparable transactions has been used to estimate the fair value. As a result, the Company recognized an impairment recovery of $11,714,944 for the year ended June 30, 2020.

For the year ended June 30, 2020, total expenditures of $105,056 (year ended June 30, 2019 and 2018 - $nil and $nil, respectively) were capitalized under the project.

On July 22, 2020, New Pacific announced that, subject to customary approvals, it intends to (directly or indirectly) distribute all Whitehorse Gold common shares to the Company’s shareholders on a pro rata basis by way of a plan of arrangement under the Business Corporations Act (British Columbia) and apply to list the Whitehorse Gold common shares on TSX Venture Exchange.

Management’s Discussion and Analysis	Page 1

TAGISH LAKE GOLD CORP. Management’s Discussion and Analysis For the years ended June 30, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

The continuity schedule of mineral property interest is summarized as follows:

Cost	Tagish Lake
Balance, July 1, 2018	$-
Balance, June 30, 2019	$-
Capitalized exploration expenditures
Permitting	105,056
Impairment reversal	11,714,944
Balance, June 30, 2020	$11,820,000

FINANCIAL RESULTS

Selected Annual Information

	Fiscal 2020	Fiscal 2019	Fiscal 2018
Operating expenses	$(70,812)	$(202,168)	$(168,723)
Impairment reversal of mineral property interests	11,714,944	-	-
Net income (loss)	11,644,132	(202,168)	(168,723)
Total assets	11,854,988	45,086	32,900
Total liabilities	27,765	-	200

Net income for the year ended June 30, 2020 was $11,644,132 (year ended June 30, 2019 - net loss of $202,168). The Company’s financial results were mainly impacted by the following: (i) operating expenses of $70,812 for the year ended June 30, 2020 (year ended June 30, 2019 - $202,168); and (ii) impairment reversal of mineral property interests of $11,714,944 for the year ended June 30, 2020 (year ended June 30, 2019 – $nil).

Operating expenses for the year ended June 30, 2020 were $70,812 (year ended June 30, 2019 - $202,168). Items included in operating expenses were as follows:

(i) Management fees for the year ended June 30, 2020 were $30,000 (year ended June 30, 2019, $60,000). The Company’s parent company New Pacific charges management fee for providing managerial and administrative services to the Company.

(ii) Regulatory and filing fees for the year ended June 30, 2020 were $nil (year ended June 30, 2019 - $77,233). The Company pays regulatory fees to the Yukon Government in order to maintain a good standing of its mineral claims for the TLG Project. Such fees were capitalized under mineral property interests for the year ended June 30, 2020. For the year ended June 30, 2019, regulatory fees of $77,233 were expensed since the TLG Project was on care and maintenance.

(iii) Professional fees for the year ended June 30, 2020 were $4,165 (year ended June 30, 2019 - $5,629). Professional fees were regular legal expenses related to general corporate and business matters.

(iv) Office and administration expenses for the year ended June 30, 2020 were $36,647 (year ended June 30, 2019 - $59,306).

Impairment reversal of mineral property interests for the year ended June 30, 2020 was $11,714,944related to the TLG Project.

Management’s Discussion and Analysis	Page 2

TAGISH LAKE GOLD CORP. Management’s Discussion and Analysis For the years ended June 30, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

LIQUIDITY AND CAPITAL RESOURCES

1. Cash Flows

Cash used in operating activities for the year ended June 30, 2020 was $63,422 (year ended June 30, 2019 – $202,442).

Cash used in investing activities for the year ended June 30, 2020 was $105,056 (year ended June 30, 2019 – $nil) for expenditures spent on the TLG Project.

Cash provided by financing activities for the year ended June 30, 2020 was $158,005 (year ended June 30, 2019 – $214,554). For the year ended June 30, 2020, $20,000 was funds advanced by Whitehorse Gold (year ended June 30, 2019 - $nil) and $138,005 was capital contribution from New Pacific (year ended June 30, 2019 - $214,554).

Liquidity and Capital Resources

As at June 30, 2020, the Company had working capital deficit of $7,852 (June 30, 2019 – working capital of $30,011), comprised of cash and cash equivalents of $19,414 (June 30, 2019 - $29,887) and GST receivable of $499 (June 30, 2019 - $124) offset by current liabilities of $27,765 (June 30, 2019 - $nil). As a wholly owned subsidiary the Company relies on funding from its parent Company through capital contribution or loan advances to cover its operational needs. Management believes that its parent company has sufficient funds to support its normal exploration and operating requirements on an ongoing basis.

FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk and credit risk in accordance with its risk management framework. The Company’s board has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair Value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy as at June 30, 2020 and 2019 that are not otherwise disclosed. As required by IFRS 13, financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Management’s Discussion and Analysis	Page 3

TAGISH LAKE GOLD CORP. Management’s Discussion and Analysis For the years ended June 30, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

	Fair value as at June 30, 2020
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash	$19,414	$-	$-	$19,414

Recurring measurements	Fair value as at June 30, 2019
	Level 1	Level 2	Level 3	Total
Financial Assets
Cash	$29,887	$-	$-	$29,887

Fair value of other financial instruments excluded from the table above approximates their carrying amount as of June 30, 2020 and 2019, respectively.

There were no transfers into or out of Level 3 during the years ended June 30, 2020 and 2019.

(b) Liquidity Risk

The Company has no operating revenues from its operations. There is a risk that the Company will not be able to meet its short-term business requirements. The Company relies on funding from its parent company through capital contributions and/or loan advances to cover its liquidity risk. As of June 30, 2020, the Company believes it will obtain sufficient funding from its parent company to meet the Company’s short-term financial liabilities and its planned exploration expenditures on the TLG project for, but not limited to, the next 12 months.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities:

	June 30, 2020	June 30, 2019	June 30, 2018
	Due within a year
Accounts payable and accrued liabilities	$7,765	-	200
Due to Whitehorse Gold Corp.	20,000	-	-
	$27,765	-	200

(c) Credit Risk

Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s exposure to credit risk is primarily associated with cash and cash equivalents and receivables. The carrying amount of financial assets included on the statement of financial position represents the maximum credit exposure.

The Company has deposits of cash equivalents that meet minimum requirements for quality and liquidity. Management believes the risk of loss to be remote, as majority of its cash and cash equivalents are held with major financial institutions. As at June 30, 2020, the Company had a GST receivable balance of $499 (June 30, 2019 - $124).

Management’s Discussion and Analysis	Page 4

TAGISH LAKE GOLD CORP. Management’s Discussion and Analysis For the years ended June 30, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand.

The Company is a subsidiary of Whitehorse Gold since February 12, 2020. During the year ended June 30, 2020, Whitehorse Gold advanced funds of $20,000 to the Company to facilitate its operating activities (year ended June 30, 2019 - $nil).

The Company is a subsidiary of New Pacific since December 20, 2010. For the year ended June 30, 2020, the Company incurred management fee of $30,000 to New Pacific (year ended June 30, 2019 - $60,000) for its managerial and administrative services.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet financial arrangements.

PROPOSED TRANSACTIONS

Other than the spin-out transaction described below, there are no proposed acquisitions or disposals of assets or business, other than those in the ordinary course of business, approved by the Board as at the date of this MD&A.

Plan of Arrangement

It is proposed that the spin-out will occur by way of a plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia) pursuant to which New Pacific shareholders will be entitled to receive common shares of Whitehorse Gold on a pro rata basis.

The Arrangement will be subject to the approval of New Pacific shareholders at a special meeting that is expected to be held by the end of September 2020, requisite regulatory and stock exchange approval, and the continued discretion of New Pacific's management and board of directors. The Arrangement will also be subject to court approval.

Further details of the Arrangement, including, without limitation, the applicable ratio for the number of Whitehorse Gold common shares to be received by New Pacific shareholders, the record date for determining which shareholders will be entitled to receive Whitehorse Gold common shares and vote on the Arrangement at the special meeting, and the date for the special meeting, will be provided in due course. There can be no assurance that the Arrangement will be completed on the terms described herein or at all.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management’s estimates that are uncertain and any changes in these estimates could materially impact the Company’s consolidated financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 2 of the audited consolidated financial statements for the year ended June 30, 2020.

Management’s Discussion and Analysis	Page 5

TAGISH LAKE GOLD CORP. Management’s Discussion and Analysis For the years ended June 30, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

OUTSTANDING SHARE DATA

As at the date of this MD&A, the following securities were outstanding:

Share Capital

Authorized – unlimited number of common shares without par value.

Issued and outstanding – 138,990,892 common shares with a recorded value of $71.7 million. Shares subject to escrow or pooling agreements – nil.

RISK FACTORS

There are numerous risks involved with mining and exploration companies and the Company is subject to these risks. The Company’s major risks (in no particular order) and the strategy for managing these risks are as follows:

COVID-19

The current outbreak of COVID-19 pandemic could have a material adverse effect on the Company’s business and operations, as well as impacting global economic conditions. Government efforts to control the spread of the virus have resulted in, among others, travel restrictions to Yukon, Canada and reduced economic activities in Canada. The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock and financial market volatilities, labour shortage and delay in logistics, and a general reduction in consumer activities. All of these could affect commodity prices, interest rates, credit risk, social security and inflation. Such public health crisis at the moment or in the future may negatively affect the Company's operations along with the operations of its suppliers, contractors, service providers and local communities.

While the COVID-19 pandemic has already had significant, direct impacts on the Company’s operations and business, the extent to which the pandemic will continue to impact our operations are highly uncertain and cannot be predicted with confidence as at the date of this MD&A. These uncertainties include, but are not limited to, the duration of the outbreak, Canadian governments’ mandates to curtail the spreading of the virus, the Company’s ability to resume operations efficiently or economically. It is also uncertain whether the Company will be able to maintain an adequate financial condition and have sufficient capital, or have the ability to raise capital. Any of these uncertainties, and others, could have further material adverse effect on the Company’s business and operations.

Exploration and Development

Long-term operation of the Company’s business and its profitability are dependent, in part, on the cost and success of its exploration and future development programs. Mineral exploration and development involves a high degree of risk and historically few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration and future development programs will result in any discoveries of bodies of mineral resources or mineral reserves. There is also no assurance that, even if commercially viable quantities of mineral resources or mineral reserves are discovered, a mineral property will be brought into commercial production. Development of the Company’s mineral properties will only commence if the Company obtains satisfactory exploration results. Discovery of mineral deposits is dependent upon a number of factors, including the technical skill of the exploration geoscientists involved. The commercial viability of a mineral deposit is also dependent upon a number of factors including: the particular attributes of the deposit such as size, grade and proximity to infrastructure; metal prices; and government regulations including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Most of the above factors are beyond the control of the Company. Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and profitability. The Company’s exploration activities are subject to a number of other specific risks and hazards including:

Management’s Discussion and Analysis	Page 6

TAGISH LAKE GOLD CORP. Management’s Discussion and Analysis For the years ended June 30, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

• industrial accidents;

• failure of processing and mining equipment;

• labour disputes;

• supply problems and delays;

• encountering unusual or unexpected geologic formations or other geological or grade problems;

• encountering unanticipated ground or water conditions;

• cave-ins, pit wall failures, flooding, rock bursts and fire;

• periodic interruptions due to inclement or hazardous weather conditions;

• uncertainties relating to the interpretation of drill results;

• inherent uncertainty of cost estimates and the potential for unexpected costs and expenses;

• results of future preliminary economic assessments, pre-feasibility and feasibility studies, and the

• possibility that future exploration, development or mining results will not be consistent with the

• Company’s expectations; and

• the potential for delays in exploration or the completion of future feasibility studies.

Such risks, individually or in combination, could result in negative impacts including: damage to, or destruction of, mineral properties or processing facilities; personal injury or death; loss of key employees; environmental damage; delays in mining; monetary losses; and possible legal liabilities. Satisfying such liabilities may be very costly and could have a materially adverse effect on future cash flow, results of operations and financial condition.

Government Permits and Licenses

No guarantee can be given that the necessary government exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed in an appropriate or timely manner, or that the Company will be in a position to comply with all conditions that are imposed.

Calculation of Mineral Resources and Mineral Reserves

There is a high degree of uncertainty attributable to the calculation of mineral resources, mineral reserves and corresponding grades. Until any future estimated mineral reserves are actually mined and processed, the quantity of future mineral resources, mineral reserves, and corresponding grades, if any, as disclosed at the Company’s mineral property must be considered as estimates only. Accordingly, there can be no assurance that the Company will ever be able to delineate any mineral resources or mineral reserves at any of its currently owned projects.

Management’s Discussion and Analysis	Page 7

TAGISH LAKE GOLD CORP. Management’s Discussion and Analysis For the years ended June 30, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

Fluctuating Commodity Prices

The Company’s future revenues, if any, are expected to be derived in large part from the mining and sale of metals. Historically, the prices of those commodities has fluctuated widely, particularly in recent years, being affected by numerous factors beyond the Company’s control including: international economic and political trends; expectations of inflation; currency exchange fluctuations; interest rates; supply and demand; sales by government holders; global or regional consumptive patterns; speculative activities; availability and costs of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The price of base and precious metals will have a significant influence on the market price of the Company’s shares and the value of its property. The effect of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects, cannot be accurately predicted. If precious and base metal prices were to decline significantly, or for an extended period of time, the Company may be unable to continue its current exploration activities or fulfil obligations under its permits or licenses.

Key Human Resources

The Company depends on the services of a number of key skilled experts, including its current board and executive officers, the loss of any one of whom could have an adverse effect on the Company’s operations. The Company’s ability to manage growth effectively will require it to continue to implement and improve management systems, and to recruit and train new employees. The Company cannot assure that it will be successful in attracting and re-training skilled and experienced specialists.

Governmental Regulation

Exploration on the Company’s property is affected to varying degrees by political stability and government regulations relating to several matters including: environmental protection, health, safety and labour, mining law reform, restrictions on production, price controls, tax increases, maintenance of claims, tenure, and expropriation of property. There is no assurance that future changes in such regulations, if any, will not adversely affect the Company’s activities.

Environmental Risks

The Company’s exploration and development activities are subject to extensive laws and regulations governing environmental protection, including laws related to reclamation bonds. Environmental laws and regulations are complex and have tended to become more stringent over time. Failure to comply with applicable environmental health and safety laws may result in injunctions, damages, suspension or revocation of permits, and imposition of penalties. There can be no assurance that the Company has been, or will be, at all times in complete compliance with current and future environmental and health and safety laws and that compliance with environmental permits and regulations will not materially adversely affect the Company’s business, results of operations or financial condition.

Management’s Discussion and Analysis	Page 8

TAGISH LAKE GOLD CORP. Management’s Discussion and Analysis For the years ended June 30, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

Additional Financing

If the Company’s exploration programs are successful in establishing mineral resources and subsequently commercially viable mineral reserves, additional funds will be required for the development of such a deposit and to place it in commercial production. One potential source of future funds is through the sale of equity capital. There is no assurance that this source will continue to be available, in required amounts or at all. If it is available, future equity financings may result in substantial dilution to shareholders. Another alternative for the financing of further exploration would be the offering by the Company of an interest in the property to be earned by another party or parties carrying out further exploration or development thereof. There can be no assurance the Company will be able to conclude any such agreements, on favourable terms or at all.

Title to Property

While the Company has investigated title to all of its mineral claims and, to the best of its knowledge, title to all of its property is in good standing, the Company’s mineral property may be subject to prior unregistered agreements or transfers and title may be affected by such undetected defects. There may be valid challenges to the title of the Company’s property which, if successful, could impair exploration, development and/or operations. The Company cannot give any assurance that title to its property will not be challenged. None of the Company’s mineral property has been surveyed, and the precise location and extent thereof may be in doubt.

Recent and Current Market Conditions

Over recent years worldwide securities markets, including those in the United States and Canada, have experienced a high level of price and volume volatility. Accordingly, the market price of securities of many mining companies, particularly those considered exploration or development-stage companies, have experienced unprecedented shifts and/or volatility in price which have not necessarily been related to the underlying asset values or prospects of such companies. As a consequence, market forces may render it difficult or impossible for the Company to secure investors to participate in new share issues at an attractive price for the Company, or at all. Therefore, there can be no assurance that significant fluctuations will not materially adversely impact on the Company’s ability to raise equity funding.

Competition

The mining industry is intensely competitive in all phases of its activities, and such competition could adversely affect the Company’s ability to acquire suitable resource properties in the future.

Feasibility and Engineering Reports

The Company carries out exploration operations at the Tagish Lake Gold Property in accordance with the applicable exploration permits. The Company has not yet completed, and may not complete, a preliminary feasibility or feasibility study or report which would permit the Company to consider advancing a project to the development stage.

Insurance

The Company’s exploration activities are subject to the risks normally inherent in the industry: these risks include, but are not limited to, environmental hazards; flooding; periodic or seasonal hazardous climate or weather conditions; or unexpected rock formations. The Company may become subject to liability which it cannot insure, or against which it may elect not to insure, due to high premium costs or other reasons. Where considered practical to do so the Company maintains insurance against risks in the operation of its business in amounts which the Company believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. The Company cannot provide any assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. In some cases, coverage is not available or considered too expensive relative to the perceived risk.

Management’s Discussion and Analysis	Page 9

TAGISH LAKE GOLD CORP. Management’s Discussion and Analysis For the years ended June 30, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

Conflicts of Interest

Conflicts of interest may arise as a result of the directors, officers and promoters of the Company also holding positions as directors and/or officers of other companies. Some of those persons who are directors and officers of the Company have and will continue to be engaged in the identification and evaluation of assets and businesses and companies on their own behalf and on behalf of other companies; accordingly, situations may arise where the directors and officers may in direct competition with the Company. Conflicts, if any, will be subject to the procedures and remedies under the Business Corporations Act (British Columbia).

FORWARD LOOKING STATEMENTS

Except for statements of historical fact relating to the Company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, and other similar words, or statements that certain events or conditions “may” or “will” or “can” occur. Forward-looking statements are based on the opinions and estimates of management on the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include global economic and social impact of COVID-19, the fluctuating equity prices, bond prices, commodity prices, calculation of resources, reserves and mineralization, foreign exchange risks, interest rate risk, foreign investment risk, loss of key personnel, conflicts of interest, dependence on management, uncertainties relating to the availability and costs of financing needed in the future and other factors described in this MD&A. Although the forward-looking statements contained in this MD&A are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. All forward-looking statements in this MD&A are qualified by these cautionary statements. Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law. These forward- looking statements are made as of the date of this MD&A.

Additional information relating to the Company can be obtained under the New Pacific’s profile on SEDAR at www.sedar.com, and on New Pacific’s website at www.newpacificmetals.com.

Management’s Discussion and Analysis	Page 10

SCHEDULE "I"

WHITEHORSE GOLD CORP. AUDITED FINANCIAL STATEMENTS AND MD&A

(attached)

Whitehorse Gold Corp.

Audited Consolidated Financial Statements

From incorporation on November 27, 2019 to June 30, 2020

Deloitte LLP 939 Granville Street Vancouver, BC V6Z1L3 Canada Tel: 604-669-4466 Fax: 604-685-0395 www.deloitte.ca

Independent Auditor’s Report

To the Shareholders of

New Pacific Metals Corp.

Opinion

We have audited the consolidated financial statements of Whitehorse Gold Corp. (the “Company”), which comprise the consolidated statement of financial position as at June 30, 2020, the consolidated statements of comprehensive income, changes in equity and cash flows from incorporation on November 27, 2019 to June 30, 2020, and notes to the financial statements, including a summary of significant accounting policies (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2020, and its financial performance and its cash flows for the period then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards (“Canadian GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty related to Going Concern

We draw attention to Note 2 in the ﬁnancial statements, which indicates that the Company has not generated any revenues from operations. As at June 30, 2020, the Company’s current liabilities exceeded its current assets by $3,211,469. As stated in Note 2, these events or conditions, along with other matters as set forth in Note 2, indicate that a material uncertainty exists that may cast signiﬁcant doubt on the Company’s ability to continue as a going concern. Our opinion is not modiﬁed in respect of this matter.

Other Information

Management is responsible for the other information. The other information comprises the information, other than the financial statements and our auditor’s report thereon, in the Management’s Discussion and Analysis.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained the Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

• Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

• Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, British Columbia

August 25, 2020

Whitehorse Gold Corp.

Consolidated Statement of Financial Position

(Expressed in Canadian dollars)

		As at
	Notes	June 30, 2020
ASSETS
Current Assets
Cash		$419,860
Receivables		1,058
		420,918
Non-current Assets
Reclamation deposit		15,075
Property and equipment	4	13,838
Mineral property interests	5	11,820,000
Total Assets		$12,269,831

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$18,097
Payables due to a related party	6	114,290
Promissory notes due to a related party	6	3,500,000
Total Liabilities		3,632,387

EQUITY
Share capital	7	-
Retained earnings		8,637,444
		8,637,444
TOTAL LIABILITIES AND EQUITY		$12,269,831

See accompanying notes to the consolidated financial statements

Page | 1

Whitehorse Gold Corp.

Consolidated Statements of Comprehensive Income

(Expressed in Canadian dollars)

		From incorporation on
		November 27, 2019 to
	Notes	June 30, 2020
Operating expenses
Depreciation		$46
Investor relations		697
Professional fees		9,010
Salaries and benefits		98,741
Office and administration		29,829
		138,323

Other income (expenses)
Impairment reversal of mineral property interests		11,714,944
Foreign exchange gain		29
Interest expense	6	(79,754)
		11,635,219
Comprehensive income for the period		$11,496,896

Earnings per common share
Basic and diluted earnings per share		$0.89
Weighted average number of common shares - basic and diluted		12,870,371

See accompanying notes to the consolidated financial statements

Page | 2

Whitehorse Gold Corp.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

		From incorporation on
		November 27, 2019 to
	Notes	June 30, 2020
Cash provided by (used in)
Operating activities
Comprehensive income		$11,496,896
Interest expense		79,754
Depreciation		46
Impairment reversal on mineral property interests		(11,714,944)
Unrealized foreign exchange gain		(29)
Changes in non-cash operating working capital
Receivables		(643)
Accounts payable and accrued liabilities		13,375
Related parties		34,536
Net cash used in operating activities		(91,009)

Investing activities
Mineral property interest
Capital expenditures	5	(851)
Additions	4	(13,884)
Cash acquired through share-exchange	3	25,575
Net cash provided by investing activities		10,840

Financing activities
Promissory Note
Proceeds	6	500,000
Net cash provided by financing activities		500,000
Effect of exchange rate changes on cash and cash equivalents		29

Increase in cash and cash equivalents		419,860

Cash and cash equivalents, beginning of the period		-
Cash and cash equivalents, end of the period		$419,860

See accompanying notes to the consolidated financial statements

Page | 3

Whitehorse Gold Corp.

Consolidated Statements of Changes in Equity

(Expressed in Canadian dollars, except for share figures)

		Share capital
	Notes	Number of shares	Amount	Retained earning	Total equity
Balance, November 27, 2019
Share issuance on incorporation		1	$-	$-	$-
Shares issuance in exchange for net assets acquired from parent	3	20,000,000	-	(2,859,452)	(2,859,452)
Net income			-	11,496,896	11,496,896
Balance, June 30, 2020		20,000,001	$-	$8,637,444	$8,637,444

See accompanying notes to the consolidated financial statements

Page | 4

Whitehorse Gold Corp. Notes to the Consolidated Financial Statements From incorporation on November 27, 2019 to June 30, 2020
(Expressed in Canadian dollars, except for share figures)

1. CORPORATE INFORMATION

Whitehorse Gold Corp. (the “Company” or “Whitehorse Gold”) is a Canadian mining company engaged in exploring and developing mining properties. Whitehorse Gold was incorporated under the Business Corporations Act (British Columbia) on November 27, 2019. The head office, registered address and records office of the Company are located at 1066 Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1. The Company is a privately hold company, that is 100% owned by New Pacific Metals Corp. and operates in one operating segment and geological segment, which is the exploration of its mineral properties located in Yukon, Canada.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of Compliance and Going Concern Basis

These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The policies applied in these financial statements are based on IFRS in effect as of June 30, 2020. These financial statements are presented in Canadian dollars, which is the Company’s functional currency.

These financial statements have been prepared on a going concern basis. The Company has not generated any revenues from operations. As at June 30, 2020, the Company’s current liabilities exceeded its current assets by $3,211,469. The above conditions, along with other factors indicated the existence of material uncertainties that may cast significant doubt upon the Company’s ability to continue as a going concern. The Company’s ability to continue operations in the normal course of business is dependent on several factors, including the operating of its mineral property, as well as the ability to secure additional financing. The Company will be required to raise additional funds in the future for the development of its projects and other activities through the issuance of additional equity or debt. Following completing the spin-out transaction (Note 11), the Company intends to apply for a listing on the TSX Venture Exchange as well as raise funds through a private placement financing.

The consolidated financial statements of the Company from the incorporation on November 27, 2019 to June 30, 2020 were authorized for issue in accordance with a resolution of the Board of Directors (the “Board”) dated on August 25, 2020.

(b) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Tagish Lake.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary; and has the ability to use its power to affect its returns.

Balances, transactions, income and expenses between the Company and its subsidiaries are eliminated on consolidation.

Page | 5

Whitehorse Gold Corp. Notes to the Consolidated Financial Statements From incorporation on November 27, 2019 to June 30, 2020
(Expressed in Canadian dollars, except for share figures)

(c) Business Combination under Common Control

The consolidated financial statements incorporate the financial statements of the combining entities or businesses in which the common control combination occurs. The net assets of the combining entities or businesses are combined using the existing book values from the controlling parties’ perspective. The consideration for the acquisition is accounted for as an equity transaction in the consolidated statement of changes in equity.

(d) Cash and Cash Equivalents

Cash and cash equivalents include cash, and short-term money market instruments that are readily convertible to cash with original terms of three months or less.

(e) Plant and Equipment

Plant and equipment are initially recorded at cost, including all directly attributable costs to bring the assets to the location and condition necessary for it to be capable of operating in the manner intended by management. Plant and equipment are subsequently measured at cost less accumulated depreciation and applicable impairment losses. Depreciation is computed using the straight-line method based on the nature and estimated useful lives as follows:

Computer software	5 Years

Subsequent costs that meet the asset recognition criteria are capitalized while costs incurred that do not extend the economic useful life of an asset are considered repair and maintenance, which are accounted for as an expense recognized during the period. The Company conducts an annual assessment of the residual balances, useful lives, and depreciation methods being used for plant and equipment and any changes are applied prospectively.

(f) Mineral Property Interests and Exploration and Evaluation Costs

The cost of acquiring mineral rights and properties either as an individual asset purchase or as part of a business combination, other than acquisition of assets between entities under common control (Note 2(c)), is capitalized and represents the property’s fair value at the date of acquisition. Fair value is determined by estimating the value of the property’s reserves, resources and exploration potential. Mineral rights and properties acquired in a acquisition of assets between entities under common control are recorded at the parent company’s historical cost for such assets.

Exploration and evaluation costs, incurred associated with specific mineral rights and properties prior to demonstrable technical feasibility and commercial viability of extracting a mineral resource, are capitalized. When a positive economic analysis of the mineral deposit is completed, the capitalized costs of the related property are transferred to mineral property and depreciated using the units of production method on commencement of commercial production.

Page | 6

Whitehorse Gold Corp. Notes to the Consolidated Financial Statements From incorporation on November 27, 2019 to June 30, 2020
(Expressed in Canadian dollars, except for share figures)

(g) Impairment or Impairment Recovery of Long-lived Assets

Long-lived assets, including mineral property interests, plant and equipment are reviewed and tested for impairment when indicators of impairment are considered to exist. Impairment assessments are conducted at the level of cash-generating units (“CGU”) or at the individual asset level, whichever is the lowest level for which identifiable cash inflows are largely independent of the cash flows of other assets. An impairment loss is recognized for any excess of carrying amount of a CGU over its recoverable amount, which is the greater of its fair value less costs to sell and value in use. For mineral properties and processing facilities, the recoverable amount is estimated as the discounted future net cash inflows expected to be derived from expected future production, metal prices, and net proceeds from the disposition of assets on retirement, less operating and capital costs. Impairment losses are recognized in the period they are incurred.

For exploration and evaluation assets, indication of impairment includes but is not limited to expiration of the right to explore, substantive expenditures in the specific area is neither budgeted nor planned, and exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources.

Impairment losses are reversed if there is evidence the loss no longer exists or has been decreased. This reversal is recognized in net income in the period the reversal occurs limited by the carrying value that would have been determined, net of any depreciation, had no impairment charge been recognized in prior years.

(h) Income Taxes

Current tax for each taxable entity is based on the taxable income at the substantively enacted statutory tax rate at the balance sheet date and includes adjustments to taxes payable or recoverable in respect to previous periods.

Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax is recognized using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes. Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses, can be utilized, except:

- where the deferred tax asset or liability relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

Page | 7

Whitehorse Gold Corp. Notes to the Consolidated Financial Statements From incorporation on November 27, 2019 to June 30, 2020
(Expressed in Canadian dollars, except for share figures)

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been substantively enacted by the end of the reporting period.

Deferred tax relating to items recognized outside profit or loss is recognized in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

(i) Financial Instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Initial recognition:

On initial recognition, all financial assets and financial liabilities are recorded at fair value adjusted for directly attributable transaction costs except for financial assets and liabilities classified as fair value through profit or loss (“FVTPL”), in which case transaction costs are expensed as incurred.

Subsequent measurement of financial assets:

Subsequent measurement of financial assets depends on the classification of such assets.

I. Non-equity instruments:

IFRS 9 includes a single model that has only two classification categories for financial instruments other than equity instruments: amortized cost and fair value. To qualify for amortized cost accounting, the instrument must meet two criteria:

i. The objective of the business model is to hold the financial asset for the collection of the cash flows; and

ii. All contractual cash flows represent only principal and interest on that principal.

All other instruments are mandatorily measured at fair value.

II. Equity instruments:

At initial recognition, for equity instruments other than held for trading, the Company may make an irrevocable election to designate it as either FVTPL or fair value through other comprehensive income (“FVTOCI”).

Page | 8

Whitehorse Gold Corp. Notes to the Consolidated Financial Statements From incorporation on November 27, 2019 to June 30, 2020
(Expressed in Canadian dollars, except for share figures)

Financial assets classified as amortized cost are measured using the effective interest method. Amortized cost is calculated by taking into account any discount or premiums on acquisition and fees that are an integral part of the effective interest method. Amortization from the effective interest method is included in finance income.

Financial assets classified as FVTPL are measured at fair value with changes in fair values recognized in profit or loss. Equity investments designated as FVTOCI are measured at fair value with changes in fair values recognized in other comprehensive income (“OCI”). Dividends from that investment are recorded in profit or loss when the Company's right to receive payment of the dividend is established unless they represent a recovery of part of the cost of the investment.

Impairment of financial assets carried at amortized cost:

The Company assesses at the end of each reporting period whether there is objective evidence that financial assets or group of financial assets measured at amortized cost are impaired. Impairment losses and reversal of impairment losses, if any, are recognized in profit or loss in the period they are incurred

Subsequent measurement of financial liabilities

Financial liabilities classified as amortized cost are measured using the effective interest method. Amortized cost is calculated by taking into account any discount or premiums on acquisition and fees that are an integral part of the effective interest method. Amortization using the effective interest method is included in finance costs.

Financial liabilities classified as FVTPL are measured at fair value with gains and losses recognized in profit or loss.

The Company classifies its financial instruments as follows:

- Financial assets classified as FVTPL: cash and cash equivalents,

- Financial assets classified as amortized cost: receivables; and

- Financial liabilities classified as amortized cost: trade and other payables, promissory notes, and due to related parties.

Derecognition of financial assets and financial liabilities:

A financial asset is derecognized when:

- The rights to receive cash flows from the asset have expired; or

- The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass- through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Gains and losses on derecognition of financial assets and liabilities classified as amortized cost are recognized in profit or loss when the instrument is derecognized or impaired, as well as through the amortization process.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability. In this case, a new liability is recognized, and the difference in the respective carrying amounts is recognized in the consolidated statement of comprehensive income.

Page | 9

Whitehorse Gold Corp. Notes to the Consolidated Financial Statements From incorporation on November 27, 2019 to June 30, 2020
(Expressed in Canadian dollars, except for share figures)

Offsetting of financial instruments:

Financial assets and liabilities are offset and the net amount is reported in the consolidated statement of financial position if and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle liabilities simultaneously.

Fair value of financial instruments:

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without deduction for transaction costs. For financial instruments that are not traded in active markets, the fair value is determined using appropriate valuation techniques, such as using a recent arm’s length market transaction between knowledgeable and willing parties, discounted cash flow analysis, reference to the current fair value of another instrument that is substantially the same, or other valuation models.

(j) Significant Judgments and Estimation Uncertainties

Many amounts included in the financial statements require management to make judgments and/or estimates. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of relevant facts and circumstances. Actual results may differ from the amounts included in the consolidated statement of financial position.

Areas of significant judgment include:

- Capitalization of expenditures with respect to exploration and evaluation and development costs to be included in mineral rights and properties.

- Recognition, measurement and impairment or impairment reversal assessment for mineral rights and properties.

Areas of significant estimates include:

- The estimated fair values of CGUs for impairment or impairment reversal tests, including estimates of future costs to produce proven and probable reserves, future commodity prices, discount rates, probabilities of expected cash flows from disposal and salvage value of plant and equipment.

3. ACQUISITION

On February 12, 2020, the Company entered into a share exchange agreement with its parent, New Pacific Metals (“New Pacific”), pursuant to which New Pacific transferred to the Company all the issued and outstanding shares (the “Tagish Shares”) in the authorized share structure of Tagish Lake Gold Corp. (“Tagish Lake”) in exchange for (1) an aggregate of 20,000,000 fully-paid and non-assessable common shares in the Company; and (2) a promise to pay the sum of $3,000,000 to New Pacific on demand (“Share Exchange Debt”).

The transaction is a combining of entities that under common control thus excluded from the scope of IFRS 3 Business Combination. In accordance to the Company’s accounting policy, Tagish Lake’s asset acquired and obligations assumed through the transaction was recorded at its book value on New Pacific’s record. Difference between Tagish Lake’s net assets acquired and the Share Exchange Debt was recognized in the consolidated statement of changes in equity.

Page | 10

Whitehorse Gold Corp. Notes to the Consolidated Financial Statements From incorporation on November 27, 2019 to June 30, 2020
(Expressed in Canadian dollars, except for share figures)

The book value and assets acquired and obligations assumed through the transaction as at February 12,

2020 are summarized as below:

		As at
	Notes	February 12, 2020
Cash		$25,575
Receivables		415
Reclamation deposit		15,075
Mineral property interests	5	104,205
Accounts payable and accrued liabilities		(4,722)
Net assets acquired		140,548
Share Exchange Debt		(3,000,000)
Difference recognized in equity		$(2,859,452)

4. PLANT AND EQUIPMENT

Computer
Cost	software
Balance as at November 27, 2019	$-
Additions	13,884
Ending balance as at June 30, 2020	13,884

Accumulated depreciation, amortization and depletion
Balance as at November 27, 2019	-
Depreciation, amortization and depletion	(46)
Ending balance as at June 30, 2020	(46)

Carrying amounts
Balance as at November 27, 2020	-
Ending balance as at June 30, 2020	$13,838

5. MINERAL PROPERTY INTERESTS

The Company acquired The Tagish Lake Gold Project (“TLG Project”) through the share exchange agreement of Tagish Shares. TLG Project, covering an area of 166 km2, is located in the Yukon Territory, Canada, and consists of 1,051 mining claims hosting three identified gold and gold-silver mineral deposits: Skukum Creek, Goddell Gully and Mount Skukum respectively.

Page | 11

Whitehorse Gold Corp. Notes to the Consolidated Financial Statements From incorporation on November 27, 2019 to June 30, 2020
(Expressed in Canadian dollars, except for share figures)

In Q4, fiscal 2020, significant changes with favourable effects on the TLG Project have taken place. The Company obtained a Class 1 exploration permit, commenced desktop technical studies and analysis of the project including an updated exploration plan. As a result, the Company reversed the previously recorded impairment on TLG Project to its recoverable amount, being its fair value less costs of disposal (“FVLCD”). The fair value was determined using a market approach based on the pricing parameters implied by the market value of selected comparable transactions involving the sale of similar companies or mineral properties. Specifically, the comparable in-situ resource multiples (Enterprise Value (“EV”) per ounce of contained gold (“EV/R&R”)) observed in comparable transactions has been used to estimate the fair value. As a result, the Company recognized an impairment reversal of $11,714,944 for the period from incorporation on November 27, 2019 to June 30, 2020.

After the Company acquired TLG project though the share exchange transaction, total expenditures of $851 were capitalized under the project for renewing certain permits and claims.

The continuity schedule of mineral property interest is summarized as follows:

Cost	Note	TLG Project
Balance, November 27, 2019		$-
Capitalized exploration expenditures
Acquisition of TLG	3	104,205
Permitting		851
Impairment reversal		11,714,944
Balance, June 30, 2020		$11,820,000

Page | 12

Whitehorse Gold Corp. Notes to the Consolidated Financial Statements From incorporation on November 27, 2019 to June 30, 2020
(Expressed in Canadian dollars, except for share figures)

6. RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the financial statements are as follows:

	Note	June 30, 2020
Payables due to New Pacific	i	$114,290
Promisory notes due to a related party	ii	$3,500,000

i) New Pacific is the parent of the Company. The amounts due to New Pacific related to invoices paid by New Pacific on behalf of the Company and accrued interest for the promissory note as described below.

ii) The Company entered into shares exchange agreement for Tagish Shares with New Pacific on February 12, 2020 (note 3). As part of the exchange for the Tagish Shares, the Company signed a promissory note with New Pacific to pay $3,000,000 on demand.

The Company entered into another promissory note with New Pacific on February 12, 2020, in which the Company borrowed $500,000 from New Pacific to meet its short term operating needs.

The two promissory notes are repayable on demand and bear an annual interest of 6%. During the period from November 27, 2010 to June 30, 2020, a total of $79,754 interest expense for these promissory notes was recorded in the statement of comprehensive income.

The remuneration of key management personnel is as follows:

From incorporation
on November 27, 2019 to
June 30, 2020
Key management's salaries and benefits	$57,271

7. SHARE CAPITAL

The Company has authorized share capital of unlimited number of common shares without par value.

8. FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk and credit risk a in accordance with its risk management framework. The Company’s Board has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Page | 13

Whitehorse Gold Corp. Notes to the Consolidated Financial Statements From incorporation on November 27, 2019 to June 30, 2020
(Expressed in Canadian dollars, except for share figures)

(a) Fair Value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of inputs used in making the measurements as defined in IFRS 7 – Financial Instruments: Disclosures (“IFRS 7”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy as at June 30, 2020 that are not otherwise disclosed. As required by IFRS 7, financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at June 30, 2020
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash	419,860	-	-	419,860

Fair value of other financial instruments excluded from the table above approximates their carrying amount as of June 30, 2020.

There were no transfers into or out of Level 3 during the period from November 27, 2019 to June 30, 2020.

(b) Liquidity Risk

The Company has no operating revenues from its operations. Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. As at June 30, 2020, the Company had a working capital deficit position of $3,211,469. The Company’s ability to continue operations in the normal course of business is dependent on the Company’s ability to secure additional financing.

Page | 14

Whitehorse Gold Corp. Notes to the Consolidated Financial Statements From incorporation on November 27, 2019 to June 30, 2020
(Expressed in Canadian dollars, except for share figures)

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities:

	June 30, 2020
	Due within a year	Total
Trade and other payables	$18,097	$18,097
Payables due to a related party	114,290	114,290
Promissory notes due to a related party	3,500,000	3,500,000
	$3,632,387	$3,632,387

(c) Foreign Exchange Risk

The Company is exposed to foreign exchange risk when it undertakes transactions and holds assets and liabilities denominated in foreign currencies other than its functional currencies. The Company currently does not engage in foreign exchange currency hedging. The Company’s exposure to foreign exchange risk is summarized as follows:

June 30, 2020
United States dollars	$632

As at June 30, 2020, with other variables unchanged, a 1% strengthening (weakening) of the US dollar against the CAD would have increased (decreased) net income by approximately $6.

(d) Credit Risk

Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meets its contractual obligations. The Company’s exposure to credit risk is primarily associated with cash and cash equivalents and receivables. The carrying amount of financial assets included on the statement of financial position represents the maximum credit exposure.

The Company has deposits of cash that meet minimum requirements for quality and liquidity as stipulated by the Board. Management believes the risk of loss to be remote, as majority of its cash and cash equivalents are held with major financial institutions. As at June 30, 2020, the Company had a receivables balance of $1,058.

9. CAPITAL MANAGEMENT

The Company’s objectives of capital management are intended to safeguard the entity’s ability to support the Company’s normal exploration and operating requirement on an ongoing basis, continue the investment in high quality assets along with safeguarding the value of its development and exploration mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in equity less cash and cash equivalents. Risk and capital management are primarily the responsibility of the Company’s corporate finance function and is monitored by the Board of Directors. The Company manages the capital structure and makes adjustments depending on economic conditions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

Page | 15

Whitehorse Gold Corp. Notes to the Consolidated Financial Statements From incorporation on November 27, 2019 to June 30, 2020
(Expressed in Canadian dollars, except for share figures)

In addition, the current outbreak of COVID-19 has caused significant disruption to global economic conditions which may adversely impact the Company’s results. Moreover, COVID-19 has also negatively impacted on the stock markets which could adversely impact the Company’s ability to raise capital.

10. INCOME TAX

The income tax reconciliation is summarized below:

From incorporation
on November 27, 2019 to
June 30, 2020
Canadian statutory tax rate	27.00%
Income before income taxes	$11,496,896
Income tax expense computed at statutory rates	3,104,162
Change in unrecognized deferred tax assets	(3,104,162)
$-

Deferred tax assets are recognized to the extent that the realization of the related tax benefit through future taxable profit is probable. The ability to realize the tax benefits is dependent upon numerous factors, including the future profitability of operations in the jurisdiction in which the tax benefit arise. Deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized are attributable to the following:

June 30, 2020
Non-capital loss carry forward	$8,067,156
Plant and equipment	2,994,739
Mineral property interests	18,469,089
Investment tax credit	1,624,391
$31,155,375

Page | 16

Whitehorse Gold Corp. Notes to the Consolidated Financial Statements From incorporation on November 27, 2019 to June 30, 2020
(Expressed in Canadian dollars, except for share figures)

As of June 30, 2020, the Company has the following net operating losses, expiring various years to 2040 and available to offset future taxable income:

2030	$1,108,972
2031	1,031,233
2032	1,321,934
2033	1,173,305
2034	1,337,753
2035	1,339,406
2036	-
2037	123,118
2038	168,723
2039	202,167
2040	260,545
$8,067,156

11. SUBSEQUENT EVENTS

Subsequent to June 30, 2020, a total of 3,450,000 options with a life of ten years were granted to directors, officers, and employees at exercise prices of $0.05 per share subject to a vesting schedule over a three-year term with 1/6 of the options vesting every six months from the date of grant until fully vested.

On July 22, 2020, New Pacific announced that, subject to customary approvals, it intends to (directly or indirectly) distribute the Company’s common shares to its shareholders on a pro rata basis by way of a plan of arrangement under the Business Corporations Act (British Columbia) and apply to list the Whitehorse Gold common shares on TSX Venture Exchange.

Page | 17

WHITEHORSE GOLD CORP. Management’s Discussion and Analysis For the period from incorporation on November 27, 2019 to June 30, 2020 (Expressed in Canadian dollars, unless otherwise stated)

DATE OF REPORT: August 25, 2020

This MD&A provides a review of the operations of Whitehorse Gold Corp. and its subsidiary Tagish Lake Gold Corp. (“Tagish Lake”) (collectively “Whitehorse Gold” or the “Company”) and has been prepared on the basis of available information up to the date hereof. It should be read in conjunction with the Company’s audited consolidated financial statements for the period from incorporation on November 27, 2019 to June 30, 2020 and the audited financial statements of Tagish Lake for the years ended June 30, 2020, 2019 and 2018, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company’s significant accounting policies are set out in Note 2 of the audited consolidated financial statements for period from incorporation on November 27, 2020 to June 30, 2020.

CORPORATE INFORMATION

The Company is a Canadian mining company engaged in exploring and developing mineral properties in Canada, which was incorporated under the Business Corporations Act (British Columbia) on November 27, 2019. The head office, registered address and records office of the Company are located at 1066 Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

The Company is a 100% owned subsidiary by New Pacific Metals Corp. (“New Pacific”). On February 12, 2020, the Company entered into a share exchange agreement with New Pacific, pursuant to which New Pacific transferred to the Company all the issued and outstanding shares (the “Tagish Shares”) in the authorized share structure of Tagish Lake in exchange for (1) an aggregate of 20,000,000 fully-paid and non-assessable common shares in the Company; and (2) a promise to pay the sum of $3,000,000 to New Pacific on demand.

PROJECT OVERVIEW

The Company acquired the Tagish Lake Gold Project (“TLG Project”) through the share exchange agreement of Tagish Shares. TLG Project, covering an area of 166 km2, is located in the Yukon Territory, Canada, and consists of 1,051 mining claims hosting three identified gold and gold-silver mineral deposits: Skukum Creek, Goddell Gully and Mount Skukum respectively.

New Pacific acquired the TLG Project in December 2010 and completed a single exploration season in 2011 prior to placing the Project on care and maintenance. In Q4, fiscal 2020, significant changes with favourable effects on the TLG Project have taken place. The Company obtained a Class 1 exploration permit, commenced desktop technical studies and analysis of the project including an updated exploration plan. As a result, the Company reversed the previously recorded impairment on TLG Project to its recoverable amount, being its fair value less costs of disposal (“FVLCD”). The fair value was determined using a market approach based on the pricing parameters implied by the market value of selected comparable transactions involving the sale of similar companies or mineral properties. Specifically, the comparable in-situ resource multiples (Enterprise Value (“EV”) per ounce of contained gold (“EV/R&R”)) observed in comparable transactions has been used to estimate the fair value. As a result, the Company recognized an impairment reversal of $11,714,944 for the period from incorporation on November 27, 2019 to June 30, 2020.

After acquired TLG project though the share exchange transaction, total expenditures of $851 were capitalized under the project for renewing certain permits and claims.

Management’s Discussion and Analysis	Page 1

WHITEHORSE GOLD CORP. Management’s Discussion and Analysis For the period from incorporation on November 27, 2019 to June 30, 2020 (Expressed in Canadian dollars, unless otherwise stated)

The continuity schedule of mineral property interest is summarized as follows:

Cost	TLG Project
Balance, November 27, 2019	$-
Capitalized exploration expenditures
Acquisition of TLG	104,205
Permitting	851
Impairment reversal	11,714,944
Balance, June 30, 2020	$11,820,000

FINANCIAL RESULTS

From the incorporation
on November 27, 2019 to
June 30, 2020
Operating expenses	$138,323
Impairment reversal of mineral property interests	$11,714,944
Comprehensive income for the period	$11,496,896
Total Assets	$12,269,831
Total Liabilities	$3,632,387

Net income for the period from incorporation on November 27, 2019 to June 30, 2020 was $11,496,896, which mainly resulted from the impairment reversal of TLG project and offset by operating expense and interest expense.

Operating expenses for the period from incorporation on November 27, 2019 to June 30, 2020 were $138,323. Items included in operating expenses were as follows:

(i) Professional fees for the period were $9,010 related to the establishment of the Company and spin- out related services with New Pacific, including the share exchange and promissory note arrangements.

(ii) Salaries and benefits expense for the period were $98,741.

(iii) Office and administration expenses for the period were $29,829.

Impairment reversal of mineral property interests for the period from incorporation on November 27,2019 to June 30, 2020 was $11,714,944 related to the TLG Project.

Interest expense for the period from incorporation on November 27, 2019 to June 30, 2020 was $79,754 related to interests for the promissory note of $3,500,000 due to New Pacific at an annual interest rate of 6% .

LIQUIDITY AND CAPITAL RESOURCES

Management’s Discussion and Analysis	Page 2

WHITEHORSE GOLD CORP. Management’s Discussion and Analysis For the period from incorporation on November 27, 2019 to June 30, 2020 (Expressed in Canadian dollars, unless otherwise stated)

1. Cash Flows

Cash used in operating activities for the period from incorporation on November 27, 2019 to June 30, 2020 was $91,009.

Cash provided by investing activities for the period from incorporation on November 27, 2019 to June 30, 2020 was $10,840. Cash flows from investing activities were mainly impacted by the following: (i) cash of $25,755 acquired through acquisition of Tagish Lake; (ii) purchase of $13,884 computer software in the period.

Cash provided by financing activities for the period from incorporation on November 27, 2019 to June 30, 2020 was $500,000 reflecting the proceeds received from New Pacific for the promissory note.

Liquidity and Capital Resources

As at June 30, 2020, the Company had a working capital deficit position of $3,211,469. The Company’s ability to continue operations in the normal course of business is dependent on several factors, including the operating of its mineral property, as well as the ability to secure additional financing. The Company will be required to raise additional funds in the future for the development of its projects and other activities through the issuance of additional equity or debt. Following completing the spin-out transaction, the Company intends to apply for a listing on the TSX Venture Exchange as well as raise funds through a private placement financing.

FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk and credit risk a in accordance with its risk management framework. The Company’s board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair Value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of inputs used in making the measurements as defined in IFRS 7 – Financial Instruments: Disclosures (“IFRS 7”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy as at June 30, 2020 that are not otherwise disclosed. As required by IFRS 7, financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Management’s Discussion and Analysis	Page 3

WHITEHORSE GOLD CORP. Management’s Discussion and Analysis For the period from incorporation on November 27, 2019 to June 30, 2020 (Expressed in Canadian dollars, unless otherwise stated)

	Fair value as at June 30, 2020
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash	419,860	-	-	419,860

Fair value of other financial instruments excluded from the table above approximates their carrying amount as of June 30, 2020.

There were no transfers into or out of Level 3 during the period from November 27, 2019 to June 30, 2020.

(b) Liquidity Risk

The Company has no operating revenues from its operations. Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. As at June 30, 2020, the Company had a working capital deficit position of $3,211,469. The Company’s ability to continue operations in the normal course of business is dependent on the Company’s ability to secure additional financing..

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities:

	June 30, 2020
	Due within a year	Total
Trade and other payables	$18,097	$18,097
Payables due to a related party	114,290	114,290
Promissory notes due to a related party	3,500,000	3,500,000
	$3,632,387	$3,632,387

(c) Foreign Exchange Risk

The Company is exposed to foreign exchange risk when it undertakes transactions and holds assets and liabilities denominated in foreign currencies other than its functional currencies. The Company currently does not engage in foreign exchange currency hedging. The Company’s exposure to foreign exchange risk is summarized as follows:

June 30, 2020
United States dollars	$632

As at June 30, 2020, with other variables unchanged, a 1% strengthening (weakening) of the US dollar against the CAD would have increased (decreased) net income by approximately $6.

(d) Credit Risk

Management’s Discussion and Analysis	Page 4

WHITEHORSE GOLD CORP. Management’s Discussion and Analysis For the period from incorporation on November 27, 2019 to June 30, 2020 (Expressed in Canadian dollars, unless otherwise stated)

Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meets its contractual obligations. The Company’s exposure to credit risk is primarily associated with cash and cash equivalents and receivables. The carrying amount of financial assets included on the statement of financial position represents the maximum credit exposure.

The Company has deposits of cash that meet minimum requirements for quality and liquidity. Management believes the risk of loss to be remote, as majority of its cash and cash equivalents are held with major financial institutions. As at June 30, 2020, the Company had a receivables balance of $1,058.

RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the MD&A are as follows:

	Note	June 30, 2020
Payables due to New Pacific	i	$114,290
Promissory notes due to a related party	ii	$3,500,000

i) New Pacific is the parent of the Company. The amounts due to New Pacific related to invoices paid by New Pacific on behalf of the Company and accrued interest for the promissory note as described below.

ii) The Company entered into shares exchange agreement for Tagish Shares with New Pacific on February 12, 2020 (note 3). As part of the exchange for the Tagish Shares, the Company signed a promissory note with New Pacific to pay $3,000,000 on demand.

The Company entered into another promissory note with New Pacific on February 12, 2020, in which the Company borrowed $500,000 from New Pacific to meet its short term operating needs.

The two promissory notes are repayable on demand and bear an annual interest of 6%. During the period from November 27, 2010 to June 30, 2020, a total of $79,754 interest expense for these promissory notes was recorded in the statement of comprehensive income.

Management’s Discussion and Analysis	Page 5

WHITEHORSE GOLD CORP. Management’s Discussion and Analysis For the period from incorporation on November 27, 2019 to June 30, 2020 (Expressed in Canadian dollars, unless otherwise stated)

The remuneration of key management personnel is as follows:

From incorporation
on November 27, 2019 to
June 30, 2020
Key management's salaries and benefits	$57,271

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet financial arrangements.

PROPOSED TRANSACTIONS

Other than the spin-out transaction described below, there are no proposed acquisitions or disposals of assets or business, other than those in the ordinary course of business, approved by the Board as at the date of this MD&A.

Plan of Arrangement

It is proposed that the spin-out will occur by way of a plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia) pursuant to which New Pacific shareholders will be entitled to receive common shares of Whitehorse Gold on a pro rata basis.

The Arrangement will be subject to the approval of New Pacific shareholders at a special meeting that is expected to be held by the end of September 2020, requisite regulatory and stock exchange approval, and the continued discretion of New Pacific's management and board of directors. The Arrangement will also be subject to court approval.

Further details of the Arrangement, including, without limitation, the applicable ratio for the number of Whitehorse Gold common shares to be received by New Pacific shareholders, the record date for determining which shareholders will be entitled to receive Whitehorse Gold common shares and vote on the Arrangement at the special meeting, and the date for the special meeting, will be provided in due course. There can be no assurance that the Arrangement will be completed on the terms described herein or at all.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management’s estimates that are uncertain and any changes in these estimates could materially impact the Company’s consolidated financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 2 of the audited consolidated financial statements for the period from incorporation on November 27, 2019 to June 30, 2020.

Management’s Discussion and Analysis	Page 6

WHITEHORSE GOLD CORP. Management’s Discussion and Analysis For the period from incorporation on November 27, 2019 to June 30, 2020 (Expressed in Canadian dollars, unless otherwise stated)

OUTSTANDING SHARE DATA

As at the date of this MD&A, the following securities were outstanding:

Share Capital

Authorized – unlimited number of common shares without par value.

Issued and outstanding – 20,000,001 common shares with a recorded value of $nil.

Share Option

A total of 3,450,000 options with excursive price of $0.05 per share that will expire on July 2, 2030.

RISK FACTORS

There are numerous risks involved with mining and exploration companies and the Company is subject to these risks. The Company’s major risks (in no particular order) and the strategy for managing these risks are as follows:

COVID-19

The current outbreak of COVID-19 pandemic could have a material adverse effect on the Company’s business and operations, as well as impacting global economic conditions. Government efforts to control the spread of the virus have resulted in, among others, travel restrictions to Yukon, Canada and reduced economic activities in Canada. The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock and financial market volatilities, labour shortage and delay in logistics, and a general reduction in consumer activities. All of these could affect commodity prices, interest rates, credit risk, social security and inflation. Such public health crisis at the moment or in the future may negatively affect the Company's operations along with the operations of its suppliers, contractors, service providers and local communities.

While the COVID-19 pandemic has already had significant, direct impacts on the Company’s operations and business, the extent to which the pandemic will continue to impact our operations are highly uncertain and cannot be predicted with confidence as at the date of this MD&A. These uncertainties include, but are not limited to, the duration of the outbreak, Canadian governments’ mandates to curtail the spreading of the virus, the Company’s ability to resume operations efficiently or economically. It is also uncertain whether the Company will be able to maintain an adequate financial condition and have sufficient capital, or have the ability to raise capital. Any of these uncertainties, and others, could have further material adverse effect on the Company’s business and operations.

Exploration and Development

Long-term operation of the Company’s business and its profitability are dependent, in part, on the cost and success of its exploration and future development programs. Mineral exploration and development involves a high degree of risk and historically few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration and future development programs will result in any discoveries of bodies of mineral resources or mineral reserves. There is also no assurance that, even if commercially viable quantities of mineral resources or mineral reserves are discovered, a mineral property will be brought into commercial production. Development of the Company’s mineral properties will only commence if the Company obtains satisfactory exploration results. Discovery of mineral deposits is dependent upon a number of factors, including the technical skill of the exploration geoscientists involved. The commercial viability of a mineral deposit is also dependent upon a number of factors including: the particular attributes of the deposit such as size, grade and proximity to infrastructure; metal prices; and government regulations including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Most of the above factors are beyond the control of the Company. Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and profitability. The Company’s exploration activities are subject to a number of other specific risks and hazards including:

Management’s Discussion and Analysis	Page 7

WHITEHORSE GOLD CORP. Management’s Discussion and Analysis For the period from incorporation on November 27, 2019 to June 30, 2020 (Expressed in Canadian dollars, unless otherwise stated)

• industrial accidents;

• failure of processing and mining equipment;

• labour disputes;

• supply problems and delays;

• encountering unusual or unexpected geologic formations or other geological or grade problems;

• encountering unanticipated ground or water conditions;

• cave-ins, pit wall failures, flooding, rock bursts and fire;

• periodic interruptions due to inclement or hazardous weather conditions;

• uncertainties relating to the interpretation of drill results;

• inherent uncertainty of cost estimates and the potential for unexpected costs and expenses;

• results of future preliminary economic assessments, pre-feasibility and feasibility studies, and the

• possibility that future exploration, development or mining results will not be consistent with the

• Company’s expectations; and

• the potential for delays in exploration or the completion of future feasibility studies.

Such risks, individually or in combination, could result in negative impacts including: damage to, or destruction of, mineral properties or processing facilities; personal injury or death; loss of key employees; environmental damage; delays in mining; monetary losses; and possible legal liabilities. Satisfying such liabilities may be very costly and could have a materially adverse effect on future cash flow, results of operations and financial condition.

Government Permits and Licenses

No guarantee can be given that the necessary government exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed in an appropriate or timely manner, or that the Company will be in a position to comply with all conditions that are imposed.

Calculation of Mineral Resources and Mineral Reserves

There is a high degree of uncertainty attributable to the calculation of mineral resources, mineral reserves and corresponding grades. Until any future estimated mineral reserves are actually mined and processed, the quantity of future mineral resources, mineral reserves, and corresponding grades, if any, as disclosed at the Company’s mineral property must be considered as estimates only. Accordingly, there can be no assurance that the Company will ever be able to delineate any mineral resources or mineral reserves at any of its currently owned projects.

Management’s Discussion and Analysis	Page 8

WHITEHORSE GOLD CORP. Management’s Discussion and Analysis For the period from incorporation on November 27, 2019 to June 30, 2020 (Expressed in Canadian dollars, unless otherwise stated)

Fluctuating Commodity Prices

The Company’s future revenues, if any, are expected to be derived in large part from the mining and sale of metals. Historically, the prices of those commodities has fluctuated widely, particularly in recent years, being affected by numerous factors beyond the Company’s control including: international economic and political trends; expectations of inflation; currency exchange fluctuations; interest rates; supply and demand; sales by government holders; global or regional consumptive patterns; speculative activities; availability and costs of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The price of base and precious metals will have a significant influence on the market price of the Company’s shares and the value of its property. The effect of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects, cannot be accurately predicted. If precious and base metal prices were to decline significantly, or for an extended period of time, the Company may be unable to continue its current exploration activities or fulfil obligations under its permits or licenses.

Key Human Resources

The Company depends on the services of a number of key skilled experts, including its current board and executive officers, the loss of any one of whom could have an adverse effect on the Company’s operations. The Company’s ability to manage growth effectively will require it to continue to implement and improve management systems, and to recruit and train new employees. The Company cannot assure that it will be successful in attracting and re-training skilled and experienced specialists.

Governmental Regulation

Exploration on the Company’s property is affected to varying degrees by political stability and government regulations relating to several matters including: environmental protection, health, safety and labour, mining law reform, restrictions on production, price controls, tax increases, maintenance of claims, tenure, and expropriation of property. There is no assurance that future changes in such regulations, if any, will not adversely affect the Company’s activities.

Environmental Risks

The Company’s exploration and development activities are subject to extensive laws and regulations governing environmental protection, including laws related to reclamation bonds. Environmental laws and regulations are complex and have tended to become more stringent over time. Failure to comply with applicable environmental health and safety laws may result in injunctions, damages, suspension or revocation of permits, and imposition of penalties. There can be no assurance that the Company has been, or will be, at all times in complete compliance with current and future environmental and health and safety laws and that compliance with environmental permits and regulations will not materially adversely affect the Company’s business, results of operations or financial condition.

Additional Financing

If the Company’s exploration programs are successful in establishing mineral resources and subsequently commercially viable mineral reserves, additional funds will be required for the development of such a deposit and to place it in commercial production. One potential source of future funds is through the sale of equity capital. There is no assurance that this source will continue to be available, in required amounts or at all. If it is available, future equity financings may result in substantial dilution to shareholders. Another alternative for the financing of further exploration would be the offering by the Company of an interest in the property to be earned by another party or parties carrying out further exploration or development thereof. There can be no assurance the Company will be able to conclude any such agreements, on favourable terms or at all.

Management’s Discussion and Analysis	Page 9

WHITEHORSE GOLD CORP. Management’s Discussion and Analysis For the period from incorporation on November 27, 2019 to June 30, 2020 (Expressed in Canadian dollars, unless otherwise stated)

Title to Property

While the Company has investigated title to all of its mineral claims and, to the best of its knowledge, title to all of its property is in good standing, the Company’s mineral property may be subject to prior unregistered agreements or transfers and title may be affected by such undetected defects. There may be valid challenges to the title of the Company’s property which, if successful, could impair exploration, development and/or operations. The Company cannot give any assurance that title to its property will not be challenged. None of the Company’s mineral property has been surveyed, and the precise location and extent thereof may be in doubt.

Recent and Current Market Conditions

Over recent years worldwide securities markets, including those in the United States and Canada, have experienced a high level of price and volume volatility. Accordingly, the market price of securities of many mining companies, particularly those considered exploration or development-stage companies, have experienced unprecedented shifts and/or volatility in price which have not necessarily been related to the underlying asset values or prospects of such companies. As a consequence, market forces may render it difficult or impossible for the Company to secure investors to participate in new share issues at an attractive price for the Company, or at all. Therefore, there can be no assurance that significant fluctuations will not materially adversely impact on the Company’s ability to raise equity funding.

Competition

The mining industry is intensely competitive in all phases of its activities, and such competition could adversely affect the Company’s ability to acquire suitable resource properties in the future.

Feasibility and Engineering Reports

The Company carries out exploration operations at the Tagish Lake Gold Property in accordance with the applicable exploration permits. The Company has not yet completed, and may not complete, a preliminary economic assessment, preliminary feasibility or feasibility study or report which would permit the Company to consider advancing a project to the development stage.

Insurance

The Company’s exploration activities are subject to the risks normally inherent in the industry: these risks include, but are not limited to, environmental hazards; flooding; periodic or seasonal hazardous climate or weather conditions; or unexpected rock formations. The Company may become subject to liability which it cannot insure, or against which it may elect not to insure, due to high premium costs or other reasons. Where considered practical to do so the Company maintains insurance against risks in the operation of its business in amounts which the Company believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. The Company cannot provide any assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. In some cases, coverage is not available or considered too expensive relative to the perceived risk.

Management’s Discussion and Analysis	Page 10

WHITEHORSE GOLD CORP. Management’s Discussion and Analysis For the period from incorporation on November 27, 2019 to June 30, 2020 (Expressed in Canadian dollars, unless otherwise stated)

Conflicts of Interest

Conflicts of interest may arise as a result of the directors, officers and promoters of the Company also holding positions as directors and/or officers of other companies. Some of those persons who are directors and officers of the Company have and will continue to be engaged in the identification and evaluation of assets and businesses and companies on their own behalf and on behalf of other companies; accordingly, situations may arise where the directors and officers may in direct competition with the Company. Conflicts, if any, will be subject to the procedures and remedies under the Business Corporations Act (British Columbia).

FORWARD LOOKING STATEMENTS

Except for statements of historical fact relating to the Company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, and other similar words, or statements that certain events or conditions “may” or “will” or “can” occur. Forward-looking statements are based on the opinions and estimates of management on the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include global economic and social impact of COVID-19, the fluctuating equity prices, bond prices, commodity prices, calculation of resources, reserves and mineralization, foreign exchange risks, interest rate risk, foreign investment risk, loss of key personnel, conflicts of interest, dependence on management, uncertainties relating to the availability and costs of financing needed in the future and other factors described in this MD&A. Although the forward-looking statements contained in this MD&A are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. All forward-looking statements in this MD&A are qualified by these cautionary statements. Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law. These forward- looking statements are made as of the date of this MD&A.

Additional information relating to the Company can be obtained under the New Pacific’s profile on SEDAR at www.sedar.com, and on New Pacific’s website at www.newpacificmetals.com.

Management’s Discussion and Analysis	Page 11

SCHEDULE "J"

WHITEHORSE GOLD CORP. PRO-FORMA FINANCIAL STATEMENTS

(attached)

Whitehorse Gold Corp.

Pro Forma Financial Statements

From incorporation on November 27, 2019 to June 30, 2020

Whitehorse Gold Corp.

Unaudited Consolidated Pro Forma Statements of Financial Position

(Expressed in Canadian dollars)

WHG Pro forma as at
June 30, 2020
ASSETS
Current Assets
Cash	$419,860
Receivables	1,058
420,918
Non-current Assets
Reclamation deposit	15,075
Property and equipment	13,838
Mineral property interests	11,820,000
Total Assets	$12,269,831

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$18,097
Payables due to a related party	114,290
Promisory notes due to a related party	3,500,000
Total Liabilities	3,632,387

EQUITY
Share capital	-
Retained earning	8,637,444
8,637,444
TOTAL LIABILITIES AND EQUITY	$12,269,831

See accompanying notes to the pro forma consolidated financial statements

Page | 1

Whitehorse Gold Corp.

Unaudited Pro Forma Consolidated Statements of Comprehensive Income

(Expressed in Canadian dollars)

	WHG From incorporation on November 27, 2019 to June 30, 2020	Pro Forma Adjustment (Note 4)	WHG Pro Forma From incorporation on November 27, 2019 to June 30, 2020

Operating expenses
Depreciation	$46	$-	$46
Investor relations	697	-	697
Professional fees	9,010	3,810	12,820
Salaries and benefits	98,741	-	98,741
Office and administration	29,829	4,497	34,326
Management fee	-	15,000	15,000
	138,323	23,307	161,630

Other income ( expenses)
Impairment reversal of mineral property interests	11,714,944	-	11,714,944
Foreign exchange gain	29	-	29
Interest expense	(79,754)	-	(79,754)
	11,635,219	-	11,635,219

Comprehensive income for the period	$11,496,896	$(23,307)	$11,473,589

Earnings per common share
Basic and diluted loss per share	$0.89	$-	$0.89
Weighted average number of common shares - basic and diluted	12,870,371	-	12,870,371

See accompanying notes to the pro forma consolidated financial statements

Page | 2

Whitehorse Gold Corp.

Notes to the Pro Forma Consolidated Financial Statements

For the year ended June 30, 2020

(Expressed in Canadian dollars, except for share figures)

1. PLAN OF ARRANGEMENT

On July 22, 2020, New Pacific Metals Corp. (“New Pacific”) announced that it intends to directly or indirectly distribute the Whitehorse Gold Corp.’s (“Whitehorse Gold”, or the Company) common shares to its shareholders on a pro rata basis by way of a plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia) pursuant to which New Pacific shareholders will be entitled to receive common shares of Whitehorse Gold on a pro rata basis.

The Arrangement will be subject to the approval of New Pacific shareholders at a special meeting that is expected to be held by the end of September 2020, requisite regulatory and stock exchange approval, and the continued discretion of New Pacific's management and board of directors. The Arrangement will also be subject to court approval.

Further details of the Arrangement, including, without limitation, the applicable ratio for the number of Whitehorse Gold common shares to be received by New Pacific shareholders, the record date for determining which shareholders will be entitled to receive Whitehorse Gold common shares and vote on the Arrangement at the special meeting, and the date for the special meeting, will be provided in New Pacific’s Management Information Circular for the 2020 Annual and Special Meeting of Shareholders to be Held at 9:00 A.M on September 30, 2020. There can be no assurance that the Arrangement will be completed on the terms described herein or at all.

2. BASIS OF PREPARATION

The unaudited pro forma consolidated financial statements of Whitehorse Gold have been prepared to give effect and reflect the Arrangement as described in Note 1 and the pro-forma assumptions and adjustment described in Note 4 below and include:

• Unaudited pro forma consolidated statement of financial position as at June 30, 2020 prepared from Whitehorse Gold’s audited consolidated statement of financial position, reflecting the transactions as if they occurred on June 30, 2020.

• Unaudited pro forma consolidated statement of income and comprehensive income for the period from November 27, 2019 to June 30, 2020 prepared from the Whitehorse Gold’s audited consolidated statement of comprehensive income for the same period, reflecting the transactions as if they occurred on November 27, 2019.

These unaudited pro forma financial statements should be read in conjunction with the audited consolidated financial statements of Whitehorse Gold for the period from incorporation on November 27, 2019 to June 30, 2020.

These unaudited pro forma consolidated financial statements are not intended to reflect the financial position and results of operations that would have occurred if the events reflected therein had been in effect at the dates indicated. Further, these pro forma consolidated financial statements are not necessarily indicative of the financial position and results of operations that may be obtained in the future.

Page | 3

Whitehorse Gold Corp.

Notes to the Pro Forma Consolidated Financial Statements

For the year ended June 30, 2020

(Expressed in Canadian dollars, except for share figures)

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these unaudited pro forma consolidated financial statements are those as set out in Whitehorse Gold’s audited consolidated financial statements for the period from the incorporation on November 27, 2019 to June 30, 2020.

4. PRO FORMA ADJUSTMENTS

The unaudited pro forma consolidated financial statements incorporate the following pro forma adjustments and/or assumptions:

• Tagish Lake Gold Corp’s operating expenses for the period from November 27, 2019 to February 12, 2020 were added back as pro forma adjustments.

Page | 4

SCHEDULE "K"

CHARTER FOR THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

OF WHITEHORSE GOLD CORP.

(the "Company")

Adopted by the Board of Directors on August 25, 2020

1.0 Purpose of the Committee

1.1 The audit committee (the "Committee") represents the board of directors of the Company (the "Board") in discharging its responsibility relating to the accounting, reporting and financial practices of the Company and its subsidiaries, and has general responsibility for oversight of internal controls, accounting and auditing activities and legal compliance of the Company and its subsidiaries.

2.0 Members of the Committee

2.1 The Committee shall consist of no less than three directors a majority of whom shall be "independent" as defined under National Instrument 52-110, while the Company is in the developmental stage of its business. The members of the Committee shall be selected annually by the Board and shall serve at the pleasure of the Board.

2.2 At least one Member of the Committee must be "financially literate" as defined under National Instrument 52-110, having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of the accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

3.0 Meeting Requirements

3.1 The Committee will, where possible, meet on a regular basis at least once every quarter, and will hold special meetings as it deems necessary or appropriate in its judgment. Meetings may be held in person or by virtual means, and shall be at such times and places as the Committee determines. Without meeting, the Committee may act by unanimous written consent of all members which shall constitute a meeting for the purposes of this charter.

3.2 A majority of the members of the Committee shall constitute a quorum.

4.0 Duties and Responsibilities

4.1 The Committee's function is one of oversight only and shall not relieve the Company's management of its responsibilities for preparing financial statements which accurately and fairly present the Company's financial results and conditions or the responsibilities of the external auditors relating to the audit or review of financial statements. Specifically, the Committee will:

(i) have the authority with respect to the appointment, retention or discharge of the independent public accountants as auditors of the Company (the "auditors") who perform the annual audit in accordance with applicable securities laws, and who shall be ultimately accountable to the Board through the Committee;

(ii) review with the auditors the scope of the audit and the results of the annual audit examination by the auditors, including any reports of the auditors prepared in connection with the annual audit;

(iii) review information, including written statements from the auditors, concerning any relationships between the auditors and the Company or any other relationships that may adversely affect the independence of the auditors and assess the independence of the auditors;

(iv) review and discuss with management and the auditors the Company's audited financial statements and accompanying management's discussion and analysis ("MD&A"), including a discussion with the auditors of their judgments as to the quality of the Company's accounting principles and report on them to the Board;

(v) review and discuss with management the Company's interim financial statements and interim MD&A and report on them to the Board;

(vi) pre-approve all auditing services and non-audit services provided to the Company by the auditors to the extent and in the manner required by applicable law or regulation. In no circumstances shall the auditors provide any non-audit services to the Company that are prohibited by applicable law or regulation;

K-2

(vii) evaluate the external auditor's performance for the preceding fiscal year, reviewing their fees and making recommendations to the Board;

(viii) periodically review the adequacy of the Company's internal controls and ensure that such internal controls are effective;

(ix) review changes in the accounting policies of the Company and accounting and financial reporting proposals that are provided by the auditors that may have a significant impact on the Company's financial reports, and report on them to the Board;

(x) approve material contracts where the Board determines that it has a conflict;

(xi) establish procedures for the receipt, retention and treatment of complaints received by the Company regarding the audit or other accounting matters;

(xii) where unanimously considered necessary by the Committee, engage independent counsel and/or other advisors at the Company's expense to advise on material issues affecting the Company which the Committee considers are not appropriate for the full Board;

(xiii) satisfy itself that management has put into place procedures that facilitate compliance with the provisions of applicable securities laws and regulation relating to insider trading, continuous disclosure and financial reporting;

(xiv) review and monitor all related party transactions which may be entered into by the Company; and

(xv) periodically review the adequacy of its charter and recommending any changes thereto to the Board.

5.0 Miscellaneous

5.1 Nothing contained in this Charter is intended to extend applicable standards of liability under statutory or regulatory requirements for the directors of the Company or members of the Committee. The purposes and responsibilities outlined in this Charter are meant to serve as guidelines rather than as inflexible rules and the Committee is encouraged to adopt such additional procedures and standards as it deems necessary from time to time to fulfill its responsibilities.

SCHEDULE "L"

NEW PACIFIC METALS CORP. FOLLOWING THE ARRANGEMENT

The following describes the proposed business of the Company following the completion of the Arrangement, and should be read together with this Circular. Except where the context otherwise requires, all of the information contained in this Schedule "L" is made on the basis that the Arrangement has been completed as described in the Circular. This Schedule "L" is qualified in its entirety by, and should be read together with, the detailed information contained or referred to elsewhere, or incorporated by reference, in the Circular and applicable Schedules.

Capitalized words used in this Schedule "L" and not otherwise defined shall have the meaning ascribed to such terms in the Circular.

CORPORATE STRUCTURE

Name and Incorporation

The Company was formed as a special limited company under the Company Act (British Columbia) on April 19, 1972. By special resolution of its shareholders dated July 21, 1983, the Company converted itself from a special limited company to a limited company Subsequently, the Company continued into Bermuda on November 6, 1997.

On November 5, 2003, the Company continued into British Columbia under the Company Act (British Columbia). On November 3, 2004, the Company changed its name to "New Pacific Metals Corp." The current BCBCA came into force on March 29, 2004, at which time, the Board approved the transition of the Company under the BCBCA and the filing of a transition application containing a Notice of Articles which replaced the existing Memorandum of Association of the Company.

At the Company's annual general and special meeting of shareholders held November 13, 2015, the shareholders passed a special resolution authorizing and approving an amendment to the articles of the Company to change the name of the Company from New Pacific Metals Corp. to "New Pacific Holdings Corp." and an ordinary resolution authorizing and approving a change of the Company's business from a mining issuer engaged in mineral exploration to an investment issuer engaged in investing in privately held and publicly traded corporations under the policies of the TSX-V. On July 1, 2016, the Company's name was changed to "New Pacific Holdings Corp." and the Company changed its business from a mining issuer listed on the TSX to an investment issuer listed on the TSX-V, trading under the symbol "NUX".

On June 30, 2017, at a special meeting of shareholders held in connection with the Company's acquisition of Empresa Minera Alcira S.A., a private mining company incorporated in Bolivia (as described further below), the shareholders passed a special resolution authorizing and approving an amendment to the articles of the Company to change the name of the Company back to "New Pacific Metals Corp." and an ordinary resolution authorizing and approving a change of the Company's business back to a mining issuer engaged in mineral exploration under the policies of the TSX-V, trading under the symbol "NUAG". On March 12, 2018, the Company's common shares commenced trading on the OTCQX Market under the symbol "NUPMF". On August 12, 2020 the Company's common shares began trading on the TSX under the symbol "NUAG" and were de-listed from trading on the TSX-V.

The head office, principal address, and registered and records office of the Company is located at Suite 1750 – 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1.

The Company is a reporting issuer in all of the provinces of Canada.

Following completion of the Arrangement, the authorized share capital of the Company will consist of an unlimited number of New Common Shares.

Intercorporate Relationships

The corporate structure of the Company and its subsidiaries, as of the date hereof, is as follows:

Upon completion of the Arrangement, the Company will have the following corporate structure:

DESCRIPTION OF THE BUSINESS

Upon completion of the Arrangement, the Company will concentrate on the exploration and development of the Company Assets. For further information regarding the business of the Company, please refer to the financial statements, the MD&A, the AIF and other public disclosure documents of the Company available on SEDAR at www.sedar.com and incorporated by reference herein.

DESCRIPTION OF MINERAL PROPERTIES

As of the date hereof, the Company considers the Silver Sand Project to be a material property for the purposes of NI 43-101.

The Company's other non-material mineral properties are the Silverstrike Project and the RZY Project. For further information regarding the mineral properties of the Company, please refer to the annual information form and other public disclosure documents of the Company available on SEDAR at www.sedar.com and incorporated by reference herein.

DESCRIPTION OF CAPITAL STRUCTURE

Following completion of the Arrangement, the Company will have an authorized capital of an unlimited number of New Common Shares without par value, of which such number of New Common Shares will be issued and outstanding as fully paid and non-assessable as the number of Common Shares issued and outstanding immediately prior to the Effective Time. A further 5,579,634 New Common Shares will be reserved and allotted for issuance upon the due and proper exercise of certain incentive options outstanding as of June 30, 2020. All of the New Common Shares of the Company rank equally as to dividends, voting powers and participation in assets and in all other respects. Each New Common Share carries one vote per share at meetings of the shareholders of the Company. There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre- emptive rights or subscription rights attached to the New Common Shares. The New Common Shares presently issued are not subject to any calls or assessments. For more information on the effect of the Arrangement on the Common Shares of the Company, please see the Circular under the heading "The Arrangement".

At the Meeting, the Shareholders will be asked to approve the Omnibus Plan prepared in accordance with the policies of the TSX. For more information on the Omnibus Plan and the effect of the Arrangement on the Awards, please see the Circular under the heading "Approval of the Amended and Restated Share Based Compensation Plan" and "The Arrangement".

As of the date hereof, the Company has no outstanding warrants.

DIVIDENDS OR DISTRIBUTIONS

The Company has not paid dividends on its common shares since incorporation. The Company has no present intention of paying dividends on its common shares. Payment of dividends of distributions in the future will be dependent on the earnings and financial condition of the Company and other factors which the directors may deem appropriate at that time.

PRO FORMA CONSOLIDATED CAPITALIZATION

Other than as described in this Schedule under the heading "Prior Sales", there have not been any material changes in the share and loan capital of the Company since the date of the audited consolidated financial statements of the Company for the year ended June 30, 2020. There will be no material changes to the Company's share and loan capital as a result of the Arrangement, other than the exchange of Common Shares for New Common Shares.

PRIOR SALES

Common Shares

The following table summarizes issuances of Common Shares by the Company for the 12-month period prior to the date of this Circular:

	Number of	Price Per
Date of Issuance	Common Shares	Common Share
October 25, 2019	4,312,500	$4.00
June 9, 2020	4,238,000	$5.90

In addition to the Common Shares referenced in the table above, an aggregate of 856,399 Common Shares were issued in connection with the exercise of outstanding Options and 139,400 Common Shares were issued in connection with the settlement of RSUs for the 12-month period prior to the date of this Circular. The exercise price for such Options ranged between $0.55 and $2.30, resulting in aggregate gross proceeds of $1,020,485.

Options

No Options were granted by the Company during the 12-month period prior to the date of this Circular.

Restricted Share Units

The Company intends to settle RSUs by the issuance of Common Shares as soon as practicable after the vesting date, but retains the discretion under the Company's incentive plan, to settle the RSUs in cash or in Common Shares. The following table summarizes grants of RSUs by the Company for the 12-month period prior to the date of this Circular:

Date of Grant	Number of RSUs	Settlement Date
December 2, 2019	266,150	June 2, 2020
December 2, 2019	266,150	December 2, 2020
December 2, 2019	266,150	June 2, 2021
December 2, 2019	266,150	December 2, 2021

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSX under the symbol "NUAG". Prior to August 12, 2020, the Common Shares were listed and posted for trading on the TSX-V. The New Common Shares will continue to be traded on the TSX upon completion of the Arrangement. The following table sets forth for the periods indicated, the high and low trading price and the aggregate volume of the Common Shares on the TSX or the TSX-V, as applicable.

Period	High ($)	Low ($)	Trading Volume
August 2019	3.00	2.35	1,076,518
September 2019	6.71	2.75	4,128,885
October 2019	4.63	4.09	2,671,947
November 2019	4.96	4.23	1,971,111
December 2019	5.99	4.60	1,951,768
January 2020	6.98	5.61	4,344,293
February 2020	6.78	4.74	3,002,182
March 2020	5.78	2.34	4,886,509
April 2020	6.46	4.07	6,743,738
May 2020	7.17	5.04	5,103,972
June 2020	5.89	4.83	2,866,844
July 2020	6.13	4.84	3,074,003
August 2020(1)	6.28	5.30	2,341,416

Note:

(1) From August 1, 2020 to August 27, 2020.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

As of the date hereof, the Company does not have, nor does it expect to have upon completion of the Arrangement, any of its securities subject to escrow or contractual restrictions on transfer, subject to regulatory approval thereof.

DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation and Security Holding

It is anticipated that there will be no change to the Board or the executive officers of the Company upon completion of the Arrangement. See the Circular under the heading "Election of Directors".

Upon completion of the Arrangement, as a group, the Company's directors and executive officers will beneficially own, or control or direct, directly or indirectly, 12,691,200 New Common Shares, or approximately 8.3% of the issued and outstanding New Common Shares (using the number of Common Shares issued and outstanding as at the trading day immediately preceding the date hereof).

For a summary of all securities held by the directors and executive officers of the Company, please refer to the Circular under the heading "Election of Directors" and "The Arrangement – Interests of Certain Persons in the Arrangement".

Conflicts of Interest

Certain proposed directors, officers and nominee directors of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations to other public companies in the resource sector may give rise to conflicts of interest from time to time. As a result, opportunities provided to a director of the Company may not be made available to the Company, but rather may be offered to a company with competing interests. The directors and senior officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any personal interest which they may have in any project or opportunity of the Company, and to abstain from voting on such matters.

The proposed directors and officers of the Company are aware of the existence of Laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interests and the Company will rely upon such Laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors and officers.

EXECUTIVE COMPENSATION

The executive compensation structure of the Company after completion of the Arrangement is expected to be the same as that of the Company presently. For a discussion of the Company's executive compensation please see the Circular under the heading "Executive Compensation".

AUDIT COMMITTEE

The governance of the Company's audit committee after completion of the Arrangement is expected to be the same as that of the Company presently. For a discussion of the Company's audit committee please see the Circular under the heading "Audit Committee".

CORPORATE GOVERNANCE

The corporate governance policies of the Company after completion of the Arrangement are expected to be the same as that of the Company presently. For a discussion of the Company's corporate governance practices please see the Circular under the heading "Corporate Governance Disclosure".

RISK FACTORS FOR THE COMPANY FOLLOWING THE ARRANGEMENT

For a discussion of the risk factors generally applicable to the Company, please refer to the Company's AIF and MD&A under the heading "Risk Factors" as filed on the Company's SEDAR profile at www.sedar.com and incorporated by reference herein.

In addition to the foregoing, the risk factors specifically applicable to the Company after the Arrangement include those risk factors identified in the Circular under the heading "Risk Factors Relating to the Arrangement" as well as the following risk factors:

The Company may not Realize Anticipated Benefits of the Arrangement

The Company and Whitehorse are proposing to complete the Arrangement to strengthen the position of each entity in the mining and exploration industry and to create the opportunity to realize certain benefits, including those set forth in the Circular. Achieving the benefits of the Arrangement depends in part on the ability of the Company to effectively capitalize on its scale, to realize the anticipated capital and operating synergies, to profitably sequence the growth prospects of its asset base and to maximize the potential of its improved growth opportunities and capital funding opportunities. A variety of factors, including those risk factors set forth in the Circular and in the documents referred to herein, may adversely affect the ability of the Company to achieve the anticipated benefits of the Arrangement.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

The Company is not aware of any actual or pending material legal proceedings to which the Company is or is likely to be party or of which any of its business or property is or is likely to be subject.

Regulatory Actions

There are no (a) penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during its most recently completed financial year; (b) other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision in the Company; or (c) settlement agreements the Company entered into before a court relating to securities legislation or with a securities regulatory authority during its most recently completed financial year.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as set out in the Circular and this Schedule, none of the following persons or companies have any material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company:

(a) a director or executive officer of the Company;

(b) a person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of New Common Shares; and

(c) an associate or affiliate of any of the persons or companies referred to in paragraphs (a) and (b).

See the Circular under the headings "Interests of Certain Persons in Matters to be Acted Upon" and "Interest of Informed Persons in Material Transactions".

AUDITOR, TRANSFER AGENT AND REGISTRAR

Auditor

The auditor of the Company will continue to be Deloitte LLP, Chartered Professional Accountants, of Vancouver, British Columbia.

Transfer Agent and Registrar

The transfer agent and registrar of the Company and the New Common Shares will continue to be Computershare Investor Services Inc. with an office at 3rd Floor, 510 Burrard St, Vancouver, British Columbia V6C 3B9.

MATERIAL CONTRACTS

Except for contracts made in the ordinary course of business, the following will be the only material contract of the Company entered into (a) since the beginning of the last financial year ending before the date of the Circular; or (b) before the beginning of the last financial year ending before the date of the Circular if that material contract is still in effect:

• Arrangement Agreement described in the Circular under the heading "The Arrangement – The Arrangement" in the Circular.

OTHER MATERIAL FACTS

There are no other material facts other than as disclosed herein.

ADDITIONAL INFORMATION

Additional information on the Company may be found under the Company's profile on SEDAR at www.sedar.com. Additional information, including directors' and officers' remuneration and indebtedness to the Company, principal holders of the securities of the Company and securities authorized for issuance under equity compensation plans, can be found in the Circular under the corresponding headings. Additional financial information is provided in the Company's audited consolidated financial statements for the year ended June 30, 2020 and the MD&A, all of which have been filed on SEDAR and which are incorporated by reference herein.

SCHEDULE "M"

OMNIBUS PLAN

(attached)

New Pacific Metals Corp.

SHARE BASED COMPENSATION PLAN

PART 1
INTERPRETATION

1.01 Definitions Where used herein or in any amendments hereto or in any communication required or permitted to be given hereunder, the following words and phrases shall have the following meanings, respectively, unless the context requires otherwise:

(a) “Award” means a grant to a Participant of one or more Options, PSUs or RSUs pursuant to the terms of this Plan;

(b) “Award Agreement” means an Option Award Agreement, a PSU Award Agreement, and/or an RSU Award Agreement or such other written contract, certificate or other instrument or document evidencing an individual Award granted under the Plan, if any, which may, in the discretion of the Company, be evidenced in electronic form (as applicable) as the context requires;

(c) “Board” means the board of directors of the Company as constituted from time to time, and includes any committee of directors appointed by the directors as contemplated by Section 3.01 hereof;

(d) “Canadian Taxpayer” means a Participant (other than a Consultant) who is resident in Canada for the purposes of the Tax Act or is otherwise liable to pay tax under the Tax Act in respect of an Award;

(e) “Change of Control” means, at any time the occurrence of any of the following, in one transaction or a series of related transactions:

(i) the acquisition by any person or persons acting jointly or in concert (as determined by the Securities Act), whether directly or indirectly, of beneficial ownership of voting securities of the Company that, together with all other voting securities of the Company held by such persons, constitute in the aggregate, more than 50% of all of the then outstanding voting securities of the Company;

(ii) an amalgamation, merger, arrangement, consolidation, share exchange, take- over bid or other form of business combination of the Company or any of its subsidiaries with another person that results in the holders of voting securities of that other person holding, in the aggregate, more than 50% of all outstanding voting securities of the person resulting from the business combination;

(iii) the sale, lease, exchange or other disposition of all or substantially all of the property of the Company or any of its affiliates to another person, other than (A) in the ordinary course of business of the Company or of an affiliate of the Company or (B) to the Company or any one or more of its affiliates; or

(iv) a resolution is adopted to wind-up, dissolve or liquidate the Company.

Notwithstanding the foregoing, a transaction or a series of related transactions will not constitute a Change of Control if such transaction(s) result(s) in the Company, any successor to the Company, or any successor to the Company’s business, being controlled, directly or indirectly, by the same person or persons who controlled the Company, directly or indirectly, immediately before such transaction(s);

(f) “Company” means New Pacific Metals Corp.;

(g) “Consultant” means a person (other than an Employee or a Director) that:

(i) is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Company or to an affiliate of the Company, other than services provided in relation to a sale of securities of the Company from treasury;

(ii) provides the services under a written contract with the Company or one of its affiliates;

(iii) in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or its affiliate; and

(iv) has a relationship with the Company or its affiliates that that enables such person to be knowledgeable about the business and affairs of the Company.

(h) “Director” means any director of the Company or of any of its subsidiaries;

(i) “Dividend Equivalents” means the right, if any, granted under PART 8, to receive future payments in cash or in Shares, based on dividends declared on Shares;

(j) “Eligible Person” means a Director, Officer, Consultant or Employee who is eligible to receive Awards under the Plan;

(k) “Employee” means any individual in the employment of the Company or any of its subsidiaries or of a company providing management or administrative services to the Company;

(l) “Exchange” means the Toronto Stock Exchange;

(m) “Exchange Policy” means the policies, bylaws, rules and regulations of the Exchange governing the granting of Awards by the Company, as amended from time to time;

(n) “Grant Date” means the date on which the Award is made to an Eligible Person in accordance with the provisions hereof;

(o) “Insider” has the meaning ascribed thereto in the Exchange Policy;

(p) “Market Price” as of a particular date, shall be equal to the closing price of the Shares for the trading day immediately preceding such date as reported by the Exchange, or, if the Shares are not listed on the Exchange, on such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, as the case may be. If the Shares are not publicly traded or quoted, then the “Market Price” shall be the fair market value of the Shares, as determined by the Board, on the particular date;

(q) “Option” means an option to purchase Shares of the Company pursuant to the Plan;

(r) “Option Award Agreement” means a written award agreement, substantially in the form of Schedule A – Option Award Agreement, or such other form as the Board may approve from time to time, setting out the terms and conditions relating to an Option and entered into in accordance with Section 5.02;

(s) “Option Price” means the Market Price on the Grant Date of the Options;

(t) “Officer” means any officer of the Company or of any of its subsidiaries as defined in the Securities Act;

(u) “Outstanding Issue” means the issued and outstanding Shares, as determined by Exchange Policy and by Securities Laws;

(v) “Participants” means an Eligible Person granted Awards in accordance with the Plan;

(w) “Plan” means this share based compensation plan as from time to time amended;

(x) “Performance Criteria” means criteria established by the Board which, without limitation, may include criteria based on the Participant’s personal performance, the financial performance of the Company and/or of its subsidiaries and/or achievement of corporate goals and strategic initiatives, and that may be used to determine the vesting of the Awards, when applicable;

(y) “PSU” means a performance share unit granted in accordance with Section 6.01, the value of which on any particular date will be equal to the Market Price of one Share, and that represents the conditional right, on the terms and conditions set out in the Plan and the applicable PSU Award Agreement, to receive a cash payment equal to the Market Price of one Share on settlement of the PSU or its equivalent in Shares at the discretion of the Company;

(z) “PSU Award Agreement” means a written confirmation agreement, substantially in the form of Schedule B – PSU Award Agreement, or such other form as the Board may approve from time to time, setting out the terms and conditions relating to a PSU and entered into in accordance with Section 6.02;

(aa) “RSU” means a restricted share unit granted in accordance with Section 7.01, the value of which on any particular date will be equal to the Market Price of one Share, and that represents the conditional right, on the terms and conditions set out in the Plan and the applicable RSU Award Agreement, to receive a cash payment equal to the Market Price of one Share on settlement of the RSU or its equivalent in Shares at the discretion of the Company;

(bb) “RSU Award Agreement” means a written confirmation agreement, substantially in the form of Schedule C – RSU Award Agreement, or such other form as the Board may approve from time to time, setting out the terms and conditions relating to an RSU and entered into in accordance with Section 7.02;

(cc) “Securities Act” means the Securities Act, R.S.B.C. 1996, c.418, as amended, from time to time;

(dd) “Securities Laws” means the acts, policies, bylaws, rules and regulations of the Canadian securities commissions governing the granting of Awards by the Company, as amended from time to time;

(ee) “Service Agreement” means any written agreement between a Participant and the Company or a subsidiary of the Company (as applicable), in connection with that Participant’s employment, service or engagement as a Director, Officer, Consultant or Employee or the termination of such employment, service or engagement, as amended, replaced or restated from time to time;

(ff) “Shares” means common shares of the Company;

(gg) “Tax Act” means the Income Tax Act (Canada) and its regulations thereunder, as amended from time to time.

1.02 Gender Throughout this Plan, words importing the masculine gender shall be interpreted as including the female gender.

PART 2

PURPOSE OF PLAN

2.01 Purpose The purpose of this Plan is to attract and retain Employees, Consultants, Officers or Directors to the Company and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company through Awards granted under this Plan to purchase Shares.

PART 3

ADMINISTRATION OF PLAN

3.01 Administration This Plan shall be administered and interpreted by the Board or, if the Board so elects, by a committee (which may consist of only one person) appointed by the Board from its members, and in such circumstances, all references to the term “Board” will be deemed to be references to such Committee, except as may otherwise be determined by the Board. The day-to-day administration of the Plan may be delegated to such Officers and Employees as the Board determines.

3.02Board Authority Subject to the terms and conditions set forth in the Plan, the Board shall have the sole and absolute discretion to: (i) designate Participants; (ii) determine the type, size, price, terms, and conditions of Awards to be granted; (iii) determine the method by which an Award may be vested, settled, exercised, canceled, forfeited, or suspended; (iv) determine the circumstances under which the delivery of cash, property, or other amounts payable with respect to an Award may be deferred either automatically or at the Participant’s or the Board’s election; (v) interpret and administer, reconcile any inconsistency in, correct any defect in, and supply any omission in the Plan and any Award granted under, the Plan; (vi) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Board shall deem appropriate for the proper administration of the Plan; (vii) subject to Exchange acceptance, if applicable, accelerate the vesting, delivery, or exercisability of, or payment for or lapse of restrictions on, or waive any condition in respect of, Awards; and (viii) make any other determination and take any other action that the Board deems necessary or desirable for the administration of the Plan or to comply with any applicable law.

No member of the Board will be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of the Plan, any Award Agreement or other document or any Awards granted pursuant to the Plan.

Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions regarding the Plan or any Award or any documents evidencing any Award granted pursuant to the Plan shall be within the sole discretion of the Board, may be made at any time, and shall be final, conclusive, and binding upon all persons or entities, including, without limitation, the Company, any subsidiary of the Company, any Participant, any holder or beneficiary of any Award, and any shareholder of the Company.

3.03Committee's Recommendations The Board may accept all or any part of recommendations of the committee or may refer all or any part thereof back to the committee for further consideration and recommendation.

3.04Clawback Policy All Awards granted under this Plan will be subject to the Company’s Policy on Recoupment of Incentive Compensation (the “Clawback Policy”), as amended from time to time.

PART 4

RESERVE OF SHARES FOR AWARDS

4.01 Sufficient Authorized Shares to be Reserved A sufficient number of Shares shall be reserved by the Board to satisfy the exercise of Awards granted under this Plan. Shares that were the subject of Awards that have lapsed or terminated shall thereupon no longer be in reserve and may once again be subject to an Award granted under this Plan. If any Award has been exercised, the number of Shares into which such Award was exercised shall become available to be issued upon the exercise of Awards subsequently granted under the Plan; provided, however that any RSU or PSU that has been exercised will no longer be available to be subsequently granted under the Plan.

4.02 Maximum Number of Shares to be Reserved Under Plan The aggregate number of Shares which may be subject to issuance pursuant to Awards granted under this Plan, and inclusive of any other share-based compensation arrangement adopted by the Company, shall be equal to 10% of the Outstanding Issue, from time to time.

4.03 Maximum Number of Shares Reserved Unless authorized by shareholders of the Company, this Plan, together with all of the Company's other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Shares, shall not result in:

(a) the number of Shares (i) issued to Insiders, within any one year period, and (ii) issuable to Insiders, at any time, exceeding 10% of the Outstanding Issue;

(b) the issuance to any one Insider and such Insider's associates, within a one year period, of a number of Shares exceeding 5% of the Outstanding Issue;

(c) the issuance to any one Eligible Person, in a twelve month period, of a number of RSUs and PSUs, on an aggregate basis, exceeding 1% of the Outstanding Issue at the time of granting of the Awards and the issuance to all Eligible Persons, in a twelve month period, of a number of RSUs and PSUs, on an aggregate basis, exceeding 2% of the Outstanding Issue at the time of granting of the Awards; or

(d) a number of Shares issuable to any one non-executive Director within a one-year period exceeding an Award value of $150,000 per such non-executive Director, of which no more than $100,000 may comprise Options based on a generally accepted valuation method acceptable to the Board.

4.04 Number of Shares The number of Shares reserved for issuance to any one person pursuant to Awards granted under this Plan shall not exceed 5% of the Outstanding Issue at the time of granting of the Awards.

4.05 No Fractional Shares No fractional Shares shall be issued upon the exercise of Options or the settlement of PSUs or RSUs in Shares, and, accordingly, if a Participant would become entitled to a fractional Share upon the exercise of an Option or settlement of a PSU or RSU in Shares, such Participant will only have the right to acquire the next lowest whole number of Shares, and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

PART 5

OPTIONS

5.01 Grant Options may be granted to Eligible Persons at such time or times as shall be determined by the Board by resolution. The Grant Date of an Option for purposes of the Plan will be the date on which the Option is awarded by the Board, or such later date determined by the Board, subject to applicable Securities Laws and Exchange Policy.

5.02Terms and Conditions Options shall be evidenced by an Option Award Agreement, which shall specify such terms and conditions, not inconsistent with the Plan, as the Board shall determine, including:

(a) the number of Shares to which the Options to be awarded to the Participant pertain;

(b) the exercise price of the Options, which shall not be less than the Option Price on the Grant Date;

(c) the expiry date of the Options, which will not be later than ten years from the Grant Date or such shorter period as prescribed by the Exchange;

(d) the vesting schedule of the Options; and

(e) such other terms and conditions, not inconsistent with the Plan, as the Board shall determine, including customary representations, warranties and covenants with respect to matters relating to Securities Laws.

For greater certainty, each Option Award Agreement may contain terms and conditions in addition to those set forth in the Plan.

5.03Vesting Subject to PART 10, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or Option Award Agreement, each Option shall vest as to one-quarter of the number of Shares granted by such Option every six months following the Grant Date for the first two anniversaries of the Grant Date of such Option (and in no circumstances shall Options vest at a rate that is faster).

5.04Method of Exercise Subject to the exercisability and termination provisions set forth in this Plan and in the applicable Option Award Agreement, Options may be exercised, in whole or in part, at any time and from time to time during the term of the Option, by the delivery of written notice of exercise (the “Exercise Notice”) by the Participant to the Company substantially in the form of Appendix A to the Option Award Agreement specifying the number of Shares to be purchased. Such notice will be accompanied by payment in full of the exercise price of the Options and any applicable tax withholdings by one of the following methods: in cash, by certified cheque or bank draft payable to the Company or by wire transfer of immediately available funds.

5.05Termination of Employment If a Director, Officer, Consultant or Employee ceases to be so engaged by the Company for any reason other than death, such Director, Officer, Consultant or Employee shall have such rights to exercise any vested Option not exercised prior to such termination within the lesser of a period of 90 calendar days after the date of termination or the expiry date of the Option, or such shorter period as may be set out in the Participant’s Option Award Agreement. For the avoidance of doubt, subject to applicable laws, no period of notice, if any, or payment instead of notice that is given or that ought to have been given under applicable law, whether by statute, imposed by a court or otherwise, in respect of such termination of employment that follows or is in respect of a period after the Participant’s termination date will be considered as extending the Participants period of employment for the purposes of determining his entitlement under the Plan. The Participant shall have no entitlement to damages or other compensation arising from or related to not receiving any Awards which would have settled or vested or accrued to the Participant after the termination date.

5.06Death If a Director, Officer, Consultant or Employee dies prior to the expiry of his Option, his legal representatives may, within the lesser of one year from the date of the Participant's death or the expiry date of the Option, exercise that portion of an Option granted to the Director, Officer, Consultant or Employee under this Plan which remains outstanding.

PART 6

PERFORMANCE SHARE UNITS

6.01 Grant PSUs may be granted to Eligible Persons at such time or times as shall be determined by the Board by resolution. The Grant Date of a PSU for purposes of the Plan will be the date on which the PSU is awarded by the Board, or such later date determined by the Board, subject to Securities Laws and Exchange Policy.

6.02Terms and Conditions Any PSU granted under this Plan shall be evidenced by a PSU Award Agreement which shall specify such terms and conditions, not inconsistent with the Plan, as the Board shall determine, including:

(a) the number of PSUs to be awarded to the Participant;

(b) the performance cycle applicable to each PSU, which shall be the period of time between the Grant Date and the date on which the Performance Criteria specified in Section 6.02(c) must be satisfied before the PSU is fully vested and may be settled by the Participant, before being subject to forfeiture or termination, which period of time, for Canadian Taxpayers, shall in no case end later than November 30 of the calendar year which is two years after the calendar year in which the Grant Date occurs;

(c) the Performance Criteria that shall be used to determine the vesting of the PSUs;

(d) whether and to what extent Dividend Equivalents will be credited to a Participant’s PSU Account in accordance with PART 8; and

(e) such other terms and conditions, not inconsistent with the Plan, as the Board shall determine, including customary representations, warranties and covenants with respect to matters relating to Securities Laws.

For greater certainty, each PSU Award Agreement may contain terms and conditions in addition to those set forth in the Plan and, if applicable. No Shares will be issued on the Grant Date and the Company shall not be required to set aside a fund for the payment of any such Awards.

6.03PSU Accounts A separate notional account shall be maintained for each Participant with respect to PSUs granted to such Participant (a “PSU Account”) in accordance with Section 14.03. PSUs awarded to the Participant from time to time pursuant to Sections 6.01 shall be credited to the Participant’s PSU Account and shall vest in accordance with Section 6.04. On the vesting of the PSUs pursuant to Section 6.04 and the corresponding issuance of cash and/or Shares to the Participant pursuant to Section 6.05, or on the forfeiture or termination of the PSUs pursuant to the terms of the Award, the PSUs credited to the Participant’s PSU Account will be cancelled.

6.04Vesting Subject to PART 10, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or PSU Award Agreement, each PSU shall vest as at the date that is the end of the performance cycle (which shall be the “PSU Vesting Date”), subject to any Performance Criteria having been satisfied and will be settled in accordance with Section 6.05.

6.05 Settlement

(a) The PSUs may be settled by delivery by the Participant to the Company of a notice of settlement, substantially in the form attached as Schedule 1 – Notice of Settlement of PSUs attached to the PSU Award Agreement, acknowledged by the Company. On settlement, the Company shall, for each vested PSU being settled, deliver to the Participant a cash payment equal to the Market Price of one Share as of the PSU Vesting Date, one Share, or any combination of cash and Shares equal to the Market Price of one Share as of the PSU Vesting Date, in the sole discretion of the Board. No certificates for Shares issued in settlement will be issued to the Participant until the Participant and the Company have each completed all steps required by law to be taken in connection with the issuance of the Shares, including receipt from the Participant of payment or provision for all withholding taxes due as a result of the settlement of the PSUs. The delivery of certificates representing the Shares to be issued in settlement of PSUs will be contingent upon the fulfilment of any requirements contained in the PSU Award Agreement or applicable provisions of laws.

(b) For greater certainty, for Canadian Taxpayers, in no event shall such settlement be later than December 31 of the calendar year which is three years after the calendar year in which the Grant Date occurs.

6.06Termination of Employment If a Director, Officer, Consultant or Employee ceases to be so engaged by the Company for any reason other than death, all outstanding PSUs that were vested on or before the date of the termination of employment or services of such Director, Officer, Consultant or Employee shall be settled in accordance with Section 6.05 as of the date of termination, after which time the PSUs shall in all respects terminate.

6.07Death If a Director, Officer, Consultant or Employee dies, all outstanding PSUs that were vested on or before the date of death such Director, Officer, Consultant or Employee shall be settled in accordance with Section 6.05 as of the date of death. Outstanding PSUs that were not vested on or before the date of death shall vest and be settled in accordance with Section 6.05 as of the date of death, prorated to reflect the actual period between the commencement of the performance cycle and the date of death, based on the Performance Criteria for the applicable performance period(s) up to the date of death. Subject to the foregoing, any remaining PSUs shall in all respects terminate as of the date of death.

6.08PSU Tax Considerations Any PSUs that are awarded to a Participant who is a resident of Canada or employed in Canada (each for purposes of the Tax Act) shall be structured so as to be considered to be a plan described in section 7 of the Tax Act or in such other manner to ensure that such award is not a “salary deferral arrangement” as defined in the Tax Act (or any successor to such provisions).

PART 7

RESTRICTED SHARE UNITS.

7.01 Grant RSUs may be granted to Eligible Persons at such time or times as shall be determined by the Board by resolution. The Grant Date of a RSU for purposes of the Plan will be the date on which the RSU is awarded by the Board, or such later date determined by the Board, subject to Securities Laws and Exchange Policy.

7.02 Terms and Conditions Any RSU granted under this Plan shall be evidenced by an RSU Award Agreement which shall specify such terms and conditions, not inconsistent with the Plan, as the Board shall determine, including:

(a) the number of RSUs to be awarded to the Participant;

(b) the period of time between the Grant Date and the date on which the RSU is fully vested and may be settled by the Participant, before being subject to forfeiture or termination, which period of time, for Canadian Taxpayers, shall in no case be later than November 30 of the calendar year which is two years after the calendar year in which the Grant Date occurs;

(c) whether and to what extent Dividend Equivalents will be credited to a Participant’s RSU Account in accordance with PART 8; and

(d) such other terms and conditions, not inconsistent with the Plan, as the Board shall determine, including customary representations, warranties and covenants with respect to matters relating to Securities Laws.

For greater certainty, each RSU Award Agreement may contain terms and conditions in addition to those set forth in the Plan and, if applicable. No Shares will be issued on the Grant Date and the Company shall not be required to set aside a fund for the payment of any such Awards.

7.03RSU Accounts A separate notional account shall be maintained for each Participant with respect to RSUs granted to such Participant (an “RSU Account”) in accordance with Section 14.03. RSUs awarded to the Participant from time to time pursuant to Sections 7.01 shall be credited to the Participant’s RSU Account and shall vest in accordance with Section 7.04. On the vesting of the RSUs pursuant to Section 7.04 and the corresponding issuance of cash and/or Shares to the Participant pursuant to Section 7.05, or on the forfeiture or termination of the RSUs pursuant to the terms of the Award, the RSUs credited to the Participant’s RSU Account will be cancelled.

7.04Vesting Subject to PART 10, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or RSU Award Agreement, each RSU shall vest when all applicable restrictions shall have lapsed (which shall be the “RSU Vesting Date”) and will be settled in accordance with Section 7.05. Unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or RSU Award Agreement, each RSU shall vest and shall be settled on November 30th following the two year anniversary of the Grant Date.

7.05 Settlement

(a) The RSUs may be settled by delivery by the Participant to the Company of a notice of settlement, substantially in the form attached as Schedule 1 – Notice of Settlement of RSUs attached to the RSU Award Agreement, acknowledged by the Company. On settlement, the Company shall, for each vested RSU being settled, deliver to the Participant a cash payment equal to the Market Price of one Share as of the RSU Vesting Date, one Share, or any combination of cash and Shares equal to the Market Price of one Share as of the RSU Vesting Date, in the sole discretion of the Board. No certificates for Shares issued in settlement will be issued to the Participant until the Participant and the Company have each completed all steps required by law to be taken in connection with the issuance of the Shares, including receipt from the Participant of payment or provision for all withholding taxes due as a result of the settlement of the RSUs. The delivery of certificates representing the Shares to be issued in settlement of RSUs will be contingent upon the fulfillment of any requirements contained in the RSU Award Agreement or applicable provisions of laws.

(b) For greater certainty, for Canadian Taxpayers, in no event shall such settlement be later than December 31 of the calendar year which is three years after the calendar year in which the Grant Date occurs.

7.06Termination of Employment If a Director, Officer, Consultant or Employee ceases to be so engaged by the Company for any reason other than death, all outstanding RSUs that were vested on or before the date of the termination of employment or services of such Director, Officer, Consultant or Employee shall be settled in accordance with Section 7.05 as of the date of termination, after which time the RSUs shall in all respects terminate.

7.07Death If a Director, Officer, Consultant or Employee dies, all outstanding RSUs that were vested on or before the date of death of such Director, Officer, Consultant or Employee shall be settled in accordance with Section 7.05 as of the date of death. Outstanding RSUs that were not vested on or before the date of death shall vest and be settled in accordance with Section 7.05 as of the date of death, prorated to reflect the actual period between the Grant Date and the date of death. Subject to the foregoing, any remaining RSUs shall in all respects terminate as of the date of death.

7.08 RSU Tax Considerations Any RSUs that are awarded to a Participant who is a resident of Canada or employed in Canada (each for purposes of the Tax Act) shall be structured so as to be considered to be a plan described in section 7 of the Tax Act or in such other manner to ensure that such award is not a “salary deferral arrangement” as defined in the Tax Act (or any successor to such provisions).

PART 8

DIVIDEND EQUIVALENTS

8.01 Credit of Dividend Equivalents The Board may determine whether and to what extent Dividend Equivalents will be credited to a Participant’s PSU Account and RSU Account with respect to Awards of PSUs or RSUs. Dividend Equivalents to be credited to a Participant’s PSU Account or RSU Account shall be credited as follows:

(a) any cash dividends or distributions credited to the Participant’s PSU Account or RSU Account shall be deemed to have been invested in additional PSUs or RSUs, as applicable, on the payment date established for the related dividend or distribution in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the payment date by (ii) the Market Price of one Share on such payment date, and such additional PSU or RSU, as applicable, shall be subject to the same terms and conditions as are applicable in respect of the PSU or RSU, as applicable, with respect to which such dividends or distributions were payable; and

(b) if any such dividends or distributions are paid in Shares or other securities, such Shares and other securities shall be subject to the same vesting, performance and other restrictions as apply to the PSUs or RSUs, as applicable, with respect to which they were paid.

8.02 No Dividend Equivalent No Dividend Equivalent will be credited to or paid on Awards of PSUs or RSUs that have expired or that have been forfeited or terminated.

PART 9

ADJUSTMENTS

9.01 Corporate Reorganizations The number and kind of Shares to which an Award pertains and, with respect to Options, the exercise price of the Options, shall be adjusted in the event of a reorganization, recapitalization, stock split or redivision, reduction, combination or consolidation, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or shares of the Company, in such manner, if any, and at such time, as the Board, in its sole discretion, may determine to be equitable in the circumstances. Failure of the Board to provide for an adjustment shall be conclusive evidence that the Board has determined that it is equitable to make no adjustment in the circumstances. If an adjustment results in a fractional share, the fraction shall be disregarded.

9.02 No Adjustment for Additional Purchases of Securities If at any time the Company grants to its shareholders the right to subscribe for and purchase pro rata additional securities of any other corporation or entity, there shall be no adjustments made to the Shares or other securities subject to an Award in consequence thereof and the Awards shall remain unaffected.

9.03 Cumulative Effect of Adjustments The adjustments provided for in this PART 9 shall be cumulative.

9.04 Amendments to Effect Adjustments On the happening of each and every of the foregoing events, the applicable provisions of the Plan shall be deemed to be amended accordingly and the Board shall take all necessary action so as to make all necessary adjustments in the number and kind of securities subject to any outstanding Award (and the Plan) and, with respect to Options, the exercise price of such Options.

PART 10

CHANGE OF CONTROL

10.01  Effect of a Change of Control Despite any other provision of the Plan, in the event of a Change of Control, all unvested Awards then outstanding will, as applicable, be substituted by or replaced with awards of the surviving corporation (or any affiliate thereof) or the potential successor (or any affiliate thereto) (the “continuing entity”) on the same terms and conditions as the original Awards, subject to appropriate adjustments that do not diminish the value of the original Awards. If, upon a Change of Control, the continuing entity fails to comply with this Section 10.01, the vesting of all then outstanding Awards (and, if applicable, the time during which such Awards may be exercised) will be accelerated in full, and any performance vesting conditions will be assessed by the board, acting in good faith, on a pro-rata basis.

10.02  Discretion to Accelerate Vesting Despite anything else to the contrary in the Plan, in the event of a potential Change of Control, the Board will have the power, in its sole discretion, to modify the terms of the Plan and/or the Awards to assist the Participants in tendering to a take-over bid or other transaction leading to a Change of Control. For greater certainty, in the event of a take-over bid or other transaction leading to a Change of Control, the Board has the power, in its sole discretion, subject to Exchange acceptance, as applicable, to accelerate the vesting of Awards and to permit Participants to conditionally exercise their Awards, such conditional exercise to be conditional upon the take-up by such offeror of the Shares or other securities tendered to such take-over bid in accordance with the terms of the take-over bid (or the effectiveness of such other transaction leading to a Change of Control). If, however, the potential Change of Control referred to in this Section 10.02 is not completed within the time specified (as the same may be extended), then despite this Section 10.02 or the definition of “Change of Control”, (i) any conditional exercise of vested Awards will be deemed to be null, void and of no effect, and such conditionally exercised Awards will for all purposes be deemed not to have been exercised, and (ii) Awards which vested pursuant to this Section 10.02 will be returned by the Participant to the Company and reinstated as authorized but unissued Shares and the original terms applicable to such Awards will be reinstated.

10.03 Termination of Awards on Change of Control If the Board has, pursuant to the provisions of Section 10.02 permitted the conditional exercise of Awards in connection with a potential Change of Control, then the Board will have the power, in its sole discretion, to terminate, immediately following actual completion of such Change of Control and on such terms as it sees fit, any Awards not exercised (including all vested and unvested Awards).

10.04  Further Assurances on Change in Control The Participant shall execute such documents and instruments and take such other actions, including exercise or settlement of Awards vesting pursuant to Section 10.02 or the Award Agreement, as may be required consistent with the foregoing; provided, however, that the exercise or settlement of Awards vesting pursuant to Section 10.02 or the Award Agreement shall be subject to the completion of the Change of Control.

10.05  Awards Need Not be Treated Identically In taking any of the actions contemplated by this PART 10, the Board shall not be obligated to treat all Awards held by any Participant, or all Awards in general, identically.

10.06  No Fractional Shares No fractional Shares or other security will be issued upon the exercise of any Award and accordingly, if as a result of a Change of Control, a Participant would become entitled to a fractional Share or other security, such participant will have the right to acquire only the next lowest whole number of Shares or other security and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

PART 11

SECURITIES LAWS AND EXCHANGE POLICIES

11.01  Exchange's Rules and Policies Apply This Plan and the granting and exercise of any Awards hereunder are also subject to such other terms and conditions as are set out from time to time in the Securities Laws and Exchange Policies and such rules and policies shall be deemed to be incorporated into and become a part of this Plan. In the event of an inconsistency between the provisions of such rules and policies and of this Plan, the provisions of such rules and policies shall govern. In the event that the Company’s listing changes from one tier to another tier on a stock exchange or the Company’s shares are listed on a new stock exchange, the granting of Awards shall be governed by the rules and policies of such new tier or new stock exchange and unless inconsistent with the terms of this Plan, the Company shall be able to grant Awards pursuant to the rules and policies of such new tier or new stock exchange without requiring shareholder approval.

11.02  Eligibility The Company and the Participant are responsible for ensuring and confirming that such person is a bona fide Director, Officer, Consultant or Employee, as the case may be.

PART 12

AMENDMENT OF PLAN

12.01 Board May Amend Subject to Section 12.03 hereof, the Board may amend the Plan or Awards at any time, provided, however, that no such amendment of the Plan may be made without the consent of such affected Participant if such amendment would adversely affect the rights of such Participant under the Plan. Without limiting the generality of the foregoing, the Board may, without prior notice to the shareholders and without further shareholder approval, at any time and from time to time, amend the Plan or any provisions thereof, or the form of Award Agreement or instrument to be executed pursuant to the Plan, in such manner as the Board, in its sole discretion, determines appropriate:

(a) for the purposes of making formal minor or technical modifications to any of the provisions of the Plan;

(b) to correct any ambiguity, defective provisions, error or omission in the provisions of the Plan;

(c) to change any vesting provisions of Awards;

(d) to change the termination provisions of the Awards or the Plan;

(e) to change the persons who qualify as eligible Participants under the Plan; and

(f) to add or change provisions relating to any form of financial assistance provided by the Company to Participants that would facilitate the purchase of securities under the Plan.

12.02 Termination The Board may terminate this Plan at any time provided that such termination shall not alter the terms or conditions of any Award or materially impair any right of any Participant pursuant to any Award granted prior to the date of such termination except with the consent of such Participant and notwithstanding such termination the Company, such Awards and such Participants shall continue to be governed by the provisions of this Plan.

12.03 Amendments Requiring Shareholder Approval. Shareholder approval shall be obtained in accordance with the requirements of the Exchange for any amendment that results in:

(a) an increase in the number of Shares issuable under Awards granted pursuant to the Plan;

(b) a reduction in the exercise price of an Option, or a cancellation and reissuance of an Option;

(c) an extension of (i) the term of an Option beyond its original expiry date, or (ii) the date on which a PSU or RSU will be forfeited or terminated in accordance with its terms, other than in accordance with Section 14.05;

(d) a revision to Section 14.08 to permit Awards granted under the Plan to be transferable or assignable other than for estate settlement purposes;

(e) a revision to the insider participation limits or the non-executive director limits set out in Section 4.03;

(f) a revision to the amending provisions set forth in this PART 12; or

(g) any amendment required to be approved by shareholders under applicable law (including without limitation, pursuant to the Exchange Policies).

PART 13

EFFECT OF PLAN ON OTHER COMPENSATION OPTIONS

13.01 Other Options Not Affected This Plan amends and restates the existing stock option plan of the Company which was approved by shareholders of the Company on December 10, 2018.

PART 14

MISCELLANEOUS

14.01 No Rights as Shareholder Nothing contained in the Plan nor in any Award granted hereunder shall be deemed to give any person any interest or title in or to any Shares or any rights as a shareholder of the Company or any other legal or equitable right against the Company whatsoever with respect to Shares issuable pursuant to an Award until such person becomes the holder of record of Shares.

14.02 Employment Nothing contained in the Plan shall confer upon any Participant any right with respect to employment or continued employment or the right to continue to serve as a director or interfere in any way with the right of the Company to terminate such employment or directorship at any time. Participation in the Plan by an Eligible Person is voluntary. For greater certainty, the granting of Awards to a Participant shall not impose any obligation on the Company to grant any Awards in the future nor shall it entitle the Participant to receive future grants.

14.03 Record Keeping The Company shall maintain appropriate registers in which shall be recorded all pertinent information with respect to the granting, amendment, exercise, vesting, expiry, forfeiture and termination of Awards. Such registers shall include, as appropriate:

(a) the name and address of each Participant;

(b) the number of Awards credited to each Participant’s account;

(c) any and all adjustments made to Awards recorded in each Participant’s account; and

(d) such other information which the Company considers appropriate to record in such registers.

14.04 No Representation or Warranty The Company makes no representation or warranty as to the future market value of any Shares issued pursuant to the Plan.

14.05 Black Out Periods Notwithstanding any other provision of the Plan, if the expiry date or vesting date of an Award, other than a PSU or RSU awarded to a Canadian Taxpayer, as applicable, is during a self-imposed “black out” or similar period imposed under any insider trading policy or similar policy of the Company (a “Blackout Period”), the expiry date or vesting date, as applicable, will be automatically extended for a period of ten business days after the earlier of the end of such Blackout Period, or, provided the Blackout period has ended, the expiry date or vesting date of such Award. In the case of a PSU or RSU awarded to a Canadian Taxpayer, any settlement that is effected during a Blackout Period in order to comply with Sections 6.08 or 7.08, as applicable, in the case of a Canadian Taxpayer shall (subject to the requirements of applicable law) be settled in cash, notwithstanding any other provision hereof.

14.06 Unfunded Plan Unless otherwise determined by the Board, the Plan shall be unfunded. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Awards under the Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Company.

14.07 Conformity to Plan In the event that an Award is granted or an Award Agreement is executed which does not conform in all particulars with the provisions of the Plan, or purports to grant Awards on terms different from those set out in the Plan, the Award or the grant of such Award shall not be in any way void or invalidated, but the Award so granted will be adjusted to become, in all respects, in conformity with the Plan.

14.08 Non-Transferability Except as may otherwise be specifically determined by the Board with respect to a particular Award and provided there is no change in beneficial ownership of such Award, Awards granted to a Participant pursuant to this Plan are personal to the Participant and may not be sold, pledged, assigned, hypothecated, gifted, transferred or disposed of in any manner, either voluntarily or involuntarily by operation of law, other than by will or by the laws of descent and distribution.

14.09 Term of Award Subject to Section 14.05, in no circumstances shall the term of an Award exceed ten years from the Grant Date.

14.10 Expiry, Forfeiture and Termination of Awards If for any reason an Award expires without having been exercised or is forfeited or terminated, and subject to any extension thereof in accordance with the Plan, such Award shall forthwith expire and be forfeited and shall terminate and be of no further force or effect.

14.11 Tax Withholding

(a) Notwithstanding any other provision of the Plan, all distributions, delivery of Shares or payments to a Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) under the Plan shall be made net of applicable source deductions. If the event giving rise to the withholding obligation involves an issuance or delivery of Shares, then, the withholding obligation may be satisfied by (i) having the Participant elect to have the appropriate number of such Shares sold by the Company, the Company’s transfer agent and registrar or any trustee appointed by the Company, on behalf of and as agent for the Participant as soon as permissible and practicable, with the proceeds of such sale being delivered to the Company, which will in turn remit such amounts to the appropriate governmental authorities, or (ii) any other mechanism as may be required or appropriate to conform with local tax and other rules.

The Company may also, in its sole discretion, agree to allow a Participant to satisfy its withholding obligation by surrendering the right to a receive a portion of the Shares that would otherwise be issued to the Participant, such that the number of Shares received by the Participant shall be reduced by such number of Shares as are equal in value to the withholding obligation (as determined by the Company).

(b) Notwithstanding any other provision of the Plan, the Company shall not be required to issue any Shares or make payments under this Plan until arrangements satisfactory to the Company have been made for payment of all applicable withholdings obligations.

(c) The sale of Shares by the Company, or by a broker on behalf of the Company, under Section 14.11(a) or under any other provision of the Plan will be made on the Exchange or any other alternative trading system. The Participant consents to such sale and grants to the Company an irrevocable power of attorney to effect the sale of such Shares on his behalf and acknowledges and agrees that (i) the number of Shares sold will be, at a minimum, sufficient to fund the withholding obligations net of all selling costs, which costs are the responsibility of the Participant and which the Participant hereby authorizes to be deducted from the proceeds of such sale; (ii) in effecting the sale of any such Shares, the Company or the broker will exercise its sole judgment as to the timing and the manner of sale and will not be obligated to seek or obtain a minimum price; and (iii) neither the Company nor the broker will be liable for any loss arising out of such sale of the Shares including any loss relating to the pricing, manner or timing of the sales or any delay in transferring any Shares to a Participant or otherwise.

(d) The Participant further acknowledges that the sale price of the Shares will fluctuate with the market price of the Shares and no assurance can be given that any particular price will be received upon any sale. The Company makes no representation or warranty as to the future market value of the Shares or with respect to any income tax matters affecting the Participant resulting from the grant or exercise of an Award and/or transactions in the Shares. Neither the Company, nor any of its directors, officers, Employees, shareholders or agents will be liable for anything done or omitted to be done by such person or any other person with respect to the price, time, quantity or other conditions and circumstances of the issuance of Shares under the Plan, with respect to any fluctuations in the market price of Shares or in any other manner related to the Plan.

PART 15

EFFECTIVE DATE OF PLAN

15.01 Effective Date This Plan shall become effective upon the later of the date of acceptance for filing of this Plan by the Exchange or the approval of this Plan by the shareholders of the Company, however, Awards may be granted under this Plan prior to the receipt of approval by shareholders and acceptance from the Exchange. Any Awards granted prior to such approval and acceptance will be conditional upon such approval and acceptance being given and no such Awards may be exercised or will vest unless such approval and acceptance is given.

SCHEDULE "N"

MANDATE OF THE BOARD OF DIRECTORS OF NEW PACIFIC METALS CORP.

The Board is responsible for the stewardship of the Company and for the oversight of its management and affairs.

Directors shall exercise their best business judgment in a manner consistent with their fiduciary duties. The Board's primary responsibilities, which are discharged directly and through delegation to its Committees, include the following:

• To act honestly and in good faith with a view to the best interests of the Company.

• To exercise due care, diligence and skill that reasonably prudent persons would exercise in comparable circumstances.

• Consistent with its responsibilities to the Company, to further the interests of the shareholders.

• To consider business opportunities and risks and to adopt strategic plans from time to time.

• To identify the principal risks of the Company's business, and to implement an appropriate system to manage these risks.

• To develop an investor relations and shareholder communications policy for the Company.

• To oversee management's adoption of effective internal control and management information systems.

• To review and approve annual and quarterly financial statements and the publication thereof by management.

• To approve operating plans and any capital budget plans.

• To select and approve all key executive appointments, and to monitor executive development.

• To develop the Company's approach to corporate governance, including establishing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

• To adopt a code of conduct to govern employees and management in their activities for and on behalf of the Company.

• To promote a culture of integrity throughout the Company consistent with the adopted code of conduct.

• To take action on issues that by law or practice requires the independent action of a Board or one of its Committees.

• To oversee management in its implementation of effective programs to provide a safe work environment, to employ sound environmental practices, and to operate in accordance with applicable laws, regulations and permits.

• To oversee management in its implementation of an effective communications policy with regard to investors, employees, the communities in which it operates and the governments of those communities.

SCHEDULE "O"

CHARTER FOR THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS OF NEW

PACIFIC METALS CORP.

1.0 Purpose of the Committee

1.1 The purpose of the Compensation Committee is to assist the Board in discharging its duties relating to compensation of the executive officers of the Company.

2.0 Members of the Compensation Committee

2.1 The Compensation Committee shall consist, whenever possible, of no less than three Directors, a majority of whom shall be "independent" as defined under Multilateral Instrument 52-110, while the Company is in the developmental stage of its business. The members of the Committee shall be selected annually by the Board and shall serve at the pleasure of the Board.

3.0 Meeting Requirements

3.1 The Committee shall meet as necessary, but at least once each year, to enable it to fulfill its responsibilities. Without a meeting, the Committee may act by unanimous written consent of all members.

3.2 The Committee may meet by telephone conference call or by any other means permitted by law or the Company's by-laws. A majority of the members of the Committee shall constitute a quorum.

3.3 Minutes will be kept of each meeting of the Compensation Committee.

4.0 Committee Responsibilities

4.1 The Committee shall be responsible for:

(i) reviewing and approving corporate goals and objectives relative to the compensation of senior management, evaluating senior management's performance in light of those goals and objectives, and making recommendations to the board with respect to senior management's compensation level based on this evaluation;

(ii) making recommendations to the Board with respect to the compensation of other senior management and executive officers of the Company;

(iii) reviewing the adequacy and form of the compensation and benefits of the directors in their capacity as directors of the Company to ensure that such compensation realistically reflects the responsibilities and risks involved in being an effective director;

(iv) reviewing and making periodic recommendations to the Board as to the general compensation and benefits policies and practices of the Company, including incentive compensation plans and equity based plans;

(v) reviewing directors and officers compensation disclosure before the Company discloses this information;

(vi) performing such other functions as the Board may from time to time assign to the Committee;

(vii) approving all special perquisites, special cash payments, bonuses and other special compensation and benefit arrangements for the Company's executive officers; and

(viii) reviewing its charter from time to time and recommending any changes thereto to the Board.

5.0 Miscellaneous

5.1 Nothing contained in this Charter is intended to extend applicable standards of liability under statutory or regulatory requirements for the directors of the Company or members of the Committee. The purposes and responsibilities outlined in this Charter are meant to serve as guidelines rather than as inflexible rules and the Committee is encouraged to adopt such additional procedures and standards as it deems necessary from time to time to fulfill its responsibilities.

SCHEDULE "P"

CHARTER FOR THE CORPORATE GOVERNANCE COMMITTEE OF THE BOARD OF DIRECTORS

OF NEW PACIFIC METALS CORP.

New Pacific Metals Corp. (the "Company") has established a Corporate Governance (the "Committee") of the Board of Directors (the "Board") which consists of three or more directors, a majority of whom shall be independent. The Committee meets at least annually, or more frequently as required.

The Committee's mandate is to assist the Board in establishing and maintaining a sound system of corporate governance through a process of continuing assessment and enhancement.

The Committee's duties and responsibilities are:

• To advise the Chairman of the Board and the Board on matters of corporate governance, including adherence to any governance guidelines or rules established by applicable regulatory authorities.

• To advise the Board on issues of conflict of interest for individual directors.

• To examine the effectiveness of the Company's corporate governance practices at least annually and to propose such procedures and policies as the Committee believes are appropriate to ensure that the Board functions independently of management, management is accountable to the Board and procedures are in place to monitor the effectiveness of performance of the Board, committees of the Board and individual directors.

• To develop and review, together with the Chairman, CEO and the President of the Board, annual Board goals or improvement priorities.

• To identify and to recommend to the Board suitable candidates for nomination as new directors, and to review the credentials of directors standing for re-election.

• With assistance of management, to organize and provide an orientation program for new directors where appropriate.

• To periodically review the mandates of the Board and committees of the Board and determine what additional committees of the Board, if any, are required or appropriate.

• To develop such codes of conduct and other policies as are appropriate to deal with the confidentiality of the Company's information, insider trading and the Company's timely disclosure and other public company obligations.

• To take such other steps as the Committee decides are appropriate, in consultation with the Board, to ensure that proper corporate governance practices are in place for the Company, with reference to the Toronto Stock Exchange guidelines or recommendations and other regulatory requirements on corporate governance. To review its charter and assess annually the adequacy of this mandate, the effectiveness of its performance and, when necessary, and to recommend changes to the Board of Directors for its approval.

SCHEDULE "Q"

WHITEHORSE OPTION PLAN

(attached)

WHITEHORSE GOLD CORP.

(the "Company")

INCENTIVE STOCK OPTION PLAN

Date of Plan: June 25, 2020

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1. DEFINITIONS AND INTERPRETATION

1.1 Defined Terms

For the purposes of this Plan, the following terms shall have the following meanings:

(a) "Affiliate" has the meaning ascribed thereto by the Exchange;

(b) “Associate” has the meaning ascribed thereto by the Exchange;

(c) “Black-Out Period” means that period during which a trading blackout is imposed by the Company to restrict trades in the Company’s securities by an Eligible Person;

(d) "Board" means the Board of Directors committee consisting of not less than appointed to administer this Plan; of the Company or, as applicable, a three Directors of the Company duly

(e) “Change of Control” means the acquisition by any person or by any person and a Joint Actor, whether directly or indirectly, of voting securities (as defined in the Securities Act) of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than 50% of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board;”

(f) "Common Shares" means the common shares of the Company;

(g) “Company” means Whitehorse Gold Corp. and its successors;

(h) "Consultant" means an individual who provides consulting, technical, management or other services to the Company or any of its subsidiaries, and who is permitted by Exchange policy and by securities laws to receive Option, either directly or through a Company;

(i) "Director" means a director of the Company or of an Affiliate;

(j) "Disinterested Shareholder Approval" means that the proposal must be approved by a majority of the votes cast at the shareholders’ meeting other than votes attaching to securities beneficially owned by Insiders to whom shares may be issued pursuant to this Plan;

(k) "Eligible Person" means a Director, Officer, Employee or Consultant;

(l) “Employee” means any individual in the employment of the Company or any of its subsidiaries or of a company providing management or administrative services to the Company;

(m) "Exchange" means a recognized market where the securities of the Company are bought and sold;

(n) "Expiry Date" means the last day of the term for an Option, as set by the Board at the time of grant in accordance with Section 5.2 and, if applicable, as amended from time to time;

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(o) "Insider" has the meaning ascribed thereto by the Exchange;

(p) “Joint Actor” means a person acting “jointly or in concert with” another person as that phrase is interpreted in Multilateral Instrument 62-104;

(q) “Market Price” of a Share means, on any given day, the last daily closing price per Common Share on the Exchange on the last trading day immediately preceding any grant of Options;

(r) "Option" means an option to purchase Common Shares pursuant to this Plan;

(s) "Participant" means an Eligible Person who has been granted an Option;

(t) "Plan" means this Stock Option Plan; and

(u) “Securities Act” means the Securities Act, R.S.B.C. 1996, c.418, as amended from time to time.

1.2 Interpretation

References to the outstanding Common Shares at any point in time shall be computed on a non- diluted basis.

2. ESTABLISHMENT OF PLAN

2.1 Purpose

The purpose of this Plan is to advance the interests of the Company, through the grant of Options, by:

(a) providing an incentive mechanism to foster the interest of Eligible Persons in the success of the Company and its Affiliates;

(b) encouraging Eligible Persons to remain with the Company or its Affiliates; and

(c) attracting new Eligible Persons.

2.2 Number of Shares

(a) The maximum number of Shares issuable under the Plan, together with the number of Shares issuable under outstanding options granted otherwise than under the Plan, shall not exceed 10% of the issued and outstanding Shares of the Company. For greater certainty, if an Option is surrendered, terminated or expires without being exercised, the Common Shares reserved for issuance pursuant to such Option shall be available for new Options granted under this Plan.

(b) If there is a change in the outstanding Common Shares by reason of any share consolidation or split, reclassification or other capital reorganization, or a stock dividend, arrangement, amalgamation, merger or combination, or any other change to, event affecting, exchange of or corporate change or transaction affecting the Common Shares, the Board shall make, as it shall deem advisable and subject to the requisite approval of the relevant regulatory authorities, appropriate substitution and/or adjustment in:

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(i) the number and kind of shares or other securities or property reserved or to be allotted for issuance pursuant to this Plan;

(ii) the number and kind of shares or other securities or property reserved or to be allotted for issuance pursuant to any outstanding unexercised Options, and in the exercise price for such shares or other securities or property; and

(iii) the vesting of any Options, including the accelerated vesting thereof on conditions the Board deems advisable,

and if the Company undertakes an arrangement or is amalgamated, merged or combined with another corporation, the Board shall make such provision for the protection of the rights of Participants as it shall deem advisable.

(c) No fractional Common Shares shall be reserved for issuance under this Plan and the Board may determine the manner in which an Option, insofar as it relates to the acquisition of a fractional Common Share, shall be treated.

(d) The Company shall, at all times while this Plan is in effect, reserve and keep available such number of Common Shares as will be sufficient to satisfy the requirements of this Plan.

2.3 Non-Exclusivity

Nothing contained herein shall prevent the Board from adopting such other incentive or compensation arrangements as it shall deem advisable.

2.4 Effective Date

This Plan shall be subject to the approval of any regulatory authority whose approval is required. Any Options granted under this Plan prior to such approvals being given shall be conditional upon such approvals being given, and no such Options may be exercised unless and until such approvals are given.

3. ADMINISTRATION OF PLAN

3.1 Administration

(a) This Plan shall be administered by the Board. Subject to the provisions of this Plan, the Board shall have the authority:

(i) to determine the Eligible Persons to whom Options are granted, to grant such Options, and to determine any terms and conditions, limitations and restrictions in respect of any particular Option grant, including but not limited to the nature and duration of the restrictions, if any, to be imposed upon the acquisition, sale or other disposition of Common Shares acquired upon exercise of the Option, and the nature of the events and the duration of the period, if any, in which any Participant's rights in respect of an Option or Common Shares acquired upon exercise of an Option may be forfeited;

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(ii) to interpret the terms of this Plan, to make all such determinations and take all such other actions in connection with the implementation, operation and administration of this Plan, and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to this Plan, as it shall from time to time deem advisable, including without limitation for the purpose of ensuring compliance with Section 3.2 hereof.

(b) The Board's interpretations, determinations, guidelines, rules and regulations shall be conclusive and binding upon the Company, Eligible Persons, Participants and all other persons.

3.2 Compliance with Legislation

(a) This Plan, the grant and exercise of Options hereunder and the Company's obligation to sell, issue and deliver any Common Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign laws, policies, rules and regulations, to the policies, rules and regulations of any stock exchanges or other markets on which the Common Shares are listed or quoted for trading and to such approvals by any governmental or regulatory agency as may, in the opinion of counsel to the Company, be required. The Company shall not be obligated by the existence of this Plan or any provision of this Plan or the grant or exercise of Options hereunder to sell, issue, or deliver Common Shares upon exercise of Options in violation of such laws, policies, rules and regulations or any condition or requirement of such approvals.

(b) No Option shall be granted and no Common Shares sold, issued or delivered hereunder where such grant, sale, issue or delivery would require registration or other qualification of this Plan or of the Common Shares under the securities laws of any foreign jurisdiction, and any purported grant of any Option or any sale, issue and delivery of Common Shares hereunder in violation of this provision shall be void. In addition, the Company shall have no obligation to sell, issue, or deliver any Common Shares hereunder unless such Common Shares shall have been duly listed, upon official notice of issuance, with all stock exchanges on which the Common Shares are listed for trading.

(c) Common Shares sold, issued and delivered to Participants pursuant to the exercise of Options shall be subject to restrictions on resale and transfer under applicable securities laws and the requirements of any stock exchanges or other markets on which the Common Shares are listed or quoted for trading, and any certificates representing such Common Shares shall bear, as required, a restrictive legend in respect thereof.

4. OPTION GRANTS

4.1 Eligibility and Multiple Grants

Options shall only be granted to Eligible Persons. An Eligible Person may receive Options on more than one occasion and may receive separate Options, with differing terms, on any one or more occasions.

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4.2 Option Agreement

Every Option may be evidenced by an option agreement executed by the Company and the Participant, which shall, if the Participant is an Employee or Consultant, contain a representation and warranty by the Company and such Participant that such Participant is a bona fide Employee or Consultant, as the case may be, of the Company or an Affiliate. In the event of any discrepancy between this Plan and an option agreement, the provisions of this Plan shall govern.

4.3 Limitation on Grants and Exercises

(a) To Insiders:

(i) the aggregate number of Common Shares issuable to Insiders under this Plan and any other share compensation arrangements of the Company shall not exceed 10% of the outstanding Common Shares;

(ii) the aggregate number of Common Shares issued to Insiders in any 12 month period under this Plan and any share compensation arrangements of the Company shall not exceed 10% of the outstanding Common Shares.

(b) Exclusion. For purposes of subsection (a) (ii) herein, any Common Shares reserved for issuance or issued to any person pursuant to this Plan prior to the person becoming an Insider shall be excluded for purposes of the calculations in subsection (a) (ii) herein.

(c) The aggregate number of options granted to any one Person (and Companies wholly owned by that Person) in a 12 month period must not exceed 5% of the issued shares of the Issuer, calculated on the date an option is granted to the Person (unless the Issuer has obtained the requisite disinterested Shareholder approval).

(d) The aggregate number of options granted to any one Consultant in a 12 month period must not exceed 2% of the issued shares of the Issuer, calculated at the date an option is granted to the Consultant.

(e) The aggregate number of options granted to all Persons retained to provide Investor Relations Activities must not exceed 2% of the issued shares of the Issuer in any 12 month period, calculated at the date an option is granted to any such Person. For the purposes of this Plan, Persons retained to provide Investor Relations Activities shall include any Consultant that performs Investor Relations Activities and any Employee or Director whose role and duties primarily consist of Investor Relations Activities.

5. OPTION TERMS

5.1 Exercise Price

The exercise price per Common Share for an Option shall not be less than the Market Price on the date of grant.

5.2 Expiry Date

Every Option granted pursuant to this Plan shall have a term not exceeding, and shall therefore expire no later than, ten years after the date of grant.

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5.3 Vesting

Pursuant to Exchange policies the Board shall determine the manner in which an Option shall vest and become exercisable.

5.4 Assignment

No Option granted under this Plan or any right thereunder or in respect thereof shall be transferable or assignable otherwise than by will or pursuant to the laws of succession except that, if permitted by the rules and policies of the Exchange, an optionee shall have the right to assign any Option granted to him hereunder to a trust, RRSP, RESP or similar legal entity established by such optionee.

5.5 Cessation

(a) If an Officer, Employee or Consultant is terminated for cause, each Option held by such Participant shall terminate and shall therefore cease to be exercisable upon such termination for cause.

(b) If an Eligible Person dies prior to the expiry of his Option, his legal representatives may, within the lesser of one year from the date of the optionee's death or the expiry date of the Option, exercise that portion of an Option granted to the deceased Eligible Person under this Plan which remains outstanding.

(c) If a Director, Officer, Employee or Consultant ceases to be a Participant for any reason whatsoever (other than for termination for cause or for death) each Option held by such Participant will cease to be exercisable 90 days after the termination date. The Board may extend the date of such termination and the resulting period in which the Option remains exercisable to a date not exceeding the Expiry Date.

5.6 Change of Control

In the event of a Change of Control, all Options that are not vested shall vest immediately and automatically without further action by the Board, subject to any restrictions imposed by the Exchange pursuant to its policies stated herein or otherwise at the time of vesting. Options granted to Investor Relations providers are not eligible for accelerated vesting without prior Exchange approval.

6. EXERCISE PROCEDURE

6.1 Exercise Procedure

An Option may be exercised and shall be deemed to be validly exercised by the Participant only upon the Participant's delivery to the Company at its registered office:

(a) a written notice of exercise addressed to the Corporate Secretary of the Company, specifying the number of Common Shares with respect to which the Option is being exercised;

(b) the originally signed option agreement or option certificate with respect to the Option being exercised (or if the Company is holding such original, confirmation of same);

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(c) a certified cheque or bank draft made payable to the Company for the aggregate exercise price for the number of Common Shares with respect to which the Option is being exercised; and

(d) documents containing such representations, warranties, agreements and undertakings, including such as to the Participant's future dealings in such Common Shares, as counsel to the Company reasonably determines to be necessary or advisable in order to comply with or safeguard against the violation of the laws of any jurisdiction;

and on the business day following, the Participant shall be deemed to be a holder of record of the Common Shares with respect to which the Option is being exercised, and thereafter the Company shall, within a reasonable amount of time, cause certificates for such Common Shares to be issued and delivered to the Participant. If an Option expires during a Black-Out Period, then, notwithstanding any other provision of the Plan, the Option shall expire 10 days after the Black-Out Period is lifted by the Company.

6.2 Taxes

The Board and the Company may take all such measures as they deem appropriate to ensure that the Company’s obligations under the withholding provisions under income tax laws applicable to the Company and other provisions of applicable laws are satisfied with respect to the issuance of Common Shares pursuant to the Plan or the grant or exercise of Options under the Plan. Issuance of Common Shares or delivery of share certificates for Common Shares purchased pursuant to the Plan may be delayed, at the discretion of the Board, until the Board is satisfied that the applicable requirements of income tax laws and other applicable laws have been met.

7. AMENDMENTS

7.1 Amendments to Options

The Board may amend any Option with the consent of the affected Participant and the Exchange, including any shareholder approval as required by the Exchange. Disinterested Shareholder approval will be obtained for any reduction in the exercise price if the Optionee is an Insider of the Issuer at the time of the proposed amendment.

7.2 Amendments to the Plan

The Board may from time to time, subject to applicable law and prior approval, if required, of the Exchange or any other regulatory body having authority over the Company and the Plan, suspend, terminate or discontinue the Plan at any time, or amend or revise the terms of the Plan or of any Option granted under the Plan and the Option Agreement relating thereto, provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any Option previously granted to an Optionee under the Plan without the consent of that Optionee.

Notwithstanding the foregoing, the Board is specifically authorized to amend or revise the terms of the Plan or any Option without obtaining shareholder approval in the following circumstances, provided that, in the case of any Option, no such amendment or revision may, without the consent of the Optionee, materially decrease the rights or benefits accruing to such Optionee or materially increase the obligations of such Optionee:

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(a) changes of a “housekeeping” nature including, but not limited to, of a clerical, grammatical or typographical nature;

(b) changes to correct any defect, supply any information or reconcile any inconsistency in the Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Plan;

(c) changes to the vesting provisions of any Option or the Plan;

(d) changes to reflect any changes in requirements of any securities regulatory authority or Exchange to which the Company is subject;

(e) changes to termination provisions of an Option which does not result in an extension beyond the Expiry Date as contemplated in section 5.5 of the Plan;

(f) in the case of any Option, such amendments or revisions contemplated in subsection 2.2(b) of the Plan; and

(g) changes to the definition of “change of control” for the purposes hereof.

8. MISCELLANEOUS

8.1 No Rights as Shareholder

Nothing in this Plan or any Option shall confer upon a Participant any rights as a shareholder of the Company with respect to any of the Common Shares underlying an Option unless and until such Participant shall have become the holder of such Common Shares upon exercise of such Option in accordance with the terms of the Plan.

8.2 No Right to Employment

Nothing in this Plan or any Option shall confer upon a Participant any right to continue in the employ of the Company or any Affiliate or affect in any way the right of the Company or any Affiliate to terminate the Participant's employment, with or without cause, at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Company or any Affiliate to extend the employment of any Participant beyond the time which the Participant would normally be retired pursuant to the provisions of any present or future retirement plan of the Company or any Affiliate, or beyond the time at which he would otherwise be retired pursuant to the provisions of any contract of employment with the Company or any Affiliate.

8.3 Governing Law

This Plan, all option agreements, the grant and exercise of Options hereunder, and the sale, issue and delivery of Common Shares hereunder upon exercise of Options shall be, as applicable, governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. The Courts of the Province of British Columbia shall have the exclusive jurisdiction to hear and decide any disputes or other matters arising therefrom.

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